
11005811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

SEC MAIL PROCESSING RECEIVED APR 14 2011 WASH, D.C. 211 SECTION

REGULATION A PRELIMINARY OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Z-Tech, Inc.

(Exact name of issuer as specified in its charter)

New Mexico

(State or other jurisdiction of incorporation or organization)

6932 Fourth Street NW, Albuquerque, NM 87107; (505) 345-2222

(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Andres A. Gallegos, 6932 4th Street NW, Albuquerque, NM 87107; (505) 345-2222

(Name, address, including zip code, and telephone number, Including area code, of agent for service)

25	85-0432132
(Primary standard industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I—NOTIFICATION

ITEM 1. Significant Parties

(a) The Directors of Z-Tech, Inc. are:

Andres A. Gallegos
Business Address: 6932 Fourth Street NW, Albuquerque, NM 87107
Residence Address: 126 Mariposa Rd., Edgewood, NM 87015

Alvaro Z. Gallegos
Business Address: 6932 Fourth Street NW, Albuquerque, NM 87107
Residence Address: 1036 Solar Rd. NW, Albuquerque, NM 87107

Lucia M. Gallegos
Business Address: 6932 Fourth Street NW, Albuquerque, NM 87107
Residence Address: 1036 Solar Rd. NW, Albuquerque, NM 87107

Dr. Jeffrey Jensen
Business Address: Barry University School of Podiatric Medicine
11300 NE 2nd Avenue, Miami Shores, FL 33161
Residence Address: 1523 Belford Court, Evergreen CO 80439

James R. Ogden, Ph.D.
Business Address: Department of Marketing, College of Business
Kutztown University of Pennsylvania
226 deFrancesco Building
Kutztown, PA 19530
Residence Address: 2636 W. Chew Street, Allentown, PA 18104

(b) The Officers of Z-Tech, Inc. are:

Chairman of the Board:
Alvaro Z. Gallegos
Business Address: 6932 Fourth Street NW, Albuquerque, NM 87107
Residence Address: 1036 Solar Rd. NW, Albuquerque, NM 87107

President and Chief Executive Officer:
Andres A. Gallegos
Business Address: 6932 Fourth Street NW, Albuquerque, NM 87107
Residence Address: 126 Mariposa Rd., Edgewood, NM 87015

Secretary and Treasurer:
Lucia M. Gallegos
Business Address: 6932 Fourth Street NW, Albuquerque, NM 87107
Residence Address: 1036 Solar Rd. NW, Albuquerque, NM 87107

(c) Z-Tech, Inc. has no general partners.

(d) The record owners of 5 percent or more of Z-Tech's no par value common stock, its only class of equity security, are:

Alvaro A. Gallegos: 7,785,999 shares, 27.01% of outstanding shares
Business Address: 6932 Fourth Street NW, Albuquerque, NM 87107
Residence Address: 1036 Solar Rd. NW, Albuquerque, NM 87107

Andres A. Gallegos: 5,815,300 shares, 20.17% of outstanding shares
Business Address: 6932 Fourth Street NW, Albuquerque, NM 87107
Residence Address: 126 Mariposa Rd., Edgewood, NM 87015

(e) The beneficial owners of 5 percent or more of Z-Tech's no par value common stock, its only class of equity security, are:

Alvaro A. Gallegos: 7,800,999 shares, 27.03% of outstanding shares, this includes 7,785,999 shares, and options for 15,000 shares which may be exercised in the next 60 days.
Business Address: 6932 Fourth Street NW, Albuquerque, NM 87107
Residence Address: 1036 Solar Rd. NW, Albuquerque, NM 87107

Andres A. Gallegos 5,830,300 shares, 20.20% of outstanding shares, this includes 5,815,300 shares, and options 15,000 shares which may be exercised in the next 60 days,
Business Address: 6932 Fourth Street NW, Albuquerque, NM 87107
Residence Address: 126 Mariposa Rd., Edgewood, NM 87015

(f) The following may be deemed to be promoters because they are officers, directors, or stockholders having at least 5% of the outstanding shares of common stock of the Company:

Alvaro Z. Gallegos
Andres A. Gallegos
Lucia M. Gallegos

Dr. Jeffrey Jensen
James R. Ogden, Ph.D.

(g) Z-Tech, Inc. has no affiliated companies. Individuals who could be deemed to be affiliates are its officers, listed in (b) above, and its record and beneficial owners of 5 percent or more of its outstanding common stock, listed in (d) and (e) above, respectively.

(h) Counsel to Z-Tech, Inc. with respect to the proposed offering is Schuler.Daly: Law for the Entity, Entrepreneur, and Investor, 10611 4th Street NW, Albuquerque, NM 87114.

(i) Z-Tech, Inc. has no underwriters with respect to this offering.

(j) There are no directors of an underwriter with respect to this offering.

(k) There are no officers of an underwriter with respect to this offering.

(l) There are no general partners of an underwriter with respect to this offering.

(m) There is no counsel to an underwriter with respect to this offering.

ITEM 2. Application of Rule 262

(a) No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) There being no persons subject to any of the disqualification provisions set forth in Rule 262, no descriptions of any such persons are provided.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of Z-Tech, Inc.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) No underwriters, dealers or sales persons will be offering the shares in this offering.

(b) Andres A. Gallegos, Alvaro Z. Gallegos, and Lucia M. Gallegos, all of whom are directors and full-time officers of Z-Tech, Inc., will be offering shares offered in this offering in the following jurisdictions:

Arizona

California
Colorado
New Mexico
Ohio

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The following unregistered securities were sold by Z-Tech, Inc. or any of its predecessors or affiliated issuers within one year before the filing of this Form 1-A:
(1) Z-Tech, Inc.
(2) 40,000 shares of Common Stock
(3) Granted to a former director in consideration of her service on the Z-Tech, Inc. Board of Directors. No value was assigned to these shares by the Company.
(4) These shares were issued to Lindsay Schnyder, a former director of Z-Tech, Inc.

(b) During the one year period before the filing of this Form 1-A, no Z-Tech, Inc. securities were sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of Z-Tech, Inc., or was an underwriter of any securities of Z-Tech, Inc. Z-Tech, Inc.'s Chairman of the Board, Alvaro Z. Gallegos, gifted 274,000 shares of common stock to his children in December 2010.

(c) Z-Tech, Inc. relied upon Rule 701 under the Securities Act of 1933 as the exemption for issuance of the shares to Lindsay Schnyder, as described in (a) above. A written agreement was executed between Ms. Snyder and the company with respect to the shares, which replaced options that had been issued to her under the company's 2003 Director and Officer Stock Plan. Ms. Schnyder was a director of Z-Tech, Inc., and had been for 8 years before her resignation, and as such was sophisticated, knowledgeable, and had access to all information about Z-Tech, Inc. she required in making a determination to accept the shares.

ITEM 6. Other Present or Proposed Offerings

Z-Tech, Inc. may issue options to directors, employees and consultants under its 1999 Director, Officer and Employee Stock Option Plan. No such issuances are currently contemplated. Under Z-Tech, Inc.'s 2003 Director and Officer Plan, directors who are not employees, of whom Z-Tech, Inc. currently has two, are entitled to an award of options for 10,000 shares, granted upon election or appointment as a director, for each service year, and vesting the day before the next shareholders meeting at which directors are elected. This plan permits discretionary awards of options to officers of Z-Tech, Inc., as well as discretionary awards of restricted stock to both eligible directors and eligible officers. Other than the automatic award of options to the independent director, which was suspended for fiscal years after 2008 and accordingly no awards have been made since then, no awards under the plan are currently contemplated. Z-Tech, Inc. is not currently offering or contemplating the offering of any securities other than under these plans and under the Form 1-A.

ITEM 7. Marketing Arrangements

(a) Neither Z-Tech, Inc. nor any person named in response to Item 1 above knows of any arrangement :

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;
(2) To stabilize the market for any of the securities to be offered;
(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There are no underwriters for this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No experts are named in the Offering Statement.

ITEM 9. Use of a Solicitation of Interest Document.

None.

PRELIMINARY OFFERING CIRCULAR

Dated April 11, 2011

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Z-TECH, INC. **Z-COiL™ Footwear**
A New Mexico Corporation
Incorporated on May 9, 1989

Title of securities offered: **Common Stock**

Maximum number of securities offered: **2,500,000 shares of Common Stock**

Minimum number of securities offered: **162,500 shares of Common Stock**

Price per security: **$2.00 per share**

Total proceeds: If maximum sold: **$5,000,000.** If minimum sold: **$325,000**
(For use of proceeds and offering expenses, see questions 9 & 10)

Is a commissioned selling agent selling the securities in this offering?
[ ] Yes [x] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agents?
[ ] Yes [x] No

Is there a finder's fee or similar payment to any person? (See question No. 22)
[ ] Yes [x] No

Is there an escrow of proceeds until minimum is obtained? (See question No. 26)
[x] Yes [ ] No

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [x] No (See question No. 25)

Is transfer of the securities restricted?
[ ] Yes [x] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[x] Is currently conducting operations
[ ] Has shown a profit in the last year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been filed for registration for offer and sale in the following states:

State	***State File No.***	***Effective Date***
New Mexico		
Arizona		
California		
Colorado		
Ohio		

Offering Price to Public	**Discounts or Commissions To Dealers**	**Proceeds**
$2.00 per Share	$0	$2.00 per Share

For New Mexico Purchasers Only

PURCHASERS IN NEW MEXICO ARE REQUIRED TO HAVE EITHER (a) A MINIMUM ANNUAL GROSS INCOME OF AT LEAST $** AND A MINIMUM NET WORTH OF $**, EXCLUSIVE OF AUTOMOBILE, HOME AND HOME FURNISHINGS; OR (b) A MINIMUM NET WORTH OF $**, EXCLUSIVE OF AUTOMOBILE, HOME AND HOME FURNISHINGS.

If the minimum number of shares is not sold in this offering, all funds received will be returned promptly by the Escrow Agent to the investors without deduction and with interest, paid pro rata based upon subscription amount.

A trading market for the shares does not exist. We cannot assure that a trading market will develop after the close of this offering that would enable purchasers of the Shares to resell them.

The date of this Preliminary Offering Circular is April 11, 2011.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 83 pages.

THE COMPANY

1. **Exact corporate name:** Z-Tech, Inc. d/b/a: Z-Coil Footwear

   State and date of incorporation: New Mexico, May 9, 1989
   Street address of principal office: 6932 Fourth Street NW, Albuquerque, NM 87107.
   Company Telephone Number: (505) 345-2222; Website: http://www.zcoil.com.
   Fiscal year: June 30
   Person(s) to contact at Company with respect to offering: Andres A. Gallegos, President.

   Z-Tech, Inc. designs, and manufactures and markets footwear designed to reduce pain in the feet, legs and back caused by the stress of standing, running or walking.

   All trademarks used in this offering circular are the property of their respective owners and are used with permission.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high-risk or speculative (i.e, those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

An investment in the Shares involves a high degree of risk and is speculative in nature. You should only purchase Shares if you can afford a total loss of your investment. In addition to the other information in this Offering Circular, if you are thinking of investing, before you purchase any Shares, you should consider carefully the following risk factors in evaluating an investment in the Company. This Offering Circular contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in those forward-looking statements. We discuss below some of the factors that may cause such a difference.

(1) We have incurred losses in five of our last eight fiscal years, including each of our last five years, and cannot assure that we will generate future profits. As of February 28, 2011, we had total assets of $4,853,216, total liabilities of $1,158,515, and total shareholders' equity of $3,694,701. As of the date of our most recent audited financial statements, June 30, 2010, we had an accumulated deficit of $1,488,386. For the last five fiscal years, ended June 30, 2010, 2009, 2008, 2007 and 2006, we incurred losses of $459,750, $560,430, $441,815, $381,659 and $183,013 respectively. Our losses have continued into fiscal year 2011 at a greater rate. We have lost approximately $608,399 for the 8 months ended February 28, 2011. In addition, we are providing certificates for free shoes for investors in this offering. To the extent the certificates are used, our sales could suffer an adverse impact. We may not become profitable at any time in the future. Please see "Business and Properties" for further discussion of these matters.

(2) Many of our top distributors have closed their businesses in the last 12 months, and we cannot assure we will be able to replace these higher volume retail partners. In the 12 months ended December 31st, 2010, eight of our top 25 stores have gone out of business. We may not be able to replace these higher volume distributors in the foreseeable future, which would have an adverse impact on our sales going forward..

(3) Our accountants have modified their report on our financials with a "going concern" assumption. They have stated that "the Company has experienced a significant

decline in sales activity subsequent to June 30, 2010, which raises a substantial doubt about its ability to continue as a going concern."

(4) Do not invest in our offering if you cannot afford to lose your entire investment. Because an investment in our stock is risky, you could lose your entire investment.

(5) We have very limited operating capital and are dependent upon the success of this offering or additional outside financing (which has not been arranged) to finance our further operations and stay in business. To fund our planned transition of manufacturing to the United States, which includes new manufacturing facilities, automated manufacturing equipment, and product molds, and our marketing program costs completely, we must raise the $5,000,000 maximum amount in this offering. If we do not raise the maximum, we will be required to scale back operations proportionally, or seek other means of financing, including, among others, asset-based loans and bank lines of credit. We have no commitments for any alternative financing and, even if that financing becomes available, which it may not, we might not be able to obtain it on terms that are economically and commercially feasible for us. If only the minimum amount of this Offering is raised, we will be required to significantly alter our business plan and may not be able to support our operations or make the changes in our manufacturing facilities and our advertising strategy that we need in order to reduce our manufacturing costs, relocate our facilities, and advertise our products more broadly and effectively.

(6) We do not have a line of credit or other financing arrangements in place to pay for inventory orders or to assist us in meeting operating needs. During fiscal year 2009, our bank financing arrangements, including our line of credit, were terminated. We sold our office building to pay off the mortgage on the building and to provide working capital. We have not replaced those arrangements. As a result, we are required to use cash to pay our working capital needs and to pay for inventory before it is shipped from the manufacturer. Our cash balance has continued to decline. We must increase sales and receive the proceeds of this offering to enable us to acquire inventory we need and to meet our cash flow needs.

(7) If our patents are infringed or invalidated, infringe someone else's patent, or the patents we applied for are not issued to us, defense of our rights could be very expensive and beyond the means of the Company, and our business might be materially adversely affected. The utility patents covering the function and assembly structure of our Z-CoiL® shoes and replaceable heels and soles and a plate support system for shoes, both of which we have licensed from our Chairman of the Board, Alvaro Gallegos, are critical to the design and manufacture of our spring-based shoes. We also have United States and international design patents, covering the look of the Z-CoiL shoe. We have additional patents pending. Please see section 3: "Business and Properties" for a more complete discussion of patent and trademark issues which could affect us.

(8) The United States patents covering the spring coil technology and the orthotics in our spring shoes, patent numbers 5,435,079 and 5,970,630, will expire in 2013 and 2014, respectively. If new inventions relating to them are not patented (and no such applications have been filed), we will lose the patent protection that makes our shoes unique. Loss of patent protection could significantly erode our competitive advantage and would allow large, well-funded competitors to apply our technology to their products. Please see section 3: "Business and Properties" for a more complete discussion of patents.

(9) We are a small company doing business in the highly competitive athletic and work shoe market dominated by well-known and well-established shoe manufacturers. In fiscal 2010, we experienced an approximately 29% decrease in wholesale purchases, due in part, we believe, to the introduction of "rocker bottom" shoes. Even with the proceeds of this offering, we will not have the significant financial resources to support manufacturing, design, advertising, and other operations critical to our business that many of our competitors have. We might not be able to stay in business if our strategies for competing using our limited financial resources are not successful. Please see section 3: "Business and Properties" for a more complete discussion of competition.

(10) We contract for the components and manufacture of our shoes with suppliers and manufacturers in Asia and so do not have direct control of the supply of components or manufacturing process. The contracts for manufacturing are oral purchase orders. Oral purchase orders are in the nature of short term contracts. Orders are placed with various manufacturers to manufacture different components of our shoes. These components are then shipped to an assembly plant where our shoes are manufactured. We could incur significant costs, or our business could be materially adversely affected, because of delays in or disruption of the schedule for the manufacturing of our shoes or the availability of components, an inability or failure to obtain necessary quantities of components or shoes, or a failure to adhere to quality standards, or a failure or a manufacturer to accept new purchase orders. Please see section 3: "Business and Properties" for further discussion of these matters.

(11) We intend to use some of the proceeds of this offering to establish manufacturing facilities in the United States. If we do not raise sufficient proceeds, or if we are unable to complete those facilities for any reason, we may not be able to move our manufacturing to the United States, or the move could be delayed. Delay in or inability to establish manufacturing facilities would leave our manufacturing exposed to the risks of off-shore manufacturing and hinder the implementation of our strategic plans. Please see section 3: "Business and Property" for a more complete discussion.

(12) Our distribution network is still evolving. In spite of our attempts to use several different distribution methods, we have experienced diminishing sales in the last five years. If we are unable to implement an effective distribution network and increase our retail relationships, our sales will continue to be adversely affected and we may not be able to stay in business. Please see section 3: "Business and Property" for more discussion of these matters.

(13) We may encounter trade barriers when we import our Asian-manufactured shoes into the United States and other countries in which our shoes are sold. The United States and other countries in which we sell our Z-CoiL shoes have or could erect trade barriers that impose costly tariffs, quantity limitations, or prohibitions on import of our Asian-made shoes, any of which could significantly decrease our revenues or sales. In the United States, the current import tariff on Z-CoiL footwear is 0% because it is classified as orthopedic footwear; however that could change. The United States duties on most imported shoes, including BellaViv and Bio-Trek, are 8 - 10%; other countries to which we export or plan to export have similar tariffs, ranging up to 20%. We will continue to pay United States and Canadian tariffs until and unless our United States manufacturing facilities are established. Please see section 3: "Business and Properties" for further discussion of these matters.

(14) Devaluation of the dollar against the Chinese yuan (RMB) will increase our manufacturing costs, an increase we may not be able to pass on to our customers. If our manufacturing costs are increased because of the devaluation of the dollar, our profit margins could be decreased if we are unable to pass on the added cost to our customers.

(15) We may not be able to retain our key executives. As a small company, we depend on Alvaro Gallegos, our Chairman of the Board, founder and inventor, and Andres A. Gallegos, our President and Chief Executive Officer, to make most of our executive and production decisions and to provide vision and direction. Our operations might be significantly disrupted if either of them became unavailable for any reason. We would need to find a suitable replacement, which might be very difficult to do. Please see sections 29 through 42 for further discussion of these matters.

(16) Our three executive officers, rather than investors in this offering, will retain effective voting control of our company after this offering. Our three executive officers, Alvaro Gallegos, Andres Gallegos, and Lucia M. Gallegos, who are also directors and are related family members, as a group will have legal and beneficial ownership of 14,700,799 shares of Common Stock, which will constitute 49.94% of the outstanding common stock (if the minimum number of Shares is sold) or 46.27% (if the maximum number of Shares is sold) of the voting securities after the Offering is completed. All 22 members of the Gallegos family who have received gifts of stock from Alvaro Gallegos have granted him the right to vote their shares.

These shares total 17,410,859 shares and represent 54.80% of the outstanding voting stock, assuming the maximum number of shares in the offering are sold. Thus, they as a group will have the power to elect, and as a practical matter to control, our Board of Directors and substantially control all corporate actions and decisions for an indefinite period of time. Purchasers of the Shares will not have control over the management of the Company. Please see sections 29 through 42 for further discussion of these issues.

(17) Investors in this offering will suffer immediate dilution in the net tangible book value of their Shares. The offering price is substantially higher than what our founders, officers, key employees and directors paid for their shares, and than the pro forma net tangible book value per outstanding ordinary share, based on the net tangible book value on June 30, 2010 as adjusted for this offering. Based upon the offering price of $2.00 per Share, investors purchasing Shares will incur immediate and substantial dilution of $1.87 per Share, or 187%, in a minimum offering and $1.75 per Share, or 1756% in a maximum offering. Investors in this offering will sustain an aggregate dilution of $1.87 if the minimum is sold and $1.75 if the maximum is sold.

(18) A trading market for the Shares does not and may not exist. We cannot assure that a trading market will develop after the close of this offering that would enable purchasers of the Shares to resell them. We do not have a market maker who could facilitate trading. No market developed after the sale of shares in our first Regulation A offering.

(19) We set the offering price of $2.00 per Share arbitrarily. The price is based upon the proceeds we want to receive and the amount of ownership in the Company we believe to be in the best interests of our shareholders. The price is not based on the assets or book value of the Company or other customary investment criteria. In determining the offering price, we considered the per share price in our previous offering, the nature of the industry of which we are a part, risks involved in such an investment, the estimated projected future income stream, and the estimated amount of proceeds required for our business. The offering price probably does not reflect the fair market value, if any, of our common stock.

(20) This offering will be self-underwritten by the Company. Our executive officers will be effecting sales in the offering, for which they will receive no additional compensation other than their salaries as officers of the Company. The shares will be sold on a best efforts basis. We will not have an underwriter assisting us to make sales.

(21) The shares offered in this offering will be "penny stock", which means, among other things, a stock that sells for less than $5.00 per share. If the shares are designated as penny stock, an active public market for the shares may not develop because of significant additional regulatory restrictions and limitations imposed on broker/dealers in connection with trades in penny stocks. Brokers who do not qualify for an exemption are subject to, among other things, disclosure to customers regarding numbers of transactions in penny stock, price, compensation and sales practices.

(22) Our officers are not disinterested parties in transactions between them and the Company. We lease our office space from our President and license two of our patents, covering the spring shoe and the rigid midsole structure, both of which are fundamental to our shoes, from our Chairman of the Board, who are not disinterested parties.

(23) Three of our five board members are related family members and employees; we have only two independent directors. Because only two of our five board members are independent and not part of the family from which the other board members come, we do not have a majority of the board that can be presumed to exercise outside, independent judgment on matters affecting the company and company policy.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

General

Z-TECH, INC. designs, manufactures and markets footwear designed to reduce pain in the feet, legs and back caused by the stress of standing, running or walking.

Our primary brand, on the market since 2000, is Z-CoiL® footwear. Z-CoiL footwear features a proprietary and interchangeable spring cushioning midsole, built-in orthotic, and rocker forefoot. We refer to the current models as Z-CoiL 1.0. Z-CoiL 1.0 retails from $189.95 to $303.95; the most popular style is priced at $189. We own eight and license two patents covering various aspects of the technology and design of the footwear; three of these pertain to the current footwear.

In approximately the third quarter of 2011, we expect to launch our Bio-Trek® footwear. We have placed our first order for Bio-Trek footwear, which is scheduled to be delivered in the summer of 2011. Bio-Trek features a built-in, adjustable orthotic, extra-thick and soft durometer polyurethane midsole, and rocker forefront in a conventional walking, working and sport shoe. It is similar to Z-CoiL, but does not have the interchangeable spring system. We expect that it will be priced lower than our Z-CoiL shoes, at an estimated $99 to $149, depending on the model.

Our next expected product is BellaViv™, which is a line of women's heeled dress shoes, designed for reducing the discomfort caused by many women's dress shoes. BellaViv will feature a 2-inch heel with ½ inch of spring suspension, rocker forefront, and padded toe box, as well as an interchangeable spring system. We recently launched and sold over 1,000 pairs of a "beta" version of this shoe to distributors and end users. The feedback suggested there is a viable market for this type of product. We are continuing design and development work and expect to launch BellaViv in the spring of 2012.

Distribution: We currently sell our shoes:

- through 38 franchised, independent stores,
- through over 200 authorized retail distributors,
- at a retail showroom located inside our main office,
- through medical resellers, and
- directly to consumers through Internet and telephone orders,

Consumers of Z-Tech shoes are normally persons who are experiencing some type of pain in their feet, legs or back, and are seeking relief. Most persons use our shoes in a work environment or for walking or running.

Objective. Our objective is to become a leading marketer of footwear crafted to alleviate pain to the body. We have been in the past, but are not now, and have not been in the past five years, profitable. We plan to become profitable again and grow through the implementation of key business strategies, including, among others, the introduction of two new footwear lines, launching the next generation of much improved Z-CoiL products, moving our manufacturing from Asia to the United States, and implementing and expanding new distribution and marketing strategies. Please see section 3(c): Marketing.

The Technology. Our Z-CoiL shoes use a conical steel spring in the rear of the mid-sole to absorb shock, a critical factor in reducing injury and increasing comfort. Our patented technology provides approximately twice the compression distance (the total distance which a shoe is

capable of contracting and expanding when pressure is applied) of other shoes intended for similar purposes. Additional cushioning reduces impact, and therefore, the likelihood of injuries, to the body from running or walking. During compression, the smaller end of the spring passes through the larger end into a space delineated by a spacer. As described in the utility patent, United States patent number 5,435,079, directed to a "spring athletic shoe", issued July 25, 1995 to Al Z. Gallegos, "The structure maximizes energy return and prevents bottoming out during compression." A United States design patent was also issued to Al Z. Gallegos, United States patent number Des. 434,548, directed to a "shoe with a spring." When our first model of Z-CoiL shoes, the Recoil Trainers, were compared to a traditional elastomer-cushioned running shoe, the pulse curves for the Recoil shoes were typically of longer total duration than the curves for an elastomer-cushioned running shoe. This means that there is a more gradual onset of shock forces in the Z-CoiL shoes, reducing the jarring effect to the foot and lower leg of a runner as the heel impacts the ground. The importance of this reduction in jarring was underscored by a 1995 report by The RPG Company, entitled Athletic Shoe Cushioning, which stated, "In summary, the primary function of an athletic shoe cushioning system is to reduce the potentially injurious effects of repeated impacts between the foot and the ground. A cushioning system functions by increasing the duration of an impact, hence reducing the shock transmitted to the musculo-skeletal system." Our Z-CoiL shoes return 40% to 50% of the energy transferred to them with each step as shown in the 1995 Los Alamos Study, "Evaluation of Z-CoiL Running Shoes."[3] In another study measuring foot pressure in a work environment, Z-CoiL shoes demonstrated a statistical significant difference in the reduction of pressure in the whole foot, heel, midfoot and forefoot with the use of Z-CoiL® footwear versus non specified occupational shoes. The researcher's conclusion: "With the ergonomic implementation of Z-CoiL shoes, the plantar surface of the foot experienced a significant decrease in pressure. This decrease helps fight fatigue and injury, while improving joint health."[4]

We believe that other conventional running shoes return significantly less of the energy expended by a runner. In addition, the flexibility of the mid-sole spring compensates for varying contours of the ground and provides stability without the rigidity, and without the consequent reduction in the cushioning that other running shoes have employed to maximize stability.

Since our beginning in 1995, we have made significant improvements to the Z-CoiL technology. One of the most notable changes is our ability to customize the spring to the weight and type of use for individual users. All Z-CoiL springs are interchangeable; any Z-CoiL shoe can be fitted with a stronger or weaker spring to customize the resistance of each step in an effort to maximize compression and comfort while minimizing impact to the body.

We are also able to adjust the spring tension from the inside of the foot to the outside of the foot or vise-versa. This is accomplished by rotating the spring in 90 degree increments. The purpose of adjusting the spring tension from the inside to outside of the foot or vise-versa is to control the rate of foot pronation. Excessive foot pronation (the rate at which the foot rolls inward/outward) is critical in reducing the over-rotation of the foot, ankle, knee and hip which contributes to pain and injury. The adjustment in tension is unique to the Z-CoiL technology and found in no other shoe product.

Left Right

---

[3]S. Hopkins, Evaluation of Z-CoiL Running Shoes (1995) (Los Alamos National Laboratory)
[4] W. Scheler, Ergonomic Implementation to Reduce Plantar Pressure (December 2008) (New Mexico Highlands University)


Soft Side
Soft Side
Firm Side
Soft Side
Firm Side
Medium Side
Medium Side

The second proprietary feature used in all Z-CoiL and Bio-Trek shoes is a built-in orthotic or plate system, which is located below the foot. Orthotics are commonly prescribed by podiatrists for a variety of foot, leg and back-related injuries. The orthotic plate used in Z-CoiL footwear and Bio-Treks, called the "Z-Orthotic", is a permanently molded plate system which extends from the ball of the foot to the heel. Its contoured design and strength provide the heel, arch, and tendons of the foot with enhanced support, stability, and protection from impact with the ground. The orthotic design is engineered to spread the impact from the ground evenly through the entire foot structure. In contrast, when someone is walking barefoot or in flimsy shoes, pressure from the ground is concentrated on one part of the foot. Repeated pressure on that part can cause damage and pain. The Z-Orthotic also reduces the amount of internal shoe friction and heat build-up inside the shoe. The orthotic now used in the Z-CoiL footwear, trademarked as the Z-Orthotic, is covered by United States patent number 5,970,630, issued October 26, 1999 to Al Z. Gallegos.


Z-Orthotic



Plans. We plan to use some of the funds raised in this offering for:

- Moving Manufacturing from the Asia to the United States:
    - Building or acquiring manufacturing capacity
    - Purchasing or acquiring automated manufacturing equipment
    - Purchasing new over-molding tooling for each brand and shoe size
- Purchasing the initial inventory for Bio-Trek
- Finalizing the development and tooling for BellaViv and purchasing the initial inventory
- Purchasing additional Z-CoiL inventory for promotional efforts related to this offering
- Developing new marketing and promotional materials, including an infomercial for Z-CoiL

If we raise only the minimum amount in this offering, our manufacturing efforts will be significantly restricted. With minimum funding, we will focus only on Z-CoiL 2.0, which is moving manufacturing to China and some component part manufacturing to the United States, and securing inventory for Bio-Trek.

Please see section 9, Use of Proceeds, for more information.

Footwear. We plan to introduce two new lines of footwear, Bio-Trek and BellaViv, in the third calendar fiscal quarter of 2011 and 2012, respectively. We have described these above, under the "General" section.

Beginning in the second quarter of 2011, we will mass-produce our shoes in the People's Republic of China pursuant to an oral agreement with David Hill, a United States manufacturing representative in China, who will arrange the manufacturing for us. We will pay him a fee for arranging the manufacturing and will pay for footwear molds for the manufacturing companies to use. The molds will belong to us; Mr. Hill is responsible for replacing defective products. Until manufacturing begins in China, our shoes will continue to be produced by a Korean company that has coordinated all Z-Tech development, testing and manufacturing. Our existing Korean molds are for the current Z-CoiL 1.0 models and will not be returned to us. We now conduct all of our development, testing, and mold preparation through a footwear engineering team in Portland, Oregon. Assuming we receive the necessary funding from this offering, we plan to manufacture the spring units for our footwear in the United States by the third quarter of 2011. We also plan to move the manufacturing of the shoe bottoms from China to our own facility in the United States by 2013. Please see section 3(b), Manufacturing, for more information on this agreement.

The following chart describes our Z-CoiL styles and our proposed Bio-Trek and BellaViv styles and their market categories.

Category	Athletic Shoes	Casual Work Shoes	Industrial Work Shoes	Hiking Boots	Dress shoes
Description	Running, walking, and sport athletic shoes. 1. Designed specifically to reduce impact and injuries and increase performance. 2. Help you walk and run longer and farther without getting tired by reducing the amount of energy that is used. 3. Great for traveling and sightseeing. 4. Slip resistant outsoles.	1. Walking shoes for casual wear and business use. 2. Great for traveling and sightseeing. 3. Slip resistant outsoles.	1. Walking and standing shoes for industrial and work use. 2. Protective Toe footwear (ASTM labeled and approved composite toe). 3. Slip resistant outsoles.	Rugged, all-terrain hiking. 1. Designed for trail and off-trail hiking, to reduce impact and injuries. 2. Also great for traveling and sightseeing.	Sophisticated dress shoes. 1. Styles women can choose to wear with dresses or dressier outfits. 2. Styles men can wear with suits or dressier outfits.
Z-CoiL Models	1. Freedom athletic Shoe (synthetic leather with mesh for breathability) (3 color choices: all black, all white; white with blue).	1. Z-Walker full grain leather. (2 color choices: all black; all white)	1. Z-Duty Work Boot with an enclosed heel. (color: all black)	1. High Desert Hiker (color will rotate from all black to all brown)	1. Women's Mary Jane style (color to rotate from black to brown)
	2. Athletic full grain leather with mesh. (color: grey with trend color accents)	2. Taos Clog (color: all black)	2. Z-Duty Work Boot Protective Toe with an enclosed heel. (color: all black)	2. Z-Trek (low cut) Casual/urban look which will appeal to a younger target audience. (color: will rotate from black to brown with trend color accents)	2. Women's dressy sandal. (color to rotate from black to brown)

		3. Z-Walker Velcro (color: all black)	3. Z-Walker Protective Toe with an enclosed heel. (color: all black)		3. Men's dress shoe. (color to rotate from black to brown)
		4. Women's Casual Sandal (colors to rotate based on color trends)			
Bio-Trek Models	These styles were specifically chosen to fit into a variety of categories:: 1. Journey casual/athletic/hiking shoe. Colors will differ Men vs. Women based on current color trends. 2. Canyon full grain leather all black casual shoe for Men. 3. Safari full grain leather all black casual shoe for Women.				
BellaViv Models					1. 2" full grain leather pump. (2 color choices: all black; all brown) 2. Sling back "peep toe" full grain leather 2" pump. (color: black)
Target Audience	Walker, runners, traveler/sightseeing, sport enthusiasts and persons interested in "sport" working shoes, (e.g., Federal Express, restaurant workers).	Adult workers who spend extended time either walking or standing (e.g., traveler, nurses, postal, retail, restaurant, security, janitorial, factory, casino/hospitality workers)	Industrial workers who spend extended time either walking or standing (e.g., warehouse, construction, janitorial, factory, auto workers)	Hikers, travelers, and industrial workers	Professionals and office workers
Positioning	Pain reduction Increase in stamina (walk farther/work longer) Injury prevention	Pain reduction Increase in stamina (walk farther/work longer)	Pain reduction Increase in stamina (walk farther/work longer) Injury prevention	Pain reduction Increase in stamina (walk farther/work longer) Injury prevention	Pain reduction Increase in stamina (walk farther/work longer)
Construction	All footwear will be made of the highest quality materials: full-grain leather or synthetic leather, mesh, lining, insole, and padded heel and tongue for added comfort.				
Spring	1. Z-CoiL footwear: All models (excluding industrial boot and protective toe footwear) will have an exposed open coil spring. Z-Duty and protective toe footwear will have a covered spring. All open coil springs can be retrofitted with a spring cover so that spring is not exposed and visible. 2. Bio-Trek models: No springs will be used in the production of these shoes. 3. BellaViv models: Spring will be encapsulated in heel unit and will not be exposed.				

(b) Describe how these products and services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Manufacturing and Assembly

Beginning in the second quarter of 2011, we will be moving manufacture of our Z-CoiL footwear, other than the spring system, to the People's Republic of China under an oral agreement with David Hill, a manufacturer's representative in China. Until we move all of our manufacturing to China, approximately the end of 2011, some styles of our Z-CoiL footwear will be manufactured in South Korea, where all of our manufacturing currently takes place. In China, Mr. Hill will arrange for manufacturers for us. Both Mr. Hill and we can terminate our agreement at any time. We expect to pay for the products in cash before shipping, similar to what we are currently doing. Mr. Hill will be responsible for replacing defective product. We will pay him a commission on each order. We will provide molds to manufacturers he arranges for us, but we will continue to own the molds.

Our intention, should we receive sufficient proceeds in this offering, is to bring our manufacturing operations back to the United States. We expect to manufacture the spring unit for our Z-CoiL lines in the United States by the third quarter of calendar 2011. In calendar 2013, we plan to move the manufacturing of the footwear bottoms and all final assembly to the United States. We will continue to have the footwear uppers manufactured outside the United States, at least initially, but have not determined a location.

We believe that manufacturing our footwear in the United States will give us significant competitive advantages. The primary advantages include:

1. Launching product innovations more quickly to the market.
    a. Research and development, sample making, testing, communication and product transit time will all be expedited in the United States as compared to manufacturing in Asia. We believe that we will be able to design and launch new footwear technologies much faster.
2. Responding to consumer's style preferences faster for existing products
3. Reducing inventory dollars while maximizing inventory available for sale
    a. By manufacturing in the United States, we will reduce the amount of inventory on hand due to reduced transit and manufacturing time. We currently have a four month lag time from order to receipt in our warehouse for our Asian manufactured product.
    b. We plan to warehouse much of our inventory in parts and assemble footwear on a "just in time" basis.
4. Reducing retail prices for our footwear and therefore enhancing our competitive advantage at retail and online.
5. Reducing our manufacturing costs:
    a. We plan to reduce our manufacturing costs through manufacturing automation. Much of our footwear built in the United States will be built with advanced tooling and over molding, requiring little to no human labor while improving quality and performance.
    b. Eliminating any tariff costs for shoes sold in the USA
    c. Eliminating shipping costs, which have historically been about $1.00 per pair.
    d. Reducing cost uncertainties resulting from currency fluctuations and foreign market labor fluctuations.
6. Improving quality control
7. Eliminating any tariffs/duties in exporting Z-Tech products to Europe, Mexico and Canada. Europe, Mexico and Canada have significant protective tariffs for shoes built in Asia.
8. Providing the ability to sell to US Military institutions that would otherwise be prohibited due to the Barry Amendment.
9. Increased consumer interest in and support and sales for our product labeled "Made in USA" among North American customers.
10. Increasing the perceived value and quality among consumers worldwide for product labeled "Made in USA."

Until we move all of our manufacturing to China, some of our Z-CoiL footwear and components will continue to be, as they have been since 1995, manufactured by established South Korean manufacturers. We have had an ongoing arrangement with Mr. Yong Oh Lee to manufacture and distribute our Z-CoiL products in the Republic of China, Hong Kong, Taiwan, Japan, Vietnam, Indonesia, Thailand, Philippines and Korea. While originally the terms of our arrangement with Mr. Lee were set out in a written exclusive sublicense agreement expiring in 2015 ("Lee Sublicense"), our actual course of conduct with him has evolved and varied materially from that written agreement. We believe that the written agreement no longer governs our arrangement, and, in any case, that he has defaulted under it. Currently, we place orders with him and pay him invoiced amounts which include undisclosed fees to him for his services. We have an understanding with him that we may move our manufacturing elsewhere if we are able to secure a 5% or more advantage by doing so. Our move to China will save us more than that in costs. He has not objected to our moving manufacturing to China, although it is possible he could do so. We expect that both Mr. Lee and we will simply stop doing business together and that there will be no disputes arising out of our business arrangements or the written agreement.

The new lines of footwear that we are developing, Bio-Trek and BellaViv, are described in our answer to section 3(a) above. We have dozens of functional prototypes for Bio-Trek and thousands of BellaViv shoes. We have placed the first manufacturing order for Bio-Trek in China, to be delivered in the third calendar quarter of 2011. The "beta" version of BellaViv was launched in late 2010 and is being further modified. The commercial BellaViv manufacturing prototypes should be developed by fourth Quarter in 2011. We hope to manufacture these lines of footwear, as well as our Z-CoiL line, in the United States if we receive sufficient proceeds from this offering. Please see section 9, "Use of Proceeds."

We have not determined at this point whether we will own or lease our potential manufacturing facilities in the United States, or whether we will contract with an existing manufacturer. If we manufacture ourselves, we will need to acquire the facility, purchase raw materials and components, comply with environmental and other laws, regulations, and codes, hire the necessary labor, and undertake all of the other responsibilities and risks related to manufacturing. We have overseen manufacturing in Korea, but we have not operated our own plant. While we believe that such a course could be beneficial to the company, the implementation time may be longer than expected and the implementation itself more difficult and costly than we believe.

Marketing and Distribution

We market and distribute our footwear in the United States, Canada and Puerto Rico. We sell our shoes directly to consumers through Internet and telephone orders, through 43 franchised, independent stores, through over 200 authorized retail distributors, through medical resellers, and at a retail showroom located inside our main office. We have one authorized retail vendor in Puerto Rico, and two authorized vendors in the provinces of Canada. We have no customers that account for or will account for more than 10% of our sales, and we have no major existing sales contracts.

We expect to use up to 20 percent of offering proceeds to increase our branding and advertising efforts. Please see section 3(d) below and section 9: "Use of Proceeds."

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within the industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products and services, or the formula for determining prices, and how these prices compare with those competitors' products or services, including a

description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why Company believes that can effectively compete with these and other companies in its area for competition.

Note: because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Industry Background.

Describe the industry in which the Company is selling or expects to sell its products or services:

(Source: An Annual Statistical Analysis of the United States Apparel and Footwear Industries – Annual 2008 Edition)
https://www.apparelandfootwear.org/userfiles/file/trends/trends2008annual.pdf

The footwear industry is one of the world's major consumer apparel industries. In 2008, consumers in the United States alone purchased almost 2.2 billion pairs of shoes representing over $19.1 billion in retail sales.

Imports continue to dominate the United States footwear market, accounting for 98.7 percent of the market in 2008. United States shoe production, which declined 5.1 percent in 2008, fared better than United States footwear imports, which fell 6.8 percent. Thus, domestic producers actually gained market share in a declining market, although that share increase was very small – from 1.28 percent to 1.30 percent.

United States imports of footwear declined 6.8 percent from 2.4 billion pairs in 2007 to 2.2 billion pairs in 2008. The value of this trade, however, *increased* 0.8 percent, from $18.9 billion to $19.1 billion. This indicates an overall increase in import prices (but not necessarily retail prices) of 8.1 percent.

United States footwear imports from China continue to supply the lion's share of the United States footwear market, accounting for 86.1 percent of all shoes sold in the United States in 2008. However, this represents a loss of market share for China, as it accounted for 86.8 percent of the market in 2007. Vietnam had the greatest gains in terms of market share during the year, rising from 4.5 percent in 2007 to 5.5 percent in 2008.

These trends continued during the first quarter of 2009 as total United States footwear imports declined 9.7 percent and the value of imports declined 3.4 percent compared to the previous year. These changes indicate that import prices for imported footwear continued to rise – up 7.0 percent – in the first quarter of 2009. With rising import prices and a down economy that has sapped demand; the footwear industry in the United States will continue to face price pressures and lower margins, at least in the short term.

Quantity of Nonrubber Footwear Imports By Country 2009

1 China	87.14%
2 Vietnam	5.47%
3 Indonesia	1.97%
4 Brazil	1.58%
5 Thailand	0.77%

In 2009, Men's Women's and Juveniles accounted for 10.5%, 39.7 and 14.4% of all footwear unit sales respectively. Athletic, Slippers and Others footwear represented the remaining

14.4%, 1.4%, and 2.6% percent respectively. By category, leather shoes represented 28.6% of sales, vinyl or plastic shoes represented 37.4%, and other shoe types represented 14.1%.

The Hidden Tax On United States Consumers

Despite the fact that almost all apparel and footwear sold in the United States today is imported, United States imports of apparel and footwear continue to be subject to some of the highest import duties assessed by the United States government. The average collected tariff for all imported articles was 1.2% in 2008 – its lowest recorded level. Meanwhile, average duties on imported footwear remained constant at 10.0% during 2008 and the average collected duty on imported apparel was 12.3%.


Effective Duty Rate
All U.S. Imports Vs. U.S. Apparel Imports & U.S. Footwear Imports
15.0%
10.0%
5.0%
0.0%
2005
2006
2007
2008
U.S. Apparel Imports
U.S. Footwear Imports
All U.S. Imports

Figure 11
Source: Trade Dataweb, United States International Trade Commission.

United States Employment and Wages

Employment in United States footwear manufacturing lost 600 jobs or 3.7 percent of the workforce in 2008. Employment in footwear manufacturing stood at about 15,800 workers at the end of year. An additional 500 jobs were lost during the first three months of 2009 [TABLE 19]


U.S. Textile & Apparel Manufacturing Employment
Thousands of Workers
1,800
1,600
1,400
1,200
1,000
800
600
400
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Figure 12
Source: *Current Employment Statistics*, Bureau of Labor Statistics, United States Department of Labor.

Trends

Footwear Pricing

The retail markets for apparel and footwear have experienced deflationary pressures for some time. Since 1998, retail prices for apparel have dropped a total 11% , while retail prices for footwear are now three % below the levels recorded in 1998. At the same time, overall retail prices (for all products) have increased 32% since 1998. [/Figure 7]


Cumulative Change in Consumer Prices
1998 - 2008
Percent Change
35
30
25
20
15
10
5
0
-5
-10
-15
1998
2001
2004
2008
All Items
Apparel & Footwear
Footwear

Figure 7
Source: *Consumer Price Index*, Bureau of Labor Statistics, United States Department of Labor.

The deflationary pressure on footwear is a result of several factors, including less expensive foreign manufacture, intense competition among manufacturers, relatively homogeneous shoe selection, and consumer price sensitivity, especially during the "great recession" of 2007-2009. Worldwide, most shoes are sold through retailers[2].

Competitive Technology

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products and services, or the formula for determining prices, and how these prices compare with those competitors' products or services, including a description of any variations in product or service features.

When Z-CoiL originated in 1995, the competitive footwear landscape had few technological advances. Today, new competition has emerged responding to the increased levels of foot, leg and back discomfort of an older and heavier US population. Z-Tech was among the first companies to recognize the magnitude of pain challenges associated with changing population demographics and footwear that was ill equipped to deal with the problems. We began with pain relief products in the athletic shoe category, which in 2008 represented 14.4% of the United States footwear sales, then expanded into other categories. Our new BellaViv line of women's shoes is intended to address the women's market, which in 2008 accounted for 39.7% of footwear unit sales.

Today the pain relief category, loosely defined as "therapeutic, wellness or pain-relief footwear, insoles and orthotics," is large and growing. As a result, many new companies and products have emerged with new footwear, orthotic and insole technologies. Some new insole and orthotic companies provide pressure mapping technologies used in stores to help retailers determine a proper "fit" for individuals with foot concerns. Both our competition and category are growing.

Millions of dollars are being spent in advertising, and millions more in product development and research to create the perfect shoe, insole or orthotic for people with pain issues. Given the variety of foot, leg and back ailments, no one solution is appropriate for all conditions.

We believe that to date there is no individual technology that offers the pain relief benefits offered in each pair of Z-CoiL footwear for the most common painful conditions in the foot, leg or back experienced by Americans today. This is because the Z-CoiL shoe incorporates more features and benefits, as well as individual adjustability, giving users a more complete and synergistic solution as compared to our competition.

Z-Tech's Market Niche

Z-Tech's market niche is people in pain and those interested in preventing pain. We believe that Z-CoiL, Bio-Trek and BellaViv represent the highest quality and the most comprehensive, cost effective and non-invasive footwear solutions available for people experiencing the most common ailments related to foot, leg and back pain, such as plantar fascia, heel spurs, joint pain, knee and hip pain, and back pain. Consumers buy our shoes primarily to relieve pain or as a preventative measure against damage to bones, tendons and joints. Although many conventional shoes and some specialty shoes may be purchased for this reason, none of them performs to the degree of Z-CoiL footwear. Some of our Z-CoiL customers have reported to us that they have delayed or eliminated surgery or eliminated their purchase plans for low impact exercise machines or medical devices such as orthotics (which normally exceed the cost of our shoes) or heel pads.

We believe that no other shoe or footwear device provides the integrated pain relief technology that our shoes do. Our new Bio-Trek shoes will be the first shoes with a built-in, adjustable orthotic and superior polyurethane cushioning. Our new BellaViv shoes will be the first high heel shoes for women with an interchangeable spring and a built-in orthotic. Together with Z-CoiL, all three brands feature a built-in adjustable orthotic contoured to the bottom of the foot, essentially a medical device like those recommended by podiatrists, which equalizes pressure, and advanced cushioning system which reduces ground forces. All three also have a rocker forefoot which reduces pressure on ball of the foot. Our Z-CoiL shoes have a minimum of twice the cushioning of any competitive shoe.

We currently offer styles in a range of categories, such as hiking, industrial, dress and sandals, in an effort to appeal to our niche audience of people in pain, in the type of environment in which they reside.

We strive to distinguish ourselves in the crowded shoe market by using promotional strategies that focus on pain relief to the body. We advertise "pain relief footwear" to convey our message of "health, well-being, and prevention of further damage." "Pain Relief Footwear®" is a registered trademark of the company and accurately describes our purpose and mission as a company. As part of our public relations efforts, we seek to educate consumers about the risks to the body caused by hard surfaces and badly designed shoes. We compete by having:

- A unique built-in and adjustable orthotic,
- A unique replaceable, adjustable, customizable spring system,
- A trained dealer network and corporate staff who can properly fit shoes and educate customers and distributors,
- The engineering know-how to build a superior pain-relief product and retool in the United States, and
- The ability to reduce foot, leg and back pain at a higher level than any competitor.

Categories of Competition

We analyze the general categories of our competition below.

Rocker Footwear: Rocker bottom shoes are shoes that have a bottom that simulates a rocking motion when the wearer stands or walks in them. They have become an increasingly

popular fitness trend, but there is no proven clinical research to demonstrate that there are real fitness and health benefits to wearing these shoes, despite many claims by manufacturers.

The soles of rocker bottom shoes are thick and curved, creating the rocking ability that is lacking in traditional flat shoes. They have a distinct and unique look. We believe some rocker shoes may help foot pain, as they offer more rigid foot support than traditional footwear; however they offer no more impact protection, pronation control, or foot pressure distribution than traditional shoes.



Spring-Loaded footwear: Two spring footwear companies have emerged that are direct competitors to Z-CoiL: Spira® and Gravity Defyer®. Both companies use a spring type heel compression device which simulates the elastomer rubber or air bags in the midsole of traditional footwear. Neither shoe offers improved impact protection, despite using a "spring" system, because the compression distance, which largely dictates the reduction in ground forces, is equal to most conventional shoes. As such, the performance of these brands is not greater than conventional shoes; however both companies do a good job of marketing and convincing consumers that their product is special. Both of these companies have very competitive prices, ranging from approximately $99 to $165, that are less than the prices for Z-CoiL footwear but are more in line with conventional shoes.


WaveSpring™ Technology
The Element WvS

Insoles: Many companies manufacture and sell therapeutic insoles. The leaders are SuperFeet, Dr. Scholl's, Lynco and Spenco. Lynco, which is part of the Aetrex shoe company, launched an innovative foot scanning device called the I-Step. The I-Step scans a person's foot and recommends an insole according to the foot type. Many Z-CoiL franchise stores use the I-Step and Lynco products. Lynco insoles sell for about $59 dollars. The I-Step foot scan is free. Dr. Scholl's has recently launched an entirely new line of "orthotics" in conjunction with a foot scanning device similar to the I-Step. The Dr. Scholl's Orthotics are semi-rigid and range in price from $49 to $89 dollars. They can be found in many Wal-Mart and Walgreens locations. Most insoles are very soft by design, in an effort to easily fit most shoes and foot types. Because most insoles are very soft and used in conjunction with a shoe that may or may not be biomechanically sound, insoles offer limited therapeutic and pain relieving qualities. However, they are usually inexpensive and can be used as a temporary or moderate fix.


Orthotics Lynco®
DRESS CASUAL SHEARLING CONFORM
Lynco Sport L400
Designed to provide maximum foot comfort and protection in casual and comfort footwear. These tri-density orthotics feature a high-tech Carbosan top cover that cushions the foot and absorbs shock forces. This innovative material is

Orthotics: Orthotics are generally classified as rigid support insoles that are customized to the individual wearer and designed to be used in conjunction with normal or custom shoes. Historically, orthotics were custom made from some type of foot impression and dispensed from a medical provider. Current custom orthotics are usually expensive, ranging in price from $200 to $800. Today, however, many orthotics are non-customized, lower in price, offered in rigid and semi-rigid versions, and sold not only through medical providers, but shoe vendors and other retail outlets also. These non-customized or semi customized insoles are often called "orthotics" but are closer to a traditional insole than a true orthotic. The value of an orthotic typically results from its ability to reduce pressure on the plantar ligaments which stretch from the ball of the foot to the heel. The benefit comes from the orthotic mirroring the contours of a user's foot, which equalizes pressure across the bottom of the foot as well as providing a rigid platform which reduces stress, twisting and irritation to the planter ligaments, thereby reducing heel spurs and plantar fascia. Orthotics, generally speaking, are only marginally effective, typically working only as well as the shoes with which they are used. Orthotics cannot overcome a bad shoe. Also, orthotics do not reduce total ground impact forces, so if pain is resulting from impact, orthotics are likely to have little or no benefit. Rigid orthotics best serve people who are suffering from heel spurs and plantar fasciitis and require rigid support.

Dr. Scholls	Walk Fit (sold by infomercial)	
		

Conventional Footwear: Despite the improvement in therapeutic footwear, insoles and orthotics, the majority of shoes sold today have remained largely unchanged in the last 60 years. The emphasis continues to be on fashion, rather than technological advancements, despite the highly advanced designs and novelties incorporated into each shoe. All major brands, including Nike, Reebok, and Adidas, have great looking products that have little to no functional merit in terms of total compression distance or rigid foot support. As we discussed earlier, total compression distance is critical in reducing ground impact forces and many painful ailments in the foot, leg and back. The major sports brands like Nike and Adidas are the leaders in innovative footwear designs. However, they target a younger demographic that has fewer foot, leg and back pain issues, and thus their innovations are more geared toward design, traction, reduced weight and speed rather than reducing impact and pain.

Nike Shox: Reebok Zig



Adidas Powerbounce



Market Opportunities

Aging US Market: The aging of the United States populace creates an opportunity for footwear designed to lessen back, leg and foot pain. In 2010, according to the Center for Disease Control, 30.7% of the United States population was 55 and older and nearly half or 49.5% of the population was 45 and older. 51.4 % of the total workforce was 40 years of age and older. up from 38.6% in 1980. The median age of the workforce is 40.6 years of age, as compared to 34.6 years of age in 1980.

Table 2. Civilian noninstitutional population by sex, age, race, and Hispanic origin, 1980, 1990, 2000, and projected 2010

[Numbers in thousands]

Group	Level				Change			Annual growth rate			Percent distribution			
	1980	1990	2000	2010	1980–90	1990–2000	2000–10	1980–90	1990–2000	2000–10	1980	1990	2000	2010
Total, 16 years and older	167,745	189,164	209,699	233,658	21,419	20,535	23,959	1.2	1.0	1.1	100.0	100.0	100.0	100.0
16 to 24	37,178	33,421	34,453	39,201	–3,757	1,032	4,749	–1.1	.3	1.3	22.2	17.7	16.4	16.8
16 to 19	16,543	14,520	16,042	17,851	–2,023	1,522	1,809	–1.3	1.0	1.1	9.9	7.7	7.6	7.6
20 to 24	20,635	18,902	18,411	21,351	–1,733	–491	2,940	–.9	–.3	1.5	12.3	10.0	8.8	9.1
25 to 54	84,698	105,777	118,927	122,716	21,079	13,150	3,789	2.2	1.2	.3	50.5	55.9	56.7	52.5
25 to 34	36,556	42,976	37,417	39,287	6,418	–5,559	1,870	1.6	–1.4	.5	21.8	22.7	17.8	16.8
35 to 44	25,578	37,719	44,605	39,535	12,141	6,886	–5,070	4.0	1.7	–1.2	15.2	19.9	21.3	16.9
45 to 54	22,563	25,081	36,905	43,894	2,518	11,824	6,989	1.1	3.9	1.7	13.5	13.3	17.6	18.8
55 and older	45,870	49,966	56,320	71,740	4,096	6,354	15,420	.9	1.2	2.4	27.3	26.4	25.9	30.7
55 to 64	21,520	20,720	23,615	34,846	–800	2,895	11,231	–.4	1.3	4.0	12.8	11.0	11.3	14.9
65 and older	24,350	29,247	32,705	36,895	4,897	3,458	4,190	1.8	1.1	1.2	14.5	15.5	15.6	15.8

Table 11. Distribution of the population and labor force by age and sex, 1980, 1990, 2000, and projected 2010

[Percent]

Group	Population				Labor force			
	1980	1990	2000	2010	1980	1990	2000	2010
Total, 16 years and older	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
16 to 24	22.2	17.7	16.4	16.8	23.7	17.9	16.1	16.5
25 to 39	30.1	33.3	28.4	25.0	37.8	42.0	35.7	32.1
40 and older	47.7	49.1	55.2	58.2	38.6	40.1	48.2	51.4
65 and older	14.5	15.5	15.6	15.8	2.4	2.3	2.4	2.9
75 and older	5.4	6.1	7.1	7.0	.4	.4	.6	.6

Source: CDC: http://www.cdc.gov/niosh/docs/2004-146/appendix/ap-c/bibliography/cps/art2full.pdf

Obesity: Over 20% of United States adults are considered overweight, having a body mass index of 20% or higher, and a third are obese, having a body mass index of 30 or higher. These people are another market opportunity for pain relief footwear like ours since obese people tend to put more stress on their backs, legs, and feet. Obesity is expected to increase. By the year 2015, the CDC projects that 3 out of 4 Americans will be overweight or obese; 41% of Americans will be obese; 24% of adolescents will be overweight or obese, and obesity will replace smoking as the leading cause of preventable deaths in the United States. See graphs below.


Percentage of Adults Who Are Obese, by State
BRFSS, 1990, 1995, 2005
(*BMI ≥30, or about 30 lbs overweight for 5'4" person)
1990
1995
2005
No Data
<10%
10%–14%
15%–19%
20%–24%
25%–29%
≥30%
CDC

Potential Market

The market for Z-CoiL, Bio-Trek and BellaViv footwear, composed largely of ageing or obese consumers and the retailers who sell to them, is large and growing. We expect that demand for our products will continue to grow as an aging and heavier population, who will continue to experience discomfort or pain in their feet, legs and back, seek non-invasive, economical and reliable solutions. We also expect to continue to attract interest from shoe and medical retailers, medical practitioners and Z-CoiL evangelists who wish to represent quality products that help to solve consumer's pain challenges and carry higher than normal profit margins and price points. Consumers can be reached through retail outlets, online or through medical practitioners.

Our primary markets are the United States, Canada, and Puerto Rico, but we plan to market our footwear internationally in the future.

Basis of Competition

We believe that competition in the footwear industry is based upon name recognition, price, style, comfort and utility.

Recognition. The ability to create brand recognition is critical to expansion of market penetration in the footwear industry. Many of our competitors have significant advertising resources and established advertising avenues that we do not have and will not have, even with the proceeds of this offering. We have relatively limited name recognition and limited resources to increase our name recognition in the near future. However, our marketing strategy is designed to target those groups of people for whom a pain-relieving, orthotic shoe like ours would be most appealing. We use, among other avenues, Pay per Click on Google® and Facebook®, Z-CoiL sites on Facebook and Twitter, a Z-CoiL blog, and search engine optimization. Please see our discussion of marketing under section 3(d). Despite our efforts, we might not be able to compete successfully in the footwear industry. Also, the market for our products may not be sufficient to allow us to operate profitably.

Pricing of our Products. The prices for our Z-CoiL shoes are about 25 to 50% higher to those of our competitors for a similar style shoe, due to the quality and additional components built into each Z-CoiL shoe. Z-CoiL shoes are also highly durable. The price per pair of Z-CoiL shoes ranges from about $189.95 to about $303.95, with the most popular models priced at about $189. We expect that prices for our new Bio-Trek shoes will range from $99 to $149. By comparison, the retail price of Nike and Reebok athletic shoes ranges from $19.95 to $169.95, and the retail price of Clark and Ecco casual shoes ranges from $39.95 to $209.95. Shoes such as Gravity Defyers and Spiras range in price from $100 to $170.

The Look and Feel of our Shoes. Our Z-CoiL shoes are unusual in their appearance and construction, which distinguishes them from all other shoes on the market. We believe that they offer superior pain relief and support to the wearer and are especially appropriate for people with

foot problems. Our Z-CoiL footwear has the shoe industry's only replaceable and adjustable spring system, which can be customized to weight, impact and pronation of the wearer. Our internal testing and measurements consistently demonstrate that Z-CoiL shoes provide a minimum of two times as much compression distance as any competing shoe, giving the wearer significantly more relief from ground impact forces. We can rotate the spring in 90 degree increments to adjust for pronation, the left/ right foot rolling that is a major problem for heavier people. Our built-in, adjustable orthotic is unique in the shoe industry and is much more effective than conventional orthotics, like those marketed by Dr. Scholl's, that are purchased separately and inserted in shoes not designed for orthotics. We have added shoe designs for a dressier look to our original athletic and work shoes. Every Z-CoiL shoe can be retrofitted with enclosed springs. The heels of our shoes are replaceable, increasing the overall longevity of each pair. We have continued to refine our designs and to introduce new models intended to appeal to more fashion-conscious consumers, always, however, emphasizing that our shoes are meant for pain relief. Some, like our work boots, are the same weight or lighter than our competitors.

From 2000 through the date of this Offering Circular, we had sold approximately $77 million of Z-CoiL product, representing approximately 810,000 pairs of Z-CoiL footwear in the United States, Canada, and Puerto Rico. Our new lines, Bio-Trek and BellaViv, will have a more traditional look and will provide pain relief options for those consumers for whom our Z-CoiL footwear is not appealing or necessary. Bio-Trek will not have a spring, but will have the built-in orthotic and a thick and soft polyurethane midsole for cushioning. BellaViv will feature a unique spring heel in a woman's dress shoe.

Competitive Strategy. The footwear market is segmented into four main market categories: athletic, dress, casual, and work and other shoes. In order to compete with the established manufacturers in those categories, we must be able to identify accurately the groups to which we should target our products, and design our products to appeal to people in those groups. We believe that we have done so, and will continue to do so, by focusing on shoes that are designed to be exceptionally comfortable and highly supportive, with built-in orthotics and, in our Z-CoiL models, patented springs, to provide pressure distribution, support, stability and comfort. People who work on their feet, who are active in sports, who need relief from pain and injuries or other medical conditions, or who simply prefer good footwear which is good for them, are our market. As we increase the variety of, and constantly improve the designs of, our shoes, we believe that we will be able to serve our market in increasingly effective ways. Of course, only sales (which have declined in recent years) will show that we are right. If we are wrong, we will not have the revenues we need to stay in business. Also, we may not be able to afford the varied design and manufacturing requirements that would enable us to compete effectively in any of the market categories.

We also compete by having a trained dealer network and corporate staff capable of adjusting and fitting shoes properly, training existing and new distributors and of educating people with foot, leg and back pain. At retail, and online, we provide an unusual level of service for proper fitting for our customers. In addition, we have the engineering know-how to continue to build superior pain-relief footwear and to retool in the United States.

We believe that moving our design and manufacturing back to the United States will help us to compete by allowing us to respond to consumer trends more quickly, innovate and introduce new technologies faster, make our design and manufacturing process more efficient, and better control our costs.

We have lowered our prices across the board to be more aligned with the prices of our competitors for comparable footwear and in response to consumer price sensitivity.

See our discussion of competitive risks we face in our business under "Risk Factors—Competition." See also our discussion of manufacturing under section 3(b).

Note: Because this Offering circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential

investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to section 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate, and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We have positioned our products as "pain relief footwear" and directed our efforts toward people who have foot, leg, or back pain. Our current designs of Z-CoiL shoes (which we call Z-CoiL 1.0) are directed primarily to the athletic and work shoe markets, although we have also introduced some dressier shoes.

With hundreds of stores and thousands of customers, our most powerful marketing strategy is building a pain relief shoe that our consumers love. We have been selling Z-CoiL 1.0 (manufactured in S. Korea) since the year 2000. The three primary challenges Z-CoiL 1.0 has had in penetrating the marketplace are the aesthetics or "look" of the shoe, the price point and the stagnation of the brand. The price point and the stagnation of the brand we believe will be resolved with automating our manufacturing practices in the United States. As a small company among much larger shoe companies manufacturing in South Korea, , we are often the last to receive priority for samples, production time and commitment to innovation, which severely inhibits our ability to introduce technological improvements and new brands. We also have very little control over pricing, which effectively puts our retail price point at a competitive disadvantage against larger volume shoe companies.

We will be introducing Z-CoiL 2.0, with new styles that are made in China, in 2011. We believe Z-CoiL 2.0 will solve many of the aesthetic issues with the brand. Z-CoiL 2.0 is completely re-engineered. We hired an experienced shoe designer who was intimately involved with the design of the brand. Our objective was the complete integration of all the parts of the Z-CoiL 2.0 shoe. Z-CoiL 2.0 incorporates new and improved technology compared to Z-CoiL 1.0. The new product features more compression in both heel and toe, while placing the wearer's heel lower to the ground. The heel to toe ratio has been improved, eliminating any feeling of a "high heel." The overall weight has been reduced. The spring attachment unit, called the Z-Nut, is much stronger and more reliable. The orthotic is stronger, with a second re-enforcement plate in the midfoot that also serves as an eye catching design element when the shoe is viewed from the bottom. The last has been improved to better fit the heel area, particularly for women. All outsoles will be certified slip resistant and siping will be standard. The enclosed heel unit will be changed with the Z-CoiL 2.0, allowing all open springs to be converted to a "closed" heel without changing the entire spring unit. This will be accomplished with an enclosure unit that fits over the open spring. All the upper styles are new. We think this will have a big positive impact on how consumers view the product.

The new Bio-Trek line, to be launched in 2011, is designed for the work shoe markets. If Z-CoiL 2.0 is not acceptable to a customer, we believe that Bio-Trek will be. From a design standpoint, Bio-Trek is very conventional in design and aesthetics and carries with it a much lower price point, from $99 to $149. However this is where the similarities to conventional shoes end. Bio-Trek features the same modifiable Z-Orthotic built into Z-CoiL and has an extra thick and super soft polyurethane midsole. Polyurethane is extremely resilient and much "bouncier" than conventional EVA midsoles. Bio-Trek is perfectly suited as the sibling to Z-CoiL at retail, allowing the most resistant customers to trade up or trade down based on their price, aesthetic and pain-relief thresholds.

BellaViv, scheduled to be launched in 2012, will give us a product for the women's dress shoe market. If there was ever a category of footwear that needs some pain-relief options, we

believe it would be the women's dress shoe market. The BellaViv is designed with serious biomechanic accommodations to the wearer of the brand. It features a replaceable spring in the heel that is capable of ½" compression. It also features a full ¾ length orthotic similar to both Bio-Trek and Z-CoiL. In the ball of the foot, where much of the pressure is applied in any heeled shoe, the BellaViv will feature a thick polyurethane forefoot to gently accommodate the metatarsal heads and toes. None of this will prevent a high fashion look with modern leather uppers and complementary heel and midfoot colors.

We have found that about 15% of the people who try on our Z-CoiL shoes actually buy them, compared to what we estimate to be an industry average of about 5%, so some of our key marketing efforts are directed to encouraging people to try on the shoes.

In addition to the complete re-engineering of our footwear, we have instituted several new marketing and advertising initiatives to encourage people to try our shoes:

- "Try me, wear me, love me or return me" no-risk policy. This is a money-back guarantee encouraging the customer to wear the shoes and return them in 30 days if the customer is not satisfied, no matter the condition of the returned shoes. We will donate usable but unsalable returned product to those in need.
- A "BUY NOW!" program online. We did not sell online until recently because we were concerned with ensuring our customers had their shoes fitted properly. Customers can now purchase footwear online or over the telephone. We ask them a series of fitting questions and make corresponding adjustments to the shoes before we ship them. Online customers are matched with the closest retail store in their area after the sale to help with and questions and post-sale adjustments. The closest retailer to the online sale is credited with 25% of the purchase price.
- Customer Support. We have enhanced customer support by providing live interaction opportunities for end-users. Customers can call our corporate support team six days a week to speak with a knowledgeable representative who answers questions and provides assistance. We anticipate expanding our "live interaction" to 7 days a week with expanded hours as our business grows.
- Live Chat. We have added a live "web chat" feature to our website. So far, about 20% of these live interactions result in a purchase or a referral to a Z-CoiL store.
- Social media. We are producing a variety of videos to tell our story in new ways and making these available on social media channels, including Facebook, Twitter, YouTube, LinkedIn, and more. We are also using these media to engage in personal dialog with potential customers.

We are also enhancing our other marketing and advertising efforts, including:

- Pay per Click. We use pay per click advertising on both Facebook and Google. On Google, we place ads on the sponsored links locations when people search for certain pain related topics. Clicking the link forwards the searcher to our website. We pay Google for each click-through. On Facebook, our link appears for certain Facebook customers that are within our target group, such as nurses and retail and hospitality workers. We have the capability to track how many pay-per-click customers call us, look at local dealers' addresses, or place an online order, allowing us to target those customers who have the greatest return on our advertising investment.
- Social Media. We host sites on Facebook and Twitter. We present new information on these sites and expect to add a "live chat" to both locations so that consumers can ask us questions immediately. Our sites are http://www.facebook.com/ZCoiL and http://twitter.com/z_coil.
- Testimonials. We put testimonials of wearers and doctors on our worldwide web page. We wear our shoes everywhere. We encourage our shareholders to wear our shoes. As part of that encouragement, we are giving investors in this offering free pairs of shoes, the number of pairs depending on the amount invested. Please see section 9: "Use of Proceeds" for more information.

- SEO. We have contracted with Online Performance Marketing, LP, to ensure that we are using search engine optimization to the greatest effect we can. We want to be highly ranked for relevance with all search words related to our products (for instance, heel pain and spring shoes).
- Blog. We have a blog site to further attract consumers looking for pain relief data and options for relief. Our site is http://zcoilblog.wordpress.com/ .
- Toolkit. We provide a large advertising toolkit to our distributors so that they can advertise in their local communities. We do not currently provide cooperative advertising funds to our distributors, although we had in the past, and expect we will in the future, but we expect local advertising to continue to be important for reaching consumers.
- Website. We continually update our website located @ www.zcoil.com. Recently our website features more "lifestyle" than before and will have expanded features and functionality. Currently, we average 30,000 to 40,000 unique visitors per month on our website.
- Risk Free Trial for Distributors. Like our consumer risk-free trial, new distributors can join the Z-CoiL business risk-free. Within six months of joining, they can return all of their footwear for a complete refund, regardless of the reason.
- New Lower Pricing. We have lowered our prices across the board to address consumer price sensitivity.
- Media attention. Z-CoiL historically has received national media attention, being featured on major programs such as "Good Morning America," "The Doctors" and in national publications like USA today. We believe that our new innovations in Z-CoiL and the launch of Bio-Trek and BellaViv, along with being built in the United States at a time when over 97% of all United States footwear is foreign made, will afford us similar media opportunities.

We cannot promise that these efforts will make us successful or keep us in business, but we are making every effort we can to provide what we think is a high quality product to consumers who deserve the best.

We market our footwear in the United States, Canada, and Puerto Rico. As of February 28, 2011, we had 41 franchise stores, 44 retail dealer locations, 13 medical resellers, and 182 affiliate vendor locations in the United States and in Canada representing 280 total buying locations. We have no customers that account for or will account for 10% or more of our sales, and we have no major existing sales contracts except our agreements with our resellers.

Price

The retail prices of our Z-CoiL footwear are as follows:

Shoe Model	Suggested Retail price
Freedom – Cross Trainers	$189.95
High Desert Hiker – Hiking shoes	$213.00
Z-Walker - working shoes	$199.95
Taos Clog	$189-199.95
Bella – Women's Dress sandal	$189.95
Loryn - Women's Dress Shoes	$209.95
Work Boots	$281.00-303.00
Z-Port Men's Sandals	$149.95 (on sale)
Western Boot	$213.00

Product

Since February of 1996, Z-Tech has been selling Z-CoiL 1.0 shoes and their predecessors that feature a completely open spring system. We have continued to promote the open spring because of the exceptional performance and ultimate comfort and relief to customers.

In 2000, we added some Z-CoiL footwear models with an enclosed spring system. This design is engineered to perform the same as the "open" spring system, but look like "conventional" shoes and is particularly helpful for customers who work around debris or tripping hazards.

We expect to launch our new Z-CoiL line called Z-CoiL 2.0 and the entirely new Bio-Trek brand in 2011. The new Z-CoiL 2.0 is a completely re-engineered and retooled product in which the upper will be built in mainland China and the heel unit built in the USA. The new Z-CoiL 2.0 features new uppers, increased impact protection, a more rigid and accommodative orthotic, improved attachment system, improved spring enclosure system, and spring attachment system and slip resistant outsoles. Bio-Trek is primarily targeted toward a working market and features a built-in, adjustable orthotic and rocker forefront. It is similar to Z-CoiL, but does not have the interchangeable spring system. In 2012, we expect to introduce our BellaViv line of women's dress shoes. BellaViv will feature a 2-inch heel with ½ inch of spring suspension, rocker forefront, and padded toe box, as well as an interchangeable spring system.

Warranty. All Z-Tech products carry a 30 day (no questions asked) return policy. We have had not more than 10% of all our shoes returned due to defects or other reasons.

Distribution

We distribute our footwear through several types of retail outlets and directly through the Internet, telephone orders, and our own company store. As of February 28, 2011, we had 280 retail locations throughout the United States, Canada, and Puerto Rico.

Affiliated Vendor Stores. This category is the fastest growing of the retail outlets through which we sell and is comprised of high-quality, comfort shoe stores with which we contract to sell our shoes. As of February 28, 2011, we had 181 affiliated vendor stores, compared to 80 at the end of fiscal 2009. We expect this category to continue to grow. Each affiliated vendor must have a certified pedorthist or staff persons trained by us to fit customers purchasing our shoes. Because this is our fastest growing category, we plan to continue to attract and train new stores and train their personnel, as well as to seek better in-store inventory placement, signage, increase floor space and generate increased staff support. Despite the large number of Affiliate Vendor stores, they do not, in the aggregate, represent the same volume as franchise stores.

Franchise Stores. In 2005, we began selling franchises to people interested in owning their own dedicated Z-CoiL stores. We stopped selling franchises in 2010 because finding qualified franchisees that had and maintained adequate capital was difficult, and maintenance of the franchise program was not cost effective for us. We had 41 franchise stores as of February 28, 2011, which was a decrease of 14 since the end of the 2010 fiscal year. We attribute the decrease largely to the effects of the recent recession.

Authorized Dealers. Authorized Dealers are retail stores that sold our products before we began our franchise initiative and did not convert to the franchise system, or that have signed on after the termination of the program. These stores sell primarily Z-CoiL product but may also carry other accessory products and shoes. As of February 28, 2011, we had 44 of these stores, compared to 41 of them at the end of fiscal 2010.

Medical Resellers. Over the years, we have cooperated with a few health care professionals who want to sell our footwear to their patients as part of overall patient care. We do not emphasize this distribution path, but we do support the 13 that we had as of February 28, 2011.

Company Store. We have one company retail outlet, located in our principal executive offices in Albuquerque, New Mexico. During fiscal 2010, this outlet accounted for approximately 8% of our total retail sales. We have no current plans to open additional company stores, although we have had as many as three in the past.

Internet and Telephone Orders. Recently, we changed a long-standing policy to permit Internet and telephone orders. We developed a series of questions to ask these customers to

enable us to adjust the shoes for proper fit before we send the shoes to them. Given the increasing popularity of Internet shopping in general, we expect that Internet sales will give us a viable new method of distribution. Between the time we began the program in July, 2010, and December 31, 2010, we sold 1,017 pairs of our footwear over the Internet or by telephone, with the trend being an increase quarter over quarter. We expect that trend to continue. During the quarter ended December 31, 2010, Internet and telephone sales accounted for 15.4% of our net sales and 17.9% of our gross sales.

Independent Sales Agent Representatives. We have 3 independent sales agents, who qualify and solicit orders from qualified retail stores. Qualified retail stores include (i) primarily high-end comfort shoe stores that have been in business for a minimum of two years and have certified pedorthists or certified shoe fitters on staff, (ii) durable medical equipment companies, and (iii) medical uniform stores.

Full Basket Drop Ship Program. Starting February 2011, we expect to implement a distributor drop ship program that we are calling the "full-basket" drop ship program, because it allows our distributors to sell directly to end-users from the corporate inventory. The lagging economy has caused many of our stores to reduce in-store inventory, which has not been good for sales, as many consumers will not return for products that are not in stock. Under this program, distributors can sell to consumers, in-store, off-site or at events any Z-CoiL shoe available in the corporate inventory. We will ship the shoe directly to the end-user specified by the retailer. The distributors will charge the consumer the retail price and we charge the distributor the wholesale price plus shipping.

Product Positioning

We identify Z-CoiL footwear as "pain relief footwear," and describe our shoes as an effective method to reduce pain in the feet, legs, and back for people on their feet and to protect against further pain or damage to the body. In our research among our current customers, over 75% purchased our shoes to relieve pain from which they were suffering before using our shoes.

Asian Sublicense Agreement

We have had an ongoing arrangement with Mr. Yong Oh Lee to manufacture and distribute our Z-CoiL products in the Republic of China, Hong Kong, Taiwan, Japan, Vietnam, Indonesia, Thailand, Philippines and Korea (together, "Asia"). While originally the terms of our arrangement with Mr. Lee were set out in a written exclusive sublicense agreement expiring in 2015 ("Lee Sublicense"), our actual course of conduct with him has evolved and varied materially from that written agreement. We believe that the written agreement no longer governs our arrangement, and, in any case, that he has defaulted under it. Currently, we place orders with him and pay him invoiced amounts which include undisclosed fees to him for his services. We have an understanding with him that we may move our manufacturing elsewhere if we are able to secure a 5% or more advantage by doing so. Our move to China will save us more than that in costs. He has not objected to our moving manufacturing to China, although it is possible he could do so. The Lee Sublicense, which by its terms expires in 2015 unless earlier terminated, gave Mr. Lee the exclusive right to manufacture and distribute Z-CoiL shoes in Asia, required him to pay us semi-annual royalty payments, and required us to pay him a negotiated commission of up to 10% on shoes he produced. He has not paid royalties and we have not paid commissions.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of the year ago from that date.

As of:	February 28, 2011	$0
As of:	February 28, 2010	$0

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders; if the Company's sales are seasonal or cyclical, explain.

A typical order for Z-Tech is one pair for sales direct to a consumer, and 1 to 36 pairs for resellers of Z-CoiL footwear. New stores order up to 250 pairs to get fully stocked, and then re-stock sold inventory, daily, weekly or bi-monthly depending on the retailer's preference. We have not identified a significant cyclical change in sales annually.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e. clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration dates of any collective bargaining agreements. If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of February 28, 2011, we had 20 full-time employees and four part-time employees. Of these, four were in senior management, two were in mid-level management, three were professional (i.e., junior staff accountant, marketing coordinator and production administrator), two were technicians, two were retail sales associates, nine were in clerical positions, and one was in skilled labor (maintenance specialist). We expect that we will have 25 employees in the next twelve months; we do not expect to add employees unless demand requires that we do so. We have no employees subject to a collective bargaining agreement. We have our 2002 Director, Officer and Employee Stock Option Plan, in which all of our current employees are eligible to participate. 814,150 options were outstanding under the Plan as of February 28, 2011. Please refer to the more complete discussion of the Plan in Management Relationships, Transactions and Remuneration. We offer paid life and short-term disability insurance, health insurance with the premium shared by the employee and the company, and dental, vision, long-term disability and additional life insurance with the entire premium paid by the employee.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Facilities.

We own our showroom and administrative offices located at 6934 4th Street. The one acre property features approximately 6,000 square feet, of which approximately 2,000 is retail, 2,000 is our training facility and meeting rooms, and 2,000 is office and customer service space. The property also has several out buildings we use for temporary storage and maintenance supplies. We owe approximately $131,658 on this property, on which we pay $2,248.49 per month. The loan, from an unrelated third party, is secured by a mortgage.

We lease our executive office space in Albuquerque, New Mexico from our President, Andres Gallegos, and his wife, Frances Boggess. The address of this property is 6932 4th street. It is adjacent to the corporate owned property. Please see "Management Relationships, Transactions and Remuneration." We maintain insurance covering our facility and the contents. Our facility consists of three free-standing buildings of about 6,000 square feet of space total, which we believe is adequate for our needs at this time. These buildings are leased for a term of three years, expiring October 31, 2013, at a rent of $3,500 per month. We believe that these terms are as favorable to us as those generally available at the time of the lease from unaffiliated parties. The lease was approved by our two independent directors, who did not have an interest in the transaction

We lease 14,500 square feet of office and warehouse space in Albuquerque, New Mexico from an unrelated third party. This lease has a term of three years, ending July 31, 2013. The base rent starts at $7,552.08 per month for the first year, escalating yearly to $8,156.25 during the third year. We have options to extend the term of the least for two additional three-year periods at base rents starting at $8,458.33 and escalating yearly. We also pay common area expenses, limited to refuse pick-ups in excess of one per week and our tenant share of increases in real property taxes and insurance.

We plan to rent additional space as needed for our operations, but do not expect to need any in the near future.

Patents and Trademarks

We licensed United States patent number 5,435,079 (Spring Athletic Shoe), which was filed on December 20, 1993, and the technology for our Z-Tech shoes from our Chairman of the Board, Mr. Alvaro Gallegos, under a Patent License Agreement dated July 1, 1994, as amended in 1999 and 2011 ("Patent Agreement"). The Patent Agreement gives us exclusive worldwide rights to manufacture, cause to be manufactured, import, use and sell, footwear using the technology covered by the patent. In addition to payment to Mr. Gallegos of 2,225,580 (post stock splits) shares of our Common Stock for the license, we agreed to pay Mr. Gallegos royalties beginning the earlier of (i) our having cumulative net sales of licensed products of $2 million or (ii) three years from the date of the agreement. We have paid some of the royalties due, but accrued $520,158 in royalties as of 2/28/11 under our patent license agreement. We will not pay accrued royalties out of the proceeds of this offering. By amendment dated March 24, 2011, we are permitted to accrue all royalties owed to Mr. Gallegos, including the previously accrued amounts due, and pay them when, as and to the extent we reasonably deem cash flow sufficient. We cannot assign the agreement without Mr. Gallegos' prior written consent. We may, with Mr. Gallegos' prior consent (deemed to be given 60 days after we submit a sublicense agreement to him if he has not responded before then) grant sublicenses under the patent. We are entitled to use any improvements Mr. Gallegos makes or we make to the technology under the terms and conditions of the agreement, without paying any additional fee. We must indemnify and hold harmless Mr. Gallegos from any product liability claims made by people using the licensed products. In an amendment to our License agreement signed September 1, 1999, Mr. Gallegos agreed to include the "RIGID MIDSOLE" patent, which was granted on October 26, 1999 as United States patent number 5,970,630. The Patent Agreement expires at the time of the later to expire of the Spring Athletic Shoe patent or the Rigid Midsole patent, which will be in 2014. The 2011 amendment also confirmed that the Patent Agreement covered no other intellectual property created by Mr. Gallegos while he was or is an employee of the Company.

By an Assignment of Inventions, Applications, Patents and Marks ("AZG Assignment") dated April 1, 2011, our Chairman, Alvaro Z. Gallegos, assigned to us his entire right, title and interest in Inventions and Marks. Mr. Gallegos agrees that Z-Tech, Inc. is the owner of these, since they were invented or created during his employment with us. The "Inventions" include six United States utility patents, and two United States design patents, listed below, all inventions, improvements, and modifications of inventions, regardless of subject matter, invented by him after July 1994 (whether or not listed and whether or not described in or claimed in a pending patent application or in letters patent), and any and all of his inventions in connection with any subject matter invented after July 1, 1994. The Inventions do not include the patents that are subject to the License Agreement. "Marks" include all trademarks and service marks in connection with the word components, mark and registrations related to Z-CoiL, any other mark intended to be used in commerce or actually used in commerce by the company, or used now or in the future by the company, listed in the AZG Assignment, and any other mark used or intended to be used in commerce, now or in the future, by the company.

Because our United States patents numbered 5,435,079 and 5,970,630 for our spring athletic shoe and our orthotic (licensed under the License Agreement) are expiring in 2013 and 2014, respectively, we hope to file additional utility or design patent applications for Z-CoiL 2.0 when research and development have been completed,. Although we hope to file with at least the United States Patent and Trademark Office new utility or design patent applications before the

launch of Z-CoiL 2.0 in 2011, filing patent applications does not provide any patent protection. United States patent applications are examined by an examiner in the United States Patent Office, and patent protection arises only following issuance of a patent in connection with a patent application.

Our existing United States patents are:

- a United States utility patent, patent number 5,435,079, called "spring athletic shoes" for our spring technology. This patent was issued in the United States in 1995. It is licensed from Mr. Gallegos.
- A United States utility patent, patent number 5,970,630, for rigid midsole footwear structure with removable undercarriage attaching means. This patent was issued in 1999 and expires in 2014. It is licensed from Mr. Gallegos.
- A United States nonprovisional patent, patent number 7,111,416 B2, for footwear with two-plate system. This patent was issued in 2006 and expires in 2023.
- A United States continuation patent, patent number 7,549,237, for footwear with a two-plate system. This patent was issued in 2009 and expires in 2023.
- A United States patent, patent number 6,829,848, for rotating pivot for shoe. This patent was issued in 2004 and expires in 2022.
- A United States patent, patent number 7,210,250 B2, for multipiece insole. This patent was issued in 2007 and expires in 2025.
- A United States design patent, patent number D536,518, for shoe slimming insole. This patent was issued in 2007 and expires in 2021.
- A United States design patent, patent number D434,548, for shoe with a spring. This patent was issued in 2000 and expires in 2014.

We have one United States utility patent, US2008/244931A1 (replaceable heel system) and one United States design patent, application number 09/824,759, (toe guard) pending.

We also own two United Kingdom design patents for Shoe with a Spring and two (European Union & France) utility patents for Spring Athletic Shoe, all of which are based on our United States patents of similar names.

In addition to our patents, we own six United States trademarks and service marks and five international trademarks and service marks. We have three United States trademark and service mark applications pending, and one that has been granted but will not issue until we file a statement of use. (Please refer to section 3(h) below for information about these.)

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information, and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants not to compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year, and what percentage of revenues research and development expenditures were for the last fiscal year.

Dependence Upon Proprietary Information

The very nature of our product is reflected in the patent for spring-based shoe technology (patent number 5,435,079) that we licensed from our Chairman of the Board, Alvaro Gallegos. The utility patent for our spring technology was issued in the United States in 1995 and expires in 2013. Please see "Patents and Trademarks," above.

Our patent pending, US2008/244931A1, covers our Z-Plate. The Z-Plate is a permanently molded plate system (built-in orthotic) located below the foot. It provides a heel well and a raised arch to support the foot correctly. Because of the configuration, the plate also reduces the amount of internal shoe friction and heat build-up. Please refer to section 3(g) above for more information on patents.

Continued development of our Z- CoiL technology is essential to our development strategy. Continual improvement, redesign and creation of new designs are important for development and maintenance of a presence in the footwear market. During our current and next fiscal years, we expect to introduce 15 new and updated styles of Z-CoiL shoes, designated Z-CoiL 2.0. We also expect to introduce 3 new styles in our Bio-Trek line, which has our patented built-in orthotic but does not incorporate our spring technology, and is not covered by any intellectual property. The expense of molds and samples of our current products was underwritten by manufacturers through the sublicense with Mr. Lee. However, we have now retained Proof of Concept, a product development team in Portland, Oregon, to engineer and design our products. Our molds will be made by our Chinese manufacturer until we can bring the process of mold injection and of manufacture of our footwear back to the United States. We also have costs associated with technology development and patenting. Some of these costs are reflected under administrative expenses, samples and manufacturing, in section 9: "Use of Proceeds."

License Agreements

We license United States patent number 5,435,079, United States patent number 5,970,630, and the technology for our Z-Tech shoes from our Chairman of the Board, Mr. Alvaro Gallegos, the Patent License Agreement . Please see "Patents and Trademarks," above.

We have a written agreement with Mr. Yong Oh Lee that grants to Mr. Lee the exclusive sublicense for a specified Asian territory for the Z-Tech patent 5,435,079. The agreement does not extend to the RIGID MIDSOLE patent, and neither we nor he has operated under the written terms of this agreement. We have instead operated under a course of business oral arrangement. Please see "Asian Sublicense" under section 3(d).

Protection of Proprietary Information

In order to protect our intellectual property before it is patented; we entered into confidentiality and non-compete agreements with our Executive Officers. We also require designers, manufacturers, and larger investors to sign confidentiality agreements before we discuss design and technological improvements. Please note that applicable State law may not enforce or may only partially enforce these agreements.

Research and Development

During the fiscal years ended June 30, 2009 and 2010, we expended $41,636 and $44,657, respectively, on research and development of our shoes. These expenditures represented 0.5% and 0.7% percent of our revenues, respectively

During this fiscal year, we expect to expend $46,860 for research and development.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

In general, we are not subject to any out of the ordinary governmental regulation. We may, however, encounter trade barriers when we import our Asian-manufactured shoes into the United States and other countries in which our shoes are sold. The United States, Canada, and Puerto Rico, where we currently sell our shoes, have imposed duties ranging from 0% to 10% on import of our shoes. The United States or other governments could erect trade barriers that impose costly tariffs, quantity limitations, or prohibitions on import of our Asian-made shoes, any of which could significantly decrease our revenues or sales. We plan to move our manufacturing to the United States, which will eliminate United States tariffs and also allow us to ship to Canada and Mexico through the North American free trade agreement. Shoes manufactured in the United States are also duty free to Europe.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Z - Tech, Inc. has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per-share figures elsewhere in this Offering Circular accordingly).

Z-Tech, Inc. was incorporated on May 9, 1989 for the purpose of designing, manufacturing, distributing and selling footwear. Throughout our history, we have continued to focus on that purpose.

During the past five years, we have continued to refine our product offerings. We expanded our Z-CoiL 1.0 line to 47 models, including not only our signature athletic shoes, but also work shoes and boots, sandals, walking shoes, and dress shoes. We expect to have an entirely new Z-CoiL 2.0 line in 2011. We have developed and expect to introduce our new Bio-Trek line in 2011 and our new BellaViv line in 2012.

In February 2005, we began to process new distributor applications for our shoes under a franchise retail program. At its height, in fiscal 2008, we had a total of 75 franchise stores. However, the recent economic downturn began in 2008, and has continued, to have an adverse effect on sales and on inventory, credit, and advertising and promotional budgets for many of our franchisees. At the end of the 2010 fiscal year, we had 47 franchise stores; as of February 28, 2011 we had 41 franchise stores. In addition, we determined that the program was not cost-effective for us. As a result, we closed the program in fiscal 2010.

In fiscal 2008, we began expansion of our distribution channel beyond franchise stores and other distributors to high quality comfort shoe stores, which we call affiliated vendors. At the end of fiscal 2010, we had 150 affiliated vendor stores; as of February 28, 2011 we had 182 affiliated vendor stores . We expect this number to continue to increase.

During our 2009 fiscal year, we sold our Albuquerque corporate office building on Eubank SE. The sale was closed after year end. We used the sales proceeds to increase available working capital. Our administrative headquarters were moved back to their original location on 4th Street NW, in Albuquerque.

We are in the process of moving our design and mold preparation work to the United States from South Korea and our manufacturing to the People's Republic of China from South Korea. We expect to complete both by the end of calendar 2011.

MILESTONES

4.(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of	Date or number of months after	Date or number of months after

	achievement	receipt of proceeds from this offering when milestone should be begun	receipt of proceeds from this offering when milestone should be accomplished
Funding: Secure short and long term funding sources	We are planning to meet our short and long term financial needs with this 2010 Regulation A offering.	Upon receipt of proceeds.	Upon receipt of proceeds.
New Products: • Introduce Z-CoiL 2.0 built in China and the USA. • Introduce Bio-Trek built in China.	All development and engineering for Z-CoiL 2.0 and Bio-Trek have been completed. We are in the process of making the tooling and molds required to produce the shoe parts. Orders of Bio-Trek and Z-CoiL 2.0 have been placed, and we expect the final assembly to begin in early July 2011. We expect the first products to arrive in fall of 2011 at our Albuquerque warehouse.	July 2011	The third calendar quarter of 2011.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effects of any delays upon the Company's liquidity in view of the Company's then anticipated levels of operating costs. (See section Numbers 11 and 12)

Event or Milestone	Consequences of Delay	Effect of Delay Upon Liquidity
Funding: Secure short and long term funding sources	The amount of inventory secured for Bio-Trek will be lowered, causing possible out-of-stocks and loss of profit and sales.	Our liquidity will be reduced and our cash and current assets on hand will be reduced.
New Products: • Introduce Z-CoiL 2.0 built in China and the USA. • Introduce Bio-Trek built in China.	Some distributors may stop supporting the Z-Tech, Inc. brands, and others may go out of business. Our Chinese and American Manufacturing partners may slow their response time for Z-Tech, Inc. or stop supporting our efforts completely.	Our liquidity will be reduced and our cash and current assets on hand will be reduced.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated timeframe is realistic and should assess the consequences of delays or failure of achievement in making an investment decisions.

OFFERING PRICE FACTORS

If the securities offered are Common Stock, or are exercisable for or convertible into Common Stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total: $(459,750)

$ (.016) per share, based upon the number of shares outstanding (28,829,854) as of June 30, 2010, and (.015) assuming the exercise of all outstanding options 994,150 shares.

$ (.014) per share, based upon the number of shares outstanding (33, 829,854) after this offering if all securities are sold, and $(.013) assuming the exercise of all outstanding options for 994,150 shares.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

We had no profits as of our fiscal year ended June 30, 2010.

7.(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

As of June 30, 2010, the net tangible book value of the Company was $0.129 per share, based on 28,829,854 shares outstanding as of that date and $0.23 per share, based upon shares outstanding after this offering, if all securities are sold, assuming the exercise of all outstanding options for 994,150 shares, and accounting for up to $720,000 in free shoes given to investors in this offering.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

We set the offering price of $2.00 per Share arbitrarily. The price is based upon the proceeds we want to receive and the amount of ownership in the Company we believe to be in the best interests of our existing shareholders. The price is not based on the assets or book value of the Company or other customary investment criteria. In determining the offering price, we considered the nature of the industry of which we are a part, risks involved in such an investment, the estimated projected future income stream, the price of our 2000 Regulation D offering, and the estimated amount of proceeds required for our business. The offering price probably does not reflect the fair market value, if any, of our common stock.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

We did not sell any shares of our Common Stock or any other securities during the 12 months ended February 28, 2011. We issued 40,000 shares of Common Stock to a former member of our Board of Directors in consideration for her service to the Board. We believed that the fair market value of these shares could not be reasonably estimated and would be immaterial to the financial statements taken as a whole, so we did not record any amount of consideration for the shares. We also extended the expiration date of options previously issued to Thomas Clausen, our former Director and chief financial officer. These options, for 240,000 shares of Common Stock, exercisable at $1.00 per share, originally expired on 9/30/2009 but now expire on 5/31/2014.

8.(a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise of conversion Prices are at or less than the offering price. Also, assume exercise of any options, warrants or rights and convertible securities offered in this offering.)

If the maximum (2,500,000 shares) is sold: 7.7% (based upon 31,329,854 shares outstanding and options for 994,150 shares issued as of June 30, 2010)

If the minimum (162,500 shares) is sold: 0.54%

Our three executive officers, Alvaro Z. Gallegos, Andres A. Gallegos, and Lucia M. Gallegos, who are also directors and are related family members, as a group will have legal and beneficial ownership of 14,700,799 shares of Common Stock, which will constitute 49.94% of the 28,992,354 (if the minimum number of Shares is sold) or 46.27% of the 31,329,854 (if the maximum number of Shares is sold) of the voting securities after the Offering is completed. All members of the Gallegos family who have received shares by gift from Mr. Alvaro Gallegos have entered into a Notice of Shareholder Assignment of Voting Rights by which they have given Mr. Gallegos the right to vote all of their shares in the Company until his death or incapacity, although they may revoke the proxy upon notice to the Company. The 16,970,359 shares held by the 22 members of the family who are shareholders would represent 54.17% of the outstanding voting stock, assuming the maximum number of shares in the offering is sold. They as a group will have the power to elect, or as a practical matter to control, our Board of Directors and substantially control all corporate actions and decisions for an indefinite period of time. Purchasers of the Shares will not have control over the management of the Company.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum (2,500,000 shares) is sold: $ 31,329,854

If the minimum (162,500 shares) is sold: $ 28,992,354

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

*** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible securities thus eliminated would be: none. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $994,150.**

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9.(a) The following table sets forth the use of the proceeds from this offering:

We expect to use the proceeds substantially as follows and to apply the proceeds in the following order of priority.

	Minimum Proceeds	%	Maximum Proceeds	%
Total Proceeds	$325,000		$5,000,000	
Less: Offering Expenses				
Commissions & Finder Fees				
Legal & Accounting	85,000	26.2%	85,000	1.7%
Copying & Advertising	26,125	8.0%	26,125	0.5%
Postage	773	0.2%	11,850	0.2%
Filing Fees	30,000	9.2%	30,000	0.6%
Other	2,500	0.8%	2,500	0.1%
Total Offering Expenses:	144,398	44.4%	155,475	3.1%
Net Proceeds from Offering	180,602	55.6%	4,844,525	96.9%
Use of Net Proceeds				
Inventory				
Inventory-Z-Coil	0	0.0%	0	0.0%
Inventory-Bio-Trek	100,000	30.8%	500,000	10.0%
Inventory-BellaViv	0	0.0%	250,000	5.0%
Free Shoes	46,800	14.4%	720,000	14.4%
Total Inventory			**1,470,000**	
Manufacturing R&D, Molds, Facility, Equipment				
Research and Development				
Z-CoiL 3.0			100,000	2.0%
Bio-Trek 3.0			50,000	1,0%
BellaViv 3.0			50,000	1,0%
Molding/Tooling				

Molds - Z-CoiL 3.0			450,000	9.0%
Molds - Bio-Trek 3.0			300,000	6.0%
Molds - BellaViv 3.0			225,000	4.5%
Manufacturing Plant/Facility Down Pmt.			100,000	2.0%
Plant Equipment			743,450	14.9%
Total USA Mftg Costs			**2,018,450**	40.4%
Advertising / Marketing			1,000,000	
Total Adv/Mktg		0.0%	**1,000,000**	20.0%
Total Use of Net Proceeds:	146,800	2.9%	4,488,450	89.8%
Working Capital	33,802	0.7%	356,075	7.1%
Total Proceeds:	325,000	100.0%	5,000,000	100.0%

We expect to use approximately 44% of minimum proceeds and 3% of maximum proceeds to fund Accounting, Legal and administrative expenses associated with this offering.

We expect to use approximately 31% of minimum proceeds and 10% of maximum proceeds to fund inventory of our /Bio-Trek 2,0 shoes scheduled for introduction in the third quarter of 2011.

We expect to use approximately 0% of minimum proceeds and 5% of maximum proceeds to fund inventory of our BellaViv women's shoes, scheduled for introduction in the spring of 2012.

We expect to use approximately 14.4% of minimum proceeds and maximum proceeds to cover the distribution of free shoes to investors. Based on how much stock we sell, $46,800 to $720,000 of these expenses represent the cost to us of providing free shoes to investors in this offering, which we are doing as part of our marketing effort to expose consumers to our products. We will give an investor 1 pair of shoes for a $500 investment, 4 pairs of shoes for a $1,000 investment, and 1 pair for each $250 of investment thereafter. The shoes we provide may not be resold by the investor, but used for trial and personal use, or to be given to others as the investor sees fit.

We expect to use approximately 0% of minimum proceeds and 4% of maximum proceeds to fund research and development for Bio-Trek 3.0, Z-CoiL 3.0 and BellaViv 3.0, Research and development includes all functional and style development through 3d modeling, rapid prototypes and material analysis.

We expect to use approximately 0% of minimum proceeds and 19.5% of maximum proceeds to fund molds and develop tooling for our Bio-Trek 3.0, Z-CoiL 3.0 and BellaViv 3.0 manufactured largely in the USA and scheduled for introduction in 2013. These products will be introduced after Z-CoiL 2.0 and Bio-Trek 2.0 which will be introduced in 2011 and fabricated largely in China.

We expect to use approximately 0% of minimum proceeds and 16.9% of maximum proceeds to fund our acquisition of plant and production equipment for our production of Z-CoiL 3.0, Bio-Trek 3.0 and BellaViv 3.0 in the United States. This will require lead time of two to four years, with full-scale production beginning in 2013 to 2015. We plan to allocate $100,000 to establish a United States production facility, either by purchase, lease, or arrangement with an existing manufacturer, and approximately $743,450 for the purchase, construction and installation of 3 injection molding machines and all related production equipment

We expect to use approximately 0% of minimum proceeds and 20% of maximum proceeds to fund branding and advertising of shoes. We are intending to increase our Internet exposure, through pay per click advertising, social media exposure, search engine optimization, live chat features, the creation of an infomercial, and so forth.

We expect to use approximately 7% of minimum proceeds and 7.1% of maximum proceeds for working capital.

We anticipate that the funding will be used in operations over a 12 to 24 month period if the maximum amount of the offering is raised. If the minimum amount of the offering is raised, we estimate it will only fund one year of operations. We expect that we will need to seek additional financing to pay for future operations.

Pending our use of proceeds for the purposes described, we may invest the proceeds of this Offering in short-term, interest-bearing investments. Should business exigencies we do not now anticipate so require, our Board of Directors may be required to reallocate the proceeds.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Because we have a minimum amount of proceeds that must be raised, this question is not applicable to us.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Except for revenues from normal operations, we do not expect to use material amounts of funds from sources other than this offering in conjunction with the proceeds from this offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

We do not intend to use proceeds to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

We plan to establish a United States manufacturing facility, which we plan to finance if we purchase it. We expect to put $100,000 or 2% of the maximum proceeds as a down payment on the facility, or to apply against lease costs or toward the costs of having another existing manufacturer do our manufacturing for us. We also plan to purchase $743,450, or 14.9% of maximum proceeds, for 3 injection molding machines and related presses and equipment for the fabrication of the USA manufactured product.

We do not expect to acquire any of these assets from our officers, directors or shareholders.

(d) If any amount of proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain.

We will not use proceeds to reimbursement of amounts owed to any officer, director, employee or stockholder for services already rendered.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default to or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We do not anticipate having liquidity or cash flow problems assuming this offering is successful. If the offering proceeds are less than the maximum, we will scale back our plans for manufacturing facilities and equipment. We are not in default or breach of any note or other indebtedness. All of our significant payables have been paid off and we are subject to no judgments, obligations or other amounts not disclosed in this offering.

12. Indicate whether the proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If we are able to raise the maximum amount in this offering, the proceeds from this offering should be sufficient for our requirements for the next 12 to 24 months. However, if we raise less than the maximum amount and, in particular, if we raise only the minimum amount, we will need to raise additional funds as early as one year from the closing of the offering. We expect that we would attempt to raise these additional funds through another securities offering, but cannot assure that we will be able to conduct such an offering successfully.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of proceeds therefrom.

The following table represents our capitalization, as of February 28, 2011, the date of our most recent unaudited balance sheet, and as adjusted for the issuance of the minimum and the maximum number of Shares we are offering.

	Actual	**Adjusted**	
		Minimum	**Maximum**
Debt			
Short-term debt (average interest rate 7%)	**$1,012,903**	**$1,012,903**	**$1,012,903**
Long-term debt (average interest rate 6.5%)	$145,612	$145,612	$145,612
Total debt	**$1,158,515**	**$1,158,515**	**$1,158,515**
Stockholders equity (deficit)			

Common stock, no par value, 60,000,000 authorized, 28,829,854 shares issued and outstanding (28,992,354 and 31,329,854 issued and outstanding, respectively, as adjusted[1])	$5,791,486	$6,069,686	$ 10,071,486
Retained earnings (deficit)	$ (2,096,785)	$ (2,096,785)	$ (2,096,785)
Total stockholders' Equity (deficit)	$3,694,701	$3,972,901	$7,974,701
Total Capitalization	$ 4,853,216	$5,131,416	$9,133,216

[1] Amounts after the Offering are based upon the number of shares which will be outstanding if the minimum and the maximum amount of proceeds are received. See "Plan of Distribution."
[2] Includes $144,398 in expenses.
[3] Includes $155,475 in expenses.

Number of common shares authorized: 60,000,000 shares.

Par or stated value per share, if any: None.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 994,150 Shares. (Reserved for issuance under the Company's 2002 Director, Officer and Employee Stock Option Plan.)

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
[ ] Other:

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[ ]	[x]	Preference as to dividends or interest
[ ]	[x]	Preference upon liquidation
[ ]	[x]	Other special rights or preferences (specify):

16. Are the securities convertible? [ ] Yes [x] No

If so, state conversion price or formula. Not applicable
Date when conversion becomes effective. Not applicable
Date when conversion expires. Not applicable

17.(a) If securities are notes or other types of debt securities:

The shares offered are not notes or other types of debt securities, so this question is not applicable to us.

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt, discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

We are not offering debt securities, so this question is not applicable to us.

18. If securities are Preference or Preferred Stock:

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No

We are not offering preference or preferred stock, so this question is not applicable to us.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise.

We have no restrictions on payment of dividends under loan or other financing arrangements.

20. Current amount of assets available for payment of dividends (if deficit must first be made up, show deficit in parenthesis):

We have no assets available for payment of dividends and do not expect to pay dividends for the foreseeable future.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling securities as agent for the Company for commissions or other compensation) in this offering are:

We have no compensated selling agents. Our Chairman of the Board, Alvaro Z. Gallegos, our President, Andres A. Gallegos, and our Secretary and Treasurer, Lucia M. Gallegos, intend to offer and sell the securities without additional compensation to themselves for their efforts in making those offers and sales. If the minimum number of shares is not sold in the offering, the funds already received will be returned promptly by the Escrow Agent to the purchasers, without interest or deduction.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

We have no compensated selling agents. Therefore, the Company has not agreed to indemnify selling agents or finders against liabilities under the securities laws. Our Chairman, Alvaro Z. Gallegos, our President, Andres A. Gallegos, and our Secretary and Treasurer, Lucia M. Gallegos, intend to offer and sell the securities without additional compensation to themselves for their efforts in making those offers and sales. As officers and directors of the Company, they are entitled to indemnification under the New Mexico Business Corporation Act and our Bylaws for certain actions and omissions in connection with their services as such to the Company.

Limitation of Liability of Directors.

Pursuant to the New Mexico Business Corporation Act, our Articles of Incorporation exclude personal liability of our Directors for monetary damages unless:

1) the Director has breached or failed to perform the duties of the Director's office in compliance with the New Mexico Business Corporation Act, as amended from time to time; and
2) the breach or failure to perform constitutes:
   a) negligence, willful misconduct or recklessness in the case of a Director who has either an ownership interest in us or receives in the capacity as director or as our employee compensation of more than two thousand dollars ($2,000) from us in any calendar year; or
   b) willful misconduct or recklessness in the case of a Director who does not have an ownership interest in us and does not receive in the capacity as Director or as our employee compensation of more than two thousand dollars ($2,000) from us in any calendar year.

Thus, we and our stockholders may be precluded from recovering damages for certain alleged errors or omissions of the Officers and Directors. The Articles of Incorporation provide that we will indemnify our Directors and Officers to the fullest extent permitted by New Mexico law.

The Securities and Exchange Commission takes the position that exculpation from or indemnification for liabilities arising under the Securities Act the 1933 and the rules and regulations promulgated under it is against public policy and, therefore, unenforceable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

This question is not applicable to us because we have retained no selling agents or finders for this offering.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of the persons at the Company through which this offering is being made:

Name	Address	Telephone Number
Alvaro Z. Gallegos	6932 Fourth Street NW Albuquerque, NM 87107	505-345-2222
Andres A. Gallegos	6932 Fourth Street NW Albuquerque, NM 87107	505-345-2222
M. Lucia Gallegos	6932 Fourth Street NW Albuquerque, NM 87107	505-345-2222

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Chapter S of the

Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This offering is limited to persons who are residents of Arizona, California, Colorado, New Mexico, and Ohio. We have not limited this offering to any other special group or a certain number of individuals. Some purchasers may be required, however, meet certain state-imposed suitability standards. See the cover pages to this Offering Circular. No limitations or restrictions on resale apply in this offering.

Will the certificates bear a legend notifying holders of such restrictions?

[ ] Yes [ ] No

This is not applicable to our offering because there are no restrictions.

26.(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Sunwest Trust, Inc.
3240 -D Juan Tabo NE
Albuquerque, NM 87111
(505) 237-2225

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

December 31, 2011, unless extended by the Board of Directors for up to an additional six months.

Will interest on proceeds during the escrow period be paid to investors?

[x] Yes [ ] No

The terms of the Escrow Agreement provide that the escrow agent will hold funds of the offering until either (a) December 31, 2011 (unless extended by the Board of Directors for up to an additional six months, then at extended date), (b) the minimum of $325,000 is reached, or (c) termination of the offering by the Issuer for any other reason. Interest will be paid to the Company at the Escrow Termination Date, if the minimum has been reached. If December 31, 2011 (unless extended) is reached before the minimum is reached, or the offering is terminated by the issuer before that date, all funds held by the Escrow Agent will be returned to the subscribers, without deduction and with interest, pro rata based on subscription amount. The fee for the escrow will be $1500.00. The promoters in this offering may not purchase shares in order to meet the minimum.

27. Explain the nature of any resale restrictions on currently outstanding shares, and when those restrictions will terminate, if this can be determined.

As of February 28, 2011, 14,291,799 shares of Common Stock were held by officers, directors, and 10% or more holders of the Common Stock of the Company. As such, resale of these shares is subject to compliance with the provisions of Rule 144 under the Securities Act or compliance with another exemption from registration. No other outstanding shares were subject to resale restrictions

At December 31, 2010 we had no other shares subject to restrictions.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public

company, or that the Company is profitable enough to pay dividends, that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the past five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when.

We have not paid any dividends or made any distributions upon our Common Stock.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:
Name: Andres A. Gallegos
Office Street Address:
6932 Fourth Street NW
Albuquerque, NM 87107

Title: President, Chief Executive Officer
Age: 43
Telephone No.: (505) 345-2222

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibilities.

Andres Gallegos is, and has been since November 2003, our President and Chief Executive Officer. He is and has been a Director since March 1995, and was our Executive Vice President, Secretary and Treasurer from March 1995 until November 2003. From 1994 to 1995, he was an assistant product manager, assisting in the development and implementation of several products, for American Home Products, for which, from 1992 to 1994, he was a sales representative for pharmaceutical drugs. From 1990 to 1992, he was a pharmaceutical sales representative for Warner Lambert Corporation.

Education (degrees, schools and dates): Mr. Gallegos holds a Bachelor of Science degree in marketing and business awarded by Adams State College, Alamosa, Colorado, in May, 1989.

Also a Director of the Company: [x] Yes [ ] No

Our Directors are elected annually. We have a staggered board, which means that our Directors are elected, as nearly as possible, for three-year terms. Mr. Gallegos' current term is for three years, ending in 2012.

Indicate amount of time to be spent on Company matters if less than full time: Mr. Gallegos works for us full time. Please see the information we have provided in section 40 about our employment agreement with him. His continued services are very important to our continued business because we rely on our Officers to make most of our executive and production decisions and to provide vision and direction. We have keyman insurance on his life in the amount of $2,500,000, payable to the company on his death.

30. Chief Operating Officer: N/A

31. Chief Financial Officer:
Name: Lucia M. Gallegos
Office Street Address:
6932 Fourth Street NW
Albuquerque, NM 87107

Title: Secretary, Treasurer
Age: 45
Telephone No. (505) 345-2222

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibilities.

Lucia Gallegos is, and has been since 2001, a Director of the Company. In November, 2001, she became our Secretary, and in August 2009, she became our Treasurer. Since 2001, she has been our shareholder relations manager, since 1998 she has managed our corporate retail store, and since 2002 she has been our intellectual property manager. She is also the chairperson of the nominating committee of our Board of Directors.

Education (degrees, schools and dates): Ms. Gallegos holds a Bachelor of Business Administration degree and a Master's of Business Administration in human resource management, both from the College of Santa Fe in Santa Fe, New Mexico, awarded in 1988 and 1995, respectively.

Also a Director of the Company? [x] Yes [ ] No

We have a staggered board, which means that our Directors are elected, as nearly as possible, for three-year terms. Ms. Gallegos' current term is for three years, ending in 2013.

Indicate amount of time to be spent on Company matters if less than full time: Ms. Gallegos works for us full time. Please see the information we have provided in section 40 about our employment agreement with her.

32. Other Key Personnel:

Chairman of the Board:
Name: Alvaro Z. Gallegos **Age:** 80
Office Street Address:
6932 Fourth Street NW **Telephone No.** (505) 345-2222
Albuquerque, NM 87107

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibilities.

Alvaro Gallegos is, and has been since the Company's inception, a Director of the Company. From the inception of our company until November 2003, when he became our Chairman of the Board, he was our President and Chief Executive Officer. From 1958 to 1994, Mr. Gallegos owned and operated Fairview Department Store in Espanola, New Mexico. During that time, he owned and operated in Espanola, from 1967 to 1976, Mr. G Shoes Discount Store, from 1972 to 1976, Mr. G Furniture, and from 1980 until 1992, Fairview Shopping Center. From 1982 to 1985, he owned Mr. G Shoes in Albuquerque, New Mexico. From 1983 to 1990, he owned Teresa's Restaurant in Las Vegas, New Mexico. An officer in the United States Air Force from 1951 to 1957, Mr. Gallegos served as a fighter pilot, a flight instructor and a test pilot. Alvaro Gallegos is the father of Andres Gallegos, our President.

Education (degrees, schools, and dates): Mr. Gallegos attended Regis College in Denver, Colorado for two years from 1949 to 1951, when he was drafted into the service.

Also a Director of the Company: [x] Yes [ ] No

We have a staggered board, which means that our Directors are elected, as nearly as possible, for three-year terms. Mr. Gallegos' current term is for three years, ending in November, 2011.

Indicate amount of time to be spent on Company matters if less than full time: Mr. Gallegos works for us full time. He is also the inventor of most of our intellectual property. Please see the information we have provided in section 40 about our employment agreement with him.

DIRECTORS OF THE COMPANY

33. Number of Directors: Five

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain.

We have a staggered board, which means that our Directors are elected; in as nearly equal numbers as possible, for three-year terms, staggered so that some of them are elected every year. Currently, we have five Directors, two of whom are serving their first year of a three-year term, two of whom are serving the second year of a three -year term, and one of whom is serving the last year of a three-year term. We have no special arrangements with respect to election.

34. Information concerning outside or other Directors (i.e., those not described above):

We have two outside Directors. They are Dr. Jeffrey Jensen and James R. Ogden, Ph.D.

Director:
Name: Dr. Jeffrey Jensen **Age:** 49
Office Street Address:
Barry University School of Podiatric Medicine
11300 NE 2nd Avenue,
Miami Shores, FL 80220

Dr. Jeffrey Jensen is and has been a Director since 2001. In August 2010, Dr. Jensen became dean of Barry University's School of Podiatric Medicine and Physician Assistant program. From 2000 until 2010, he was the Externship and Research Director at North Colorado Podiatric Surgical Residency, and was also an Assistant Professor at the University of Colorado, Health Science Center since 1995. He was the owner and clinical director of the Diabetic Foot and Wound Center from 1994 to 2010. Dr. Jensen received his Doctor of Podiatric Medicine from the California College of Podiatric Medicine in 1991. Dr. Jensen is serving a three-year term as a Director, ending in 2013.

Director:
Name: James R. Odgen **Age:** 56
Office Street Address:
226 deFrancesco Building
Kutztown, PA 19530

Dr. Ogden is and has been a Director since November 20
00. He is, and has been since 1988, a professor of business and marketing at Kutztown University, in Kutztown, Pennsylvania. Dr. Ogden holds a B.B.E. from Eastern Michigan University; a M.S. from Colorado State University, and a Ph.D. from the University of Northern Colorado. Dr. Ogden is serving a three-year term as a Director, ending in 2012.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [x] Yes [ ] No

Explain:

Mr. Alvaro Gallegos, our Chairman of the Board, owned and operated a department store and a retail shoe discount store in Espanola, New Mexico, and a retail shoe discount store in Albuquerque, New Mexico. Mr. Gallegos closed these businesses when our Company began operations in 1994 to focus full-time on Z-Tech. Although Mr. Gallegos did not have previous experience in manufacturing shoes, his experience as a shoe retailer exposed him to many aspects of the distribution, marketing and sale of shoes in the United States, including the selection and price of shoes marketed in the United States, the business practices of the wholesale shoe manufacturers and distributors in dealing with retail shoe sellers, the business

practices and requirements of shoe retailers, and, within the markets served by Mr. Gallegos' stores the preferences and practices of consumers.

Mr. Andres Gallegos, our President since 2003 and our Executive Vice President from 1995 to 2003, was an assistant product manager, assisting in the development and implementation of several products, for American Home Products, from 1994 to 1995. In that capacity, he was exposed to issues that affect product development generally. Mr. Gallegos was a sales representative for pharmaceutical drugs for American Home Products from 1992 to 1994, and a pharmaceutical sales representative for Warner Lambert Corporation from 1990 to 1992. In this capacity he gained experience generally relevant to the distribution and sale of products at the wholesale level.

These two Officers (who are also Directors) have experience in fields related to our business, but neither, before his employment in our Company, had direct experience in the manufacture, distribution and wholesale sale of shoes.

(b) If any of the Officers, Directors or other key personnel has ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Mr. Alvaro Gallegos, our Chairman of the Board, owned and operated a department store and a shoe discount store in Espanola, New Mexico, and a shoe discount store in Albuquerque, New Mexico. Mr. Gallegos closed these businesses when our Company began operations. We know of no proprietary information that we use which would have come from these businesses.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the startup or development stage and describe circumstances, including relevant dates.

We are not a development stage company as defined under United States generally accepted accounting principles.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

We have no key personnel who are consultants or independent contractors.

(e) If the Company has key man life insurance policies on any of its officers, directors, or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.

We have purchased keyman insurance on the life of our President and Chief Executive Officer, Andres Gallegos. The insurance is in the amount of $2,500,000 and is payable to the Company upon his death. We have no arrangements that require the proceeds to be used to redeem securities or pay benefits to his estate or his surviving spouse.

36. If a petition under the Bankruptcy Act or any state insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was general partner at or within the past five years, or any corporation or business association of which any such person was

an executive officer at or within the past five years, set forth below the name of such persons and the nature and date of such actions.

None of these has occurred.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Identify principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

The following information is as of February 28, 2011.

Class of Shares: Common	Average Price per Share	No. of Shares Now Held	% of Total[3]	No. of Shares Held After Offering if All Securities Sold	% of Total[3]
Name: Alvaro Z. Gallegos **Office Street Address:** 6932 Fourth Street NW Albuquerque, NM 87107 **Telephone No.** 505 345-2222 **Principal Occupation:** Chairman of Board, Z-Tech, Inc.	[1]	7,785,999[4]	27%[4]	7,785,999[4]	24.85%[4]
Name: Andres A. Gallegos **Office Street Address:** 6932 Fourth Street NW Albuquerque, NM 87107 **Telephone No.** 505 345-2222 **Principal Occupation:** President, CEO, Z-Tech, Inc.	[2]	5,815,300[4]	20.2%[4]	5,815,300[4]	18.56%[4]

1 The consideration for this stock was (i) payment of approximately $79,500 of organizational, operating and development costs, and (ii) licensing the rights to the Z-CoiL patent and technology to the Company.

2 The consideration for this stock was cash of $41,860.

3 After exercise of all outstanding options, totaling 994,150.

4 After exercise of options for 15,000 shares held by Alvaro Gallegos, in his case, and options for 15,000 shares held by Andres Gallegos, in his case. Alvaro Gallegos' options are exercisable at $1.00 per share. Andres Gallegos' options are exercisable at $*1.00* per share.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 14,872,299 shares (49.87% = 14,872,299/29,824,004) % of total outstanding)

After offering:

a) Assuming minimum securities sold: **14,872,299** shares (49.60% = **14,872,299** /29,986,504) of total outstanding

b) Assuming maximum securities sold: **14,872,299** shares (46.01% =**14,872,299** /32,324,004) of total outstanding

(Assumes all options exercised and all convertible securities converted.)

Our outside Directors, Dr. Jeffrey Jensen and James R. Ogden, Ph.D., own 5,500 and 24,000 shares of Common Stock, respectively, and hold options for 70,000 and 70,000 shares, respectively.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any officers, directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Our Chairman of the Board, Director and principal stockholder, Alvaro Z. Gallegos, is the father of our President, Chief Executive Officer, Director and principal stockholder, Andres Gallegos, and of our Treasurer, Secretary, and Director, Lucia M. Gallegos.

(b) If the Company has made loans to or is doing business with any of its officers, directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any of such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to and from the Company, employment or stock purchase, contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

We have not made any loans to any of our Officers, Directors, key personnel or 10% stockholders or related parties within the last two years, nor do we have any present intention to make any.

We have employment agreements and Confidential Information and Invention Assignment Agreements with Alvaro Z. Gallegos, Andres A. Gallegos, and Lucia M. Gallegos. Alvaro Z. Gallegos serves as our Chairman of the board and product development officer under an employment agreement with us dated January 1, 2011. This agreement is at will and currently provides for a salary of $87,500 per year. Either party may terminate it at any time and for any reason. His employment agreement contains non-competition provisions stating that Mr. Gallegos will not directly compete with us in the United States during the period that he is employed with us and for one year after his employment ceases. Note that applicable State law may not enforce or may only partially enforce the non-competition provisions of this Agreement. Under the confidential information agreement, he has agreed to protect the confidentiality of our confidential information and to assign to us all inventions he conceives of or develops during his employment with the Company.

Mr. Andres A. Gallegos serves as our President under an employment agreement with us dated January 1, 2011. This agreement is at will and currently provides for a salary of $110,000 per year. Either party may terminate it at any time and for any reason. His employment agreement contains non-competition provisions stating that Mr. Gallegos will not directly compete with us in the United States during the period that he is employed with us and for one year after his employment ceases. Note that applicable State law may not enforce or may only partially enforce the non-competition provisions of this Agreement. Under the confidential information agreement,

he has agreed to protect the confidentiality of our confidential information and to assign to us all inventions he conceives of or develops during his employment with the Company.

Ms. Lucia M. Gallegos serves as our Treasurer, shareholder relations manager, intellectual property manager, and manager of our corporate retail store under an employment agreement with us dated January 1, 2011. This agreement is at will and currently provides for a salary of $80,000 per year. Either party may terminate it at any time and for any reason. Her employment agreement contains non-competition provisions stating that Ms. Gallegos will not directly compete with us in the United States during the period that she is employed with us and for one year after her employment ceases. Note that applicable State law may not enforce or may only partially enforce the non-competition provisions of this Agreement. Under the confidential information agreement, she has agreed to protect the confidentiality of our confidential information and to assign to us all inventions she conceives of or develops during her employment with the Company.

We have not adopted, and do not intend to adopt, a specific policy regarding related party transactions. However, our directors and officers have fiduciary duties under New Mexico law to our company and to our shareholders to perform their duties in good faith, in a manner that they believe to be in or not opposed to the best interest of the company, and with the care that an ordinarily prudent person would use under similar circumstances. Moreover, under New Mexico law, the company can void a transaction with an interested person if it is not fair to the company or has not been disclosed and ratified by disinterested directors or disinterested shareholders.

We adopted, in 2002, our 2002 Director, Officer and Employee Stock Option Plan. We have reserved 7,000,000 shares of Common Stock for issuance under our 2002 Plan. This Plan allows the Board of Directors, or a "committee" as defined in the Plan, to issue either incentive stock options or non-tax-qualified stock options to qualified persons selected by the Board or the committee. Qualified persons must be our Directors, Officers or employees. The Board or committee determines the amount and type of awards in its discretion. Options vest over a three-year period: 50% is exercisable one year after issuance, an additional 30% is exercisable two years after issuance, and the balance of 20% is exercisable three years after issuance. Options must be issued at not less than fair market value on the date of grant and expire not later than ten years from grant. Options are also terminated earlier, as provided in the Plan, if the optionee dies, leaves the employ of the Company, or violates nondisclosure or non-compete obligations. As of February 28, 2011, we had unexercised options for 814,150 shares outstanding under the 2002 Plan, including options for 410,500 shares issued to our three executive officers.

We adopted, in 2003, our 2003 Directors and Officers Stock Plan. Under this Plan, we provide an automatic formula to award eligible Directors, who are not employees, options to purchase shares of our Common Stock. Eligible Directors have waived their right to these options each year beginning in fiscal 2009; thus, no options have been issued since fiscal 2008. The plan provides that upon appointment or election as a Director, an eligible Director receives an option for the purchase of 10,000 shares of Common Stock. Thereafter, at the beginning of each service year, the eligible Director automatically receives an option for 10,000 shares. The exercise price per shares is equal to the fair market value of our stock at the date the option is granted. Options vest and become exercisable at 5:00 p.m., New Mexico time, on the day before the next Z-Tech shareholders meeting, if the optionee still holds office at that time. Options terminate on the earlier of 10 years from the date of grant or twelve months from the date the optionee ceases to be a member of the Board of Directors. As of February 28, 2011, options for 140,000 shares were issued and outstanding to eligible Directors. In addition, under the Plan, eligible Officers as designated by the Board may receive options at the discretion of the Plan committee, composed of two or more disinterested Directors. The committee determines the terms of vesting, exercise, and termination or expiration of the options. However, options may not terminate later than the earliest of (i) failure to vest, (ii) 10 years from the date of grant, or (iii) to the extent the options are not vested, upon the termination of employment of an optionee. The exercise price for options granted to eligible Officers is determined in the discretion of the committee or, if not so determined, is equal to the fair market value of the stock on the date of grant. As of February 28, 2011, options for 30,000 shares were issued and outstanding to eligible Officers under the Plan.

The Plan also provides for issuance of restricted stock, but we have issued no such stock. The maximum number of shares which may be awarded each fiscal year under the Plan is 5% of the number of shares of Common Stock outstanding at the first day of that fiscal year. Unused shares can be carried over and added to the maximum number for any subsequent fiscal year.

We may in the future adopt additional bonus compensation plans, stock option plans or other plans providing incentives to management personnel to maximize our business.

All Officers are eligible to participate in any health, life, disability or other plans we establish. As of December 31, 2010, we provided to our full-time employees health, dental, vision, cancer and life insurance, to which employees contributed in varying amounts depending upon the policy.

On April 1, 2011 we entered into an Assignment with our chairman of the board, Alvaro Z. Gallegos. This Assignment confirmed the assignment to us of patents developed by him while employed with us. We also license two patents from him under our Patent License Agreement with him. Please refer to section 3(h) for further information.

We lease office space in Albuquerque, New Mexico from our President, Andres Gallegos, and his wife, Frances Boggess. We pay utilities, and all costs and expenses related to maintenance. We maintain insurance covering our facility and the contents. Our facility consists of three free-standing buildings of about 6,000 square feet of space total, which we believe is adequate for our needs at this time. These buildings are leased for a term of three years, expiring October 31, 2013, at a rent of $3,500 per month. Please see section 3(g) for further information.

Any future transactions of the Company with officers, directors, or 5% or more shareholders or other affiliate will be on terms no less favorable to the Company that could be obtained from an independent third party.

(c) If any of the Company's officers, directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of these persons has guaranteed or co-signed any of the Company's debt or obligations.

40. (a) List all remuneration by the Company to officers, directors and key personnel for the last fiscal year.

The following information is for the fiscal year ended June 30, 2010.

	Cash	**Other**
Chief Executive Officer: Andres A. Gallegos	$87,500–Salary	$ 0
Chief Operating Officer: Andres A. Gallegos	See line above	$ 0
Chief Accounting Officer: Lucia M. Gallegos	$75,000-- Salary	$ 0
Key Personnel: **Chairman of the Board**: Alvaro Z. Gallegos	$87,500-- Salary	$ 0
Others		
Total	$250,000 – Salary	$ 0
Directors as a group (number of persons: 5)	$256,400[1]	

[1] We have five Directors. Three of them, Andres A. Gallegos, Alvaro Z. Gallegos and Lucia M. Gallegos, received salary as employees, which is the cash amount shown on this line and also in

the compensation for Officers and key employees. They did not receive additional compensation for their service as Directors. The remaining Directors, Dr. James Ogden and Dr. Jeffrey Jensen, received cash compensation of $700 per meeting totaling $2,800 for each of them for the fiscal year, and reimbursement of expenses totaling $7,267,92 for both of them for the fiscal year.

(b) If remuneration is expected to change or has been unpaid in prior years, explain.

As of February 28, 2011, pursuant to the terms of his employment agreement, Andres A. Gallegos began receiving a salary of $110,000. As of February 28, 2011, pursuant to the terms of her employment agreement, Lucia M. Gallegos began receiving a salary of $80,000.The salary of Alvaro Z. Gallegos remained as reflected in the table above.

(c) If any employment agreements exist or are contemplated, explain.

We have employment and confidential information agreements with our three executive officers. Please refer to question 39(b) above for details.

We have a 2002 Director, Officer and Employee Stock Option Plan and a 2003 Directors and Officers Stock Plan. Please see question 39(b) above for information on these plans.

All Officers are eligible to participate in any health, life, disability or other plans we establish. As of February 28, 2011, we provided to our full-time employees health, dental, vision, cancer and life insurance, to which employees contributed in varying amounts depending upon the policy.

41 (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 994,150 shares at February 28, 2011 (2.85% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities.) Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities.

We have options outstanding for 814,150 shares of Common Stock under our 2002 Director, Officer and Employee Stock Option Plan, as follows:

# Shares in Option	# Shares Vested 2/28/2011	Exercise Price	Exp. Date
6000	6000	$1.00	4/4/2011
91400	91400	$1.00	6/30/2011
22500	22500	$1.00	3/13/2012
92500	92500	$1.00	6/30/2012
178500	178500	$1.00	8/21/2013
1000	1000	$1.00	11/7/2013
37500	37500	$1.00	5/2/2014
230000	230000	$1.00	5/31/2014
44850	44850	$1.00	8/5/2014
15400	15400	$1.00	3/3/2015
58000	58000	$1.00	6/30/2015
6000	6000	$1.00	8/4/2015
16900	16900	$1.00	11/4/2015
10100	10100	$1.00	2/2/2016
3500	3500	$1.00	5/4/2016
Total	814,150		

This Plan has been approved by shareholders.

We have options outstanding for 180,000 shares of Common Stock under our 2003 Directors and Officers Stock Plan, as follows:

Number of Shares in Option[1]	Number Vested as of 12/31/10	Exercise Price	Expiration Date
60,000	60,000	$1.00	8-22-2013
20,000	20,000	$1.00	11-8-2013
20,000	20,000	$1.00	11-13-2014
20,000	20,000	$1.00	11-5-2015
20,000	20,000	$1.00	11-4-2016
20,000	20,000	$1.00	11-3-2017
20,000	20,000	$1.00	11-2-2018

[1] Options issued at the same time with the same terms have been grouped together. Only currently outstanding options have been included.

This Plan has been approved by shareholders.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 7,447,343 shares.

We have 7,000,000 shares authorized for issuance under our 2002 Director, Officer and Employee Stock Option Plan. Of the authorized shares, 6,185,850 are not covered by outstanding options and are available for issuance.

We have 1,441,493 shares authorized for issuance under our 2003 Directors and Officers Stock Plan. Of the authorized shares, 1,261,493 are not covered by outstanding options or agreements and are available for issuance.

Please see section 39 for more information on the Plans.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

As permitted by the New Mexico Business Corporation Act, our Articles of Incorporation provide, in Article XIV, that "No shareholder approval will be required for the issuance of rights or options to directors, officers or employees of the Corporation or of any subsidiary of the Corporation and not to shareholders generally." Also as permitted by the New Mexico Business Corporation Act, Article V of our Articles of Incorporation denies preemptive or preferential rights of shareholders to acquire any class of our stock or to any obligations convertible into shares and to any right of subscription to those, unless otherwise determined by the Board of Directors. Accordingly, the Board has the discretion to issue stock options, warrants and rights and to enter into stock purchase agreements without shareholder approval and without first offering the securities to existing shareholders. For this purpose, "stock purchase agreements" do not include some agreements with respect to corporate actions such as mergers or consolidations as to which the New Mexico Business Corporation Act may require shareholder approval. Shareholder approval is required for certain tax qualified stock option plans, such as incentive stock option plans, and we have obtained it when required.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

The business is highly dependent upon the services of Andres A. Gallegos and Alvaro Z. Gallegos. Each has executed an employment agreement and a confidentiality and invention assignment agreement. The employment agreements contain a non-competition agreement pursuant to which they have agreed not to compete with us during employment and for a period of one year after termination of employment. Under the confidentiality agreements, these officers agree that they will not, at any time, during or after the employment period, make any use of, or disclose to any other person or organization, except as authorized by Company in writing, any confidential information of the Company. If these officers do leave the Company, they further agree with post-employment restrictions that prohibit, (i) for a period of 12 months after termination of employment with the Company, soliciting, inducing, recruiting, or encouraging our employees or consultants to terminate their relationship with us, and (ii) at any time using our confidential information to attempt to negatively influence any of our clients or customers from purchasing our products or services or soliciting or influencing any of our clients, customers or others to direct their purchase of products or services to someone in competition with us. Please also see question 39(b) for information

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending, or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or the key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

We have not had past litigation or administrative action that has had a material effect on our business, financial condition, or operations. We do not have any pending or threatened litigation or administrative action that may have a material effect upon our business, financial condition, or operations. In 2002, an ex-Director of the Company, Mr. Del Turner, filed a lawsuit in Colorado District Court against the Company, Alvaro Z. Gallegos, and Andres A. Gallegos, claiming breach of an employment agreement and related claims. The defendants denied all of the allegations. The lawsuit was settled in 2004.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number or any tax advisor that has passed upon these tax benefits. Attach any opinion or any description of the tax consequences of an investment in the securities by the tax advisor.

We are not an S corporation and do not anticipate that significant tax benefits will be available to investors in this offering. As a result, this question is not applicable to us.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Disclosure Document not misleading or incomplete.

None.

FINANCIAL STATEMENTS

46. Attach reviewed or audited financial statements for the last fiscal year and unaudited financial statements for any interim periods thereafter. If since the beginning of the last fiscal year the Company has acquired another business the assets or net income of which were in excess of 20% of those for the Company, show pro forma combined financial statements as if the acquisition had occurred at the beginning of the Company's last fiscal year.

The Company does hereby agree to provide to investors in this offering for five years (or such longer period as required by law) hereafter annual financial reports containing a balance sheet as of the end of the Company's fiscal year and a statement of income for said fiscal year, all prepared in accordance with generally accepted accounting principles and accompanied by an independent accountant's report. If the Company has more than 100 security holders at the end of the fiscal year, the financial statements shall be audited.

Our audited financial statements for the last three fiscal years and an unaudited financial statement for the eight months ended February 28, 2011 are presented here.

Z-Tech, Inc.

BALANCE SHEET (UNAUDITED)

February 28, 2011

Assets

		2010
Current assets		
Cash	$	477,317
Accounts receivable, less allowance for doubtful accounts ($195,513 at February 28, 2011)		293,773
Inventory		1,425,085
Other current assets		46,094
Deferred income taxes		124,000
Total current assets		2,366,269
Property and equipment, net		1,304,037
Patents and trademarks, net		201,975
Deferred income taxes		980,935
	$	4,853,216

Liabilities and Stockholders' Equity

Current liabilities		
Current portion of long-term debt	$	10,139
Accounts payable		36,616
Accrued royalties		520,158
Accrued expenses		197,878
Accrued promotional costs		248,112
Total current liabilities		1,012,903
Long-term debt		145,612
Stockholders' equity		
Common stock, no par value, 60,000,000 shares authorized		5,791,486
Accumulated deficit		(2,096,785)
Total stockholders' equity		3,694,701
	$	4,853,216

Z-Tech, Inc.

STATEMENT OF INCOME (UNAUDITED)

For the Eight Months Ended February 28, 2011

Sales	$	2,226,957
Cost of sales		919,292
Gross profit		1,307,665
Operating expenses		
General operating		2,191,631
Selling		78,864
Total operating expenses		2,270,495
Loss from operations		(962,830)
Other income (expense)		
Interest expense		7,434
Interest income		(29,222)
Other		(12,693)
Total other income (expense)		(34,481)
Loss before taxes		(928,349)
Income tax benefit		(319,950)
Net loss	$	(608,399)

Z-Tech, Inc.

STATEMENT OF CASH FLOWS (UNAUDITED)

For the Eight Months Ended February 28, 2011

Cash flows from operating activities		
Net loss	$	(608,399)
Adjustments to reconcile net loss to changes in cash provided (used) by operating activities:		
Depreciation and amortization		98,868
Provision for doubtful accounts		291,182
Allowance for uncollectible note receivable		101,657
Deferred income taxes		(317,935)
Net changes in operating assets and liabilities		
Accounts receivable		284,082
Inventory		253,485
Other current assets		45,285
Accounts payable		(86,304)
Accrued expenses		(209,465)
Accrued royalties		39,257
Net cash used by operating activities		(108,287)
Cash flows from investing activities		
Purchases of property and equipment		(122,234)
Net cash used by investing activities		(122,234)
Cash flows from financing activities		
Payments on notes payable		(11,620)
Net cash used by financing activities		(11,620)
Net change in cash and cash equivalents		(242,141)
Cash and cash equivalents, beginning of period		719,458
Cash and cash equivalents, end of period	$	477,317
Supplemental Information:		
Cash paid for interest	$	7,434
Inventory used for stock promotion	$	2,356
Equipment purchased through debt financing	$	24,103

Z-Tech, Inc.

FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008


PulakosCPAs
Tax • Audit • Advisory Since 1960

5921 Jefferson Street NE
Albuquerque, NM 87109
(505) 338-1500
(505) 338-1515 fax
www.pulakos.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Z-Tech, Inc.

We have audited the accompanying balance sheets of Z-Tech, Inc. as of June 30, 2010, 2009 and 2008, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Z-Tech, Inc. as of June 30, 2010, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has experienced a significant decline in sales activity subsequent to June 30, 2010, which raises a substantial doubt about its ability to continue as a going concern. In response to this decline, subsequent to June 30, 2010, the Company initiated a common stock offering, the details of which are more fully described in Note 11. The financial statements do not include any adjustments that might result from the outcomes of the aforementioned conditions or events.

Pulakos CPAs, PC

August 27, 2010
Except as to the fourth paragraph above,
and Note 11, which are as of April 8, 2011.

Z-Tech, Inc.

BALANCE SHEETS

June 30, 2010, 2009 and 2008

Assets

	2010	2009	2008
Current assets			
Cash	$ 719,458	$ 278,999	$ 1,462,323
Accounts receivable, less allowance for doubtful accounts ($79,989 in 2010, $-0- in 2009 and $40,000 in 2008)	509,170	1,296,290	686,399
Note receivable	57,597	141,925	82,510
Inventory	1,680,926	2,217,307	2,050,893
Assets held for sale	-	1,020,475	-
Other current assets	91,379	61,084	131,108
Deferred income taxes	288,000	319,000	293,000
Total current assets	3,346,530	5,335,080	4,706,233
Property and equipment, net	1,251,591	1,244,096	2,423,915
Patents and trademarks, net	206,952	232,064	230,100
Deferred income taxes	499,000	298,000	105,000
Accounts receivable	359,867	-	-
Note receivable	44,060	8,198	103,448
	$ 5,708,000	$ 7,117,438	$ 7,568,696

Liabilities and Stockholders' Equity

	2010	2009	2008
Current liabilities			
Current portion of long-term debt	$ 17,599	$ 704,206	$ 40,000
Accounts payable	122,920	206,792	126,888
Accrued royalties	480,901	508,956	362,827
Accrued expenses	407,343	535,823	609,345
Accrued promotional costs	250,468	255,517	263,072
Total current liabilities	1,279,231	2,211,294	1,402,132
Long-term debt	125,669	143,294	849,784
Stockholders' equity			
Common stock, no par value, 60,000,000 shares authorized	5,791,486	5,791,486	5,784,986
Accumulated deficit	(1,488,386)	(1,028,636)	(468,206)
Total stockholders' equity	4,303,100	4,762,850	5,316,780
	$ 5,708,000	$ 7,117,438	$ 7,568,696

See Notes to Financial Statements.

Z-Tech, Inc.

STATEMENTS OF INCOME

Years Ended June 30, 2010, 2009 and 2008

	2010	2009	2008
Sales	$ 6,097,276	$ 8,554,970	$ 8,860,223
Cost of sales	2,380,840	3,484,907	3,643,978
Gross profit	3,716,436	5,070,063	5,216,245
Operating expenses			
General operating	3,860,305	4,585,677	4,976,008
Selling	516,981	993,980	985,664
Total operating expenses	4,377,286	5,579,657	5,961,672
Loss from operations	(660,850)	(509,594)	(745,427)
Other income (expense)			
Interest expense	(23,397)	(64,710)	(60,800)
Interest income	56,337	54,810	52,978
Inventory valuation adjustment	(86,608)	(283,870)	-
Other	(29,422)	23,934	46,434
Total other income (expense)	(83,090)	(269,836)	38,612
Loss before taxes	(743,940)	(779,430)	(706,815)
Income tax benefit	(284,190)	(219,000)	(265,000)
Net loss	$ (459,750)	$ (560,430)	$ (441,815)

See Notes to Financial Statements.

Z-Tech, Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended June 30, 2010, 2009 and 2008

	Number of Shares	Common Stock	Accumulated Deficit	Total Stockholders' Equity
June 30, 2007	28,782,854	$ 5,784,986	$ (26,391)	$ 5,758,595
Net loss	-	-	(441,815)	(441,815)
June 30, 2008	28,782,854	$ 5,784,986	$ (468,206)	$ 5,316,780
Stock options exercised	6,500	6,500	-	6,500
Net loss	-	-	(560,430)	(560,430)
June 30, 2009	28,789,354	5,791,486	(1,028,636)	4,762,850
Common stock issued	40,000	-	-	-
Net loss	-	-	(459,750)	(459,750)
June 30, 2010	28,829,354	$ 5,791,486	$ (1,488,386)	$ 4,303,100

See Notes to Financial Statements.

Z-Tech, Inc.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2010, 2009 and 2008

	2010	2009	2008
Cash flows from operating activities			
Net loss	$ (459,750)	$ (560,430)	$ (441,815)
Adjustments to reconcile net loss to changes in cash provided (used) by operating activities:			
Depreciation and amortization	186,119	273,915	294,310
Allowance for doubtful accounts	79,989	(40,000)	-
Inventory valuation adjustment	86,608	283,870	-
Loss on disposal of assets	80,417	45,137	-
Deferred income taxes	(170,000)	(219,000)	(265,000)
Net changes in operating assets and liabilities			
Accounts receivable	347,264	(569,891)	(63,917)
Notes receivable	48,466	35,835	80,000
Inventory	444,724	(457,839)	842,243
Other current assets	(30,295)	70,024	(51,681)
Accounts payable	(83,872)	79,904	56,299
Accrued expenses	(128,480)	(73,522)	73,944
Accrued royalties	(28,055)	146,129	26,500
Net cash provided (used) by operating activities	373,135	(985,868)	550,883
Cash flows from investing activities			
Purchases of property and equipment	(273,382)	(149,906)	(242,212)
Proceeds from the sale of property and equipment	1,044,938	-	-
Patents	-	(11,766)	(28,580)
Net cash provided (used) by investing activities	771,556	(161,672)	(270,792)
Cash flows from financing activities			
Stock options exercised	-	6,500	-
Payments on notes payable	(704,232)	(42,284)	(41,956)
Net cash used by financing activities	(704,232)	(35,784)	(41,956)
Net change in cash and cash equivalents	440,459	(1,183,324)	238,135
Cash and cash equivalents, beginning of year	278,999	1,462,323	1,224,188
Cash and cash equivalents, end of year	$ 719,458	$ 278,999	$ 1,462,323
Supplemental Information:			
Cash paid for interest	$ 23,397	$ 64,710	$ 60,800
Inventory used for stock promotion	$ 5,049	$ 7,555	$ 8,938
Note receivable issued for inventory	$ -	$ -	$ 185,958

See Notes to Financial Statements.

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Z-Tech, Inc. (the Company) is located in Albuquerque, New Mexico, where it is engaged in the development and marketing of its patented Z-Coil pain relief footwear. The Company uses foreign contract manufacturing of its footwear under an agreement that expires July 2015 or earlier as provided in the agreement. The manufacturing agreement provides the foreign manufacturer with exclusive distribution rights for Z-Coil pain relief footwear in the Republic of China, Hong Kong, Taiwan, Japan, Vietnam, Indonesia, Thailand, Philippines, Korea, Singapore and Malaysia.

The Company has experienced continuing declines in sales over the past several of years reflecting the national decline in retail sales and as general economic declines create a more price sensitive consumer.

Management is implementing a series of changes beginning in July 2010. The changes include: 1) deployment of a national marketing campaign designed to dramatically increase the exposure of the Z-Coil brand and benefits of use of the product (this national program will replacing all existing marketing programs); 2) pricing strategies on certain styles of shoes to react to consumer preferences; 3) online sales and direct customer marketing of products; and 4) an improved product that is stronger and lighter than existing products.

Management is continuing to monitor expenses and investigate alternatives to existing cost structures without negatively impacting the product, distribution or end users.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using a straight-line method based on the useful lives of the assets. The Company capitalizes all asset acquisitions over $500. Depreciation expense was $178,659 in 2010, $264,113 in 2009 and 287,130 in 2008.

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Inventory

Inventory is stated at the lower of cost (first in, first out) or market.

Accounts receivable

Accounts receivable are primarily from distributors, many of whom are minority stockholders. Management reviews the collectability of its receivables and records a reserve for its estimate of uncollectible accounts. Historical bad debts and current facts and circumstances are the primary bases for this estimate. When an account is deemed uncollectible, it is charged off against the allowance. Accounts with balances greater than 30 days accrue finance charges of 1% monthly. Total accounts receivable from distributors who are stockholders was $648,144 at June 30, 2010, $800,595 at June 30, 2009, and $449,180 at June 30, 2008. Accounts receivable not expected to be collected in the next operating cycle are classified as long term in the accompanying balance sheets.

Income taxes

The liability method is used in accounting for income taxes, which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities.

Patents

Patent costs are capitalized. Once a patent is issued, the cost of the issued patent is amortized on a straight-line basis over the estimated useful life. If a patent is declined or abandoned, the related costs are expensed. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Amortization expense was $7,460 in 2010, $9,802 in 2009 and $7,180 in 2008.

Stock options

As of July 1, 2006, the Company adopted accounting principles generally accepted in the U.S. as they relate to "Share-Based Payment", to account for stock options issued to employees and members of the Board of Directors. Pursuant to this statement, the Company recognizes compensation expense for all options granted to employees subsequent to the date of implementation. All options granted prior to implementation will continue to be accounted for using the minimum value method as set forth in accounting principles generally accepted in the U.S.

Advertising costs

Advertising costs ($419,116 in 2010, $468,415 in 2009 and $623,255 in 2008) are charged to operations when incurred.

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Franchise fee revenue

The Company offers franchise opportunities to its distributors for an initial franchise fee, which is recognized as revenue upon receipt of cash for the initial fee. Franchise fee revenue was $15,000 in 2010, $57,400 in 2009 and $60,000 in 2008, and is included in other income in the accompanying financial statements.

Research and development

All expenses for research and development are expensed as incurred ($44,657 in 2010, $41,636 in 2009 and $13,938 in 2008).

Concentration of risk

Cash -

The Company maintains cash balances in financial institutions, which exceed federally insured limits.

Major suppliers -

The Company purchases substantially its entire inventory from one foreign supplier.

Promotional costs

Accrued promotional costs are common stock purchase incentives (Z-Coil footwear) due stockholders.

Financial instruments

The carrying amounts of cash, receivables, payables, accrued expenses and other liabilities approximate fair value due to the short maturity periods of these instruments. The fair value of long-term debt is the carrying value due to the adjustable market rate of interest.

Subsequent events

The Company has evaluated all events occurring subsequent to June 30, 2010 and through April 8, 2011, which is the date that the financial statements were issued, and does not believe that any events occurring during this period require either recognition or disclosure in the accompanying financial statements.

Contingencies

The Company is can be subject to various claims that arise in the ordinary course of its business. Management is unaware of any such claims as of June 30 2010, 2009 and 2008 that would materially affect the financial position, results of operations, or liquidity of the Company.

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 2 - PROPERTY AND EQUIPMENT

	2010	2009	2008
Land	$ 206,992	$ 206,992	$ 687,029
Buildings	539,340	568,584	1,200,653
Office equipment	855,028	955,989	1,274,449
Production equipment	1,079,654	933,464	889,115
Warehouse equipment	89,382	67,407	67,407
Leasehold improvements	122,170	118,536	144,702
Vehicles	37,134	37,134	37,134
	2,929,700	2,888,106	4,300,489
Less accumulated depreciation	(1,678,109)	(1,644,010)	(1,876,574)
	$1,251,591	$1,244,096	$2,423,915

At June 30, 2009, assets held for sale consisted of land and buildings with a book value of $1,020,475. All such assets were sold in 2010.

NOTE 3 - PATENTS AND TRADEMARKS

	2010	2009	2008
Patent and trademark costs	$ 238,341	$ 262,957	$ 250,943
Less accumulated amortization	(31,389)	(30,893)	(20,843)
	$ 206,952	$ 232,064	$ 230,100

Management has evaluated and determined that the carrying value of patents and trademarks was not impaired as of June 30, 2010, 2009 and 2008.

NOTE 4 - NOTE RECEIVABLE

During 2008, the Company entered into an agreement with a franchisee in which the Company sold inventory to the franchisee in exchange for a note receivable. The note is fully collateralized by the franchisee's inventory and equipment, and calls for monthly principal and interest payments of $6,627. The note bears interest at a rate of 6.0% per annum, and matures in August 2011.

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 5 - NOTES PAYABLE

	2010	2009	2008
Note payable, 6.5%, due in monthly installments of principal and interest of $6,321, secured by a mortgage on real property and an assignment of all rents, balance paid in 2010.	$ -	$ 687,769	$ 714,631
Note payable, 6.85%, due in monthly Installments principal and interest of $2,241 secured by a mortgage on real property, due February 2017.	143,268	159,731	175,153
	143,268	847,500	889,784
Less current maturities	17,599	704,206	40,000
	$ 125,669	$ 143,294	$ 849,784

Annual maturities follow: 2011 - $17,599; 2012 -$18,843; 2013 - $20,175; 2014 - $21,601: 2015 - $23,128, thereafter - $41,922.

NOTE 6 - INCOME TAXES

	2010	2009	2008
Current income tax benefit	$ -	$ -	$ -
Deferred income tax benefit	(284,190)	(219,000)	(265,000)
	$ (284,190)	$ (219,000)	$ (265,000)

Temporary differences giving rise to the deferred tax liability consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes. Temporary differences giving rise to the deferred tax asset consists primarily of operating loss carry forwards and certain accrued expenses that are not deductible for tax purposes until paid. Management believes that future taxable income will allow the Company to recognize the full benefit of all deferred tax assets, and therefore the valuation allowance for deferred tax assets is zero as of June 30, 2010, 2009 and 2008. Deferred tax assets and liabilities as of June 30, 2010, 2009 and 2008 are as follows:

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 6 - INCOME TAXES - Continued

	2010	2009	2008
Deferred tax assets	$ 871,000	$ 731,000	$ 553,000
Deferred tax liabilities	(84,000)	(114,000)	(155,000)
	$ 787,000	$ 617,000	$ 398,000

The Company has available at June 30, 2010, approximately $1,457,000 of unused New Mexico state operating loss carry forwards that may be applied against future taxable income, and that expire in years ranging from 2013 to 2015. The Company has available at June 30, 2010, approximately $1,136,000 of unused Federal operating loss carry forwards that may be applied against future taxable income and that expire in years ranging from 2028 to 2030. Management believes that taxable income will be generated in future years to utilize all loss carry forwards before the expiration of the unused loss carryforwards.

The Company has adopted accounting principles generally accepted in the U.S. as they relate to uncertain tax positions for the year ended June 30, 2010 and has evaluated its tax positions taken for all open tax years. Currently, the 2007, 2008 and 2009 tax years are open and subject to examination by the Internal Revenue Service, as well as other State tax jurisdictions. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Based on the evaluation of the Company's tax positions, Management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended June 30, 2010.

NOTE 7 - COMMON STOCK

Stock options

The Company has a discretionary stock option plan for eligible directors, officers and employees of the Company. The plan allows the Company to issue options for the purchase of up to 7,000,000 shares of common stock of the Company. The exercise price of each option is equal to or more than the estimated fair market value of the Company's stock at the date the option is granted. The options are vested over a three-year period: 50% is exercisable one year after issuance, an additional 30% is exercisable two years after issuance and the balance of 20% is exercisable three years after issuance. The options must be exercised within ten years after being offered or they are forfeited.

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 7 - COMMON STOCK - Continued

The following is a summary of stock options outstanding and exercisable:

	Number of Shares	Weighted Average Exercise Price
Outstanding at June 30, 2007	1,955,050	$ 1.03
Granted	-	$
Exercised	-	$ 1.00
Forfeited	(182,000)	$ 1.01
Outstanding at June 30, 2008	1,773,050	$ 1.04
Granted	-	
Exercised	(6,500)	$ 1.00
Forfeited	(532,000)	$ 1.05
Outstanding at June 30, 2009	1,234,550	$ 1.03
Granted	-	
Exercised	-	
Forfeited	(27,400)	$ 1.00
Outstanding at June 30, 2010	1,207,150	$ 1.03

Options exercisable were 1,207,150 ($1.03 weighted average exercise price) at June 30, 2010, 1,234,550 ($1.03 weighted average exercise price) at June 30, 2009, and 1,654,430 ($1.02 weighted average exercise price) and June 30, 2008.

The fair value of the stock options is calculated using the Black-Scholes option-pricing model. The underlying assumptions used as inputs in this model include the estimated market value of the stock, exercise price, weighted average risk free interest rate, expected option life and expected stock price volatility. Volatility was estimated at a minimal value given the lack of a historical trading value of shares of Company stock. The estimated market value of the stock used in the determination of this expense was calculated by discounting the expected future cash flows of the Company to arrive at the value of each outstanding share of stock. This results in a calculated fair value of zero for 2010, 2009 and 2008, and thus there is no compensation expense recognized in the accompanying statements of income for either period.

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 7 - COMMON STOCK - Continued

Directors and Officers Stock Plan

The Company provides an automatic formula to award eligible directors, who are not employees of Z-Tech, Inc., options to purchase shares of Z-Tech's common stock. Upon becoming a Director, either by election or appointment, an eligible director will receive an option for the purchase of 10,000 shares of common stock. The exercise price of each option is equal to the fair market value of the Company's stock at the date the option is granted. The options vest and become exercisable at 5:00 p.m., New Mexico time, on the day before the next Z-Tech shareholders meeting. The options terminate on the earlier of ten years from the date of grant or twelve months from the date, the optionee ceases to be a member of the Board of Directors.

The plan also provides for discretionary awards to eligible executive officers of Z-Tech. These awards are administered by a committee composed of two or more disinterested, non-employee Directors. The committee will determine the executive officers that are eligible, the number of option shares to be awarded, the exercise price, the terms of vesting, and the exercise period and expiration of the options. No options may terminate later than the earliest of (i) failure to vest, (ii) 10 years from the date of grant, or (iii) to the extent the option is not vested, upon termination of the employment of the optionee.

The following is a summary of stock options outstanding and exercisable:

	Number of Shares	Weighted Average Exercise Price
Outstanding at June 30, 2007	190,000	$ 1.00
Granted	30,000	
Forfeited	-	$ 1.00
Outstanding at June 30, 2008	220,000	$ 1.00
Granted	30,000	$ 1.00
Forfeited	-	
Outstanding at June 30, 2009	250,000	$ 1.00
Granted	-	
Forfeited	(70,000)	$ 1.00
Outstanding at June 30, 2010	180,000	$ 1.00

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 7 - COMMON STOCK - Continued

Options exercisable were 180,000 ($1.00 weighted average exercise price) at June 30, 2010, 220,000 ($1.00 weighted average exercise price) at June 30, 2009, and 190,000 ($1.00 weighted average exercise price) at June 30, 2008.

The fair value of stock options granted to Directors and Officers is calculated using the Black-Scholes option-pricing model. The underlying assumptions used as inputs in this model include the estimated market value of the stock, exercise price, weighted average risk free interest rate, expected option life and expected stock price volatility. Volatility was estimated at a minimal value given the lack of a historical trading value of shares of Company stock. The estimated market value of the stock used in the determination of this expense was calculated by discounting the expected future cash flows of the Company to arrive at the value of each outstanding share of stock. This results in a calculated fair value of zero for 2010, 2009 and 2008, and thus there is no compensation expense recognized in the accompanying statements of income for either period.

Grant of common stock

During 2010, the Company granted 40,000 shares of common stock to a former member of the Board of Directors in consideration for service to the Board. Management believes that the fair value of these shares could not be reasonably estimated and would be immaterial to the financial statements taken as a whole, and therefore no such amount has been recorded.

NOTE 8 - LEASES

The Company leases office space from an officer who is a shareholder of the Company, under a lease agreement expiring in October 2010. Monthly rent is $3,500 and will continue on a month-to-month basis after expiration of the lease. The Company leases a warehouse under a lease agreement expiring in July 2010. The monthly rent is $10,100 and the Company plans to vacate the property a month after the expiration of the lease. Prior to June 30, 2010, the Company entered into a lease agreement for new warehouse space. The Company will begin leasing the property in August of 2010 under an operating lease agreement that will expire in 2014.

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 8 - LEASES - Continued

Minimum future lease payments for the Company's fiscal years follow:

2011	$ 116,024
2012	93,797
2013	97,422
2014	12,234
	$ 319,477

Lease expense was $224,233 in 2010, $258,519 in 2009 and $252,338 in 2008.

NOTE 9 - ROYALTIES

The Company pays royalties to a limited liability company, owned by three officer shareholders and other members of their family who are also shareholders of the Company, under a patent license agreement. The royalty costs are based on a percentage of net sales for products sold using the patent technology. The term of this agreement will end with the expiration of the last patent covering the technology or improvements. If royalties of $25,000 are not earned in any year, the licensor can terminate the agreement in the subsequent year. Royalty expense was $121,946 in 2010, $171,129 in 2009 and $177,204 in 2008. Total accrued royalties were $480,901 at June 30, 2010, $508,956 at June 30, 2009 and $362,827 at June 30, 2008.

NOTE 10 - RELATED PARTY TRANSACTIONS

Officer shareholders that individually own more than 2% of Z-Tech's common stock have options to purchase 346,000 shares of the Company's stock at $1.10 per share at June 30, 2010 under the Company's discretionary stock option plan for eligible directors, officers and employees and the directors and officers stock plan, respectively, as described in Note 7.

The Company leases office space from an officer shareholder as described in Note 8, and pays royalties to a related limited liability company as described in Note 9.

Z-Tech, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2010, 2009 and 2008

NOTE 11 – SUBSEQUENT EVENTS

Decline in sales activity

Subsequent to June 30, 2010, the Company has experienced a decline in sales activity of approximately 40%, as compared to 2010. The Company is dependent upon attaining a certain sales level in order to cover all costs of operations, debt service obligations, and maintain an adequate level of inventory on hand. Absent an increase in the level of sales activities, the Company will be dependent upon an infusion of capital, through either debt or equity financing, to sustain operations.

Common stock offering

Subsequent to June 30, 2010, the Company initiated a common stock offering under Regulation A as promulgated under the Securities Act of 1933. The Company is filing for registration to offer and sell 2,500,000 shares of common stock in New Mexico, Arizona, California, Colorado and Ohio. The maximum proceeds allowed to be raised by the offering are $5,000,000, at a price of $2.00 per share. A purchaser of shares will receive up to four pairs of shoes at no cost. Providing the maximum shares offered are sold, to Company will provide shoes of approximately $720,000 at current average cost and $2,000,000 at current average selling prices.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

We experienced a $459,750 net loss for our fiscal year ended June 30, 2010 and a loss of $560,430 for the fiscal year ended June 30, 2009. We experienced a loss of $608,399 for the 8 months ended February 28, 2011. We have not made a profit since fiscal 2005, which was one of three profitable years since we began manufacturing and selling shoes in 1995. At June 30, 2010, we had approximately $1,457,000 in net operating loss carry forward that may be applied against future taxable income and that expire in years ranging from 2013 to 2015.

Sales. Sales for the fiscal year ended June 30, 2010 were $6,097,276 down from $8,554,970 for the prior fiscal year ending June 30, 2009, a drop of $2,457,694 or 28.7%. Sales for the eight-month period ended February 28, 2011 were $2,226,957 compared to $4,159,059 the comparable prior year period. We believe the drop in sales is caused by a variety of factors listed below.

We believe that the decline in sales in 2010 continues to reflect the slow recovery of our national economy, price sensitive consumers, increase in the number of competitors, increased lower priced competition, stagnation of many of our styles, longevity of our footwear, and the weak financial situation of many of our retail partners.

A significant factor affecting our sales is the slow recovery of our national economy. The effect of the national economy is mirrored in reports from our distributors of sharp declines in store traffic and reduced sales at all off-site events. We experienced a 37% drop in wholesale purchases from Franchise Stores, Affiliate Vendors and our own company-owned store.

Another negative factor in sales for us and in our industry is increased price sensitivity among consumers. Footwear in general is highly commoditized and has experienced deflationary pressure for the last decade. Retail prices today are below retail levels in 1998. Z-CoiL has continued to increase prices as our manufacturing prices have increased. Only recently have we reduced retail prices, cutting both our margin and the margin of our retail partners. None the less, consumers shop price and many larger brands are lowering prices and sacrificing margin as a means of maintaining market share in this sensitive market.

Our business has also been affected by the "Rocker" shoe industry. MBT was the pioneer of the "Rocker shoe" category, with a price point above $200 (equivalent to many of our shoe models), and a central message of fitness and toning. Since then, dozens of new and existing companies have entered that market, with widely varying prices. Brand name Rocker shoes can be found as low as $88 with generic Rocker shoes as low as $20. Claims have gone beyond fitness and toning to health and wellness. Most notably, Sketchers® has introduced a very low-priced ($88-$120) Rocker shoe called the "Shape Ups." We believe that the media and advertising attention to the "Rocker" phenomenon has prompted many of our long-time Z-CoiL wearers to try this technology.

We believe one of the factors affecting our sales is the quality and longevity of our products. Many of our dealers complain that customers will use our shoes daily for years before buying a new pair. We feel this affects our sales negatively. We plan to address this issue with more frequent style changes and improvements, allowing our customers to trade up to new technologies more frequently.

Another notable factor affecting our sales is the weak financial strength of many of our retail partners. Since late 2008, the negative economic impact on sales has had a cumulative effect on the cash position of our regular and top performing retail partners. As a result, many stores are running low on inventory, have dwindled or no remaining lines of credit, and have reduced advertising and promotional budgets or in many cases closed their doors all together. In

2008 we had 75 franchise locations and as of February 28, 2011 we had 41. As a result, they have fewer sales in their communities.

We are also providing certificates for free shoes to investors in this offering. We have done this in a past offering and did not suffer any adverse effect on sales of footwear of which we were aware. However, the availability of free shoes to people who might otherwise purchase them could negatively affect our shoe sales.

With the proceeds from this offering, we are planning to introduce new products, including Z-CoiL 2.0 and Bio-Trek, scheduled for arrival in the fall of 2011. This offering is intended to specifically address the decrease in sales which we believe is a result of the staleness of our existing product offering. Our break-even point is approximately $380,000 in sales per month. Our average sales for the eight months ended February 29, 2011 were approximately $278,000 per month. We believe that the new products will stimulate sales through our 280 existing retail locations and online, as well as attract new stores wishing to carry our brands, and that as a result our sales will exceed our break-even requirement.

Distributors. At June 30, 2010, we had 260 authorized Z-CoiL retail shoe locations throughout the United States, Canada, and Puerto Rico, compared to 209 at the end of fiscal 2009. This increase was largely due to our continued expansion of our distribution channel beyond franchise stores to include high-quality comfort shoe stores we call "affiliate vendors." Wholesale sales to all authorized Z-CoiL distributors in 2010 represented 92% of our sales, the same percentage as in 2009. The remaining 8% of our sales came from our corporate retail sales in both 2010 and 2009.

Cash and Inventory. Our cash balance of $719,458 at June 30, 2010 was an increase of $440,459 from the $278,999 cash balance at the end of the previous fiscal year. This increase was due primarily to a decrease in inventory purchases during the 2010 year, a decrease in accounts receivable due to our collections efforts, and the sale proceeds in the amount of $277,000 for our Albuquerque corporate office building. Our cash balance at February 28th, 2011 of $477,317 was a decrease of $242,141 from June 30, 2010. The decrease was due to a reduction in sales and increased expenses incurred for the production of molds in China. Inventory decreased approximately 24%, from $2,217,307 at June 30, 2009 to $1,680,926 at June 30, 2010, both because we decreased purchases from 86,872 pairs of shoes during 2009 to 43,108 pairs in 2010, and because of an inventory valuation adjustment of approximately $87,000. Inventory was $1,425,085 on February 28th, 2011, which was down $255,841 from June 30, 2010. This reduction in inventory was due to a decrease in purchases and reflects our continuing decrease in sales and profits for the past 8 months

Accounts Receivable. We have reduced our accounts receivable from $1,296,290 in the fiscal year ending June 30th 2009 to $509,170 on June 30th 2010. We implemented new collections policies and practices, which have helped to reduce our accounts receivable by approximately 61% between 2009 and 2010. As of February 28, 2011, we further reduced our accounts receivable to $293,773. This reduction reflected a decrease in sales and the write-off of uncollectible accounts.

Operating Expenses. Our total operating expenses decreased from $5,579,657 in fiscal 2009 to $4,377,286 in fiscal 2010, due primarily to our continued response to the change in the national economic environment. Our total operating expenses decreased to $2,270,495, or 22% when annualized, for the 8 month period ended February 28th, 2011, and reflects our ongoing efforts to reduce expenses based on our sales declines. We decreased overhead costs by reducing staff levels and trimmed operating expenses in an effort to provide adequate capital to maintain core inventory product levels. Selling expenses also decreased.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economies of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either

favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The most notable trend for Z-Tech, Inc. has been a decline in sales starting in 2005. See graph below. The primary causes for this decline in sales have been our inability to innovate, introduce new styles and technologies and the "great recession," and increased competition and more low priced competitive footwear.

In the next 12 months we plan to resolve our innovation challenge with the introduction of Z-CoiL 2.0, which will be manufactured in China and the USA and the introduction of Bio-Trek. We have introduced samples the new Z-CoiL 2.0 and Bio-Trek to our top 20 retailers, who showed much excitement and interest. We believe the launch of these brands, scheduled for the 3rd quarter of 2011, will reverse the negative sales trend.


$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Z-CoiL 2.0 is a much improved product both in performance and aesthetics. We believe our current Z-CoiL customers will be excited and make this introduction successful. Bio-Trek 2.0 will be price competitive with many Rocker and comfort footwear brands but offer superior cushioning, support and protection for the wearer.

The footwear for pain relief industry is growing in sales and growing with new products emerging from many shoe, insole and orthotic companies which are designed to address the growing discomfort in the feet, legs and back associated with a US population that is aging and continuing to grow in body mass.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less costs of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:

Our sales for the 2010 fiscal year were $6,097,276. Our cost of sales for the 2010 fiscal year was $2,380,840. Our gross margin, calculated as set out in the question, was 60.95%.

What is the anticipated gross margin for next year of operations? If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Our anticipated gross profit margin for the 2011 fiscal year is approximately 55%. We expect this percentage to remain stable as our cost of goods is reduced as we move manufacturing from South Korea to China and eventually move all of our design, mold preparation, and manufacturing to the United States, but at the same time reduce our prices at retail. We sell a premium shoe product for which profit margins in the shoe industry are generally higher than profit margins for lower priced shoes. Based on estimates from our Asian manufactures of current brand name shoe manufacturing costs, and published wholesale prices,

we estimate that most manufacturing companies of work shoes experience a 45-50% gross profit margin and sport and athletic shoes experience a 40-45% gross profit margin.

50. Foreign sales as a percent of total sales for last fiscal year: 2.1% in Canada.
Domestic government sales as a percent of total domestic sales for last fiscal year: 0%.

Explain the nature of these sales, including any anticipated change.

Our sales in Canada are made to our two authorized vendors there.

Authorized Retailer
Z-CoiL Pain Relief Footwear
Trevor & Judy James
#3 1959 Gaetz Ave
Red Deer AB T4R 1Z4

Affiliate Vendor
Nelson's Sports Bracing & Orthotic LTD
Dwight Nelson
380-B 2nd Ave N
Saskatoon SK S7K 2B9
triciaswitzer@hotmail.com
(306) 955-6133

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, State of New Mexico on April 11, 2011.

Issuer: Z-Tech, Inc.

By: ______________________
Andres A. Gallegos, President

By: ______________________
Lucia Gallegos, Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

DIRECTORS	DATE
Alvaro Z. Gallegos, Director	April 11, 2011
Andres A. Gallegos, Director	April 11, 2011
Lucia M. Gallegos, Director	April 11, 2011
James R. Ogden, Ph.D., Director	April 11, 2011
Dr. Jeffrey Jensen, Director	April 11, 2011

PART III

EXHIBITS


SEC MAIL PROCESSING
RECEIVED
APR 1 4 2011
WASH. D.C.
211
SECTION

Index to Exhibits

And Alvaro Z. Gallegos dated January 14, 2011

(h) Employment Agreement between Z-Tech, Inc.

And Andres A. Gallegos dated January 21, 2011

(i) Employment Agreement between Z-Tech, Inc.

And Lucia M. Gallegos dated January 14, 2011

(j) Confidential Information and Invention Assignment

Agreement between Z-Tech, Inc. and Alvaro Z. Gallegos

Dated March 7, 2011

(k) Confidential Information and Invention Assignment

Agreement between Z-Tech, Inc. and Andres A. Gallegos

Dated April 1, 2011

(l) Confidential Information and Invention Assignment

Agreement between Z-Tech, Inc. and Lucia M. Gallegos

Dated April 1, 2011

(m) Commercial Lease between Z-Tech, Inc. and Andres

A. Gallegos dated September 22, 2010

(n) Lease between Z-Tech, Inc. and CKM Development

Company, Inc. dated May 19, 2010

(o) Z-Tech, Inc. 2002 Director, Officer and Employee

Stock Option Plan

(p) Z-Tech, Inc. 2003 Directors and Officers Stock Plan

(7) Material Foreign Patents (not covered by a United States patent) None

(8) Plan of Acquisition, reorganization, arrangement,

liquidation or succession None

(9) Escrow Agreements

(a) Escrow Agreement between Z-Tech, Inc. and Sunwest

Trust,Inc.

(10) Consents of Experts

(a) Consent of Pulakos, LLC

(11) Opinion re legality

(a) Opinion of Schuler.Daly

(12) Sales Material

(13) "Test the Water" Material

(14) Appointment of Service of Process

(15) Additional Exhibits

EXHIBIT 2

CHARTER AND BYLAWS

STATE OF NEW MEXICO


STATE CORPORATION COMMISSION OF NEW MEXICO

OFFICE OF

THE STATE CORPORATION COMMISSION

CERTIFICATE OF INCORPORATION

OF

ZENAS, INC.

1441153

The State Corporation Commission certifies that duplicate originals of the Articles of Incorporation attached hereto, duly signed and verified pursuant to the provisions of the BUSINESS Corporation Act, have been received by it and are found to conform to law.

Accordingly, by virtue of the authority vested in it by law, the State Corporation Commission issues this Certificate of Incorporation and attaches hereto a duplicate original of the Articles of Incorporation.

Dated: MAY 9, 1989



In Testimony Whereof, the State Corporation Commission of the State of New Mexico has caused this certificate to be signed by its Chairman and the Seal of said Commission to be affixed at the City of Santa Fe

Chairman

Director

1441153

FILED IN OFFICE OF
STATE CORPORATION COMMISSION
OF NEW MEXICO

MAY 09 1989

CORPORATION DEPT.

ARTICLES OF INCORPORATION OF
ZENAS, INC.

The undersigned, all natural persons of the age of 21 years or more and acting as incorporators of a corporation under the New Mexico Business Corporation Act, adopt the following Articles of Incorporation for such Corporation:

FIRST: Name. The name of the corporation is ZENAS, INC.

SECOND: Period. The duration of the Corporation is perpetual.

THIRD: Purpose. The purposes for which the corporation is organized are to engage in the transaction of any lawful business for which corporations may be incorporated under the Business Corporation Act (53-11-1 to 53-18-12 NMSA 1978) which includes but is not limited to the following purposes:

A. To engage in, carry on, and conduct the general business of managing and operating a footwear design, marketing, and manufacturing business and other related activities; to purchase, acquire, hold, use, lease, rent, sell, convey and dispose of general footwear supplies; to enter into contracts for the performance of services, maintenance, preparation, repair, supply, distribution and improvements on footwear and other related services; to engage in and conduct or authorize others to engage in and conduct any business or activity, incident, necessary, advisable, useful or advantageous in connection with any of the personal or real property owned, leased, managed, held, supervised or operated by the corporation; and to exercise and perform any and all other powers which may be necessary, incident, convenient, useful or advantageous to any of the activities or purposes mentioned herein.

B. To engage in the authoring, copyrighting, developing, formulating, designing and production of footwear designs or other related properties to the footwear business.

C. To manufacture, produce, make, assemble, design, engineer and construct footwear goods, wares, merchandise, equipment, and materials of every kind and description relating to the footwear business, whether now known, or hereafter to be discovered or invented and to sell, rent, or trade the same.

D. To borrow money for any lawful purpose for the Corporation or for any person, firm, association, partnership or other corporation, from time to time and without limit as to amount upon such terms and conditions as the Board of Directors of the Corporation may determine.

E. In general to carry on any other business and have all powers conferred by the State of New Mexico upon a corporation formed under its laws, and, particularly, but without limitation, those powers enumerated in Sections 53-11-1 through 53-18-12 NMSA 1978 as they may be amended from time to time, which are incorporated herein by reference.

F. To do, exercise, and perform any and all other powers, which may be necessary, incident, or convenient to any of the business activity aforesaid.

FOURTH: Powers. The Corporation, subject to any specific written limitations or restrictions imposed by the New Mexico Business Corporation Act or by these Articles of Incorporation, shall have and exercise the following powers:

A. The foregoing provisions of Article THIRD shall be construed both as purposes and powers and each as an independent purpose and power and the matters expressed in each clause shall not, unless otherwise expressly provided, be limited by reference to or reference from the terms of any other clause. The enumeration of specific purposes and powers set forth in Article THIRD and in this article are by way of example and shall not be construed as limiting or restricting in any manner either the meaning of general terms used in any of theses clauses or the scope of the general purposes and powers of the corporation created by them; nor shall the expression of one thing in any of these clauses be deemed to exclude another not expressed, although it be of like nature.

B. All the powers specified in the New Mexico Business Corporation Act.

C. The power to enter into any lawful arrangement for sharing profits, union of interest, reciprocal association for cooperative association with any domestic or foreign corporation, associations, partnerships, individuals or other entities and to enter general or limited partnerships.

D. The power to make any guarantee respecting stocks, dividends, indebtedness, interest, contract or other obligations created by domestic or foreign corporations, associations, partnerships, individuals or other entities.

FIFTH: Shares. The aggregate number of shares which the Corporation shall have authority to issue is five hundred thousand (500,000) shares consisting of one class only, to be designated as common stock, of a par value of ten dollars ($10.00) each.

SIXTH: Preemptive Rights. The registered holders of the shares of capital stock shall have only a preemptive right as set forth in this Article to purchase, at such respective equitable prices, terms and conditions as shall be fixed by the Board of Directors such of the shares of Capital Stock of the Corporation or securities convertible into or carrying options or warrants to purchase such shares of capital stock as one thousand (1,000) shares of capital stock that have never previously been issued. Such preemptive rights shall apply with all shares issued after the first one thousand (1,000) shares, whether the additional shares constitute a part of the shares presently or subsequently authorized or constitute shares held in the treasury of the Corporation. No share shall be issued for money to directors, officers or employees of the Corporation or to directors, officers or employees of any subsidiary corporation, as such, unless first offered to the holders of the capital stock in accordance with their preemptive right.

SEVENTH: Internal Affairs. The regulation of the internal affairs of the Corporation are as follows:

A. Bylaws. The initial bylaws shall be adopted by the Board of Directors. The power to alter, amend or repeal the bylaws or to adopt new bylaws shall be vested in the Board of Directors. The bylaws may contain any provisions for the regulation and management of the affairs of the Corporation not inconsistent with the New Mexico Business Corporation Act or these Articles of Incorporation.

B. Common Stock.

1. Voting Power: Each share of Common Stock shall have one vote and, except as may be provided by the laws of the State of New Mexico, the exclusive voting power for all purposes shall be vested in the holders of the Common Stock.

2. Dividends: Subject to the provisions of law, dividends may be paid on the Common Stock of the Corporation at such times and in such amounts as the Board of Directors may deem advisable.
3. Liquidations: On the winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock shall be entitled, after payment or provision of payment of the debts and other liabilities of the Corporation, to share ratably in the remaining net assets of the Corporation.
4. Transfer Restrictions: The Corporation shall have the right by appropriate action to impose restrictions on the transfer of any shares of its Common Stock or any interest therein from time to time issued, provided that such restrictions as made from time to time be so

imposed or notice of the substance thereof shall be set forth upon the face or back of the certificate representing shares of Common Stock. If any shareholder of the Corporation desires to sell or otherwise transfer any or all of his or her shares in the Corporation, to persons or entities outside the Corporation, said shareholder of the Corporation and said shareholders shall have first right of refusal to purchase said shares.

C. The Corporation's Purchase of Stock of the Corporation. The Corporation, from time to time, may purchase any of its stock or other securities outstanding (so far as may be provided by law or by any provision of these Articles of Incorporation or any resolution of the Board of Directors pursuant to authority vested in it by the provisions of these Articles of Incorporation) at such price as may be fixed by the Board of Directors and accepted by the holders of the stock purchased and resell any stock so purchased at such price as may be fixed by the Board of Directors, but in case the stock or securities so purchased is subject to redemption at the time of purchase, the price paid therefore shall not exceed the price at which such stock is redeemable. Specific authority is hereby conferred to make such purchases available therefore in addition to any other authority conferred by law to make such purchases to the extent of unreserved and unrestricted earned surplus available therefore.

D. Stock and/or Registered Securities. The Corporation shall be entitled to treat the person or entity in whose name any share, right, option or registered security is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claims part of any other person or entity whether or not the Corporation shall have notice thereof, except only as may be expressly provided to the contrary by the laws of the State of New Mexico.

E. Cumulative Voting. The cumulative system of voting for directors or for any other purpose shall not be allowed.

F. Transactions in which Directors have an interest. Any contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any firm of which one or more of its directors are members or employees, or in which they are interested, or between the Corporation and any corporation or association of which one or more of its directors are shareholders, members, directors, officers, or employees or in which they are interested, shall be valid for all purposes, notwithstanding the presence of the director or directors at the meeting of the Board of Directors of the Corporation that acts upon, or in reference to the contract or transaction, and

notwithstanding his, her, or their participation in the action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall nevertheless, authorize or ratify the contract or transaction, the interested director or directors to be counted in determining whether a quorum is present and to be entitled to vote on such authorization or ratification. This section shall not be construed to invalidate any contract or other transaction that would otherwise be valid under the common and statutory law applicable to it.

G. Power to Indemnify - Third Party Actions. The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee of the Corporation; or is or was serving at the request of the Corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

H. Power to Indemnify - Actions brought in the Right of the Corporation. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action or suit by or in the right of the Corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fee) actually and reasonably incurred by him in connection with the defense or settlement of such action of suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation

and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

I. Right to Indemnification. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred in clauses (G) and (H) or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

J. Determination of Entitlement to Indemnification. Any indemnification under clauses (G) and (H) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in clause (G) and (H). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs by independent legal counsel in a written opinion, or (3) by the shareholders.

K. Advancement of Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in clause (J) upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this action.

L. Savings Clause. The indemnification provided by this section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a

director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

M. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

EIGHTH: Initial Office. The address of the initial office of the Corporation is Rt. 9 Box 16 Q Santa Fe, New Mexico 87501 and the name of its initial registered agent at such address is Alvaro Z. Gallegos.

NINTH: Board of Directors. The affairs and management of the Corporation shall be under the control of its Board of Directors. Directors need not be residents of the state of New Mexico or shareholders of the Corporation.

A. Initial Board of Directors: The number of directors constituting the initial Board of Directors of the Corporation shall be three (3) and the names and addresses of the persons who are to serve as directors until the first annual meeting of the shareholders or until the successors are elected and qualified are:

NAME	ADDRESS
Alvaro Z. Gallegos	Route 9, Box 16Q Santa Fe, NM 87501
Teresa Roper	322 S. Pacific Avenue Las Vegas, NM
Miguel Gallegos	Route 9, Box 16Q Santa Fe, NM 87501

B. Subsequent Boards of Directors. From and after the first annual meeting of shareholders, the Board of Directors shall comprise such number of directors as set forth above or as shall be fixed from time to time in accordance with the bylaws of the Corporation. In the absence of a bylaw fixing the number of directors, there shall be one (1) director.

TENTH: Distribution of Assets. In addition to the other powers now or hereafter conferred upon the Board of Directors by these Articles of Incorporation, the bylaws of the Corporation or by the laws of the State of New Mexico, the Board of Directors may from time to time distribute to the shareholders out of the capital surplus of the Corporation a portion of the corporate assets, in cash or in kind, subject, however, to the limitations of the laws of the State of New Mexico.

ELEVENTH: Right to Amend Articles. The Corporation reserves the right to amend, alter, change or repeal any provision contained in or to add to any provision to its Articles of Incorporation from time to time in any manner now or hereafter prescribed or permitted by the laws of the State of New Mexico. All rights and powers conferred upon directors and shareholders hereby are granted subject to the foregoing reservation.

TWELFTH: The name and residential street address of the incorporator is:

Alvaro Z. Gallegos — Route 9, Box 16Q, Santa Fe, NM 87501

IN WITNESS WHEREOF, we, the undersigned, being all of the incorporators of Zenas, Inc. sign this the Articles of Incorporation on the 25 day of April 1989

Alvaro Z. Gallegos

Subscribed and sworn to before me on the 25th day of April, 1989.

NOTARY PUBLIC

My commission expires: May 10, 1992



RECEIVED
MAY 09 1989
N.M. ST. CORP. COMM.
CORPORATION DEPT.
RECEIVED
APR 25 1989
CORPORATION DEPT.
RECEIVED
APR 24 1989
N.M. ST. CORP. COMM.
CORPORATION DEPT.

AFFIDAVIT OF ACCEPTANCE OF APPOINTMENT BY DESIGNATED INITIAL REGISTERED AGENT

FILED IN OFFICE OF STATE CORPORATION COMMISSION OF NEW MEXICO

MAY 09 1989

CORPORATION DEPT.

To the State Corporation Commission
State of New Mexico

STATE OF NEW MEXICO)
) ss.
COUNTY OF SANTA FE)

On this 25 day of April, 1989, before me a Notary Public in and for the State and County aforesaid, personally appeared Alvaro Z. Gallegos, who is to me known to be the person and who, being by me duly sworn, acknowledged to me that he does hereby accept his appointment as the Initial Registered Agent of Zenas, Inc., the Corporation which is named in the annexed Articles of Incorporation, and which is applying for Certificate of Incorporation pursuant to the provisions of the Business Corporation Act of the State of New Mexico.

Registered Agent
Alvaro Z. Gallegos

Subscribed and sworn to before me on the day, month and year first above set forth.

NOTARY PUBLIC

My commission expires:
May 10, 1992

RECEIVED MAY 09 1989 N.M. ST. CORP. COMM. CORPORATION DEPT.

RECEIVED APR 25 1989 N.M. ST. CORP. COMM. CORPORATION DEPT.

RECEIVED APR 24 1989 N.M. ST. CORP. COMM. CORPORATION DEPT.

STATE OF NEW MEXICO



OFFICE OF

THE STATE CORPORATION COMMISSION

CERTIFICATE OF AMENDMENT

OF

Z-TECH, INC.

3109923

The State Corporation Commission certifies that duplicate originals of the Articles of Amendment attached hereto, duly signed and verified pursuant to the provisions of the BUSINESS CORPORATION ACT (53-11-1 to 53-18-12 NMSA 1978) have been received by it and are found to conform to law.

Accordingly, by virtue of the authority vested in it by law, the State Corporation Commission issues this Certificate of Amendment and attaches hereto a duplicate original of the Articles of Amendment.

Dated: MAY 25, 1995



In Testimony Whereof, the State Corporation Commission of the State of New Mexico has caused this certificate to be signed by its Chairman and the Seal of said Commission to be affixed at the City of Santa Fe

Chairman

for Director


STATE CORPORATION
MAY 25 1995

ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF

ZENAS, INC. (1441153)

Pursuant to the provisions of Section 53-13-4, NMSA 1978, **ZENAS, INC.** adopts the following Articles of Amendment to its Articles of Incorporation:

First: The name of the corporation is **ZENAS, Inc.**

Second: The following amendment to the Articles of Incorporation was adopted by the shareholders of the Corporation on April 14, 1994 in the manner prescribed by the New Mexico Business Corporation Act.

Articles **FIRST** through **ELEVENTH** of the Articles of Incorporation are hereby deleted and replaced in their entirety as follows:

ARTICLE I: NAME

The name of the corporation is **Z-TECH, INC.**

ARTICLE II: DURATION

The period of its duration is perpetual.

ARTICLE III: PURPOSE

The purposes of the Corporation are (i) to develop, manufacture, market and distribute footwear; (ii) to engage in businesses ancillary to the foregoing; and (iii) to engage in any other activity or business permitted by law.

ARTICLE IV: STOCK

The aggregate number of authorized shares which the corporation shall have authority to issue is FIVE HUNDRED THOUSAND (500,000) shares of common stock, each for the minimum consideration authorized by the Board of Directors. All such stock shall be designated NO PAR VALUE.

ARTICLE V: PREEMPTIVE RIGHTS

No shareholder of this Corporation, of any class, shall have any preemptive or preferential right to acquire additional shares of any class of the Corporation's stock, whether now or hereafter authorized, or to any obligations convertible into shares in the Corporation, issued or sold, nor any right of subscription to any thereof other than such, if any, as the Board of Directors, in its discretion, may from time to time determine and at such price as the Board of Directors may from time to time fix.

ARTICLE VI: DIVIDENDS

The Directors of the Corporation shall have the right to declare the amount and time of paying any dividends.

ARTICLE VII: REGISTERED OFFICE AND AGENT

The address of the Corporation's registered office is Rt. 9, Box 16Q, Santa Fe, NM 87501, and the name of its initial registered agent at the same address is Alvaro A. Gallegos.

ARTICLE VIII: INITIAL BOARD OF DIRECTORS

The number of directors constituting the Board of Directors is two, and the names and addresses of the persons who are to serve as Directors until the next Annual Meeting of Shareholders or until his or her successor is elected and qualified are:

Name	Address
Alvaro Z. Gallegos	Route 9, Box 16Q Santa Fe, NM 87501
Andres Gallegos	6932 4th Street, NW Albuquerque, NM 87107

ARTICLE IX: BYLAWS

The Bylaws of the Corporation shall be adopted by the Board of Directors. After the adoption of the Bylaws of the Corporation, the power to alter or amend or repeal the Bylaws of the Corporation and to adopt new Bylaws of the Corporation shall be vested in the Board of Directors, provided that no provision limiting or restricting the right of shareholders to dispose of their stock, other than the requirement that such shares be sold or transferred in accordance with federal and state securities laws, shall be added to the Bylaws of the Corporation without the approval of the

0000 0022 1624

holders of the majority of the outstanding stock of the Corporation.

ARTICLE X: ORGANIZATIONAL MEETING OF THE BOARD OF DIRECTORS

Upon the filing of the Articles of Incorporation with the New Mexico Corporation Commission, an organizational meeting of the Directors names herein will be held at the Corporation's principal office or such other place of business in the State of New Mexico as the Directors names herein shall agree upon for the purpose of adopting the initial Bylaws of the Corporation, electing officers, and conducting such other business as shall come before the meeting.

ARTICLE XI: INCORPORATOR

The name and address of the initial incorporator was:

Alvaro Gallegos
Route 9, Box 16Q
Santa Fe, NM 87501

ARTICLE XII: INDEMNIFICATION

The Corporation is expressly authorized to indemnify each director, officer and/or employee or former director, officer and/or employee of the Corporation, or any person who has served at the request of the Corporation as a director or officer of another corporation in which the Corporation owns shares of stock or of which it is a creditor, and the personal representatives of any such persons, against costs and expenses actually and necessarily incurred by such person in connection with the defense of any action or proceeding in which such person is made a party by reason of being or having been a director, officer and/or employee, except in relation to matters as to which such person is adjudged in such action or proceeding to be liable for actual fraud in the performance of his or her duties. Such indemnification shall not be deemed exclusive of any other rights to which the director, officer and/or employee is entitled under any Bylaw, agreement, vote of shareholders, or otherwise. Furthermore, the Corporation is authorized to pay the costs and expenses of any such action or proceeding against any such person described above immediately upon the incurrence of any such cost or expense, such indemnification not being limited to reimbursement only of such cost or expense incurred and paid by any such director, officer and/or employee; provided, however, that if such person is adjudged in any action or proceeding to be liable for actual fraud in the performance of his or her duties, such person shall be liable to repay the Corporation for any such costs or expenses incurred and paid by the

STATE CO...
MAY 25 1995

My commission expires
Date: ________________

STATE OF NEW MEXICO)
)ss.
COUNTY OF SANTA FE)

On the 24th day of May, 1995, before me, a Notary Public in and for the State and County aforesaid, personally appeared ANDRES GALLEGOS who executed the aforesaid Articles of Amendment to the Articles of Incorporation of **ZENAS, INC.** as the Secretary thereof.

Notary Public

My commission expires
Date: 10-25-95

Under penalty of perjury, the undersigned declares that the foregoing document executcd by the corporation and that the statements contained therein are true and correct to the best of my knowledge.

By Alvaro Gallegos
President
ZENAS, INC.

Z-TECH\ARTAMEND.ART

Corporation. The Board of Directors of the Corporation may establish special funds or reserves, or purchase insurance, or approve such other methods as is deemed necessary, proper and desirable to provide for such indemnification.

Third: The number of shares of the Corporation outstanding at the time of adoption of such amendment was 300,000, and the number of shares entitled to vote thereon was 300,000.

Fourth: The number of shares of the Corporation's Common Stock voting in favor of the addition of the foregoing Article Fifth to the Corporation's Articles of Incorporation was 300,000. The number of shares voting against such proposal was 0. The number of shares abstaining from voting upon such proposal was 0.

Dated the 24th day of May, 1995.

By Alvaro Gallegos
President
ZENAS, Inc.

By Andres Gallegos
Secretary
ZENAS, Inc.

STATE OF NEW MEXICO)
)ss.
COUNTY OF SANTA FE)

On the 24th day of May, 1995, before me, a Notary Public in and for the State and County aforesaid, personally appeared ALVARO GALLEGOS who executed the aforesaid Articles of Amendment to the Articles of Incorporation of **ZENAS, INC.** as the President thereof.

Notary Public
Comm. Expires 10-24-95

STATE OF NEW MEXICO



OFFICE OF

THE STATE CORPORATION COMMISSION

CERTIFICATE OF AMENDMENT

OF

Z-TECH, INC.

3143302

The State Corporation Commission certifies that duplicate originals of the Articles of Amendment attached hereto, duly signed and verified pursuant to the provisions of the BUSINESS CORPORATION ACT (53-11-1 to 53-18-12 NMSA 1978) have been received by it and are found to conform to law.

Accordingly, by virtue of the authority vested in it by law, the State Corporation Commission issues this Certificate of Amendment and attaches hereto a duplicate original of the Articles of Amendment.

Dated: APRIL 9, 1997



In Testimony Whereof, the State Corporation Commission of the State of New Mexico has caused this certificate to be signed by its Chairman and the Seal of said Commission to be affixed at the City of Santa Fe

Chairman

Director

00000 00094 00835

FILED IN OFFICE OF
NM STATE CORPORATION COMMISSION
APR - 9 1997
CORPORATION DEPARTMENT

3143302

ARTICLES OF AMENDMENT

Z-TECH, INC. adopts the following Articles of Amendment pursuant to the New Mexico Business Corporation Act:

ARTICLE I

The Shareholders approved the following Amendment to the Articles of Incorporation of Z-TECH, INC, on January 15, 1997:

1. Article IV of the Articles of Amendment filed with the New Mexico State Corporation Commission on May 25, 1995 is amended as follows:

"The Corporation will split its common stock by 20 to 1 and increase the authorized common stock, no par value, to 10,000,000 shares."

2. A new Article XIII is added as follows:

"A director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director unless:

(1) the director has breached or failed to perform the duties of the director's office in compliance with the New Mexico Business Corporation Act, as amended from time to time; and

(2) the breach or failure to perform constitutes:

(a) negligence, willful misconduct or recklessness in the case of a director who has either an ownership interest in the Corporation or receives in the capacity as a director or as an employee of the Corporation compensation of more than two thousand dollars ($2,000) from the Corporation in any calendar year; or

(b) willful misconduct or recklessness in the case of a director who does not have an ownership

APR

RECEIVED

interest in the Corporation and does not receive in the capacity as director or as an employee of the Corporation compensation of more than two thousand dollars ($2,000) from the Corporation in any calendar year.

3. A new Article XIV is added to the Articles of Amendment as follows:

"No shareholder approval will be required for the issuance of rights or options to directors, officers or employees of the Corporation or of any subsidiary of the Corporation and not to the shareholders generally."

ARTICLE II

325,807 shares of the Corporation's Common Stock were issued and outstanding and entitled to vote on the Amendment, when this Amendment was adopted. 325,807 shares voted for the Amendment, no shares voted against the Amendment.

DATED: April 2, 1997.

Z-TECH, INC.

Alvaro Z. Gallegos, President

and

Andres A. Gallegos, Secretary

APR - 9 1997

CORPORATION DEPT.

0000 0094 0437

STATE OF NEW MEXICO)
) ss.
COUNTY OF BERNALILLO)

Personally appeared before me Alvaro Z. Gallegos, President, this 3rd day of April, 1997, who, being first duly sworn, declared that he is the person who signed the foregoing document as President and that the statements therein contained are true.

Tracy Garber
NOTARY PUBLIC

My Commission Expires:
May 20, 2000

OFFICIAL SEAL
TRACY GARBER
NOTARY PUBLIC-STATE OF NEW MEXICO
My commission expires: May 20, 2000

STATE OF NEW MEXICO)
) ss.
COUNTY OF BERNALILLO)

Personally appeared before me Andres A. Gallegos, Secretary, this 3rd day of April, 1997, who, being first duly sworn, declared that he is the person who signed the foregoing document as Secretary and that the statements therein contained are true.

Tracy Garber
NOTARY PUBLIC

My Commission Expires:
May 20, 2000

OFFICIAL SEAL
TRACY GARBER
NOTARY PUBLIC-STATE OF NEW MEXICO
My commission expires: May 20, 2000


GREAT SEAL OF THE STATE OF NEW MEXICO
1912

OFFICE OF THE
PUBLIC REGULATION COMMISSION

CERTIFICATE OF AMENDMENT

OF

Z-TECH, INC.

3184819

The Public Regulation Commission certifies that duplicate originals of the Articles of Amendment attached hereto, duly signed and verified pursuant to the provisions of the BUSINESS CORPORATION ACT (53-11-1 to 53-18-12 NMSA 1978) have been received by it and are found to conform to law.

Accordingly, by virtue of the authority vested in it by law, the Public Regulation Commission issues this Certificate of Amendment and attaches hereto a duplicate original of the Articles of Amendment.

Dated: AUGUST 4, 1999

In testimony whereof, the State Public Regulation Commission of the State of New Mexico has caused this certificate to be signed by its Chairman and the seal of said Commission to be affixed at the City of Santa Fe

[signature]
Chairman

[signature]
Bureau Chief


144153
3184819


FILED IN OFFICE OF
STATE CORPORATION COMMISSION
AUG - 4 1999
CORPORATION DEPARTMENT

ARTICLES OF AMENDMENT

Z-TECH, INC. adopts the following Articles of Amendment pursuant to the New Mexico Business Corporation Act:

ARTICLE I

The Board of Directors approved the following Amendment to the Articles of Incorporation of Z-TECH, INC, on July 30, 1999:

Article IV of the Articles of Incorporation, as previously amended is further amended as follows:

"As a result of a split of its common stock on the basis of 3 shares for each previously authorized share, the Corporation is authorized to issue 60,000,000 shares of common stock.≅

ARTICLE II

The Directors unanimously approved this Amendment. Pursuant to Section 53-13-2A of the Business Corporation Act, no shareholder approval is required for this Amendment.

DATED: July 30 1999.

Z-TECH, INC.

Alvaro Z. Gallegos, President

and

Andres A. Gallegos, Secretary

RECEIVED
AUG 4 1999
N.M. ST. CORP. COMM.
CORPORATION DEPT.

STATE OF NEW MEXICO)
) ss.
COUNTY OF BERNALILLO)

Personally appeared before me Alvaro Z. Gallegos, President, this 30th day of July, 1999, who, being first duly sworn, declared that he is the person who signed the foregoing document as President and that the statements therein contained are true.

Louise H. Peterson
NOTARY PUBLIC

My Commission Expires:

1-17-2003

STATE OF NEW MEXICO)
) ss.
COUNTY OF BERNALILLO)

Personally appeared before me Andres A. Gallegos, Secretary, this 30th day of July, 1999, who, being first duly sworn, declared that he is the person who signed the foregoing document as Secretary and that the statements therein contained are true.

Louise H. Peterson
NOTARY PUBLIC

My Commission Expires:

1-17-2003



OFFICE OF THE
PUBLIC REGULATION COMMISSION

CERTIFICATE OF AMENDMENT

OF

Z-TECH, INC.

3262466

The Public Regulation Commission certifies that duplicate originals of the Articles of Amendment attached hereto, duly signed and verified pursuant to the provisions of the BUSINESS CORPORATION ACT (53-11-1 to 53-18-12 NMSA 1978) have been received by it and are found to conform to law.

Accordingly, by virtue of the authority vested in it by law, the Public Regulation Commission issues this Certificate of Amendment and attaches hereto a duplicate original of the Articles of Amendment.

Dated: MAY 13, 2003

In testimony whereof, the Public Regulation of the State of New Mexico has caused this certificate to be signed by its Chairman and the seal of said Commission to affixed at the City of Santa Fe.

Chairwoman

Bureau Chief


FILED IN OFFICE OF
NM PUBLIC REG. COMMISSION
MAY 13
CORPORATION BUREAU

ARTICLES OF AMENDMENT

3262400

1441153

Z-TECH, INC. adopts the following Articles of Amendment pursuant to the New Mexico Business Corporation Act:

ARTICLE I

The Shareholders approved the following Amendment to the Articles of Incorporation of Z-TECH, INC., on November 9, 2002:

1. Article VIII of the Articles of Incorporation filed with the New Mexico State Corporation Commission on May 25, 1995 is amended by deleting that Article in its entirety and substituting the following therefor:

"The Board of Directors will be divided into three classes, each class to be as nearly equal in number as possible. Each class will serve a term of three years. For the first election of Directors following adoption of this Article by the shareholders, ther term of the first class shall expire at the first annual meeting of shareholders following its election, the term of the second class shall expire at the second annual meeting of shareholders following its election, and the term of the third class shall expire at the third annual meeting of shareholders following its election. Thereafter, each class of Directors will serve three-year terms. Each Director will hold office until the Director's successor has been elected and qualified."

ARTICLE II

28,467,044 shares of the Corporation's Common Stock were issued and outstanding and entitled to vote on the Amendment, hen this Amendment was adopted. 19,623,375 shares voted for the

RECEIVED
MAY 13 2003
NM PUBLIC REG. COMM.
CORPORATION BUREAU

Amendment, 226,750 shares voted against the Amendment.

DATED: May 9, 2003.

Z-TECH, INC.

Alvaro Z. Gallegos, Chief Executive Officer

and

M. Lucia Gallegos, Secretary

STATE OF NEW MEXICO)
) ss.
COUNTY OF BERNALILLO)

Personally appeared before me Alvaro Z. Gallegos, Chief Executive Officer, this 9th day of May, 2003, who, being first duly sworn, declared that he is the person who signed the foregoing document as Chief Executive Officer and that the statements therein contained are true.

NOTARY PUBLIC

My Commission Expires:
1-17-2007

STATE OF NEW MEXICO)
) ss.
COUNTY OF BERNALILLO)

Personally appeared before me M. Lucia Gallegos, Secretary, this 9th day of May, 2003, who, being first duly sworn, declared that she is the person who signed the foregoing document as Secretary and that the statements therein contained are true.

NOTARY PUBLIC

My Commission Expires:
1-17-2007


GREAT SEAL OF THE STATE OF NEW MEXICO
1912

OFFICE OF THE
PUBLIC REGULATION COMMISSION

RESTATED CERTIFICATE OF INCORPORATION

OF

Z-TECH, INC.

3262490

The Public Regulation Commission certifies that duplicate originals of Restated Articles of Incorporation attached hereto, duly signed and verified pursuant to the provisions of the

BUSINESS CORPORATION ACT
(53-11-1 to 53-18-12 NMSA 1978)

have been received by it and are found to conform to law.

Accordingly, by virtue of the authority vested in it by law, the Public Regulation Commission issues this Restated Certificate of Incorporation and attaches hereto a duplicate original of the Restated Articles of Incorporation.

Dated: MAY 13, 2003

In testimony whereof, the Public Regulation of the State of New Mexico has caused this certificate to be signed by its Chairman and the seal of said Commission to affixed at the City of Santa Fe.

Chairwoman

Bureau Chief


FILED IN OFFICE OF
NM PUBLIC REG. COMMISSION
MAY 13
CORPORATION BUREAU

323249?

RESTATED ARTICLES OF INCORPORATION
OF
Z-TECH, INC.

1441153

The Board of Directors, on May 9, 2003, adopted the following Restated Articles of Incorporation pursuant to the New Mexico Business Corporation Act:

ARTICLE I

The name of the Corporation is Z-Tech, Inc.

ARTICLE II

The period of its duration is perpetual.

ARTICLE III

The purposes of the Corporation are (i) to develop, manufacture, market and distribute footwear; (ii) to engage in the businesses ancillary to the foregoing; and (iii) to engage in any other activity of business permitted by law.

ARTICLE IV

The aggregate number of authorized shares which the Corporation shall have authority to issue is 60,000,000 shares of common stock, each for the minimum consideration authorized by the Board of Directors. All such stock shall be designated no par value.

ARTICLE V

No shareholder of this Corporation, of any class, shall have any preemptive or preferential right to acquire additional shares of any class of the Corporation's stock, whether now or hereafter authorized, or to any obligations convertible into shares in the Corporation, issued or sold, nor any right of subscription to any thereof other than such, if any, as the Board of Directors, in its discretion, may from time to time determine and at such price as the Board of Directors may from time to time fix.

ARTICLE VI

The Directors of the Corporation shall have the right to declare the amount and time of paying any dividends.


RECEIVED
MAY 13 2003

ARTICLE VII

The Board of Directors will be divided into three classes, each class to be as nearly equal in number as possible. Each class will serve a term of three years. For the first election of Directors following adoption of this Article by the shareholders, the term of the first class shall expire at the first annual meeting of shareholders following its election, the term of the second class shall expire at the second annual meeting of shareholders following its election, and the term of the third class shall expire at the third annual meeting of shareholders following its election. Thereafter, each class of Directors will serve three-year terms. Each Director will hold office until the Director's successor has been elected and qualified.

ARTICLE VIII

The Bylaws of the Corporation shall be adopted by the Board of Directors. After the adoption of the Bylaws of the corporation, the power to alter or amend or repeal the Bylaws of the Corporation and to adopt new Bylaws of the Corporation shall be vested in the Board of Directors, provided that no provision limiting or restricting the right of shareholders to dispose of their stock, other than the requirement that such shares be sold or transferred in accordance with federal and state securities laws, shall be added to the Bylaws of the Corporation without the approval of the holders of the majority of the outstanding stock of the Corporation.

ARTICLE IX

The Corporation is expressly authorized to indemnify each director, officer and/or employee or former director, officer and/or employee of the Corporation, or any person who has served at the request of the Corporation as a director or officer of another corporation in which the Corporation owns shares of stock or of which it is a creditor, and the personal representatives of any such persons, against costs and expenses actually and necessarily incurred by such person in connection with the defense of any action or proceeding in which such person is made a party by reason of being or having been a director, officer and/or employee, except in relation to matters as to which such person is adjudged in such action or proceeding to be liable for actual fraud in the performance of his or her duties. Such indemnification shall not be deemed exclusive of any other rights to which the director, officer and/or employee is entitled under any Bylaw, agreement, vote of shareholders or otherwise. Furthermore, the Corporation is authorized to pay the costs and expenses of any such action or proceeding against any such person described above immediately upon the incurrence of any such cost or expense, such indemnification not being limited to reimbursement only of such cost or expense incurred by any such director, officer and/or employee; provided, however, that if such person is adjudged in any action or proceeding to be liable for actual fraud in the performance of his or her duties, such person shall be liable to repay the Corporation for any such costs or expenses incurred and paid by the Corporation. The Board of Directors of the Corporation may establish special funds or reserves, or purchase insurance, or approve such other methods as is deemed necessary, proper and desirable to provide for such indemnification.

ARTICLE X

A director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director unless:

(1) the director has breached or failed to perform the duties of the director's office in compliance with the New Mexico Business Corporation Act, as amended from time to time; and

(2) the breach or failure to perform constitutes:

(a) negligence, willful misconduct or recklessness in the case of a director who has either an ownership interest in the Corporation or receives in the capacity as a director or as an employee of the Corporation compensation of more than two thousand dollars ($2,000) from the Corporation in any calendar year; or

(b) willful misconduct or recklessness in the case of a director who does not have an ownership interest in the Corporation and does not receive in the capacity as director or as an employee of the Corporation compensation of more than two thousand dollars ($2,000) from the Corporation in any calendar year.

ARTICLE XI

No shareholder approval will be required for the issuance of rights or options to directors, officers or employees of the Corporation or of any subsidiary of the Corporation and not to the shareholders generally.

These Restated Articles of Incorporation correctly set forth without change the corresponding provisions of the Articles of Incorporation, as amended. These Restated Articles of

Incorporation supersede the original Articles of Incorporation and all previous amendments

Dated: May 9, 2003

Z-Tech, Inc.

By: [signature]
Alvaro Z. Gallegos, Chief Executive Officer

STATE OF NEW MEXICO)
) ss.
COUNTY OF BERNALILLO)

Personally appeared before me Alvaro Z. Gallegos, Chief Executive Officer, this 9th day of May, 2003, who, being first duly sworn, declared that he is the person who signed the foregoing document as Chief Executive Officer and that the statements therein contained are true.

[signature]
Notary Public

My Commission Expires:
1-17-2007

RESTATED BYLAWS

OF

Z-TECH, INC.

ARTICLE I

SHAREHOLDERS

A. **ANNUAL MEETING**. The annual meeting of the shareholders will be held during the month of April of each year at a time and place fixed by the Board of Directors for the purpose of electing Directors and for the transaction of any other business as may come before the meeting. If no place is designated for the meeting it will be held at the principal office of the Corporation. If the day fixed for the annual meeting is a legal holiday, the meeting will be held on the next succeeding business day.

B. **SPECIAL MEETING**. Special meetings of the shareholders may be called by the President, the Board of Directors or by the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

C. **NOTICE OF SHAREHOLDERS' MEETINGS**. Written notice of all shareholders' meetings stating the time and the place, and the purpose of the meetings, will be given by the President or a Vice President or the Secretary or an Assistant Secretary or by the officer or persons calling the meeting either personally, by telegram, facsimile, electronic mail or by expedited delivery (for instance, Federal Express), or telephone if at least one other shareholder can hear both parties, not less than ten nor more than fifty days before the date of the meeting, to each shareholder of record entitled to vote at the meeting at the address as it appears on the stock transfer books of the Corporation, unless the shareholder has filed with the Secretary of the Corporation a written request that notice intended for the shareholder be mailed to some other address. Notice will be deemed to be delivered when deposited, postage prepaid, in the United States mail or when delivered, charges prepaid, to the expedited delivery service or when delivered, charges prepaid, to the telegraph company or similar data transmission company. Attendance of a shareholder in person or by proxy at a meeting constitutes a waiver of notice of the meeting, except where a shareholder attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

D. **QUORUM OF SHAREHOLDERS**. At a meeting of the shareholders, a majority of shares entitled to vote, represented in person or by proxy, will constitute a quorum. A quorum once attained at a meeting will continue until adjournment notwithstanding the withdrawal of enough shares to leave less than a quorum. When a quorum is present at any meeting, a majority of the shares represented at the meeting and entitled to vote on a matter will decide any question brought before the meeting, unless the vote of a greater number or class voting is required by law or the Articles of Incorporation.

shares, provided that the resolution will not apply to shares represented by a certificate until that

E. **CLOSING TRANSFER BOOKS**. For the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books will be closed for not fewer than ten or more than fifty days before the stockholders meeting or payment of the dividend. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, which may not be less than ten days or more than fifty days before the meeting of stockholders or the payment of the dividend.

F. **PROXIES**. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his or her duly authorized attorney-in-fact. That proxy will be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy will be valid after eleven months from the date of its execution unless otherwise provided in the proxy and permitted by law.

G. **ACTION BY CONSENT**. Any action required to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the shareholders entitled to vote on the subject matter of the action. The consent will have the effect of a unanimous vote.

ARTICLE II

SHARES CERTIFICATES

A. **CERTIFICATES**. Certificates of stock will be in a form approved by the Board of Directors. The certificates will be signed by the Chairman of the Board of Directors or the President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and may be sealed by the corporate seal or a facsimile. Each certificate will be consecutively numbered and state upon its face the information required by law. The name and address of the person owning the shares, with the number of shares and the date of issue, will be entered on the Corporation's books. The person or entity in whose name shares appear on the record of shareholders of the Corporation will be the shareholder and will be deemed by the Corporation to be the owner of the shares for all purposes whether or not the Corporation has other knowledge.

Unless otherwise provided in the Articles of Incorporation, the Board of Directors may provide by resolution that some or all of any classes or series of its shares will be uncertificated shares, provided that the resolution will not apply to shares represented by a certificate until that certificate is surrendered to the Corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation will send to the registered owner of the shares written notice containing the name of the person to whom the shares are registered and the number, class and series which the shares represent. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates

representing shares of the same class and series will be identical.

B. **ASSIGNMENT AND CANCELLATION**. All certificates of shares transferred by assignment will be surrendered to the Secretary for cancellation and new certificates issued to the purchasers or assignees.

C. **TRANSFER**. Shares of stock will be transferred only on the stock transfer books of the Corporation. Share transfer and issuance will be done by the Secretary in the manner provided by the Business Corporation Act and the Uniform Commercial Code of New Mexico.

ARTICLE III

DIRECTORS

A. **NUMBER, TENURE, QUALIFICATIONS AND ELECTION**. The number of Directors of the Corporation will be fewer than one nor more than nine. The Board will be divided into three classes, each class to be as nearly equal in number as possible. Each class will serve a term of three years. For the first election of classes of Directors, the first class shall serve a one-year term, the second class shall serve a two-year term and the third class shall serve a three-year term. Thereafter, each class of Directors will serve a three-year term. Each Director will hold office until the Director's successor has been elected and qualified. Directors need not be residents of New Mexico nor shareholders of the Corporation.

B. **ANNUAL AND REGULAR MEETINGS**. An annual meeting of the Board of Directors will be held without other notice than this bylaw, immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of New Mexico, for the holding of regular meetings without other notice than that resolution.

C. **SPECIAL MEETINGS**. Special meetings of the Board of Directors may be called by or at the request of the President or any one Director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of New Mexico, as the place for holding any special meeting of the Board of Directors.

D. **NOTICE**. Notice of any special meeting will be given at least one day before the meeting by written notice delivered personally or by mail or expedited delivery service to each Director at his or her business address, or by telephone, telegram or similar data transmission system. Notice, if written, will be deemed to be delivered when deposited, postage prepaid, in the United States mail in a sealed envelope so addressed or when delivered, charges prepaid, to an expedited delivery service. If notice is given by telegram or similar data transmission system, the notice will be deemed to be delivered when the communication is delivered, charges prepaid, to the telegraph company or to the data transmission company, as appropriate. If notice is given by telephone or similar voice transmission system, the notice will be deemed given if the call is monitored by one other

Director. Any Director may waive notice of any meeting. The attendance of a Director at any meeting will constitute a waiver of notice of the meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

E. **QUORUM**. A majority of the number of Directors fixed by these Bylaws as constituting the Board of Directors will constitute a quorum for the transaction of business. A quorum once attained will continue notwithstanding the voluntary withdrawal of enough Directors to leave less than a quorum. A majority of the members present at a meeting where a quorum is present shall decide any question brought before the meeting unless a greater number is required by law or the Articles of Incorporation.

F. **ACTION BY CONSENT**. Any action required to be taken at a meeting of the Directors, or any other action which may be taken at a meeting of Directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the Directors entitled to vote with respect to the subject matter of the meeting. The consent will have the effect of a unanimous vote and will be equally valid as if the action were approved at a meeting.

G. **PARTICIPATION BY TELEPHONE**. Any one or more members of the Board of Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by this means will constitute presence in person at the meeting.

H. **COMMITTEES**. The Board of Directors by resolution adopted by majority of the Board of Directors may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in the resolution or in these Bylaws will have and may exercise all the authority of the Board of Directors except that no committee (1) may declare dividends or authorize distributions, (2) approve or recommend to stockholders actions or proposals required by law to be approved by stockholders, (3) designate candidates for the office of Director or fill vacancies on the Board of Directors or any committee (4) amend Bylaws (5) approve a plan of merger not requiring stockholder approval, authorize or approve the reacquisition of shares and (6) authorize and approve the issuance or sale of, or any contract to sell shares or designate terms of a series of a class of shares. The action of any committee appointed by the Board of Directors is subject to review and revision by the Board of Directors.

I. **VACANCIES**. Any vacancy occurring in the Board of Directors, or in a directorship to be filled by reason of any increase in the number of Directors, may be filled by a majority vote of the remaining Directors. A Director elected to fill a vacancy will be elected for the unexpired term of the Director's predecessor in office.

J. **COMPENSATION**. Directors as such will not receive any stated salaries for their services, but by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board of Directors. Nothing

in this section will be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

K. **REMOVAL**. At a meeting of shareholders called expressly for that purpose, any Director or the entire Board of Directors may be removed, with or without cause, by a vote of a majority of the shares then entitled to vote at an election of Directors.

ARTICLE IV

OFFICERS

A. **NUMBER**. The officers of the Corporation will consist of a President, a Secretary, and such other officers as the Board of Directors may deem necessary. The additional officers may be appointed or elected in accordance with the provisions of this Article. Any two or more offices may be held by the same person.

B. **ELECTION AND TERM OF OFFICE**. The officers of the Corporation will be elected annually by the Board of Directors at the annual meeting of the Board of Directors. Vacancies may be filled or new offices may be created and filled at any meeting of the Board of Directors. Each officer will hold office until the officer's successor has been duly elected and qualified or until the officer's death or until the officer resigns or has been removed in the manner provided in this Article.

C. **REMOVAL**. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation would be served by the officer or agent's removal, but that removal will be without prejudice to the contract right, if any, of the person removed.

D. **PRESIDENT**. The President will be chief executive officer of the Corporation. The President, unless some other person is specifically authorized by vote of the Board of Directors, will sign all certificates of stock, bonds, deeds, mortgages, extension agreements, modification of mortgages, agreements, leases, and contracts of the Corporation. The President will perform all the duties commonly incident to the President's office and will perform any other duties the Board of Directors designates.

E. **VICE PRESIDENT**. Except as specially limited by vote of the Board of Directors, any Vice President will perform the duties and have the powers of the President during the absence, disability or failure to act of the President. The Vice President will perform other duties and have other powers as the Board of Directors designates.

F. **SECRETARY AND ASSISTANT SECRETARY**. The Secretary or the Assistant Secretary (if any) in the absence, disability or failure to act of the Secretary, will keep accurate minutes of all meetings of the shareholders and the Board of Directors, and will perform all the duties

commonly incident to that office, and will perform any other duties and have any other powers the Board of Directors designates. The Secretary will have the power, together with the President or a Vice President, to sign certificates of stock of the Corporation.

G. **TREASURER AND ASSISTANT TREASURER**. The Treasurer or the Assistant Treasurer in the absence, disability or failure to act of the Treasurer, subject to the order of the Board of Directors, will have the care and custody of the money, funds, valuable papers, and documents of the Corporation and will have and exercise, under the supervision of the Board of Directors, all the powers and duties commonly incident to that office. The Treasurer will keep accurate books of account of the Corporation's transactions which will be the property of the Corporation, and will be subject at all times to the inspection and control of the Board of Directors. The Treasurer will have the power, together with the President or Vice President, to sign certificates of stock of the Corporation.

H. **SALARIES**. The salaries of the officers will be fixed from time to time by the Board of Directors. No officer will be prevented from receiving a salary by reason of the fact that the officer is also a Director of the Corporation.

ARTICLE V

FUNDS AND BORROWING

The depository for Corporation funds, the persons entitled to draw against these funds, the persons entitled to borrow on behalf of the Corporation and the manner of accomplishing these matters will be determined by the Board of Directors.

ARTICLE VI

FISCAL YEAR

The fiscal year of the Corporation will be determined by the Board of Directors.

ARTICLE VII

DIVIDENDS

A. **SOURCE AND FORM**. Dividends may be declared in the form of cash, in the Corporation's authorized but unissued shares, or in the property of the Corporation. No dividends will be declared or paid on the stock of the Corporation if, were the dividends paid, either (1) the Corporation would be unable to pay its debts as they become due in the usual course of its business; or (2) the Corporation's total assets would be less than the sum of its total liabilities and the maximum amount that then would be payable, in any liquidation, with respect to all outstanding shares having preferential rights in liquidation.

B. **DECLARATION**. The date for the declaration of dividends will be the date of the meeting of the Board of Directors at which the dividends are declared. The Board of Directors in its discretion will declare what, if any, dividends will be issued upon the stock of the Corporation. Dividends may be declared at any meeting, regular or special, of the Board of Directors. The Board of Directors may fix in advance a record date for the determination of the shareholders entitled to a dividend distribution. The shareholders of record as of the record date will be entitled to receive the dividends.

ARTICLE VIII

INTERESTED PARTIES

No transaction of the Corporation will be affected because a shareholder, Director, officer, or employee of the Corporation is interested in the transaction if (i) the material facts of the transaction and the Director's interest were disclosed or known to the Board of Directors or a committee of the Board of Directors and the Board of Directors or committee authorized, approved or ratified the transaction, (ii) the material facts of the transaction and the interest of the Director were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction or (iii) the transaction was fair to the Corporation. Those interested parties will be counted for quorum purposes and may vote when the Corporation considers the transaction provided that a majority of the Board of Directors who have no direct or indirect interest in the transaction is required to approve the transaction or, if appropriate, a majority of those shares entitled to vote on a transaction. Those interested parties will not be liable to the Corporation for the parties' profits or the Corporation's losses, from the transaction.

ARTICLE IX

INDEMNIFICATION

The Corporation shall indemnify persons to the fullest extent provided in the New Mexico Business Corporation Act.

ARTICLE X

WAIVER OF NOTICE

Whenever any notice is required to be given under the provisions of these Bylaws or under the provisions of the law under which this Corporation is organized, a waiver of notice in writing, signed by the person or persons entitled to that notice, will be deemed equivalent to the giving of the notice.

ARTICLE XI

AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted, at any annual meeting or regular meeting of the Board of Directors of the Corporation or at any special meeting when the proposal to amend these Bylaws has been stated in the notice of the special meeting by a majority vote of the Directors represented at the meeting.

EXHIBIT 4

SAMPLE SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT AND REPRESENTATION LETTER

Z-Tech, Inc.
6932 4th Street NW
Albuquerque, New Mexico 87107

Ladies and Gentlemen:

I (that term referring to each prospective purchaser under this letter and if the purchase of the interest is being made with community funds) understand and agree as follows:

1. Receipt of Documents. I acknowledge receipt of the Offering Circular dated April____, 2011, offering up to 2,500,000 shares of the no par value common stock of Z-Tech, Inc. ("Company") pursuant to Regulation A of the Securities Act of 1933 as amended. I have read the Offering Circular. I have conducted my own investigation, including the merits and risks involved.

2. Sale of Shares. Subject to the terms and conditions of this Subscription Agreement and Representation Letter (the "Letter"), I will pay the Company $______.00 for________ shares ("Shares") of common stock at $2.00 per Share, by check or certified funds, and the Company will deliver to me a confirmation of recordation on the Company's stock transfer books for the Shares purchased. Ownership of Shares purchased in this offering will be evidenced on the Company's shareholder stock transfer records as noncertificated shares, meaning that no certificates will be issued. The Company's obligation to close this transaction is conditioned upon my warranties and representations in this Letter being true. I understand that if I paid for my Shares by personal check, I may need to wait for confirmation that my check has cleared the bank before ownership of the Shares I purchased is recorded on the Company's stock transfer records.

3. Eligibility For Shoes. I understand that I will receive, as soon after my Share ownership is recorded on the Company's stock transfer books as is practicable, a certificate entitling me to receive: if I invest not less than $500.00, one free pair of Z-Coil shoes; if I invest not less than $1000.00, four pairs of shoes; if I invest more than $1000.00, one pair for each additional $250.00 investment. I understand that the certificate will be usable only until December 31, 2014, when the certificate will expire.

4. Warranties and Representations of Purchaser. I represent and warrant to the Company that:

A. I am aware that no United States federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement, of the Shares, and the Shares will not be registered under the Securities Act of 1933 (the "1933 Act"). The United States Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or selling literature. These securities are offered under an exemption from registration; however, the Commission has not made an independent determination that the securities are exempt from registration.

B. In making my investment decision, I have relied on my own examination of the Company and the terms of the offering, including the merits and risks involved. I understand that the Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, those authorities have not passed upon the accuracy or adequacy of the Offering Circular. Any representation to the contrary is a criminal offense.

C. My financial condition is such that I have adequate means of providing for my current and possible personal contingencies, and I am under no present or contemplated need to liquidate any portion of the Shares to satisfy any existing or contemplated undertaking, need or indebtedness.

D. I am able to bear the economic risk of any investment in the Shares, including the possible complete loss of the investment and possible inability to sell or transfer the Shares for an indefinite period of time.

E. I am aware that there is no public market for the Shares, that such a market may never develop, and that the Company has not undertaken to take any steps or measures that might lead to or assist the development of a public market. I understand that, if the Shares are considered to be "Penny Stock", no public market for the Shares may develop because of the significant additional regulatory restrictions and limitations placed on broker/dealers in connection with trades in Penny Stock. Brokers who do not qualify for an exemption from these restrictions are subject to, among other things, disclosure to customers regarding numbers of transactions in Penny Stocks, price, compensation and sales practices.

F. Residence.

For individuals: I am a resident of the State of: _______________, as evidenced by a copy of my Driver's License or identity card from that State attached to this Letter. My resident address is:

____
____
_____________________________ (Printed Name)

____
____
_____________________________ (Printed Name)

For Entities. I am an entity _______________ (printed name) and , I am a _____C corporation; _____ S corporation; ______sole proprietorship; ______ general partnership; _____limited partnership; ______limited liability company; ______limited liability partnership; ______ other (specify) ________________________. I am organized under the state of ________________________, as evidenced by the entity's organizational documents showing filing in the state. My mailing address is: ___________________________

____

____

____

G. If I am a resident of New Mexico, I have either (i) an annual gross income of at least $***, and a minimum net worth of $***, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $***, exclusive of automobile, home, home furnishings

H. The information contained in this Letter is true and correct.

5. Please record my purchase of Shares as follows:

Name(s):

____
____
____

[ ] Individually
[ ] As joint tenants
[ ] As tenants in common
[ ] As sole and separate property

[ ] As trustee for: ________________
[ ] Other (describe):
____

6. I agree to receive information about the Company (for instance, annual reports, newsletters, quarterly reports, etc.) by email. However, I may revoke that permission at any time upon proper notice to the Company. My email address is: ________________________.

DATED: ______________, 2011

RECEIVED AND ACCEPTED BY:

By ________________________
Its

Dated: ____________________

NATURAL PERSON PURCHASER(S):

____
(Name)(Individual)

Dated: ____________________

My Social Security Number:
____

____
(Name)(Individual)

____

Dated:

My Social Security Number:

____

ENTITY PURCHASER:

____

(Name)
By:______________________________
Its: ______________________________

Dated: __________________________

My Federal Tax Identification No.:

____

EXHIBIT 5

VOTING TRUST AGREEMENT

Notice of Shareholder Assignment of Voting Rights

THIS NOTICE OF SHAREHOLDER ASSIGNMENT OF VOTING RIGHTS shall notice Z-Tech, Inc., as follows:

The undersigned hereby assign founder and director Alvaro Gallegos as proxy to vote all shares of stock of Z-Tech, Inc., doing business as Z-Coil Pain Relief Footwear, a New Mexico Corporation. This Assignment is revocable and shall be valid only until the death or incapacity of Alvaro Gallegos, or upon written notification of revocation to Z-Tech, Inc. Notice of revocation shall be proffered the corporation by and through its Secretary, currently Lucia M. Gallegos, 6932 4th Street NW, Albuquerque, New Mexico 87107, withdrawing said Assignment.

Dated: 1-5-11 By: [signature]
Ana Maria Gallegos de Koeblitz

Dated: 1-6-11 By: [signature]
Robert Koeblitz

Dated: 1-6-11 By: [signature]
Jonica Gallegos

Dated: 1-5-11 By: [signature]
Emilia Koeblitz, a minor, by Ana Gallegos

Dated: 1-6-11 By: [signature]
Eugenio Perez (under full reservation of rights)

Dated: 1-6-11 By: [signature]
Marcelina Perez

Dated: 1-6-11 By: [signature]
Eugenio Perez, a minor, by Marcelina Perez

Dated: 1-6-11 By: [signature]
Alvaro Perez, a minor, by Marcelina Perez

Dated: 1-6-11 By: [signature]
Camilo Gallegos

Dated: 1-04-11 By: [signature]
Miguel Gallegos

Dated: 11/29/10 By: [signature]
Lucia Gallegos

Dated: 1/17/11 By: [signature]
Damian Gallegos Patterson

Notice of Shareholder Assignment of Voting Rights

Dated: 1/4/11	By: Joseph A. Gallegos by H Gallegos Joseph Gallegos, a minor, by Lucia Gallegos
Dated: 1-6-11	By: [signature] Teresa Roper
Dated: 1-6-11	By: [signature] Daniel Roper
Dated: 1-14-11	By: [signature] Joshua Roper
Dated: 1-14-11	By: [signature] Andres Gallegos
Dated: 1-14-11	By: [signature] Frances Boggess
Dated: 1-14-11	By: [signature] Lindley Gallegos, a minor, by Andres Gallegos
Dated: 1-14-11	By: [signature] Rachel Gallegos, a minor, by Andres Gallegos
Dated: 1-14-11	By: [signature] Adela Gallegos, a minor, by Andres Gallegos

EXHIBIT 6

MATERIAL CONTRACTS

EXHIBIT 6(a)

SUBLICENSE AND TRADEMARK AGREEMENT

BETWEEN Z-TECH, INC. AND YONG OH LEE

DATED JULY 1, 1994

SUBLICENSE AND TRADEMARK AGREEMENT

This Agreement is made effective the 1st day of July, 1995, between **Z-TECH, INC.**, a New Mexico corporation (the "Licensor"), and **YONG OH LEE**, a citizen of the Republic of Korea (the "Licensee").

WHEREAS, the Licensor represents that it has the sole authority to sublicense of the inventions, processes and improvements described and claimed in United States Patent No. 5,435,079 filed July 25th 1995 (the "Patent"), relating to a Spring Athletic Shoe and Cushion Athletic Shoes (hereinafter called the "Product"), and the trademark "Z-Tech" (the "Trademark") and to grant the rights, licenses and privileges herein provided for; and

WHEREAS, the Licensee desires to obtain the exclusive right, license and privilege to manufacture and distribute the Product in certain Asian countries and desires to pay Z-Tech for the use of the patent and trademark;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

I. License.

A. The "Territory" shall be the Republics of China, Hong Kong, Taiwan, Japan, Vietnam, Indonesia, Thailand, Philippines, Korea, Singapore and Malaysia.

B. Except as otherwise provided by this Agreement, the Licensor grants to the Licensee the exclusive right, license and privilege to manufacture and to distribute the Product during the term of this Agreement. Licensee is granted the right to sublicense his rights hereunder subject to prior written approval of Licensor to any company controlled by the Licensee, however, the Licensee must stamp, designate and advertise the Product under such names, designs and/or appellations as the Licensor may determine in its sole discretion. This license is subject to the limitation that the Licensee may not manufacture or distribute the Product in any country in which Licensor or the Licensee has not applied for patent protection, without the prior written consent of the Licensor.

C. The Licensor grants to the Licensee the exclusive right to use the Trademark and future trademarks in connection with the Product so long as the Licensee shall hold the exclusive license granted hereby. The Licensee agrees to register the current Trademark in each country in the territory, in the name of the Licensor, at the cost and expense of the Licensor, and Licensor shall cooperate with the Licensee to achieve such registration.

Jan.21. 1996 11:41PM No.0206 P. 2/10

D. The Licensee agrees to register future Licensor Trademark's in each country in the territory, in the name of the Licensor, at the cost and expense of the Licensee, and Licensor shall cooperate with the Licensee to achieve such registration.

II. <u>Services of Licensee</u>. In exchange for exclusive distribution and manufacturing privileges in specified territory, the Licensee agrees to provide the following services to Licensor with respect to Product manufactured in the Territory for distribution outside the Territory:

A. Licensee shall serve as Licensor's authorized representative with manufacturer's of the Product in Asia and will render certain services to Licensor in accordance with any time schedule mutually agreed upon between Licensor and Licensee. Such services will include, but are not limited to, the following items:

1. <u>Negotiations and Production</u>: Negotiate price, production, quality, and Product improvements with manufacturers. Final contracts with manufacturers will be negotiated by mutual agreement of Licensee and Licensor.

2. <u>Product Development</u>: Assess and coordinate Product development and Improvements.

3. <u>Quality Control</u>: Responsibility for quality control of the Product manufacturing and production process and ensuring that specific quality criteria developed from time to time by Licensor are maintained.

B. Licensee compensation for services: Licensor agrees to compensate the Licensee at not greater than 10% of direct manufacturing costs for Licensee's services. Compensation rate will be mutually determined between Licensor and Licensee based on manufacturing volume.

III. <u>Representations of the Licensor</u>. The Licensor covenants and represents as follows:

A. It has the right to sublicense the Patent and the Trademark, subject to the limitations in the License Agreement between the Licensor and Alvaro Gallegos.

B. To the best of its knowledge the Patent and Trademark do not infringe upon any other letters patent or trademarks heretofore issued in the United States or upon any other applications for letters patent or trademarks of which the Licensor has notice. The Licensor knows of no prior art not disclosed in the Patent.

Jan. 21. 1996 11:42PM No.0206 P. 3/10

IV. Obligations of Licensee

A. Licensee agrees to bear all cost and expenses necessary to manufacture and sell Licensor products in Licensee's territory.

B. Licensee agrees to use his best efforts to exploit the Product to the greatest extent possible throughout the licensed territory.

C. Licensee agrees to maintain competent sales, engineering and service personnel to this end, and maintain satisfactory manufacturing facilities and adequate factory space in good repair.

D. Licensee will apply to every licensed Licensor Shoe and merchandise the trademark "Z-Tech." Licensee agrees that upon termination of this agreement, it will cease use of the mark "Z-Tech" in any way except on Product manufactured by Licensee prior to such termination.

E. Licensee agrees that he will not do or permit any act whereby any proprietary rights to use any trademark or trade name or design of the Licensor may be endangered and that it will not claim any proprietary interest in the trademark "Z-Tech" and will register said trademark within the licensed territory in the name of Licensor and execute any and all proper papers necessary to protect the trademark.

F. Licensee agrees to keep all technical information, drawing, specifications, manufacturing instructions and other information relating to the Product, whether furnished by the Licensor or developed or in any way acquired by the Licensee in connection with the exploitation of the Product, as strictly confidential. Licensee will not, without prior written consent of Licensor, communicate the same to anyone except to its employees, agents or representatives, and to such extent as may be necessary for the proper exploitation of the Product in accordance with the provision of this agreement.

V. Patents and Applications.

A. Immediately upon execution of this Agreement, the Licensor shall furnish to the Licensee, or to his nominees, all information and documents regarding the Product which have not previously been delivered to the Licensee, including samples of the Product and a description of the production methods, processes and techniques for manufacturing the Product, in order to enable the Licensee to operate hereunder and to enable Licensee to prepare and prosecute patent applications in the name of the Licensor.

Jan.21. 1996 11:42PM No.0206 P. 4/10

B. The Licensor grants to the Licensee the right to file for patent protection for the Product, in the name of the Licensor, in any country in the Territory, at the cost and expense of both Licensor and Licensee on a 50%/50% basis. All patents shall be the exclusive property of the Licensor, subject to the license hereby granted. The Licensor shall, upon demand, execute and deliver to the Licensee such documents as may be reasonably required by Licensee for filing in the appropriate patent offices to evidence the granting of the exclusive license hereby given. The Licensor and Licensee shall each provide copies to the other of all correspondence and filings with the United States Patent Office and the patent authorities of all other countries in which the Licensee files for patent protection.

C. The Licensee and his Sublicenses, if any, shall mark all Products manufactured and distributed under this Agreement with patent numbers in accordance with statutory requirements and, pending the issue of any patents, shall stamp the Products "Patent Pending".

VI. Royalties to Licensor

A. As consideration for the license granted by this Agreement, the Licensee shall pay to the Licensor royalties based upon Licensee's annual "Factory Price" of the Products, as such term is defined hereafter, as follows:

- 2% of total Factory price from $0 to $4,000,000 (four million dollars USD)
- 4% of total Factory price in excess of $4,000,000 (four million dollars USD)

B. For purposes of this provision, "Factory Price" shall mean the total amount paid, whether in cash, property, services, offsets, tradeouts or other consideration, by the Licensee during a royalty period for all inventory received directly from the manufacturer for resale in Licensee territory.

C. Each annual royalty period shall begin on July 1 and end on June 30th of the following year. All royalties shall be paid semi-annually, based on the preceding semi-annual period, on or before the last day of any month following the end of a semi-annual royalty period.

D. Royalty shall be payable on the sale of the Product which are developed by the Licensor, co-developed by the Licensor and Licensee or product improvements by the Licensee.

E. The Licensee shall furnish with each payment a statement certified by the Licensee specifying the total "factory amount" paid during the preceding royalty period.

Jan.21. 1996 11:43PM No.0206 P. 5/10

F. The Licensee shall pay all royalties due hereunder in United States dollars. In computing the royalties upon sales of Products billed in the currency of a foreign country, the royalties payable by the Licensee shall be based upon the exchange rate listed in the *Wall Street Journal* in effect on the last day of the month of any semi-annual royalty period.

G. If the Licensee fails to pay royalties pursuant to this paragraph 6, and such failure shall continue for a period of thirty days, the Licensor shall have the right to declare a default by the Licensee upon giving sixty days' prior written notice to the Licensee. If the Licensee fails to pay all royalties in arrears within such sixty-day period, this Agreement shall terminate at the expiration of such sixty -day period.

VII. Territory Distribution and Sales: If distribution and sales in each country within the territory are not acceptable as determined mutually by Licensor and Licensee, then the country may revert back to Licensor. In the event the Licensor accepts the country then the Licensor must pay royalties to the Licensee for all sales within the country. Royalties to the Licensee shall be at the same rate as paid to the Licensor for sales within the Territory according to this agreement.

VIII. Books and Records. The Licensee shall keep accurate books and records which shall contain all information necessary to enable the Licensor to audit the royalties payable for any royalty period. The Licensee shall make these records available for copying, inspection and auditing, at the Licensor's expense, by any representative designated by the Licensor, during normal business hours at the Licensee's principal office, upon seven days' prior written notice, no more frequently than every six months. No royalty period may be audited more than once unless the Licensor can demonstrate that material information which would affect the results of such audit was not available to the Licensor at the time of the audit. In such event, the royalty period or periods to which the new information relates may be re-audited upon delivery of thirty days' prior written notice which shall describe the content of such newly discovered material information and the reason such information was not available to the Licensor at the time of the original audit of such royalty period(s). Such records shall be maintained by Licensee for a period of five years.

IX. Assignment. This Agreement may not be assigned by the Licensee without the prior written consent of the Licensor.

X Sublicenses.

A. The Licensee must notify the Licensor within 60 days of the sublicense of the Patent.

B. The Licensor acknowledges that the Licensee intends to sublicense with one or more manufacturers to produce the Products and shall not unreasonably withhold consent to said sublicenses. Until a patent covering the Product is issued in the country in which the Product is being manufactured, the Licensee shall require all such manufacturers to execute an agreement pursuant to which they covenant not to disclose any proprietary information relating to the Product, including the materials used in the manufacture thereof and the techniques and processes for manufacturing the Product.

XI <u>License Improvements</u>

A. All product improvements shall be deemed to be the property of the Licensor. For purposes of this Agreement, an "Improvement" shall include any method, process, technology, design, device or product within the scope of the Invention or Patent that improves the performance, reliability, effectiveness, ease of use, marketability, and/or maintenance of the Products and their components.

B. If, during the continuance of this license, the Licensor makes any further Improvements in the Product or becomes the owner of any such Improvements, either through patents or otherwise, then the Licensor shall communicate any such Improvements to the Licensee, and the Licensee shall be entitled to use the same with all rights which are hereby granted to the Licensee in respect of the Product without paying any increased royalty with respect thereto; provided that the Licensee shall apply for and prosecute patents on such Improvements in the name of the Licensor in each country in the Territory in which such Improvements are made or sold.

XII. <u>Infringement</u>

A. If the Licensor or Licensee become aware of any infringement of the Patent, such party shall immediately notify the other party, in writing, of the details of such infringement. If any Patent licensed hereunder is infringed within any country in the Territory, and such infringement is "substantial", the Licensee may, at his own expense, prosecute any action necessary to protect the rights of each of the parties to this Agreement. If the Licensee elects not to prosecute such action, this license shall thereupon cease with respect to such country. For purposes of this paragraph, an infringement within a foreign country will be deemed to be "substantial" if the Licensee experiences more than a 5% reduction in sales in such country after introduction in the market in such country of the infringing product. If the Licensee elects to prosecute an infringement upon any patent covering the Invention and his improvements, the Licensee shall be responsible for all costs, expenses and judgments associated therewith. Any monetary award or judgment resulting therefrom

shall be treated as "Factory Price " for purposes of computing and paying to the Licensor a royalty respect thereto.

B. Should any action be commenced against the Licensee or his sublicensees by the filing of a Complaint which alleges that the Invention infringes the claims of any letters patent issued prior to the date the Patent was issued, the Licensee shall notify the Licensor of such Complaint within seven days after service thereof upon the Licensee and the Licensor may assume the defense of such suit. The Licensor shall indemnify the Licensee for any costs, expenses, judgments and/or awards for which the Licensee is liable in connection therewith.

C. Should any action be commenced against the Licensor or Licensee, by the filing of a Complaint or Petition, which seeks to have any patent covering the Product, or any of its Improvements included within the scope of the license granted hereunder, declared invalid, the Licensee may, in his discretion, elect to defend such suit or decline to defend such suit. If the Licensee declines to defend such suit, it shall notify the Licensor of such decision within seven days after receipt of service thereof or notification of service thereof by the Licensor or the Licensee's sublicensee. If the Licensee elects to defend such suit, it shall be entitled to be reimbursed by the Licensor for 25% of his costs and expenses, including attorneys' fees, incurred with respect thereto, and may deduct such amount from any royalties then, or thereafter, due to the Licensor at the rate of not more than 50% of the royalties due the Licensor at any royalty payment date.

D. If the Licensee is compelled in any suit which the Licensee may institute or defend to join the Licensor as a party plaintiff or party defendant, then the Licensor shall not be chargeable for any costs or expenses, except its attorneys' fees should it elect separate representation, except as otherwise specifically provided herein. In connection with such suits, the Licensor shall execute all documents necessary or desirable, and the Licensor shall testify in any suit when requested to do so by the Licensee.

XIII. Product Liability Indemnification. The Licensee shall indemnify and hold harmless the Licensor from and against all product liability claims by persons purchasing Products from the Licensee.

XIV. Term

A. Subject to the following, the term of this Agreement is 20 years and shall end on July 1, 2015, or upon the occurrence of any of the following events:

1. Upon receivership or bankruptcy of the Licensee, or if the Licensee shall make an assignment for the benefit of creditors, this Agreement shall terminate, but without prejudice to any rights of the Licensor to the payment of accrued royalties.

2. The Licensor shall have the right to terminate this Agreement as provided herein or if the Licensee breaches this Agreement or defaults in the performance of any of his obligations hereunder and such default is not cured within thirty days after written notice of such default is delivered to the Licensee by the Licensor.

B. Upon termination of this Agreement, the Licensee shall duly account to the Licensor for all royalties due and payable to the Licensor, and shall transfer to the Licensor all rights which it may have to the Invention, together with all of its trade names and trademarks in respect thereof.

XV. Commencement of License. The grant of the license given hereunder shall commence on July 1, 1994.

XVI. No Partnership, Joint Venture or Agency. Nothing in this Agreement shall be deemed or construed to constitute or create between the parties hereto a partnership, joint venture or agency.

XVII. Buyout: In the event the Licensor is purchased by an outside entity this Agreement shall be fully binding to the purchasing entity. Licensor has no authority to sell the Licensee Territory, or act as an agent in the sale of such territory without the prior written consent of the Licensee.

XVIII. Notice. Any notice, payment or statement required by this Agreement shall be sent by certified mail and addressed as follows:

To the Licensor:
Z-Tech, Inc.
c/o Andres Gallegos
6932 Fourth Street, NW
Albuquerque, New Mexico 87107

To the Licensee:
Yong Oh Lee
Z-Tech International
#103-1105 Hyub Sung Phoenix, Buam 3 Dong
Pusan Jin-Ku Pusan, Korea

XIX. Construction. Any waiver by the Licensor or Licensee of any rights arising from any breach of any term of this Agreement shall not be construed as a continuing waiver of other breaches of the same or other terms of this Agreement by the Licensee or Licensor, respectively. This Agreement constitutes the entire Agreement between the parties and replaces any prior written and oral agreements between them. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Licensor and to the successors and assigns of the Licensee. If any provision of this Agreement, to any extent, is held invalid or unenforceable, the remainder of this Agreement other than those provisions as to which it shall have been held invalid or unenforceable, shall not be affected thereby and shall continue valid and enforceable to the fullest extent permitted by law.

XX. Arbitration. Should there be a difference of opinion between the parties on, or if any other dispute arises as to any of the matters provided for herein, the parties shall endeavor to settle the differences or dispute in an amicable manner through neutral consultation. In case the difference or dispute cannot be settled through mutual consultation, the matter shall be submitted for arbitration in Albuquerque, New Mexico pursuant to the Rules of the American Arbitration Association, whose award shall be final and binding upon both parties.

XXI. Applicable Law: The law applicable to this agreement shall be the laws of the state of New Mexico and the United States of America and the parties hereto agree to be bound by the jurisdiction of any competent court within the state of New Mexico. The parties expressly agree that the provisions of the United Nations Convention on Contracts for the International Sale of Goods will not apply to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement.

Z-TECH, INC. (Licensor)	YONG OH LEE (Licensee)
By Alvaro Gallegos, President	Yong Oh Lee (ID # 540912-1631829)

Signed by Alvaro Gallegos
on November 3, 1995

Notary Public
State of New Mexico
Comm. Exp. 10-24-99

EXHIBIT 6(b)

PATENT LICENSE AGREEMENT

BETWEEN Z-TECH, INC,

AND

ALVARO Z. GALLEGOS DATED

JULY 1, 1994

PATENT LICENSE AGREEMENT

This Agreement is made effective the 1st day of July, 1994, between **ALVARO Z. GALLEGOS**, a single man (the "Licensor"), and **Z-TECH, INC.**, a New Mexico corporation (the "Licensee").

RECITALS:

WHEREAS, the Licensor represents that he is the sole owner of all right, title and interest in the inventions, processes and improvements (hereinafter collectively referred to as "the Technology") described and claimed in United States Patent No. 07/107,670 filed October 13, 1987 (the "Patent"), relating to a Spring Athletic Shoe (hereinafter called the "Invention"), as well as any corresponding foreign patent applications later filed thereon, together with any continuations, divisional or continuation-in-part applications, or any letters patent issuing thereon as well as any reissued and/or re-examined patents issuing thereon (the "Patent"), and that he has the sole authority to enter into this Agreement and to grant the rights, licenses and privileges herein provided for; and

WHEREAS, the Licensee desires to obtain the exclusive right, license and privilege to use the Technology to manufacture and sell footwear, throughout the world, and to any improvements of the Technology which hereafter may be made or acquired by the Licensor or the Licensee, or with respect to which the Licensor may obtain the right to grant licenses.

AGREEMENT:

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

1. License. The Licensor grants to the Licensee the exclusive right, license and privilege to manufacture or cause to be manufactured, import, use and sell, throughout the world, footwear utilizing the Technology, and in any applications and patents for any improvements thereto which hereafter may be acquired or made by the Licensor, or with respect to which the Licensor may obtain the right to grant licenses (hereinafter referred to as the "Licensed Products"). Except as otherwise provided herein, this license shall be exclusive even against the Licensor. The Licensor further grants to the Licensee the right to stamp, designate and advertise the Licensed Products under such names, designs and/or appellations as the Licensee may determine in its sole discretion. This license is subject to the limitation that the Licensee may not manufacture, use or sell the Licensed Products in any country in which the Licensee has not applied for patent protection.

2. Representations of the Licensor. The Licensor covenants and represents as follows:

(a) He is the sole owner of all title and interest in the Technology and the Patent.

(b) He has at no time filed, or caused to be filed, applications for patents, or obtained in his name or caused to be obtained in the name of others, any patents in the United States or elsewhere in respect of the Technology or any technology similar thereto other than the Patent.

(c) There is no other person, firm or corporation having any title or interest in the Technology or the Patent.

(d) All of the statements, declarations and claims made in the Patent are true and correct in all respects. The Licensor knows of no prior art not disclosed in the Patent.

(e) He has the full power to grant the rights, licenses and privileges herein given.

3. Patents and Applications.

(a) Following the execution of this Agreement, the Licensor shall furnish to the Licensee at its request, or to its nominees and patent attorneys, all information and documents regarding the Technology, in order to enable the Licensee to operate hereunder.

(b) The Licensor covenants and warrants that a patent application was filed with the United States Patent Office as specified hereinabove. The Licensor agrees to assume responsibility for all further prosecution of the Patent and any subsequent patent applications, provided the Licensee pays all of the costs thereof, including but not limited to, attorneys', engineering and drafting fees and all other costs of a similar nature, that accrue after the date of this Agreement.

(c) The Licensor further covenants and warrants that a PCT application was timely filed with the United States Patent Office. The Licensor grants to the Licensee the right to file for patent protection for the Technology, in the name of the Licensor, in all other countries of the world, at the Licensee's sole cost and expense.

(d) The Licensor shall deliver to the Licensee, immediately upon execution of this Agreement, all research and development reports and studies that have been completed or compiled as of the date hereof, and all other data relating to the Technology, and shall execute all papers, documents and instruments necessary to enable the Licensee to cause to be prepared, filed and prosecuted, at the Licensee's expense, applications for letters patent within such

countries of the world as the Licensee shall, in its sole discretion, determine is advisable.

(e) The Licensee agrees to affix to each packaging of Licensed Products a legible notice reading followed by the number of the patent licensed hereunder. The Licensee agrees to affix to all Licnesed Products a legible notice reading "U.S. Patent" followed by the number of the patent licensed hereunder. Pending the issue of any patents, the Licensee shall stamp the Licensed Products "Patent Applied For".

(f) All patents granted with respect to the Technology or any improvements thereof shall be the exclusive property of the Licensor, subject to the license hereby granted. For purposes of this Agreement, "improvement" shall include any method, process, technology, design, device or product within the scope of the Technology that improves the performance, reliability, effectiveness, ease of use, marketability, and/or maintenance of the Licensed Products and their components. The Licensor shall, upon demand, execute and deliver to the Licensee such documents as may be reasonably required by the Licensee for filing in the appropriate patent offices to evidence the granting of the exclusive license hereby given. The Licensor and Licensee shall each provide copies to the other of all correspondence and filings with the United States Patent Office and the patent authorities of all other countries in which the Licensee files for patent protection.

4. License Fee. In addition to the royalties set forth in Paragraph 5 below, as consideration for the license granted hereunder, the Licensee shall issue to the Licensor 37,093 shares of the no par value common stock of the Licensee, which shall be fully paid and non-assessable upon the issuance thereof (the "Stock"). The Licensor acknowledges that the Stock is being issued to the Licensor pursuant to exemptions from the registration requirements of federal and state securities laws, and agrees that he may not sell, assign or transfer any shares of the Stock unless the Stock is registered or such sale, assignment or transfer is exempt from the registration provisions of federal and state securities laws. The Licensor further agrees that the certificate representing the Stock shall bear the following legend and that an appropriate stop transfer order shall be entered in the Licensee's shareholder records:

> These shares have been acquired pursuant to exemptions from the securities registration requirements of state and federal law and may not be sold, assigned, transferred, pledged or hypothecated unless the transferor shall demonstrate to the Corporation's satisfaction that the transfer likewise will be exempt from the securities registration requirements of state and federal law.

5. Royalties. (a) Commencing on the earlier to occur of (i) the date that the Licensee shall have made cumulative net sales of Licensed Products equal to $2 million; or (ii) a date three years from the date hereof, the Licensee shall pay to the Licensor a royalty of two percent of the

Licensee's net sales from Licensed Products. For purposes of this provision, "net sales" shall mean the total amount actually received, whether in cash, property, services, offsets, tradeouts or other consideration, by the Licensee during a royalty period on account of invoices previously billed, less the sum of the following:

(i) Freight expenses;

(ii) Sales, gross receipts or other similar taxes; and

(iii) The dollar sales value of all items returned during the royalty period.

All royalties shall be paid quarterly, based on a calendar quarter, on or before the last day of any month following the end of a calendar quarter ("Royalty Day").

(b) No royalty shall be payable on the sale of any Licensed Products which are covered solely by or utilize only a claim or claims of a patent which has expired or which has been declared invalid by a decision of a court of final jurisdiction or by a decision from a court from which no appeal has been taken.

(c) The Licensee shall furnish with each payment a statement certified by an officer of the Company specifying as to the Licensed Products sold by the Licensee during the preceding calendar quarter:

(i) the total receipts from invoices for sales by the Licensee of footwear incorporating the Technology:

(ii) the amount of such receipts allocable to freight, taxes and returned items;

(iii) the Net Sales for such period.

(d) The Licensee shall pay all royalties due hereunder in United States dollars.

5. Books and Records. The Licensee shall keep accurate books and records which shall contain all information necessary to enable the Licensor to audit the Licensee's net sales. The Licensee shall make these records available for copying, inspection and auditing, at the Licensor's expense, by any representative designated by the Licensor, during normal business hours at the Licensee's principal office, upon seven days' prior written notice, no more frequently than annually. No period may be audited more than once unless the Licensor can demonstrate that material information which would affect the results of such audit was not available to the Licensor at the time of the audit. In such event, the period to which the new information relates

may be reaudited upon delivery of sixty days' prior written notice which shall describe the content of such newly discovered material information and the reason such information was not available to the Licensor at the time of the original audit of such period. Such records shall be maintained for a period of five years.

6. Warranty Exclusion. No representation or warranty has been made by the Licensor that any Licensed Products made utilizing the Technology or parts thereof may be manufactured, used or sold free of patent rights of others, it being understood that the Licensor shall not be liable for any loss, damage or expense arising from any claim of patent infringement upon the manufacture, use or sale thereof.

7. Assignment. This Agreement may not be assigned by the Licensee without the prior written consent of the Licensor; provided, however, that the Licensee may assign this license and its rights under this Agreement to any entity which shall succeed to substantially all of its business and property and which shall assume all of its obligations hereunder.

8. Sublicenses.

(a) The Licensee may sublicense the Invention with the prior consent of the Licensor. If the Licensor does not object to a sublicense agreement presented to it by the Licensee for its approval within sixty days after delivery thereof to the Licensor, the Licensor shall be deemed to consent to the sublicense.

(b) Within ten days following the execution of any such sublicense agreement, the Licensee will furnish to the Licensor a signed photocopy of such agreement.

(c) The Licensor acknowledges that the Licensee intends to contract with one or more manufacturers to produce the Licensed Products, and agrees that such action shall not be deemed to be a "sublicense" requiring the prior consent of the Licensor.

9. Improvements.

(a) The Licensee shall have the right to improve the Technology through its own research and development, provided that all Licensed Products produced as a result thereof shall be subject to this Agreement.

(b) If, during the continuance of this license, the Licensor makes any further improvements in the Technology or in the mode of using the Technology, or becomes the owner of any such improvements, either through patents or otherwise, then the Licensor shall communicate any such improvements to the Licensee and give the Licensee full information

regarding the mode of using them, and the Licensee shall be entitled to use the same with all rights which are hereby granted to the Licensee in respect of the Technology without paying additional consideration therefor. In its discretion, the Licensee may apply for and prosecute patents on such improvements in the name of the Licensor or require the Licensor to apply for and prosecute such patents on improvements at the Licensee's cost.

10. Infringement.

(a) If the Licensor or the Licensee becomes aware of any infringement of any patent issued with respect to the Technology, such party shall immediately notify the other party, in writing, of the details of such infringement. If any such patent is infringed within the United States, the Licensee may, at its own expense, prosecute any action necessary to protect the rights of each of the parties to this Agreement. If the Licensee elects not to prosecute such action, this license shall terminate unless this requirement is waived by the Licensor in writing. If the patent licensed hereunder is infringed in a foreign country, and such infringement is "substantial," the Licensee may, at its own expense, prosecute any action necessary to protect the rights of each of the parties to this Agreement. If the Licensee elects not to prosecute such action, the Licensee's exclusive license to manufacture, use, sell and sublicense in such country shall terminate. For purposes of this paragraph, an infringement within a foreign country will be deemed to be "substantial" if the Licensee, or its sublicensee, experiences more than a 15% reduction in sales in such country after introduction in the market in such country of the infringing product. If the Licensee elects to prosecute an infringement upon any patent covering the Technology and its improvements, the Licensee shall be responsible for all costs, expenses and judgments associated therewith, and shall be entitled to any monetary award or judgment resulting therefrom, less two percent which shall be paid to the Licensor as a royalty.

(b) Should any action be commenced against the Licensor or the Licensee by the filing of a Complaint which alleges that the Technology, or any of its improvements included within the scope of the license granted hereunder, infringes the claims of any letters patent, the Licensee shall have the option of defending such action at its own cost and expense, and the Licensor shall cooperate fully with such defense.

(c) If the Licensor is compelled in any suit which the Licensee may institute or defend to join the Licensor as a party plaintiff or party defendant, then the Licensor shall not be chargeable for any costs or expenses, except his attorneys' fees should he elect separate representation, except as otherwise specifically provided herein. In connection with such suits, the Licensor shall execute all documents necessary or desirable, and the Licensor shall testify in any suit when requested to do so by the Licensee.

11. Product Liability Indemnification. The Licensee shall indemnify and hold

harmless the Licensor from and against all product liability claims by persons purchasing the Licensed Products from the Licensee. The Licensee shall require any sublicensee to agree to indemnify and hold harmless the Licensor from and against all product liability claims by persons purchasing the Licensed Products from such sublicensee and/or its agents or distributors.

12. Term.

(a) The term of this Agreement shall end with the expiration of the last patent covering the Technology or improvements thereto, subject to the following:

i) Upon receivership or bankruptcy of the Licensee, or if the Licensee shall make an assignment for the benefit of creditors, this Agreement shall terminate.

ii) If, following three years after the effective date of this Agreement, the Licensor fails to earn royalties from sales of the Licensed Products aggregating $25,000 in any year of the term of this Agreement, the Licensor shall have the right, at any time during the succeeding license year, to terminate the Licensee's exclusive license or convert such license to a non-exclusive license upon delivery of sixty days' prior written notice to the Licensee. In such event, the Licensor may grant exclusive or non-exclusive licenses to any other persons. For purposes of this paragraph, a year shall consist of the twelve-month period following the anniversary date of the effective date of this Agreement.

(b) Upon termination of this Agreement, the Licensee shall transfer to the Licensor all rights which it may have to the Technology, together with all of its trade names and trademarks in respect thereof, and all rights to any sublicenses which may have been granted pursuant to the terms hereof.

13. Commencement of License. The grant of the license given hereunder shall commence when this Agreement has been executed by the parties and the Stock has been issued to the Licensor.

14. No Partnership, Joint Venture or Agency. Nothing in this Agreement shall be deemed or construed to constitute or create between the parties hereto a partnership, joint venture or agency.

15. Binding Arbitration.

(b) All disputes arising out of or relating to this Agreement or the relationship of the parties, including the termination thereof and all tort and contract actions, shall be resolved by binding arbitration in the City of Santa Fe, State of New Mexico, under the Commercial Arbitration Rules of the American Arbitration Association (the "Rules"), subject to the following

limitations.

(b) The arbitration panel shall consist of three members, all of whom shall be attorneys with experience in resolving contractual disputes and who shall be neutral parties. The arbitrators shall be empowered to award actual compensatory money damages but not punitive damages, and shall be empowered to award specific performance, injunctive relief or other equitable relief. The award of the arbitrators shall be in writing and shall specify the factual and legal bases for the award. Each party shall be responsible for its own legal fees; however, the fees and expenses of the arbitrators shall be paid by the party which does not substantially prevail.

(c) The arbitrators will decide if any inconsistency exists between the Rules, as applicable, and the arbitration provisions contained in this Agreement. If any such inconsistency exists, the arbitration provisions contained herein will control and supersede the Rules. In rendering the award, the arbitrators shall determine the rights and obligations of the parties strictly in accordance with the terms of this Agreement and upon no other basis, interpreting such Agreement by applying the substantive laws of the State of New Mexico.

(d) All arbitration proceedings, including testimony or evidence at hearings, will be kept confidential, although any award or order rendered by the arbitrators or director of arbitration pursuant to the terms of this Agreement may be entered as a judgment or order.

(e) Any arbitration proceeding must be instituted within two years after the date the incident giving rise thereto occurred, whether or not any damage was sustained or capable of ascertainment or either party knew of such incident. Failure to institute arbitration proceedings within such period will constitute an absolute bar and waiver to the institution of any proceedings with respect to such dispute. No arbitration hereunder will include, by consolidation, joinder or otherwise, any third party, unless such third party agrees to arbitrate pursuant to the arbitration provisions contained herein and the Rules, as applicable.

(f) The parties further agree that neither shall commence any litigation against the other arising out of this Agreement with respect to any arbitration proceeding or award, except in a court located in the State of New Mexico. Each party consents to jurisdiction over it by, and exclusive venue in, such a court by a judge without a jury. If either party brings any action for judicial relief with respect to any dispute which is required to be arbitrated hereunder, the party bringing such action will be liable for and shall immediately pay all of the other party's costs and expenses (including reasonable attorneys' fees) incurred to stay or dismiss such action and remove or refer such dispute to arbitration. If either party brings or appeals an action to vacate or modify an arbitration award and such party does not prevail, such party will pay all costs and expenses, including attorneys' fees, incurred by the other party in defending such action.

(g) Any award rendered will be final and binding upon the parties. Any judgment of the award may be entered in and enforced by any court having jurisdiction.

6. Notice. Any notice, payment or statement required by this Agreement shall be sent by certified mail and addressed as follows or to such other address as either party may designate by delivery of written notice to the other party as provided in this paragraph.

To the Licensor:

Alvaro Z. Gallegos
R.R. 9, Box 16Q
Santa Fe, New Mexico 87505

To the Licensee:

Z-Tech, Inc.
6932 Fourth Street NW
Albuquerque, New Mexico 87107

7. Construction.

(a) Any waiver by the Licensor or Licensee of any rights arising from any breach of any term of this Agreement shall not be construed as a continuing waiver of other breaches of the same or other terms of this Agreement by the Licensee or the Licensor, respectively.

(b) This Agreement constitutes the entire Agreement between the parties and replaces any prior agreements between them. No alteration of, or amendment to, this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

(c) Neither party shall be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by such party. No delay or omission on the part of either party in exercising any right shall operate as a waiver of such right or any other right. A waiver by a party of a provision of this Agreement shall not prejudice or constitute a waiver of such party's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by a party, nor any course of dealing between the parties, shall constitute a waiver of any of such party's rights or of any of the other party's obligations as to any future transactions. Whenever the consent of a party is required under this Agreement, the granting of such consent by such party in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all

cases such consent may be granted or withheld in the sole discretion of such party.

(d) This Agreement shall be binding upon and inure to the benefit of the legal representatives and assigns of the Licensor and to the successors and assigns of the Licensee.

(e) If any provision of this Agreement, to any extent, is held invalid or unenforceable, the remainder of this Agreement other than those provisions as to which it shall have been held invalid or unenforceable, shall not be affected thereby and shall continue valid and enforceable to the fullest extent permitted by law.

(f) This Agreement shall be construed and interpreted in accordance with the laws of the State of New Mexico.

(g) Any provision of this Agreement which imposes an obligation after termination or expiration of this Agreement shall survive the termination or expiration of this Agreement and be binding on the parties hereto.

(h) This Agreement or any section thereof shall not be construed against any party due to the fact that said Agreement or any section thereof was drafted by said party.

(i) The parties hereto shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of the Agreement.

(j) Nothing herein shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party.

IN WITNESS WHEREOF, the parties have executed this Agreement.

Licensor:

Alvaro Z. Gallegos

Licensee:
Z-Tech, Inc.

By Alvaro Z. Gallegos, President

Andres A. Gallegos, Executive V-P 4/1/95

Witness ______________________________ ______________________________

Z-TECH\GALPATENT

AMENDMENT TO
LICENSE AGREEMENT

Z-Tech, Inc. ("Z-Tech") and Alvaro Z. Gallegos ("Licensor") agree to amend the License Agreement dated SEPT. 1, 1999 ("License Agreement") as follows:

A. The License Agreement licensed to Z-Tech certain patents owned by Licensor.

B. The attached design patents, utility patents and the Trademark "Z-Tech" are hereby assigned to Z-Tech and shall be deemed to be included in and subject to the terms of the License Agreement without additional consideration.

Z-Tech, Inc.

By: [signature] 9-1-99
Andres A. Gallegos, Executive Vice President

Licensor

[signature] 9-1-99
Alvaro Z. Gallegos

Waiver and Amendment Agreement

Alvaro Z. Gallegos, for himself and as agent, ("Licensor") and Z-Tech, Inc. ("Licensee") are parties to a Patent License Agreement dated July 1, 1994, pursuant to which the Licensor licensed to the Licensee rights to certain Technology as defined in the License Agreement. The Licensor and the Licensee agree to waive and amend the License Agreement as provided in this Agreement. Defined terms in this Agreement have the same meaning as in the License Agreement unless otherwise specifically defined.

I. Recitals

A. The License Agreement provides, in paragraph 5, that the Licensee must pay to the Licensor, on a quarterly basis, specified royalties beginning on the earlier of the date that the Licensee has made cumulative Net Sales of $2 million or 3 years from the date of the License Agreement. The Licensee is required to provide with the royalty payment a certified statement as to Licensed Products sold during the quarter for which a payment of royalties is made.

B. The Licensee has not made royalty payments or provided certifications to the Licensor as required under the License Agreement, but desires to pay the accumulated past due amounts, plus interest, and to commence payment on a regular basis as required by the License Agreement.

C. The Licensor has the right, under paragraph 12 of the License Agreement, to terminate the License Agreement if, among other events, the Licensor has failed to earn royalties totaling $25,000 in any year following three years from the date of the License Agreement.

D. For the years ended July 1, 1997 through July 1, 2001, the Licensor failed to earn royalties of at least $25,000 under the License Agreement, and in all years through July1, 2003, the Licensee failed to pay to the Licensor any earned royalties that had become due.

E. The cumulative amount of royalties owed to the Licensor by the Licensee, without interest, is, as of the quarter ended June 30, 2003, $281,398.80 ("Royalties Due"). See Appendix A for royalties due calculations through 6/30/03.

F. The Licensor signed the License Agreement on his own behalf and on behalf of his children, Andres, Lucia, Marcelina, Camilo, Ana, Miguel, Tomas, and Teresa Gallegos, who are beneficial owners of equal interests in the rights owed to the Licensor under the License Agreement ("Beneficial Owners").

G. The Licensor believes it to be in Licensor's best interests, based upon the increasing success of the Licensee in selling Licensed Products, to waive all defaults and failures of the Licensee to pay or otherwise account to the Licensor for the royalties and information due under the License Agreement, if the Licensee consents to and performs under the terms of this Agreement.

H. The Licensor recognizes and acknowledges the significant benefit that can accrue to the Licensor under the License Agreement through the efforts of the Licensee, and that the License Agreement would be appropriately amended to reflect the current relationship between the Licensor and the Licensee and the nature of the Licensee and its business. The Licensee also recognizes that the License Agreement is critical to its business and wants to ensure that it properly reflects the intended relationship between the Licensor and the Licensee.

II. Waiver of Default

A. The Licensee agrees to pay to the Licensor, for himself and as agent for the Beneficial Owners, on the date of this Agreement, the sum of the Royalties Due, plus interest on the past due Royalties Due amounts, from the date each was due, at the rate of 7.5% per year.

B. Effective upon payment by the Licensee of the Royalties Due plus interest, the Licensor, for himself and on behalf of the Beneficial Owners, waives in full any and all defaults, omissions, or violations of the Licensee under the terms of the License Agreement and agrees that the Licensee is fully entitled to all rights under that License Agreement, including without limitation, the exclusive rights granted to the Licensee with respect to the Technology, and waives and surrenders any right to terminate or render nonexclusive the License Agreement and the rights granted to the Licensee under it.

III. Amendment of License Agreement

A. Paragraph 12(a) of the License Agreement is amended in its entirety to read as follows:

"(a) The term of this Agreement shall end with the expiration of the last patent covering the Technology or improvements thereto, subject to the following:

i) Upon the voluntary or involuntary filing by the Licensee of bankruptcy or receivership that is not dismissed within 60 days, or if the Licensee shall make

an assignment for the benefit of creditors, this Agreement shall terminate.

ii) If the Licensee fails to pay a royalty when due on a Royalty Day and the Licensor gives to the Licensee written notice of the failure, addressed to the Licensee's president at the then corporate offices of the Licensee, and if Licensee does not thereafter pay the royalty due plus interest not later than 60 days from receipt of the written notice, the Licensor may terminate this Agreement upon further written notice so addressed. However, this termination shall not apply in the case of a dispute between the Licensor and the Licensee as to the amount of royalty due, as long as the Licensee pays to the Licensor at least the undisputed amount within the 60-day notice period and the dispute is resolved within 1 year from the date of the Licensor's written notice of failure to pay.

iii) If the Licensee provides to the Licensor materially false, incomplete, or misleading certified statement(s) under paragraph 5(c), or fails to keep and provide access to materially correct and complete books and records as required by paragraph 5, "Books and Records," and, not later than 120 days from written notice from the Licensor to that effect, fails to correct and complete those statement(s) or books and records, the Licensor may terminate this Agreement upon written notice to the Licensee.

B. Paragraph 3 of the License Agreement is amended by adding to it a new subparagraph (g), as follows:

"(g) Licensee will, at its expense, undertake, with the Licensor's cooperation, to maintain all patent applications and patents, with whatever action, filings, payments, documents or otherwise may be necessary to do so."

IV. Miscellaneous Provisions

A. All provisions of the License Agreement not specifically waived or amended by this Agreement shall remain in full force and effect.

B. This Agreement shall be governed by New Mexico law, without giving effect to the conflicts of laws provisions.

Dated: September 30, 2003

Licensor:

Alvaro Z. Gallegos
For himself and as
Agent for the
Beneficial Owners

Licensee:
Z-Tech, Inc.

9-30-03

Andres Gallegos, Executive Vice President

EXHIBIT 6(c)

AMENDMENT TO LICENSE AGREEMENT

BETWEEN Z-TECH, INC.

AND

ALVARO Z. GALLEGOS

DATED SEPTEMBER 1, 1999

MAIL PROCESSING SECTION
RECEIVED
APR 14 2011
D.C. 211

AMENDMENT TO
LICENSE AGREEMENT

Z-Tech, Inc. ("Z-Tech") and Alvaro Z. Gallegos ("Licensor") agree to amend the License Agreement dated SEPT. 1, 1999 ("License Agreement") as follows:

A. The License Agreement licensed to Z-Tech certain patents owned by Licensor.

B. The attached design patents, utility patents and the Trademark "Z-Tech" are hereby assigned to Z-Tech and shall be deemed to be included in and subject to the terms of the License Agreement without additional consideration.

Z-Tech, Inc.

By: [signature] 9-1-99
Andres A. Gallegos, Executive Vice President

Licensor
[signature] 9-1-99
Alvaro Z. Gallegos

Int. Cl.: 25

Prior U.S. Cls.: 22 and 39

Reg. No. 1,984,616

United States Patent and Trademark Office

Registered July 2, 1996

TRADEMARK
PRINCIPAL REGISTER

Z-TECH

GALLEGOS, ALVARO (UNITED STATES CITIZEN)
1114 RIVERSIDE DRIVE
ESPANOLA, NM 87532

FOR: FOOTWEAR, IN CLASS 25 (U.S. CLS. 22 AND 39).

FIRST USE 11-1-1995; IN COMMERCE 11-1-1995.

SN 74-552,814, FILED 7-25-1994.

JEFFREY LOOK, EXAMINING ATTORNEY

Your ref. : EPW 15934(KR)
Our ref. : KK/A 2899

TRADEMARK
Certificate of Registration

Appln. No. : 96-028031

Trademark :

Z-TECH

Reg. No. : 392011

Reg. Date : January 21, 1998

Registrant :

Name : Alvaro Gallegos

Address : 6932 4th St., N.W. Albuquerque, New Mexico 87107, U.S.A.

Class : 45

Goods : T-shirts & 6 others

Renewal Term : From January 21, 2007 To January 21, 2008

It is certified that the above has been registered in a Trademark Register in accordance with Korean Trademark Law.

January 21, 1998

Commissioner
Korea Patent Office


THE PATENT OFFICE
DIEU ET MON DROIT

CERTIFICATE OF REGISTRATION OF DESIGN



Number of Registration 2039796

Date of Registration 14th June 1994

Date of grant of Certificate 15th November 1994

This is to certify that,

in pursuance of and subject to the provisions of the Registered Designs Act 1949, the Design, of which a representation or specimen is attached, has been registered as of the date of registration shown above in the name of

Alvaro Zenas Gallegos

in respect of the application of such design to:

A shoe

Registrar of Designs

ÁLVARO ZENAS GALLEGOS

2039797



Perspective View From Rear and One Side

STATEMENT OF NOVELTY

The novelty of this design lies in the shape and configuration of the article as shown in the representations.

in

se re

TRANSLATED BY
NAM & NAM
WORLD PATENT & LAW FIRM
KWANGHWA MOON P.O. BOX 58
SEOUL, KOREA


Patent Office, R.O.K.

CERTIFICATE OF SIMILAR DESIGN REGISTRATION

Design Reg. No. 1 7 3 7 5 5

Similar No. 1
Design Appln. No. 13451/94
Registered on: December 29, 1995

The article for which design registration has been granted : Shoe with spring

Proprietor of the Design: Alvaro Z. Gallegos
1114 Riverside Drive
Espanola, New Mexico 87532
U.S.A.

Creator(s): Alvaro Z. Gallegos

This is to certify that the design has been duly registered in the original design register in accordance with the Design Law.

This 29th day of December, 1995

Commissioner,
The Korea Industrial Property Office
(sealed)


Patent Office, R.O.K.



UNITED STATES DEPARTMENT OF COMMERCE
Patent and Trademark Office

NOTICE OF ALLOWANCE AND ISSUE FEE DUE

OLIFF & BERRIDGE
PO BOX 19928
ALEXANDRIA VA 22320


RECEIVED
MAY 27 1999
OLIFF & BERRIDGE

August 25, 1999

ISSUE FEE

DRAWINGS

APPLICATION NO.	FILING DATE	TOTAL CLAIMS	EXAMINER AND GROUP ART UNIT		DATE MAILED
08/712,643	09/11/96	048	PATTERSON, M	3728	05/25/99

First Named Applicant: GALLEGOS, 35 USC 154(b) term ext. = 0 Days.

TITLE OF INVENTION: RIGID MIDSOLE FOOTWARE STRUCTURE WITH REMOVABLE UNDERCARRIAGE ATTACHING MEANS

ATTY'S DOCKET NO.	CLASS-SUBCLASS	BATCH NO.	APPLN. TYPE	SMALL ENTITY	FEE DUE	DATE DUE
3 EFN-29157B	036-100.000	T59	UTILITY	YES	$605.00	08/25/99

THE APPLICATION IDENTIFIED ABOVE HAS BEEN EXAMINED AND IS ALLOWED FOR ISSUANCE AS A PATENT. PROSECUTION ON THE MERITS IS CLOSED.

THE ISSUE FEE MUST BE PAID WITHIN THREE MONTHS FROM THE MAILING DATE OF THIS NOTICE OR THIS APPLICATION SHALL BE REGARDED AS ABANDONED. THIS STATUTORY PERIOD CANNOT BE EXTENDED.

HOW TO RESPOND TO THIS NOTICE:

I. Review the SMALL ENTITY status shown above.
If the SMALL ENTITY is shown as YES, verify your current SMALL ENTITY status:

A. If the status is changed, pay twice the amount of the FEE DUE shown above and notify the Patent and Trademark Office of the change in status, or

B. If the status is the same, pay the FEE DUE shown above.

If the SMALL ENTITY is shown as NO:

DOCKETED
By mpas on 5-27 19 99
and
By LWS on 5-27 19 99
Oliff & Berridge

A. Pay FEE DUE shown above, or

B. File verified statement of Small Entity Status before, or with, payment of 1/2 the FEE DUE shown above.

II. Part B-Issue Fee Transmittal should be completed and returned to the Patent and Trademark Office (PTO) with your ISSUE FEE. Even if the ISSUE FEE has already been paid by charge to deposit account, Part B Issue Fee Transmittal should be completed and returned. If you are charging the ISSUE FEE to your deposit account, section "4b" of Part B-Issue Fee Transmittal should be completed and an extra copy of the form should be submitted.

III. All communications regarding this application must give application number and batch number.
Please direct all communications prior to issuance to Box ISSUE FEE unless advised to the contrary.

IMPORTANT REMINDER: Utility patents issuing on applications filed on or after Dec. 12, 1980 may require payment of maintenance fees. It is patentee's responsibility to ensure timely payment of maintenance fees when due.

YOUR COPY

PTOL-85 (REV. 10-96) Approved for use through 06/30/99. (0651-0033)

*U.S. GPO: 1998-437-639/80023

Complete and mail this form, together with applicable fees, to: Box ISSUE FEE
Assistant Commissioner for Patents
Washington, D.C. 20231

MAILING INSTRUCTIONS: This form should be used for transmitting the ISSUE FEE. Blocks 1 through 4 should be completed where appropriate. All further correspondence including the Issue Fee Receipt, the Patent, advance orders and notification of maintenance fees will be mailed to the current correspondence address as indicated unless corrected below or directed otherwise in Block 1, by (a) specifying a new correspondence address; and/or (b) indicating a separate "FEE ADDRESS" for maintenance fee notifications.

CURRENT CORRESPONDENCE ADDRESS (Note: Legibly mark-up with any corrections or use Block 1)

QM11/0525

OLIFF & BERRIDGE
PO BOX 19928
ALEXANDRIA VA 22320

Note: The certificate of mailing below can only be used for domestic mailings of the Issue Fee Transmittal. This certificate cannot be used for any other accompanying papers. Each additional paper, such as an assignment or formal drawing, must have its own certificate of mailing.

Certificate of Mailing

I hereby certify that this Issue Fee Transmittal is being deposited with the United States Postal Service with sufficient postage for first class mail in an envelope addressed to the Box Issue Fee address above on the date indicated below.

(Depositor's name)

(Signature)

(Date)

APPLICATION NO.	FILING DATE	TOTAL CLAIMS	EXAMINER AND GROUP ART UNIT		DATE MAILED
08/712,643	09/11/96	048	PATTERSON, M	3728	05/25/99

First Named Applicant GALLEGOS, 35 USC 154(b) term ext. = 0 Days.

TITLE OF INVENTION RIGID MIDSOLE FOOTWARE STRUCTURE WITH REMOVABLE UNDERCARRIAGE ATTACHING MEANS

ATTY'S DOCKET NO.	CLASS-SUBCLASS	BATCH NO.	APPLN. TYPE	SMALL ENTITY	FEE DUE	DATE DUE
3 EPW-29157B	036-100.000	T59	UTILITY	YES	$605.00	08/25/99

1. Change of correspondence address or indication of "Fee Address" (37 CFR 1.363). Use of PTO form(s) and Customer Number are recommended, but not required.

☐ Change of correspondence address (or Change of Correspondence Address form PTO/SB/122) attached.

☐ "Fee Address" indication (or "Fee Address" Indication form PTO/SB/47) attached.

2. For printing on the patent front page, list (1) the names of up to 3 registered patent attorneys or agents OR, alternatively, (2) the name of a single firm (having as a member a registered attorney or agent) and the names of up to 2 registered patent attorneys or agents. If no name is listed, no name will be printed.

1 ______________________

2 ______________________

3 ______________________

3. ASSIGNEE NAME AND RESIDENCE DATA TO BE PRINTED ON THE PATENT (print or type)
PLEASE NOTE: Unless an assignee is identified below, no assignee data will appear on the patent. Inclusion of assignee data is only appropiate when an assignment has been previously submitted to the PTO or is being submitted under separate cover. Completion of this form is NOT a subsititue for filing an assignment.

(A) NAME OF ASSIGNEE

(B) RESIDENCE: (CITY & STATE OR COUNTRY)

Please check the appropriate assignee category indicated below (will not be printed on the patent)
☐ individual ☐ corporation or other private group entity ☐ government

4a. The following fees are enclosed (make check payable to Commissioner of Patents and Trademarks):

☐ Issue Fee
☐ Advance Order - # of Copies ____________

4b. The following fees or deficiency in these fees should be charged to:

DEPOSIT ACCOUNT NUMBER ____________
(ENCLOSE AN EXTRA COPY OF THIS FORM)

☐ Issue Fee
☐ Advance Order - # of Copies ____________

The COMMISSIONER OF PATENTS AND TRADEMARKS IS requested to apply the Issue Fee to the application identified above.

(Authorized Signature) (Date)

NOTE; The Issue Fee will not be accepted from anyone other than the applicant; a registered attorney or agent; or the assignee or other party in interest as shown by the records of the Patent and Trademark Office.

Burden Hour Statement: This form is estimated to take 0.2 hours to complete. Time will vary depending on the needs of the individual case. Any comments on the amount of time required to complete this form should be sent to the Chief Information Officer, Patent and Trademark Office, Washington, D.C. 20231. DO NOT SEND FEES OR COMPLETED FORMS TO THIS ADDRESS. SEND FEES AND THIS FORM TO: Box Issue Fee, Assistant Commissioner for Patents, Washington D.C. 20231

Under the Paperwork Reduction Act of 1995, no persons are required to respond to a collection of information unless it displays a valid OMB control number.

TRANSMIT THIS FORM WITH FEE



UNITED STATES DEPARTMENT OF COMMERCE
Patent and Trademark Office
Address: COMMISSIONER OF PATENTS AND TRADEMARKS
Washington, D.C. 20231

SERIAL NUMBER	FILING DATE	FIRST NAMED APPLICANT	ATTORNEY DOCKET NO.
08/712,643	09/11/96	GALLEGOS A	EPW-29157B

QM11/0525

OLIFF & BERRIDGE
PO BOX 19928
ALEXANDRIA VA 22320

EXAMINER	
PATTERSON, M	
ART UNIT	PAPER NUMBER
3728	

DATE MAILED: 05/25/99

NOTICE OF ALLOWABILITY

PART I.

1. ☑ This communication is responsive to amendment filed 5/14/99
2. ☑ All the claims being allowable, PROSECUTION ON THE MERITS IS (OR REMAINS) CLOSED in this application. If not included herewith (or previously mailed), a Notice Of Allowance And Issue Fee Due or other appropriate communication will be sent in due course.
3. ☑ The allowed claims are 2-9, 11-18, and 21-52
4. ☐ The drawings filed on ________ are acceptable.
5. ☐ Acknowledgment is made of the claim for priority under 35 U.S.C. 119. The certified copy has [_] been received. [_] not been received. [_] been filed in parent application Serial No. ________ filed on ________.
6. ☐ Note the attached Examiner's Amendment.
7. ☐ Note the attached Examiner Interview Summary Record, PTOL-413.
8. ☐ Note the attached Examiner's Statement of Reasons for Allowance.
9. ☐ Note the attached NOTICE OF REFERENCES CITED, PTO-892.
10. ☐ Note the attached INFORMATION DISCLOSURE CITATION, PTO-1449.

PART II.

A SHORTENED STATUTORY PERIOD FOR RESPONSE to comply with the requirements noted below is set to EXPIRE THREE MONTHS FROM THE "DATE MAILED" indicated on this form. Failure to timely comply will result in the ABANDONMENT of this application. Extensions of time may be obtained under the provisions of 37 CFR 1.136(a).

1. ☐ Note the attached EXAMINER'S AMENDMENT or NOTICE OF INFORMAL APPLICATION, PTO-152, which discloses that the oath or declaration is deficient. A SUBSTITUTE OATH OR DECLARATION IS REQUIRED.
2. ☑ APPLICANT MUST MAKE THE DRAWING CHANGES INDICATED BELOW IN THE MANNER SET FORTH ON THE REVERSE SIDE OF THIS PAPER.
   a. ☑ Drawing informalities are indicated on the NOTICE RE PATENT DRAWINGS, PTO-948, attached hereto or to Paper No. 5. CORRECTION IS REQUIRED.
   b. ☐ The proposed drawing correction filed on ________ has been approved by the examiner. CORRECTION IS REQUIRED.
   c. ☐ Approved drawing corrections are described by the examiner in the attached EXAMINER'S AMENDMENT. CORRECTION IS REQUIRED.
   d. ☑ Formal drawings are now REQUIRED.

Any response to this letter should include in the upper right hand corner, the following information from the NOTICE OF ALLOWANCE AND ISSUE FEE DUE: ISSUE BATCH NUMBER, DATE OF THE NOTICE OF ALLOWANCE, AND SERIAL NUMBER.

Attachments:
- Examiner's Amendment
- Examiner Interview Summary Record, PTOL-413
- Reasons for Allowance
- Notice of References Cited, PTO-892
- Information Disclosure Citation, PTO-1449
- Notice of Informal Application, PTO-152
- Notice re Patent Drawings, PTO-948
- Listing of Bonded Draftsmen
- Other

MDPatterson
M.D. Patterson
Primary Examiner

DOCKETED
By MTW on 5-27 1999
and
By LMS on 5-27 1999
Oliff & Berridge

EXHIBIT 6(d)

WAIVER AND AMENDMENT AGREEMENT

BETWEEN ALVARO Z. GALLEGOS

AND

Z-TECH, INC. DATED

SEPTEMBER 30, 2003

Waiver and Amendment Agreement

Alvaro Z. Gallegos, for himself and as agent, ("Licensor") and Z-Tech, Inc. ("Licensee") are parties to a Patent License Agreement dated July 1, 1994, pursuant to which the Licensor licensed to the Licensee rights to certain Technology as defined in the License Agreement. The Licensor and the Licensee agree to waive and amend the License Agreement as provided in this Agreement. Defined terms in this Agreement have the same meaning as in the License Agreement unless otherwise specifically defined.

I. Recitals

A. The License Agreement provides, in paragraph 5, that the Licensee must pay to the Licensor, on a quarterly basis, specified royalties beginning on the earlier of the date that the Licensee has made cumulative Net Sales of $2 million or 3 years from the date of the License Agreement. The Licensee is required to provide with the royalty payment a certified statement as to Licensed Products sold during the quarter for which a payment of royalties is made.

B. The Licensee has not made royalty payments or provided certifications to the Licensor as required under the License Agreement, but desires to pay the accumulated past due amounts, plus interest, and to commence payment on a regular basis as required by the License Agreement.

C. The Licensor has the right, under paragraph 12 of the License Agreement, to terminate the License Agreement if, among other events, the Licensor has failed to earn royalties totaling $25,000 in any year following three years from the date of the License Agreement.

D. For the years ended July 1, 1997 through July 1, 2001, the Licensor failed to earn royalties of at least $25,000 under the License Agreement, and in all years through July1, 2003, the Licensee failed to pay to the Licensor any earned royalties that had become due.

E. The cumulative amount of royalties owed to the Licensor by the Licensee, without interest, is, as of the quarter ended June 30, 2003, $281,398.80 ("Royalties Due"). See Appendix A for royalties due calculations through 6/30/03.

F. The Licensor signed the License Agreement on his own behalf and on behalf of his children, Andres, Lucia, Marcelina, Camilo, Ana, Miguel, Tomas, and Teresa Gallegos, who are beneficial owners of equal interests in the rights owed to the Licensor under the License Agreement ("Beneficial Owners").

G. The Licensor believes it to be in Licensor's best interests, based upon the increasing success of the Licensee in selling Licensed Products, to waive all defaults and failures of the Licensee to pay or otherwise account to the Licensor for the royalties and information due under the License Agreement, if the Licensee consents to and performs under the terms of this Agreement.

H. The Licensor recognizes and acknowledges the significant benefit that can accrue to the Licensor under the License Agreement through the efforts of the Licensee, and that the License Agreement would be appropriately amended to reflect the current relationship between the Licensor and the Licensee and the nature of the Licensee and its business. The Licensee also recognizes that the License Agreement is critical to its business and wants to ensure that it properly reflects the intended relationship between the Licensor and the Licensee.

II. Waiver of Default

A. The Licensee agrees to pay to the Licensor, for himself and as agent for the Beneficial Owners, on the date of this Agreement, the sum of the Royalties Due, plus interest on the past due Royalties Due amounts, from the date each was due, at the rate of 7.5% per year.

B. Effective upon payment by the Licensee of the Royalties Due plus interest, the Licensor, for himself and on behalf of the Beneficial Owners, waives in full any and all defaults, omissions, or violations of the Licensee under the terms of the License Agreement and agrees that the Licensee is fully entitled to all rights under that License Agreement, including without limitation, the exclusive rights granted to the Licensee with respect to the Technology, and waives and surrenders any right to terminate or render nonexclusive the License Agreement and the rights granted to the Licensee under it.

III. Amendment of License Agreement

A. Paragraph 12(a) of the License Agreement is amended in its entirety to read as follows:

"(a) The term of this Agreement shall end with the expiration of the last patent covering the Technology or improvements thereto, subject to the following:

i) Upon the voluntary or involuntary filing by the Licensee of bankruptcy or receivership that is not dismissed within 60 days, or if the Licensee shall make

03/16/2011 16:40 5059385770 ZCOIL BUSINESS DEVMT PAGE 10/19

an assignment for the benefit of creditors, this Agreement shall terminate.

ii) If the Licensee fails to pay a royalty when due on a Royalty Day and the Licensor gives to the Licensee written notice of the failure, addressed to the Licensee's president at the then corporate offices of the Licensee, and if Licensee does not thereafter pay the royalty due plus interest not later than 60 days from receipt of the written notice, the Licensor may terminate this Agreement upon further written notice so addressed. However, this termination shall not apply in the case of a dispute between the Licensor and the Licensee as to the amount of royalty due, as long as the Licensee pays to the Licensor at least the undisputed amount within the 60-day notice period and the dispute is resolved within 1 year from the date of the Licensor's written notice of failure to pay.

iii) If the Licensee provides to the Licensor materially false, incomplete, or misleading certified statement(s) under paragraph 5(c), or fails to keep and provide access to materially correct and complete books and records as required by paragraph 5, "Books and Records," and, not later than 120 days from written notice from the Licensor to that effect, fails to correct and complete those statement(s) or books and records, the Licensor may terminate this Agreement upon written notice to the Licensee.

B. Paragraph 3 of the License Agreement is amended by adding to it a new subparagraph (g), as follows:

"(g) Licensee will, at its expense, undertake, with the Licensor's cooperation, to maintain all patent applications and patents, with whatever action, filings, payments, documents or otherwise may be necessary to do so."

IV. Miscellaneous Provisions

A. All provisions of the License Agreement not specifically waived or amended by this Agreement shall remain in full force and effect.

B. This Agreement shall be governed by New Mexico law, without giving effect to the conflicts of laws provisions.

Dated: September 30, 2003

Licensor:

Alvaro Z. Gallegos
For himself and as
Agent for the
Beneficial Owners

Licensee:
Z-Tech, Inc.

Andres Gallegos, Executive Vice President

Appendix A

Patent License Agreement Calculations through 6/30/2003

[illegible]	Sales	[illegible]
1998	264,410	25,000
1999	133,784	25,000
2000	157,244	25,000
2001	740,874	25,000
2002	2,671,178	53,423,56
2003	6,398,762	127,975.24
		281,398.80

Teresa Roper - a single woman	217 Pueblo Solano NW	Albuquerque	NM
Miguel J. Gallegos - a single man	1036 Solar Rd NW	Albuquerque	NM
Ana (Gallegos) & Robert Koeblitz	2 Arroyo Bonito	Sandia Park	NM
Lucia Gallegos - a single woman	1036 Solar Rd NW	Albuquerque	NM
Andres Gallegos & Frances Boggess	126 Mariposa Rd.	Edgewood	NM
Camilo Gallegos - a single man	311 Pueblo Solano NW	Albuquerque	NM
Marcelina (Gallegos) & Gino Perez	7714 Edith Blvd NE	Albuquerque	NM

87107
87107
87047
87107
87015
87107
87113

EXHIBIT 2
ADDITIONAL ROYALTY CALCULATIONS

EXHIBIT 6(e)

SECOND WAIVER AND AMENDMENT AGREEMENT

BETWEEN ALVARO Z. GALLEGOS

AND Z-TECH, INC. AND Z-TECH, LLC

DATED

MARCH 24, 2011

Second Waiver and Amendment Agreement

Alvaro Z. Gallegos ("Licensor") and Z-Tech, Inc. ("Licensee") are parties to a Patent License Agreement dated July 1, 1994, as amended by an Amendment to License Agreement dated September 1, 1999, and a Waiver and Amendment Agreement dated September 30, 2003, ("License Agreement") pursuant to which the Licensor licensed to the Licensee rights to certain Technology as defined in the License Agreement. Certain income rights in the License Agreement were assigned to Gallegos-Z LLC, a New Mexico limited liability company ("LLC"). Licensor, and LLC to the extent of its interest, agree to waive certain rights under, and with Licensee agree to amend the License Agreement as provided in this Agreement. Defined terms in this Agreement have the same meaning as in the License Agreement unless otherwise specifically defined. Licensor, LLC, and Licensee are the "Parties" and each, individually, is a "Party."

I. Recitals

A. The License Agreement provides, in paragraph 5, that the Licensee must pay to the Licensor, on a quarterly basis, specified royalties. Failure to pay royalties when due and after written notice from Licensor is a default under the License Agreement.
B. Licensee has failed to pay the royalties due on and after June 30, 2007, and as of December 31, 2010 owed Licensor an aggregate of $516,150.93, and has as of the date of this Agreement incurred further royalty obligations which will remain unpaid (all together "Past Due Royalties").
C. Licensor and LLC believe that it is in their best interests, based upon the Licensee's significant efforts in developing and marketing the Licensed Products, to waive all defaults and failures of the Licensee to pay or otherwise account to the Licensor for the royalties and information due under the License Agreement, and to amend the License Agreement as set forth in this Agreement.
D. Licensor and LLC recognize and acknowledge the significant benefit that can accrue to Licensor under the License Agreement through the efforts of Licensee, and that the License Agreement would be appropriately amended to reflect the current relationship between Licensor and Licensee and the nature of Licensee and its business.
E. The Parties also wish to clarify the scope of the Technology covered by the License Agreement.

II. Waiver of Default and Payment of Past Due Royalties

A. Licensor and LLC, to the extent of its interest, waive ("Waiver") any and all defaults, omissions, and breaches of Licensee under the License Agreement, to and including the date of this Agreement, and waive the right to enforce or otherwise avail themselves of any and all remedies available to them for those defaults, omissions, and breaches, including, without limitation, the right to terminate or render nonexclusive the License Agreement and the rights granted to Licensee under it. Licensor and LLC agree that Licensee is fully entitled to all

rights under the License Agreement, including without limitation, the exclusive rights granted to Licensee with respect to the Technology. This Waiver does not include a waiver of the payment of the Past Due Royalties, which will be paid as provided in this Agreement.

B. The Past Due Royalties will be deemed to be Accrued Royalties and Licensee will pay them in accordance with the Amended Terms and Conditions, below.

III. Amended Terms and Conditions

The Parties agree that the License Agreement is amended as follows:

A. Paragraph 1 is amended to delete the following sentence: "This license is subject to the limitation that the Licensee may not manufacture, use or sell the Licensed Products in any country in which the Licensee has not applied for patent protection."

B. "Paragraph 5(a) of the License Agreement is amended by adding the following to the end of the paragraph: "However, for any quarter in which Licensee reasonably determines that its cash flow will not permit payment of some or all of the royalties due on Royalty Day, Licensee may accrue those royalties. Licensee will pay any royalties so accrued ("Accrued Royalties"), in the order of the earliest accrued first, when, to the extent, and as it reasonably deems its cash flow to permit payment of some or all of the Accrued Royalties. Any such accrual of royalties will not be deemed to be a failure to pay or a breach under this Agreement. If, however, Licensee files or has filed against it a bankruptcy or insolvency proceeding, all Accrued Royalties will immediately become due and payable."

C. Paragraph 12(a) of the License Agreement (as amended by the Waiver and Amendment Agreement dated September 30, 2003) is amended by
    a. amending the first sentence of the paragraph as follows: "The term of this Agreement shall end with the expiration of the later to expire of United States Patents numbered 5,435,079 and 5,970,630, subject to the following..." and
    b. deleting subparagraph (a)ii) (having to do with failure to pay a royalty when due).

IV. Clarification

The Parties agree that the Technology covered by the License Agreement includes only United States Patents numbered 5,435,079 (Spring Athletic Shoe) and 5,970,630 (Rigid Midsole Footware Structure with Removable Undercarriage Attaching Means), United Kingdom Design Patent number 2039796 (shoe), and Korea Design registration number 173755 (shoe with a spring). To the extent that the License Agreement is inconsistent with this paragraph, the License Agreement is so amended.

V. Miscellaneous Provisions

A. All provisions of the License Agreement not specifically waived or amended by this Agreement will remain in full force and effect.
B. This Agreement will be governed by New Mexico law, without giving effect to the conflicts of laws provisions.

Dated: March 24, 2011

Licensor:

Alvaro Z. Gallegos

LLC:
Gallegos-Z LLC

By:_________________
Its:_________________

Licensee:
Z-Tech, Inc.

By:_________________
Its: CEO + President

EXHIBIT 6(f)

ASSIGNMENT OF INVENTIONS, APPLICATIONS, PATENTS

AND MARKS

BETWEEN ALVARO Z. GALLEGOS

Z-TECH, INC.

DATED

APRIL 1, 2011

ASSIGNMENT OF INVENTIONS, APPLICATIONS, PATENTS AND MARKS

FOR GOOD AND VALUABLE CONSIDERATION exchanged between Assignor and Assignee, receipt of which is acknowledged by Assignor:

1. Assignor declares and agrees that as used in this document ("Assignment") the following terms have the following meaning:

A. "Application(s)" means and includes both individually and collectively any and all (i) provisional United States patent applications; (ii) any and all nonprovisional Applications for United States Patents; (iv) any and all design patent applications; and any and all inventions described in the Applications and Letters Patent identified in Exhibit A and in Exhibit B attached to and incorporated by reference into this Assignment.

B. "Letter(s) Patent" means and includes both individually and collectively (i) any and all letters patent issued by the United States and anywhere in the world in connection with the Applications; (ii) any and all direct and indirect divisions, continuations, and continuations-in-part of an Application and any Letters Patent; (iii) any and all reissues or extensions of Letters Patent; (iv) any and all rights under any international treaties and conventions, including without limitation the International Convention for the Protection of Industrial Property and the Patent Cooperation Treaty; (v) any and all applications for a patent or patents filed in countries other than the United States ("Foreign Countries"); and (vi) any and all patents issued in connection with the invention or inventions described in the Applications and Letters Patent identified in Exhibit A and in Exhibit B attached to and incorporated by reference into this Assignment.

C. "Invention(s)" means the entire right, title and interest of Assignor in the inventions (i) described in the Applications and Letters Patent identified in Exhibit A and in Exhibit B attached to and incorporated by reference into this Assignment; (ii) any and all inventions, improvements and modifications of inventions, regardless of subject matter, invented by Assignor after July 1, 1994 (the effective date the Patent License Agreement described in this Assignment), whether or not the invention is described in or currently is included in Exhibit A or in Exhibit B attached to and incorporated by reference into this Assignment, and whether or not described in or claimed in a pending Application or Letters Patent; and (iii) any and all inventions of Assignor in connection with any subject matter invented by Assignor after July 1, 1994, whether or not related to footwear, shoes, orthotic devices, insoles and/or any other goods made, used and sold by Assignee. Assignor will promptly disclose to Assignee any and all Inventions and improvements to such Inventions.

D. "Mark(s)" means and includes both individually and collectively (i) any and all trademarks and service marks in connection with the word components, mark and registrations related to (i) Z-COIL®; (ii) any other mark intended to be used in commerce or actually used in commerce by Assignee, and/or used now or in the future by Assignee, identified in Exhibit A and in Exhibit B attached to and incorporated by reference into this Assignment; and (iii) any other mark intended to be used in commerce or actually used in commerce by Assignee, and/or used now or in the future by Assignee, whether or not described in or currently included in Exhibit A and in Exhibit B attached to and incorporated by reference into this Assignment.

E. "Assignor" means Alvaro Z. Gallegos, a single man, whose residence address is 1036 Solar Place, Albuquerque, New Mexico 87107.

F. "Assignee" means Z-Tech, Inc., a New Mexico corporation having a principal office at 6932 4th Street, N.W., Albuquerque, New Mexico 87107, including (i) any and

all subsidiaries, affiliates and controlled companies of Assignee, and (ii) any and all successors, assigns and legal representatives of Assignee.

G "Attorney" means Ray R. Regan, Esq., whose mailing address is P.O. Box 1442, Corrales, New Mexico 87048.

H. "Z-Tech Products" means (i) any and all footwear, shoes, orthotic devices, insoles, and any other goods and products made, used and sold under and in connection with all or any portion of one or more valid and unexpired Applications, Letters Patent and/or Inventions, and (ii) and any other goods and products offered for sale and sold by Assignee.

I. "Patent License Agreement" means the license agreement between Assignor and Assignee, effective on July 1, 1994, of SPRING ATHLETIC SHOE, U.S. Patent No. 5,435,079 issued by the U.S. Patent Office on July 25, 1995, and RIGID MIDSOLE FOOTWARE STRUCTURE WITH REMOVABLE UNDERCARRIAGE ATTACHING MEANS, U.S. Patent No. 5,970,630 issued on October 26, 1999.

2. In consideration of the mutual promises provided in this Assignment, receipt of which is acknowledged, and other good and sufficient consideration, Assignor assigns, sells, and conveys Assignor's entire right, title and interest in and to the Inventions, the Applications, the Letters Patent, and the Marks to Assignee, including at least the Inventions, Applications, Letters Patent and Marks listed in Exhibit A and in Exhibit B.

3. Assignor also assigns, sells, and conveys to Assignee the entire right title and interest of Assignor to file patent applications and applications for Marks in the United States and in Foreign Countries in connection with the Applications and Inventions ("Foreign Applications"), including the right to claim all benefits of any and all international conventions and treaties in connection with Foreign Applications, without further consultation with Assignor.

4. Assignor authorizes and requests the United States Commissioner and/or Director of Patents and Trademarks, patent office officials in Foreign Countries who are authorized by the patent laws of the Foreign Countries to issue patents, and trademark office officials in Foreign Countries who are authorized by the laws of the Foreign Countries to issue registrations for the Marks, to issue any and all Letters Patent and other forms of patents in connection with the Inventions, Applications, and Foreign Applications, and any and all registrations for Marks, to Assignee for the sole use and benefit of Assignee.

5. Assignor will, without receiving additional consideration and without expense to Assignee, sign any and all lawful papers and writings, and perform any and all other lawful acts Assignee may request of Assignor and Assignor's successors, assigns, and legal representatives that are, in the sole and determinative discretion of Assignee, appropriate or necessary to fully implement and make effective this Assignment, including by way of example but not of limitation (i) promptly executing all original, divisional, continuing, continuation-in-part applications, substitute, reissue, and other United States and Foreign Countries' Applications; (ii) promptly executing any and all lawful documents requested by the Assignee to further the prosecution of any Applications; (iii) promptly executing any and all lawful documents requested by the Assignee to further the prosecution of any applications for Marks; and (iv) cooperating with Assignee in executing any and all lawful documents and producing evidence in connection with any nullification, reissue, extension, infringement and invalidity proceedings.

6. Assignor, for the same consideration, represents and warrants to Assignee, and to the Assignee's successors, assigns, and legal representatives, that at the time of execution and delivery of this Assignment, except for any rights, titles and interests that have arisen in favor of Assignee under law or that have already been transferred by Assignor to Assignee, (i) that Assignor is the sole lawful owner of the entire right, title and interest in and to the Inventions, Applications, Patents and Marks; (ii) that the entire right, title and interest in and to the Inventions, Applications, Patents and Marks are unencumbered; and that (iii) Assignor has good and full right and lawful authority to assign, sell and convey the entire right, title and interest in

and to the Inventions, Applications, Patents and Marks as provided in this Assignment.

7. Assignor, for the same consideration, grants the Attorney the power to comply with the rules of the United States Patent and Trademark Office for recordation of this Assignment in the United States Patent and Trademark Office and any Foreign Country.

8. This Assignment will continue to be binding on Assignor and Assignor's representatives if a creditor or other claimant takes possession of, or a receiver, administrator or similar officer is appointed over, any assets of Assignee, and/or if Assignee makes a voluntary arrangement with creditors, and/or Assignee becomes subject to any court or administration order pursuant to any bankruptcy or insolvency law.

9. Assignee shall have no obligation to (i) instigate any suit or action for infringement of any Letters Patent or Mark; (ii) to defend any suit or action challenging the validity of any Letters Patent or Mark.

10. Assignee shall have no obligation to file any patent application associated with or corresponding with an Application, the Inventions and/or Letters Patent, and/or to secure any patent, and/or to maintain any Application, Letters Patent or Mark in force.

11. This Assignment provides the entire understanding between Assignor and Assignee regarding the assignment contemplated by this Assignment. The Patent License Agreement will continue in full force and effect. No amendment of this Assignment shall be binding on Assignor and/or Assignee unless made in writing and signed by an authorized representative of Assignee and by the Assignor.

12. Assignee shall defend, indemnify, and hold harmless Assignor against any and all claims, demands, disputes, actions, causes of action, and/or proceedings related to or arising directly or indirectly from (i) the manufacture, use, sale, importation, and exportation of Z-Tech

Products; (ii) patent and/or trademark infringement; and (iii) products liability, including reasonable attorney fees, expert fees, court and/or administrative costs, losses, damages, liabilities, and/or other direct or indirect costs and expenses.

13. Neither the failure nor the delay of either Assignor or Assignee to enforce any provision of this Assignment shall constitute a waiver of such provision or of the right of Assignor or Assignee to enforce each provision of this Assignment. If any provision of this Assignment is finally determined void or unenforceable in any judicial or administrative proceeding, such determination shall not affect the operation of the remaining provisions of this Assignment. This Assignment shall inure to the benefit of and be binding successors and assignees of Assignor and Assignee, including any successor of Assignee by sale or assignment of all or substantially all assets of Assignee.

14. This Assignment shall be governed by and construed in accordance with laws of the State of New Mexico. Any dispute between Assignor and Assignee in connection with this Assignment shall be submitted to the Federal District Court for New Mexico or state court of competent jurisdiction in New Mexico.

This Assignment has an Effective Date of 4-1, 2011

ASSIGNOR:

Name: Alvaro Z. Gallegos

STATE OF NEW MEXICO)
)
COUNTY OF BERNALILLO)

The foregoing instrument was acknowledged and sworn to before me this 1st day of April, 2011 by Alvaro Z. Gallegos, also known as Al Z. Gallegos, a single

man.

My Commission Expires: 10-6-11

Rachael C. Duran

Notary Public

OFFICIAL SEAL
Rachael C. Duran
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires: 10-6-11

ACCEPTED BY Z-TECH, INC.,
A New Mexico corporation,

By: ______________________
Andrés Gallegos
Its President

**ASSIGNMENT OF INVENTIONS,
APPLICATIONS AND PATENTS**

EXHIBIT A

LIST OF UNITED STATES PATENT APPLICATIONS, PATENTS AND INVENTIONS

Title	Pat.No.	Issued	Application No.	Law Firm
SHOE WITH SPRING	Des. 434,548	12/15/2000		
MULTIPIECE INSOLE	7,210,250 B2	05/1/2007		
SHOE SLIMMING INSOLE	Des. 536,518	02/13/2007		
ROTATING PIVOT FOR SHOE	6,829,848	12/14/2004		
FOOTWEAR WITH TWO-PLATE SYSTEM	7,111,416 B2	9/26/2006		Ken Nash
FOOTWEAR WITH TWO-PLATE SYSTEM (CIP)	7,549,237 B2	06/23/2009		Ken Nash
REPLACEABLE HEEL SYSTEM			12/018,358 1/13/2008	
RIGID ORTHOTIC WITH RESILIENT MEMBER			12/037,544 2/28/2008	

LIST OF UNITED STATES TRADEMARKS AND SERVICE MARKS

All trademarks and service marks listed below are owned by Z-Tech, Inc.

Mark	Serial No.	Registration No.	Issued	Filed
Z-COIL	76/626,083	3,026,281	12/13/2005	
PAIN RELIEF FOOTWEAR	77/310,174	3,420,977	04/29/2008	
Z-COIL		2,504,011	11/06/2001	
Z-COIL AND DESIGN		2,504,010	11/06/2001	
BIO-TREK	77/865,518			
ZOLES	77/353,073	3,570,686	02/03/2009	
SPRING FOOTWEAR DESIGN MARK	77/421,258	3,519,750	10/21/2008	
Z-ORTHOTIC	77/922,816		(1) See note below	
BELLAVIV	77/933,368		(1)	
Z-FIT	85/082,013		(1)	

(1) Statements of Use must be filed to obtain the Certificate of Registration.

ASSIGNMENT OF INVENTIONS,
APPLICATIONS AND PATENTS

EXHIBIT B

LIST OF FOREIGN PATENT APPLICATIONS, PATENTS AND INVENTIONS

Title	Pat.No.	Issued	Country	Law Firm/Contact
SPRING ATHLETIC SHOE	943697	05/29/2002	France	Oliff & Berridge
SPRING ATHLETIC SHOE	94194518.9	01/22/2003	China	Yong Oh Lee (1)
SPTING ATHLETIC SHOE	3377211	12/06/2002	Japan	Yong Oh Lee (1)
SPRING ATHLETIC SHOE (Design Patent)	2039796	11/15/1994 Renewed Thru 06/17/2014	UK	Williams Powell, UK
SPRING ATHLETIC SHOE (Design Patent)	2039797	11/15/1994 Renewed Thru 06/17/2014	UK	Williams Powell, UK

(1) Ownership of the patents in CN and JP is uncertain.

LIST OF FOREIGN TRADEMARKS AND SERVICE MARKS

Mark	County	Registration No.	Issued	Law Firm
Z-COIL	European (CTM)	4126041	01/26/2006	Barker Brettell
Z-COIL AND DESIGN	European (CTM)	4126074	01/26/2006	Barker Brettell

NOTE: The two above European (CTM) registrations originally were to cover the following countries: UK, Austria, Benelux, Cyprus, Czech Republic, Denmark, Eire, Estonia, Finland, France, Greece, Germany, Hungary, Ital, Latvia, Lithuania, Malta, Poland, Portugal, Slovakia, Slovenia, Spain and Sweden if the CTM applicant elected to seek patent protection in those countries.

Mark	County	Registration No.	Issued	Law Firm
Z-COIL AND DESIGN	European	2,088,417	05/29/2001	Oliff & Berridge
Z-COIL	Canada	1,238,308		SwabeyOgiliveyRenault
Z-COIL AND DESIGN	Canada	1,238,309		SwabeyOgiliveyRenault
Z-COIL	Mexico	871,239	12/17/2004	Becerril, Coca & Becerril
Z-COIL AND DESIGN	Mexico	872,409	12/17/2004	Becerril, Coca & Becerri

EXHIBIT 6(g)

EMPLOYMENT AGREEMENT BETWEEN

Z-TECH, INC.

AND

ALVARO Z. GALLEGOS DATED

JANUARY 14, 2011

EMPLOYMENT AGREEMENT

Z-Tech, Inc., ("Company") and Alvaro Z. Gallegos, ("Employee") agree as follows:

1. Employment. The Company employs Employee for the period beginning on the date of this Employment Agreement as set forth below, and ending upon discharge or resignation of Employee (the "Employment Period"). Employee's employment under this Agreement is strictly *at will.* During the Employment Period, Employee will serve in the position of the Company designated on Appendix A, or other position as determined by the Company. Employee will devote sufficient time and energies to the business of the Company to accomplish the duties assigned, will perform to the best of Employee's ability all duties assigned to Employee by the Company and will devote Employee's best efforts to advance the interests of the Company. Employee will have the power and authority determined by the Company.

2. Compensation. For all services performed by Employee for the Company during the Employment Period, the Company will pay Employee the salary set forth on Appendix "A". Employee will be entitled to participate in employee benefit programs established by the Company. Employee will be entitled to the employee benefits listed on Appendix A. If no Employee benefits are listed, Employee will not be entitled to any employee benefits unless otherwise provided by law and then only to the minimum required.

3. Reimbursement of Expenses. The Company recognizes that Employee, in performing Employee's duties under this Agreement, may be required to spend sums of money in connection with those duties for the benefit of the Company. Employee may present to the Company an itemized voucher listing expenses paid by Employee in the performance of Employee's duties on behalf of the Company, and on presentation of the itemized voucher, the Company will reimburse Employee for all reasonable expenses itemized, including but not limited to, travel, meals, lodging, entertainment, and promotion with respect to all activities approved in advance by the Company. Employee may receive advances from the Company for anticipated expenses. Employee agrees that the amount by which an advance exceeds actual expenses ("Amount") will be promptly refunded to the Company upon determination by the Company that it is due, that the Amount may be deducted from any payments of any nature (including without limitation salary) owed by the Company to employee, and that the Amount will constitute a debt from Employee to the Company, enforceable by the Company in all respects as if Employee had executed a promissory note or other instrument acknowledging the debt, bearing interest at a rate of 10% per year from the date repayment is due, and payable in full on demand without set-off or deduction.

4. Resignation and Discharge. Employee's employment under this Agreement is *at will.* Employee may resign or be discharged at any time and for any reason.

5. Competition and Confidential Information Restrictions.

A. A Confidential Information and Invention Assignment Agreement attached to this Agreement as Exhibit B, is executed contemporaneously with this Agreement and is incorporated into this Agreement by reference.

B. Competition Restrictions. Employee may not during the Employment Period, and for a period of one year following the termination of the Employment Period, anywhere in the United States, directly or indirectly, own, manage, operate, invest in, control, be employed by, participate in, be a financial sponsor of, or be connected in any manner with the ownership, management, operation or control of any business that competes with a business conducted by the Company at any time during the Employment Period or which Employee knows, during the Employment Period, that the Company intends to conduct. Employee acknowledges that this restriction is necessary for the Company's welfare and protection in light of the responsibilities assigned to Employee and Employee's status in the Company, that Employee is fully and adequately compensated for this restriction. Employee and the Company recognize that irreparable injury may result to the Company in the event of breach or threatened breach of this paragraph of this Agreement by Employee. If Employee commits a breach or threatens to commit a breach of any of the provisions of this paragraph, the Company shall have the right and remedy, in addition to any others that may be available, at law or in equity, to have the provisions of this paragraph specifically enforced by any court having equity jurisdiction, together with an accounting therefor, Employee having specifically acknowledged that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company.

6. Invalidity. If any provision of this Employment Agreement is later construed to be unenforceable or invalid, the remaining provisions shall not be affected but shall continue in full effect. If any term of this Employment Agreement is found to be unenforceable or invalid by any court having jurisdiction, that court shall have the power to reduce or revise the term and the paragraph(s) shall then be fully enforceable.

7. Assignment. Employee acknowledges that Employee's services are unique and personal. Accordingly, Employee may not assign Employee's rights or delegate Employee's duties or obligations under this Agreement. The Employer's rights and obligations shall inure to the benefit of and shall be binding upon Employer's successor and assigns.

8. Personnel Policies. The Company's written personnel policies apply to all of the Company's employees, including Employee, and describe additional terms and conditions of employment of Employee. Those terms and conditions, as the Company may revise from time to time, are incorporated by reference into this Employment Agreement. The Company reserves the right to revise the personnel policies from time to time, as the Company deems necessary. If any personnel policy provision conflicts with a provision of this Employment Agreement, the terms of this Employment Agreement shall govern.

9. Alcohol and Drug Testing. Employee agrees to comply with and submit to any Company program or policy for testing for alcohol abuse or use of drugs and, in the absence of such a program or policy, to submit to such testing as may be required by the Company and administered in accordance with applicable law and regulations.

10. Binding Effect. This Employment Agreement, and the Confidential Information and Inventor Assignment Agreement, constitute the entire understanding of the parties, may be modified only in writing, are governed by laws of the state of New Mexico, and will bind and inure to the benefit of Employee and Employee's personal representative and the Company and the Company's successors and assigns.

Dated: 1-14 2011

Company
Z-Tech, Inc.

By: M. Gallegos
Its: CEO

Employee

Name: Alvaro Z. Gallegos

Appendix A
to
Employment Agreement

Employee

Position:

Compensation: $87,500.00 per year, payable as provided in the Company's policies.

Employee Benefits:

Vacation: 40 Days per year - 320 hours

Holidays: 6 Days per year

Sick Leave: 33.47 per year - 267.75 hours.

Health Insurance: N/A

Disability Insurance: $19.20 a mo Premium

Life Insurance: $27,500.00 in Coverage = $5.77 a mo Premium

Other:

Exhibit B

Confidential Information and Invention Assignment Agreement

EXHIBIT 6(h)

EMPLOYMENT AGREEMENT

BETWEEN ANDRES A. GALLEGOS

AND

Z-TECH, INC. DATED

JANUARY 21, 2011

EMPLOYMENT AGREEMENT

Z-Tech, Inc., ("Company") and Andrei A. Galley ("Employee") agree as follows:

1. Employment. The Company employs Employee for the period beginning on the date of this Employment Agreement as set forth below, and ending upon discharge or resignation of Employee (the "Employment Period"). Employee's employment under this Agreement is strictly *at will.* During the Employment Period, Employee will serve in the position of the Company designated on Appendix A, or other position as determined by the Company. Employee will devote sufficient time and energies to the business of the Company to accomplish the duties assigned, will perform to the best of Employee's ability all duties assigned to Employee by the Company and will devote Employee's best efforts to advance the interests of the Company. Employee will have the power and authority determined by the Company.

2. Compensation. For all services performed by Employee for the Company during the Employment Period, the Company will pay Employee the salary set forth on Appendix "A". Employee will be entitled to participate in employee benefit programs established by the Company. Employee will be entitled to the employee benefits listed on Appendix A. If no Employee benefits are listed, Employee will not be entitled to any employee benefits unless otherwise provided by law and then only to the minimum required.

3. Reimbursement of Expenses. The Company recognizes that Employee, in performing Employee's duties under this Agreement, may be required to spend sums of money in connection with those duties for the benefit of the Company. Employee may present to the Company an itemized voucher listing expenses paid by Employee in the performance of Employee's duties on behalf of the Company, and on presentation of the itemized voucher, the Company will reimburse Employee for all reasonable expenses itemized, including but not limited to, travel, meals, lodging, entertainment, and promotion with respect to all activities approved in advance by the Company. Employee may receive advances from the Company for anticipated expenses. Employee agrees that the amount by which an advance exceeds actual expenses ("Amount") will be promptly refunded to the Company upon determination by the Company that it is due, that the Amount may be deducted from any payments of any nature (including without limitation salary) owed by the Company to employee, and that the Amount will constitute a debt from Employee to the Company, enforceable by the Company in all respects as if Employee had executed a promissory note or other instrument acknowledging the debt, bearing interest at a rate of 10% per year from the date repayment is due, and payable in full on demand without set-off or deduction.

4. Resignation and Discharge. Employee's employment under this Agreement is *at will.* Employee may resign or be discharged at any time and for any reason.

5. Competition and Confidential Information Restrictions.

A. A Confidential Information and Invention Assignment Agreement attached to this Agreement as Exhibit B, is executed contemporaneously with this Agreement and is incorporated into this Agreement by reference.

B. Competition Restrictions. Employee may not during the Employment Period, and for a period of one year following the termination of the Employment Period, anywhere in the United States, directly or indirectly, own, manage, operate, invest in, control, be employed by, participate in, be a financial sponsor of, or be connected in any manner with the ownership, management, operation or control of any business that competes with a business conducted by the Company at any time during the Employment Period or which Employee knows, during the Employment Period, that the Company intends to conduct. Employee acknowledges that this restriction is necessary for the Company's welfare and protection in light of the responsibilities assigned to Employee and Employee's status in the Company, that Employee is fully and adequately compensated for this restriction. Employee and the Company recognize that irreparable injury may result to the Company in the event of breach or threatened breach of this paragraph of this Agreement by Employee. If Employee commits a breach or threatens to commit a breach of any of the provisions of this paragraph, the Company shall have the right and remedy, in addition to any others that may be available, at law or in equity, to have the provisions of this paragraph specifically enforced by any court having equity jurisdiction, together with an accounting therefor, Employee having specifically acknowledged that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company.

6. Invalidity. If any provision of this Employment Agreement is later construed to be unenforceable or invalid, the remaining provisions shall not be affected but shall continue in full effect. If any term of this Employment Agreement is found to be unenforceable or invalid by any court having jurisdiction, that court shall have the power to reduce or revise the term and the paragraph(s) shall then be fully enforceable.

7. Assignment. Employee acknowledges that Employee's services are unique and personal. Accordingly, Employee may not assign Employee's rights or delegate Employee's duties or obligations under this Agreement. The Employer's rights and obligations shall inure to the benefit of and shall be binding upon Employer's successor and assigns.

8. Personnel Policies. The Company's written personnel policies apply to all of the Company's employees, including Employee, and describe additional terms and conditions of employment of Employee. Those terms and conditions, as the Company may revise from time to time, are incorporated by reference into this Employment Agreement. The Company reserves the right to revise the personnel policies from time to time, as the Company deems necessary. If any personnel policy provision conflicts with a provision of this Employment Agreement, the terms of this Employment Agreement shall govern.

9. Alcohol and Drug Testing. Employee agrees to comply with and submit to any Company program or policy for testing for alcohol abuse or use of drugs and, in the absence of such a program or policy, to submit to such testing as may be required by the Company and administered in accordance with applicable law and regulations.



10. Binding Effect. This Employment Agreement, and the Confidential Information and Inventor Assignment Agreement, constitute the entire understanding of the parties, may be modified only in writing, are governed by laws of the state of New Mexico, and will bind and inure to the benefit of Employee and Employee's personal representative and the Company and the Company's successors and assigns.

Dated: 1-21 2011

Company
Z-Tech, Inc.

By: M Gallegos
Its: ______________
Alvaro Gallegos

Employee

Name: Andres A. Gallegos

Appendix A
to
Employment Agreement

Employee

Position:

Compensation: $ 110,000.00 per year, payable as provided in the Company's policies.

Employee Benefits:

Vacation: 320 hours per year = 40 Days

Holidays: 6 company paid days off

Sick Leave: 275.15 hours per year = 34.39 Days

Health Insurance: Ann. comp paid portion = $3,720.24 Annually

Disability Insurance: Ann. comp paid = $230.40

Life Insurance: Ann. comp paid = $ 356.40

Other:



EXHIBIT 6(i)

EMPLOYMENT AGREEMENT BETWEEN

LUCIA M. GALLEGOS

AND

Z-TECH, INC. DATED

JANUARY 14, 2011

EMPLOYMENT AGREEMENT

Z-Tech, Inc., ("Company") and M. Lucia Gallegos, ("Employee") agree as follows:

1. Employment. The Company employs Employee for the period beginning on the date of this Employment Agreement as set forth below, and ending upon discharge or resignation of Employee (the "Employment Period"). Employee's employment under this Agreement is strictly *at will.* During the Employment Period, Employee will serve in the position of the Company designated on Appendix A, or other position as determined by the Company. Employee will devote sufficient time and energies to the business of the Company to accomplish the duties assigned, will perform to the best of Employee's ability all duties assigned to Employee by the Company and will devote Employee's best efforts to advance the interests of the Company. Employee will have the power and authority determined by the Company.

2. Compensation. For all services performed by Employee for the Company during the Employment Period, the Company will pay Employee the salary set forth on Appendix "A". Employee will be entitled to participate in employee benefit programs established by the Company. Employee will be entitled to the employee benefits listed on Appendix A. If no Employee benefits are listed, Employee will not be entitled to any employee benefits unless otherwise provided by law and then only to the minimum required.

3. Reimbursement of Expenses. The Company recognizes that Employee, in performing Employee's duties under this Agreement, may be required to spend sums of money in connection with those duties for the benefit of the Company. Employee may present to the Company an itemized voucher listing expenses paid by Employee in the performance of Employee's duties on behalf of the Company, and on presentation of the itemized voucher, the Company will reimburse Employee for all reasonable expenses itemized, including but not limited to, travel, meals, lodging, entertainment, and promotion with respect to all activities approved in advance by the Company. Employee may receive advances from the Company for anticipated expenses. Employee agrees that the amount by which an advance exceeds actual expenses ("Amount") will be promptly refunded to the Company upon determination by the Company that it is due, that the Amount may be deducted from any payments of any nature (including without limitation salary) owed by the Company to employee, and that the Amount will constitute a debt from Employee to the Company, enforceable by the Company in all respects as if Employee had executed a promissory note or other instrument acknowledging the debt, bearing interest at a rate of 10% per year from the date repayment is due, and payable in full on demand without set-off or deduction.

4. Resignation and Discharge. Employee's employment under this Agreement is *at will.* Employee may resign or be discharged at any time and for any reason.

5. Competition and Confidential Information Restrictions.

A. A Confidential Information and Invention Assignment Agreement attached to this Agreement as Exhibit B, is executed contemporaneously with this Agreement and is incorporated into this Agreement by reference.

B. Competition Restrictions. Employee may not during the Employment Period, and for a period of one year following the termination of the Employment Period, anywhere in the United States, directly or indirectly, own, manage, operate, invest in, control, be employed by, participate in, be a financial sponsor of, or be connected in any manner with the ownership, management, operation or control of any business that competes with a business conducted by the Company at any time during the Employment Period or which Employee knows, during the Employment Period, that the Company intends to conduct. Employee acknowledges that this restriction is necessary for the Company's welfare and protection in light of the responsibilities assigned to Employee and Employee's status in the Company, that Employee is fully and adequately compensated for this restriction. Employee and the Company recognize that irreparable injury may result to the Company in the event of breach or threatened breach of this paragraph of this Agreement by Employee. If Employee commits a breach or threatens to commit a breach of any of the provisions of this paragraph, the Company shall have the right and remedy, in addition to any others that may be available, at law or in equity, to have the provisions of this paragraph specifically enforced by any court having equity jurisdiction, together with an accounting therefor, Employee having specifically acknowledged that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company.

6. Invalidity. If any provision of this Employment Agreement is later construed to be unenforceable or invalid, the remaining provisions shall not be affected but shall continue in full effect. If any term of this Employment Agreement is found to be unenforceable or invalid by any court having jurisdiction, that court shall have the power to reduce or revise the term and the paragraph(s) shall then be fully enforceable.

7. Assignment. Employee acknowledges that Employee's services are unique and personal. Accordingly, Employee may not assign Employee's rights or delegate Employee's duties or obligations under this Agreement. The Employer's rights and obligations shall inure to the benefit of and shall be binding upon Employer's successor and assigns.

8. Personnel Policies. The Company's written personnel policies apply to all of the Company's employees, including Employee, and describe additional terms and conditions of employment of Employee. Those terms and conditions, as the Company may revise from time to time, are incorporated by reference into this Employment Agreement. The Company reserves the right to revise the personnel policies from time to time, as the Company deems necessary. If any personnel policy provision conflicts with a provision of this Employment Agreement, the terms of this Employment Agreement shall govern.

9. Alcohol and Drug Testing. Employee agrees to comply with and submit to any Company program or policy for testing for alcohol abuse or use of drugs and, in the absence of such a program or policy, to submit to such testing as may be required by the Company and administered in accordance with applicable law and regulations.

10. Binding Effect. This Employment Agreement, and the Confidential Information and Inventor Assignment Agreement, constitute the entire understanding of the parties, may be modified only in writing, are governed by laws of the state of New Mexico, and will bind and inure to the benefit of Employee and Employee's personal representative and the Company and the Company's successors and assigns.

Dated: 11/14 2011

Company
Z-Tech, Inc.

By: [signature]
Its: CEO

Employee

[signature]
Name: M. Lucia Gallegos

Appendix A
to
Employment Agreement

Employee

Position:

Compensation: $80,000.00 per years, payable as provided in the Company's policies.

Employee Benefits:

Vacation: 38.5 Days per year - 308 hours

Holidays: 6 Days per year

Sick Leave: 33 Days per year - 264.05 hours

Health Insurance: $227.77 a month premium

Disability Insurance: $19.20 a month premium

Life Insurance: $120,000.00 in coverage = $25.20 a mo premium.

Other:

EXHIBIT 6(j)

CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMEN AGREEMENT

BETWEEN Z-TECH, INC.

AND

ALVARO Z. GALLEGOS DATED

MARCH 7, 2011

Z-Tech, Inc.

CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREEMENT

As a condition of my becoming employed (or my employment being continued) by or retained as a consultant (or my consulting relationship being continued) by Z-Tech, Inc., a New Mexico corporation (Z-Tech), or any of its current or future subsidiaries, affiliates, successors or assigns (collectively, the "Company"), and in consideration of my employment or consulting relationship with the Company and my receipt of the compensation now and hereafter paid to me by the Company, I agree to the following:

1. Confidential Information.

(a) **Company Information.** I agree at all times during the term of my consulting engagement and employment (together, the "Relationship") with the Company and thereafter, to hold in strictest confidence, and not to use, except for the benefit of the Company to the extent necessary to perform my obligations to the Company under the Relationship, or to disclose to any person, firm, corporation or other entity without written authorization of the Board of Directors (or equivalent authority) of the Company, any Confidential Information of the Company which I obtain or create. I further agree not to make copies of that Confidential Information except as authorized by the Company. I understand that "Confidential Information" means any Company proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, suppliers, customer lists and customers (including, but not limited to, customers of the Company on whom I called or with whom I became acquainted during the Relationship), prices and costs, markets, software, developments, inventions, laboratory notebooks, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, licenses, finances, budgets or other business information disclosed to me by the Company either directly or indirectly in writing, orally or by drawings or observation of parts or equipment or created by me during the period of the Relationship, whether or not during working hours. I understand that Confidential Information includes, but is not limited to, information pertaining to any aspect of the Company's business which is either information not known by actual or potential competitors of the Company or other third parties not under confidentiality obligations to the Company, or is otherwise proprietary information of the Company or, to the extent obtained as a result of the Relationship, is proprietary information of the Company's customers or suppliers, whether of a technical nature or otherwise. I further understand that Confidential Information does not include any of the foregoing items which were known to me before my Relationship, have or become publicly known or made generally available through no wrongful act of mine or of others who were under confidentiality obligations as to the item or items involved.

(b) Prior Obligations. I represent that my performance of all terms of this Agreement as an employee or a consultant of the Company has not breached and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by me before or subsequent to the commencement of my Relationship with the Company, and I will not disclose to the Company, or use, any inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party. I will not induce the Company to use any inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party.

(c) Third Party Information. I recognize that the Company has received and in the future will receive confidential or proprietary information from third parties subject to a duty on the Company's part to maintain the confidentiality of that information and to use it only for certain limited purposes. I agree to hold all that confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out my work for the Company consistent with the Company's agreement with that third party.

2. Inventions.

(a) Inventions Retained and Licensed I have attached to this Agreement, as Exhibit A, a list describing with particularity all inventions, original works of authorship, developments, improvements, and trade secrets which were made by me before the commencement of the Relationship (collectively referred to as "Prior Inventions"), which belong solely to me or belong to me jointly with another, which relate in any way to any of the Company's proposed businesses, products or research and development, and which are not assigned to the Company under this Agreement; or, if no list is attached, I represent that there are no Prior Inventions. If, in the course of my Relationship with the Company, I incorporate into a Company product, process or machine a Prior Invention owned by me or in which I have an interest, the Company is hereby granted and shall have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell and otherwise distribute that Prior Invention as part of or in connection with that product, process or machine.

(b) Assignment of Inventions. I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and assign to the Company, or its designee, all my right, title and interest throughout the world in and to any and all inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of my Relationship with the Company (collectively referred to as "Inventions"). I further acknowledge that all Inventions which are made by me (solely or jointly with others) within the scope of and during the period of my Relationship with the Company are "works made for hire" (to the greatest extent permitted by applicable law) and are compensated by my salary (if I am an employee) or by those amounts paid to me under any applicable consulting agreement or consulting arrangements (if I am a consultant), unless regulated otherwise by the mandatory law of the State of New Mexico.

(c) Maintenance of Records. I agree to keep and maintain adequate and current written records of all Inventions made by me (solely or jointly with others) during the term of my Relationship with the Company. The records may be in the form of notes, sketches, drawings, flow charts, electronic data or recordings, laboratory notebooks, and any other format. The records will be available to and remain the sole property of the Company at all times. I agree not to remove those records from the Company's place of business except as expressly permitted by Company policy which may, from time to time, be revised at the sole election of the Company for the purpose of furthering the Company's business. I agree to return all records (including any copies of those records) to the Company at the time of termination of my Relationship with the Company as provided for in Section 3.

(d) **Patent and Copyright Rights**. I agree to assist the Company, or its designee, at its expense, in every proper way to secure the Company's, or its designee's, rights in the Inventions and any copyrights, patents, trademarks, mask work rights, moral rights, or other intellectual property rights relating to the Inventions in any and all countries, including (i) the disclosure to the Company or its designee of all pertinent information and data with respect to the Inventions,and (ii) the execution of all applications, specifications, oaths, assignments, recordations, and all other instruments which the Company or its designee shall deem necessary in order to apply for, obtain, maintain and transfer those rights, or if not transferable, waive those rights, and in order to assign and convey to the Company or its designee and any successors, assigns and nominees the sole and exclusive rights, title and interest in and to those Inventions, and any copyrights, patents, mask work rights or other intellectual property rights relating to the Inventions. I further agree that my obligation to execute or cause to be executed, when it is in my power to do so, any instrument or papers shall continue after the termination of this Agreement until the expiration of the last intellectual property right to expire in any country of the world. If the Company or its designee is unable because of my mental or physical incapacity or unavailability or for any other reason to secure my signature to apply for or to pursue any application for any United States or foreign patents, copyright, mask works, or other registrations covering Inventions or original works of authorship assigned to the Company or its designee as above, then I irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead to execute and file any applications and to do all other lawfully permitted acts to further the application for, prosecution, issuance, maintenance or transfer of letters patent, copyright or other registrations on the Inventions with the same legal force and effect as if originally executed by me. I waive and irrevocably quitclaim to the Company or its designee any and all claims, of any nature whatsoever, which I now or hereafter have for infringement of any and all proprietary rights assigned to the Company or designee.

3. **Company Property; Returning Company Documents**. I acknowledge and agree that I have no expectation of privacy with respect to the Company's telecommunications, networking or information processing systems (including, without limitation, stored company files, e-mail messages and voice messages) and that my activity and any files or messages on or using any of those systems may be monitored at any time without notice. I further agree that any property situated on the Company's premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. I agree that, at the time of termination of my Relationship with the Company, I will deliver to the Company (and will not keep in my possession, recreate or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, laboratory notebooks, materials, flow charts, equipment, other documents or property, or reproductions of any of the aforementioned items developed by me pursuant to the Relationship or otherwise belonging to the Company, its successors or assigns. Upon the termination of the Relationship, I agree to sign and deliver the "Termination Certification" attached to this Agreement as Exhibit B; however, my failure to sign and deliver the Termination Certificate shall in no way diminish my continuing obligations under this Agreement.

4. **Business Relationships.** I acknowledge the Company's efforts to establish valuable business relationships with its clients, customers and suppliers. I recognize that the Company has invested resources in the training and the professional development of me, and I further recognize my responsibility to the Company when the Company entrusts me with Confidential Information. In view of the Company's efforts, I agree that unless the Company authorizes me to do so in writing, I will not, for a period of one year after termination of employment with the Company, solicit the purchase of products or services

directly competing with products and services of the Company from any person, corporation, business organization or enterprise which: (i) has made any purchase of products or services from the Company within the two years immediately preceding termination of my former employment ("Customer"); or (ii) has been contacted by me during the last 12 months of my employment for the purpose of securing the purchase of products or services from the Company ("Prospective Customer").

5. **Notification to Other Parties**.

(a) **Employees**. If I leave the employ of the Company, I consent to notification by the Company to my new employer about my rights and obligations under this Agreement.

(b) **Consultants**. I grant consent to notification by the Company to any other parties besides the Company with whom I maintain a consulting relationship, including parties with whom that relationship commences after the effective date of this Agreement, about my rights and obligations under this Agreement.

6. **Solicitation of Employees, Consultants and Other Parties**. I agree that during the term of my Relationship with the Company, and for a period of twelve (12) months immediately following the termination of my Relationship with the Company for any reason, whether with or without cause, I shall not either directly or indirectly solicit, induce, recruit or encourage any of the Company's employees or consultants to terminate their relationship with the Company, or attempt to solicit, induce, recruit, encourage or take away employees or consultants of the Company, either for myself or for any other person or entity. Further, during my Relationship with the Company and at any time following termination of my Relationship with the Company for any reason, with or without cause, I shall not use any Confidential Information of the Company to attempt to negatively influence any of the Company's clients or customers from purchasing Company products or services or to solicit or influence or attempt to influence any client, customer or other person either directly or indirectly, to direct his or its purchase of products or services to any person, firm, corporation, institution or other entity in competition with the business of the Company.

7. **Representations and Covenants.**

(a) **Facilitation of Agreement.** I agree to execute promptly any proper oath or verify any proper document required to carry out the terms of this Agreement upon the Company's written request to do so.

(b) **Conflicts.** I represent that my performance of all the terms of this Agreement does not and will not breach any agreement I have entered into, or will enter into with any third party, including without limitation any agreement to keep in confidence proprietary information acquired by me in confidence or in trust before commencement of my Relationship with the Company. I agree not to enter into any written or oral agreement that conflicts with the provisions of this Agreement.

(c) **Voluntary Execution.** I certify and acknowledge that I have carefully read all of the provisions of this Agreement and that I understand and will fully and faithfully comply with those provisions.

8. **General Provisions.**

(a) **Governing Law.** The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New Mexico, without giving effect to the principles of conflict of laws.

(b) **Entire Agreement.** This Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter in this Agreement and merges all prior discussions between us. No modification or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by both parties. Any subsequent change or changes in my duties, obligations, rights or compensation will not affect the validity or scope of this Agreement.

(c) **Invalidity.** If any provision of this Agreement is later construed to be unenforceable or invalid, the remaining provisions shall not be affected but shall continue in full effect. If any term of this Agreement is found to be unenforceable or invalid by any court having jurisdiction, that court shall have the power to reduce or revise the term and the paragraph(s) shall then be fully enforceable.

(d) **Successors and Assigns.** This Agreement will be binding upon my heirs, executors, administrators and other legal representatives, and my successors and assigns, and will be for the benefit of the Company, its successors, and its assigns.

(e) **Survival.** The provisions of this Agreement shall survive the termination of the Relationship and the assignment of this Agreement by the Company to any successor in interest or other assignee.

(f) **Remedies**. I acknowledge and agree that violation of this Agreement by me may cause the Company irreparable harm, and therefore agree that the Company will be entitled to seek extraordinary relief in court, including but not limited to temporary restraining orders, preliminary injunctions and permanent injunctions without the necessity of posting a bond or other security and in addition to and without prejudice to any other rights or remedies that the Company may have for a breach of this Agreement.

(g) **Counterparts and Signatures**. This Agreement may be executed in counterparts. Facsimile and electronic signatures will be deemed to be originals for all purposes under this Agreement.

(g) **ADVICE OF COUNSEL.** I ACKNOWLEDGE THAT, IN EXECUTING THIS AGREEMENT, I HAVE HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND I HAVE READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION OF THIS AGREEMENT.

[Signature Page Follows]

The parties have executed this Agreement on the respective dates set forth below:

COMPANY:

Z-Tech, Inc.

By: [signature]
Name: ANDRES GALLEGOS
Title: PRESIDENT & CEO

Date: 3-7-11

Address: 6932 4th Street NW
Albuquerque, NM 87107

EMPLOYEE or CONSULTANT:

Name: Alvaro Z. Gallegos

Signature [signature]

Date: 1-14-2011

Address:
1036 Solar Rd NW
Alb NM 87107

EXHIBIT A

LIST OF PRIOR INVENTIONS AND ORIGINAL WORKS OF AUTHORSHIP EXCLUDED UNDER SECTION 2

Title	Date	Identifying Number or Brief Description
Rigid midsole		
Spring shoe		

____ No inventions or improvements

____ Additional Sheets Attached

Signature of Employee/Consultant: ________________

Print Name of Employee/Consultant: ________________

Date: ____

EXHIBIT B

TERMINATION CERTIFICATION

This is to certify that I do not have in my possession, nor have I failed to return, any devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, laboratory notebooks, flow charts, materials, equipment, other documents or property, or copies or reproductions of any aforementioned items belonging to Z-Tech, Inc., its subsidiaries, affiliates, successors or assigns (together the "Company").

I further certify that I have complied with all the terms of the Company's Confidential Information and Invention Assignment Agreement signed by me, including the reporting of any inventions and original works of authorship (as defined in that Agreement), conceived or made by me (solely or jointly with others) covered by that Agreement.

I further agree that, in compliance with the Confidential Information and Invention Assignment Agreement, I will preserve as confidential all trade secrets, confidential knowledge, data or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, customer lists, business plans, financial information or other subject matter pertaining to any business of the Company or any of its employees, clients, consultants or licensees.

I further acknowledge the Company's efforts to establish valuable business relationships with its clients, customers and suppliers. I recognize that the Company has invested resources in the training and the professional development of me, and I further recognize my responsibility to the Company when the Company entrusts me with Confidential Information. In view of the Company's efforts, I agree that unless the Company authorizes me to do so in writing, I will not, for a period of one year after termination of employment with the Company, solicit the purchase of products or services directly competing with products and services of the Company from any person, corporation, business organization or enterprise which: (i) has made any purchase of products or services from the Company within the two years immediately preceding termination of my former employment ("Customer"); or (ii) has been contacted by me during the last 12 months of my employment for the purpose of securing the purchase of products or services from the Company ("Prospective Customer").

Date: ____________________________

____
(Employee's Signature)

____
(Type/Print Employee's Name

EXHIBIT 6(k)

CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREEMENT

BETWEEN

Z-TECH, INC.

AND

ANDRES A. GALLEGOS

DATED

April 1, 2011

Z-Tech, Inc.

CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREEMENT

As a condition of my becoming employed (or my employment being continued) by or retained as a consultant (or my consulting relationship being continued) by Z-Tech, Inc., a New Mexico corporation (Z-Tech), or any of its current or future subsidiaries, affiliates, successors or assigns (collectively, the "Company"), and in consideration of my employment or consulting relationship with the Company and my receipt of the compensation now and hereafter paid to me by the Company, I agree to the following:

1. Confidential Information.

(a) **Company Information.** I agree at all times during the term of my consulting engagement and employment (together, the "Relationship") with the Company and thereafter, to hold in strictest confidence, and not to use, except for the benefit of the Company to the extent necessary to perform my obligations to the Company under the Relationship, or to disclose to any person, firm, corporation or other entity without written authorization of the Board of Directors (or equivalent authority) of the Company, any Confidential Information of the Company which I obtain or create. I further agree not to make copies of that Confidential Information except as authorized by the Company. I understand that "Confidential Information" means any Company proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, suppliers, customer lists and customers (including, but not limited to, customers of the Company on whom I called or with whom I became acquainted during the Relationship), prices and costs, markets, software, developments, inventions, laboratory notebooks, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, licenses, finances, budgets or other business information disclosed to me by the Company either directly or indirectly in writing, orally or by drawings or observation of parts or equipment or created by me during the period of the Relationship, whether or not during working hours. I understand that Confidential Information includes, but is not limited to, information pertaining to any aspect of the Company's business which is either information not known by actual or potential competitors of the Company or other third parties not under confidentiality obligations to the Company, or is otherwise proprietary information of the Company or, to the extent obtained as a result of the Relationship, is proprietary information of the Company's customers or suppliers, whether of a technical nature or otherwise. I further understand that Confidential Information does not include any of the foregoing items which were known to me before my Relationship, have or become publicly known or made generally available through no wrongful act of mine or of others who were under confidentiality obligations as to the item or items involved.

(b) Prior Obligations. I represent that my performance of all terms of this Agreement as an employee or a consultant of the Company has not breached and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by me before or subsequent to the commencement of my Relationship with the Company, and I will not disclose to the Company, or use, any inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party. I will not induce the Company to use any inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party.

(c) Third Party Information. I recognize that the Company has received and in the future will receive confidential or proprietary information from third parties subject to a duty on the Company's part to maintain the confidentiality of that information and to use it only for certain limited purposes. I agree to hold all that confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out my work for the Company consistent with the Company's agreement with that third party.

2. Inventions.

(a) Inventions Retained and Licensed I have attached to this Agreement, as Exhibit A, a list describing with particularity all inventions, original works of authorship, developments, improvements, and trade secrets which were made by me before the commencement of the Relationship (collectively referred to as "Prior Inventions"), which belong solely to me or belong to me jointly with another, which relate in any way to any of the Company's proposed businesses, products or research and development, and which are not assigned to the Company under this Agreement; or, if no list is attached, I represent that there are no Prior Inventions. If, in the course of my Relationship with the Company, I incorporate into a Company product, process or machine a Prior Invention owned by me or in which I have an interest, the Company is hereby granted and shall have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell and otherwise distribute that Prior Invention as part of or in connection with that product, process or machine.

(b) Assignment of Inventions. I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and assign to the Company, or its designee, all my right, title and interest throughout the world in and to any and all inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of my Relationship with the Company (collectively referred to as "Inventions"). I further acknowledge that all Inventions which are made by me (solely or jointly with others) within the scope of and during the period of my Relationship with the Company are "works made for hire" (to the greatest extent permitted by applicable law) and are compensated by my salary (if I am an employee) or by those amounts paid to me under any applicable consulting agreement or consulting arrangements (if I am a consultant), unless regulated otherwise by the mandatory law of the State of New Mexico.

(c) Maintenance of Records. I agree to keep and maintain adequate and current written records of all Inventions made by me (solely or jointly with others) during the term of my Relationship with the Company. The records may be in the form of notes, sketches, drawings, flow charts, electronic data or recordings, laboratory notebooks, and any other format. The records will be available to and remain the sole property of the Company at all times. I agree not to remove those records from the Company's place of business except as expressly permitted by Company policy which may, from time to time, be revised at the sole election of the Company for the purpose of furthering the Company's business. I agree to return all records (including any copies of those records) to the Company at the time of termination of my Relationship with the Company as provided for in Section 3.

(d) **Patent and Copyright Rights**. I agree to assist the Company, or its designee, at its expense, in every proper way to secure the Company's, or its designee's, rights in the Inventions and any copyrights, patents, trademarks, mask work rights, moral rights, or other intellectual property rights relating to the Inventions in any and all countries, including (i) the disclosure to the Company or its designee of all pertinent information and data with respect to the Inventions,and (ii) the execution of all applications, specifications, oaths, assignments, recordations, and all other instruments which the Company or its designee shall deem necessary in order to apply for, obtain, maintain and transfer those rights, or if not transferable, waive those rights, and in order to assign and convey to the Company or its designee and any successors, assigns and nominees the sole and exclusive rights, title and interest in and to those Inventions, and any copyrights, patents, mask work rights or other intellectual property rights relating to the Inventions. I further agree that my obligation to execute or cause to be executed, when it is in my power to do so, any instrument or papers shall continue after the termination of this Agreement until the expiration of the last intellectual property right to expire in any country of the world. If the Company or its designee is unable because of my mental or physical incapacity or unavailability or for any other reason to secure my signature to apply for or to pursue any application for any United States or foreign patents, copyright, mask works, or other registrations covering Inventions or original works of authorship assigned to the Company or its designee as above, then I irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead to execute and file any applications and to do all other lawfully permitted acts to further the application for, prosecution, issuance, maintenance or transfer of letters patent, copyright or other registrations on the Inventions with the same legal force and effect as if originally executed by me. I waive and irrevocably quitclaim to the Company or its designee any and all claims, of any nature whatsoever, which I now or hereafter have for infringement of any and all proprietary rights assigned to the Company or designee.

3. **Company Property; Returning Company Documents**. I acknowledge and agree that I have no expectation of privacy with respect to the Company's telecommunications, networking or information processing systems (including, without limitation, stored company files, e-mail messages and voice messages) and that my activity and any files or messages on or using any of those systems may be monitored at any time without notice. I further agree that any property situated on the Company's premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. I agree that, at the time of termination of my Relationship with the Company, I will deliver to the Company (and will not keep in my possession, recreate or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, laboratory notebooks, materials, flow charts, equipment, other documents or property, or reproductions of any of the aforementioned items developed by me pursuant to the Relationship or otherwise belonging to the Company, its successors or assigns. Upon the termination of the Relationship, I agree to sign and deliver the "Termination Certification" attached to this Agreement as Exhibit B; however, my failure to sign and deliver the Termination Certificate shall in no way diminish my continuing obligations under this Agreement.

4. Business Relationships. I acknowledge the Company's efforts to establish valuable business relationships with its clients, customers and suppliers. I recognize that the Company has invested resources in the training and the professional development of me, and I further recognize my responsibility to the Company when the Company entrusts me with Confidential Information. In view of the Company's efforts, I agree that unless the Company authorizes me to do so in writing, I will not, for a period of one year after termination of employment with the Company, solicit the purchase of products or services

directly competing with products and services of the Company from any person, corporation, business organization or enterprise which: (i) has made any purchase of products or services from the Company within the two years immediately preceding termination of my former employment ("Customer"); or (ii) has been contacted by me during the last 12 months of my employment for the purpose of securing the purchase of products or services from the Company ("Prospective Customer").

5. **Notification to Other Parties**.

(a) **Employees**. If I leave the employ of the Company, I consent to notification by the Company to my new employer about my rights and obligations under this Agreement.

(b) **Consultants**. I grant consent to notification by the Company to any other parties besides the Company with whom I maintain a consulting relationship, including parties with whom that relationship commences after the effective date of this Agreement, about my rights and obligations under this Agreement.

6. **Solicitation of Employees, Consultants and Other Parties**. I agree that during the term of my Relationship with the Company, and for a period of twelve (12) months immediately following the termination of my Relationship with the Company for any reason, whether with or without cause, I shall not either directly or indirectly solicit, induce, recruit or encourage any of the Company's employees or consultants to terminate their relationship with the Company, or attempt to solicit, induce, recruit, encourage or take away employees or consultants of the Company, either for myself or for any other person or entity. Further, during my Relationship with the Company and at any time following termination of my Relationship with the Company for any reason, with or without cause, I shall not use any Confidential Information of the Company to attempt to negatively influence any of the Company's clients or customers from purchasing Company products or services or to solicit or influence or attempt to influence any client, customer or other person either directly or indirectly, to direct his or its purchase of products or services to any person, firm, corporation, institution or other entity in competition with the business of the Company.

7. **Representations and Covenants**.

(a) **Facilitation of Agreement.** I agree to execute promptly any proper oath or verify any proper document required to carry out the terms of this Agreement upon the Company's written request to do so.

(b) **Conflicts.** I represent that my performance of all the terms of this Agreement does not and will not breach any agreement I have entered into, or will enter into with any third party, including without limitation any agreement to keep in confidence proprietary information acquired by me in confidence or in trust before commencement of my Relationship with the Company. I agree not to enter into any written or oral agreement that conflicts with the provisions of this Agreement.

(c) **Voluntary Execution.** I certify and acknowledge that I have carefully read all of the provisions of this Agreement and that I understand and will fully and faithfully comply with those provisions.

8. **General Provisions.**

(a) **Governing Law.** The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New Mexico, without giving effect to the principles of conflict of laws.

(b) **Entire Agreement.** This Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter in this Agreement and merges all prior discussions between us. No modification or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by both parties. Any subsequent change or changes in my duties, obligations, rights or compensation will not affect the validity or scope of this Agreement.

(c) **Invalidity.** If any provision of this Agreement is later construed to be unenforceable or invalid, the remaining provisions shall not be affected but shall continue in full effect. If any term of this Agreement is found to be unenforceable or invalid by any court having jurisdiction, that court shall have the power to reduce or revise the term and the paragraph(s) shall then be fully enforceable.

(d) **Successors and Assigns.** This Agreement will be binding upon my heirs, executors, administrators and other legal representatives, and my successors and assigns, and will be for the benefit of the Company, its successors, and its assigns.

(e) **Survival.** The provisions of this Agreement shall survive the termination of the Relationship and the assignment of this Agreement by the Company to any successor in interest or other assignee.

(f) **Remedies**. I acknowledge and agree that violation of this Agreement by me may cause the Company irreparable harm, and therefore agree that the Company will be entitled to seek extraordinary relief in court, including but not limited to temporary restraining orders, preliminary injunctions and permanent injunctions without the necessity of posting a bond or other security and in addition to and without prejudice to any other rights or remedies that the Company may have for a breach of this Agreement.

(g) **Counterparts and Signatures**. This Agreement may be executed in counterparts. Facsimile and electronic signatures will be deemed to be originals for all purposes under this Agreement.

(g) **ADVICE OF COUNSEL.** I ACKNOWLEDGE THAT, IN EXECUTING THIS AGREEMENT, I HAVE HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND I HAVE READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION OF THIS AGREEMENT.

[Signature Page Follows]

The parties have executed this Agreement on the respective dates set forth below:

COMPANY:

Z-Tech, Inc.

By: Alvaro Gallegos
Name:
Title: Chairman / B.

Date: 1st of April 2011

Address:
6932 4th St. NW.
Alb. N Mex 87107

EMPLOYEE or CONSULTANT:

Name: ANDRES A. GALLEGOS

Signature [signature]

Date: 4/1/11

Address:
6932 4th Street NW
Albuquerque, NM 87107

EXHIBIT A

LIST OF PRIOR INVENTIONS AND ORIGINAL WORKS OF AUTHORSHIP EXCLUDED UNDER SECTION 2

Title	Date	Identifying Number or Brief Description

____ No inventions or improvements

____ Additional Sheets Attached

Signature of Employee/Consultant: __________________

Print Name of Employee/Consultant: __________________

Date: ____

EXHIBIT B

TERMINATION CERTIFICATION

This is to certify that I do not have in my possession, nor have I failed to return, any devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, laboratory notebooks, flow charts, materials, equipment, other documents or property, or copies or reproductions of any aforementioned items belonging to Z-Tech, Inc., its subsidiaries, affiliates, successors or assigns (together the "Company").

I further certify that I have complied with all the terms of the Company's Confidential Information and Invention Assignment Agreement signed by me, including the reporting of any inventions and original works of authorship (as defined in that Agreement), conceived or made by me (solely or jointly with others) covered by that Agreement.

I further agree that, in compliance with the Confidential Information and Invention Assignment Agreement, I will preserve as confidential all trade secrets, confidential knowledge, data or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, customer lists, business plans, financial information or other subject matter pertaining to any business of the Company or any of its employees, clients, consultants or licensees.

I further acknowledge the Company's efforts to establish valuable business relationships with its clients, customers and suppliers. I recognize that the Company has invested resources in the training and the professional development of me, and I further recognize my responsibility to the Company when the Company entrusts me with Confidential Information. In view of the Company's efforts, I agree that unless the Company authorizes me to do so in writing, I will not, for a period of one year after termination of employment with the Company, solicit the purchase of products or services directly competing with products and services of the Company from any person, corporation, business organization or enterprise which: (i) has made any purchase of products or services from the Company within the two years immediately preceding termination of my former employment ("Customer"); or (ii) has been contacted by me during the last 12 months of my employment for the purpose of securing the purchase of products or services from the Company ("Prospective Customer").

Date: 4/1/11

(Employee's Signature)

Andres A. Gallegos

(Type/Print Employee's Name

EXHIBIT 6(I)

CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREMENT

BETWEEN

Z-TECH, INC.

AND

LUCIA M. GALLEGOS

DATED

APRIL 1, 2011

Z-Tech, Inc.

CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREEMENT

As a condition of my becoming employed (or my employment being continued) by or retained as a consultant (or my consulting relationship being continued) by Z-Tech, Inc., a New Mexico corporation (Z-Tech), or any of its current or future subsidiaries, affiliates, successors or assigns (collectively, the "Company"), and in consideration of my employment or consulting relationship with the Company and my receipt of the compensation now and hereafter paid to me by the Company, I agree to the following:

1. Confidential Information.

(a) Company Information. I agree at all times during the term of my consulting engagement and employment (together, the "Relationship") with the Company and thereafter, to hold in strictest confidence, and not to use, except for the benefit of the Company to the extent necessary to perform my obligations to the Company under the Relationship, or to disclose to any person, firm, corporation or other entity without written authorization of the Board of Directors (or equivalent authority) of the Company, any Confidential Information of the Company which I obtain or create. I further agree not to make copies of that Confidential Information except as authorized by the Company. I understand that "Confidential Information" means any Company proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, suppliers, customer lists and customers (including, but not limited to, customers of the Company on whom I called or with whom I became acquainted during the Relationship), prices and costs, markets, software, developments, inventions, laboratory notebooks, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, licenses, finances, budgets or other business information disclosed to me by the Company either directly or indirectly in writing, orally or by drawings or observation of parts or equipment or created by me during the period of the Relationship, whether or not during working hours. I understand that Confidential Information includes, but is not limited to, information pertaining to any aspect of the Company's business which is either information not known by actual or potential competitors of the Company or other third parties not under confidentiality obligations to the Company, or is otherwise proprietary information of the Company or, to the extent obtained as a result of the Relationship, is proprietary information of the Company's customers or suppliers, whether of a technical nature or otherwise. I further understand that Confidential Information does not include any of the foregoing items which were known to me before my Relationship, have or become publicly known or made generally available through no wrongful act of mine or of others who were under confidentiality obligations as to the item or items involved.

(b) Prior Obligations. I represent that my performance of all terms of this Agreement as an employee or a consultant of the Company has not breached and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by me before or subsequent to the commencement of my Relationship with the Company, and I will not disclose to the Company, or use, any inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party. I will not induce the Company to use any inventions, confidential or non-public proprietary information or material belonging to any previous client, employer or any other party.

(c) Third Party Information. I recognize that the Company has received and in the future will receive confidential or proprietary information from third parties subject to a duty on the Company's part to maintain the confidentiality of that information and to use it only for certain limited purposes. I agree to hold all that confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out my work for the Company consistent with the Company's agreement with that third party.

2. Inventions.

(a) Inventions Retained and Licensed I have attached to this Agreement, as Exhibit A, a list describing with particularity all inventions, original works of authorship, developments, improvements, and trade secrets which were made by me before the commencement of the Relationship (collectively referred to as "Prior Inventions"), which belong solely to me or belong to me jointly with another, which relate in any way to any of the Company's proposed businesses, products or research and development, and which are not assigned to the Company under this Agreement; or, if no list is attached, I represent that there are no Prior Inventions. If, in the course of my Relationship with the Company, I incorporate into a Company product, process or machine a Prior Invention owned by me or in which I have an interest, the Company is hereby granted and shall have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell and otherwise distribute that Prior Invention as part of or in connection with that product, process or machine.

(b) Assignment of Inventions. I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and assign to the Company, or its designee, all my right, title and interest throughout the world in and to any and all inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of my Relationship with the Company (collectively referred to as "Inventions"). I further acknowledge that all Inventions which are made by me (solely or jointly with others) within the scope of and during the period of my Relationship with the Company are "works made for hire" (to the greatest extent permitted by applicable law) and are compensated by my salary (if I am an employee) or by those amounts paid to me under any applicable consulting agreement or consulting arrangements (if I am a consultant), unless regulated otherwise by the mandatory law of the State of New Mexico.

(c) Maintenance of Records. I agree to keep and maintain adequate and current written records of all Inventions made by me (solely or jointly with others) during the term of my Relationship with the Company. The records may be in the form of notes, sketches, drawings, flow charts, electronic data or recordings, laboratory notebooks, and any other format. The records will be available to and remain the sole property of the Company at all times. I agree not to remove those records from the Company's place of business except as expressly permitted by Company policy which may, from time to time, be revised at the sole election of the Company for the purpose of furthering the Company's business. I agree to return all records (including any copies of those records) to the Company at the time of termination of my Relationship with the Company as provided for in Section 3.

(d) **Patent and Copyright Rights.** I agree to assist the Company, or its designee, at its expense, in every proper way to secure the Company's, or its designee's, rights in the Inventions and any copyrights, patents, trademarks, mask work rights, moral rights, or other intellectual property rights relating to the Inventions in any and all countries, including (i) the disclosure to the Company or its designee of all pertinent information and data with respect to the Inventions,and (ii) the execution of all applications, specifications, oaths, assignments, recordations, and all other instruments which the Company or its designee shall deem necessary in order to apply for, obtain, maintain and transfer those rights, or if not transferable, waive those rights, and in order to assign and convey to the Company or its designee and any successors, assigns and nominees the sole and exclusive rights, title and interest in and to those Inventions, and any copyrights, patents, mask work rights or other intellectual property rights relating to the Inventions. I further agree that my obligation to execute or cause to be executed, when it is in my power to do so, any instrument or papers shall continue after the termination of this Agreement until the expiration of the last intellectual property right to expire in any country of the world. If the Company or its designee is unable because of my mental or physical incapacity or unavailability or for any other reason to secure my signature to apply for or to pursue any application for any United States or foreign patents, copyright, mask works, or other registrations covering Inventions or original works of authorship assigned to the Company or its designee as above, then I irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead to execute and file any applications and to do all other lawfully permitted acts to further the application for, prosecution, issuance, maintenance or transfer of letters patent, copyright or other registrations on the Inventions with the same legal force and effect as if originally executed by me. I waive and irrevocably quitclaim to the Company or its designee any and all claims, of any nature whatsoever, which I now or hereafter have for infringement of any and all proprietary rights assigned to the Company or designee.

3. **Company Property; Returning Company Documents**. I acknowledge and agree that I have no expectation of privacy with respect to the Company's telecommunications, networking or information processing systems (including, without limitation, stored company files, e-mail messages and voice messages) and that my activity and any files or messages on or using any of those systems may be monitored at any time without notice. I further agree that any property situated on the Company's premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. I agree that, at the time of termination of my Relationship with the Company, I will deliver to the Company (and will not keep in my possession, recreate or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, laboratory notebooks, materials, flow charts, equipment, other documents or property, or reproductions of any of the aforementioned items developed by me pursuant to the Relationship or otherwise belonging to the Company, its successors or assigns. Upon the termination of the Relationship, I agree to sign and deliver the "Termination Certification" attached to this Agreement as Exhibit B; however, my failure to sign and deliver the Termination Certificate shall in no way diminish my continuing obligations under this Agreement.

4. Business Relationships. I acknowledge the Company's efforts to establish valuable business relationships with its clients, customers and suppliers. I recognize that the Company has invested resources in the training and the professional development of me, and I further recognize my responsibility to the Company when the Company entrusts me with Confidential Information. In view of the Company's efforts, I agree that unless the Company authorizes me to do so in writing, I will not, for a period of one year after termination of employment with the Company, solicit the purchase of products or services

directly competing with products and services of the Company from any person, corporation, business organization or enterprise which: (i) has made any purchase of products or services from the Company within the two years immediately preceding termination of my former employment ("Customer"); or (ii) has been contacted by me during the last 12 months of my employment for the purpose of securing the purchase of products or services from the Company ("Prospective Customer").

5. **Notification to Other Parties**.

(a) **Employees.** If I leave the employ of the Company, I consent to notification by the Company to my new employer about my rights and obligations under this Agreement.

(b) **Consultants.** I grant consent to notification by the Company to any other parties besides the Company with whom I maintain a consulting relationship, including parties with whom that relationship commences after the effective date of this Agreement, about my rights and obligations under this Agreement.

6. **Solicitation of Employees, Consultants and Other Parties**. I agree that during the term of my Relationship with the Company, and for a period of twelve (12) months immediately following the termination of my Relationship with the Company for any reason, whether with or without cause, I shall not either directly or indirectly solicit, induce, recruit or encourage any of the Company's employees or consultants to terminate their relationship with the Company, or attempt to solicit, induce, recruit, encourage or take away employees or consultants of the Company, either for myself or for any other person or entity. Further, during my Relationship with the Company and at any time following termination of my Relationship with the Company for any reason, with or without cause, I shall not use any Confidential Information of the Company to attempt to negatively influence any of the Company's clients or customers from purchasing Company products or services or to solicit or influence or attempt to influence any client, customer or other person either directly or indirectly, to direct his or its purchase of products or services to any person, firm, corporation, institution or other entity in competition with the business of the Company.

7. **Representations and Covenants.**

(a) **Facilitation of Agreement.** I agree to execute promptly any proper oath or verify any proper document required to carry out the terms of this Agreement upon the Company's written request to do so.

(b) **Conflicts.** I represent that my performance of all the terms of this Agreement does not and will not breach any agreement I have entered into, or will enter into with any third party, including without limitation any agreement to keep in confidence proprietary information acquired by me in confidence or in trust before commencement of my Relationship with the Company. I agree not to enter into any written or oral agreement that conflicts with the provisions of this Agreement.

(c) **Voluntary Execution.** I certify and acknowledge that I have carefully read all of the provisions of this Agreement and that I understand and will fully and faithfully comply with those provisions.

8. **General Provisions**.

(a) **Governing Law**. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New Mexico, without giving effect to the principles of conflict of laws.

(b) **Entire Agreement**. This Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter in this Agreement and merges all prior discussions between us. No modification or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by both parties. Any subsequent change or changes in my duties, obligations, rights or compensation will not affect the validity or scope of this Agreement.

(c) **Invalidity.** If any provision of this Agreement is later construed to be unenforceable or invalid, the remaining provisions shall not be affected but shall continue in full effect. If any term of this Agreement is found to be unenforceable or invalid by any court having jurisdiction, that court shall have the power to reduce or revise the term and the paragraph(s) shall then be fully enforceable.

(d) **Successors and Assigns.** This Agreement will be binding upon my heirs, executors, administrators and other legal representatives, and my successors and assigns, and will be for the benefit of the Company, its successors, and its assigns.

(e) **Survival**. The provisions of this Agreement shall survive the termination of the Relationship and the assignment of this Agreement by the Company to any successor in interest or other assignee.

(f) **Remedies**. I acknowledge and agree that violation of this Agreement by me may cause the Company irreparable harm, and therefore agree that the Company will be entitled to seek extraordinary relief in court, including but not limited to temporary restraining orders, preliminary injunctions and permanent injunctions without the necessity of posting a bond or other security and in addition to and without prejudice to any other rights or remedies that the Company may have for a breach of this Agreement.

(g) **Counterparts and Signatures**. This Agreement may be executed in counterparts. Facsimile and electronic signatures will be deemed to be originals for all purposes under this Agreement.

(g) **ADVICE OF COUNSEL**. I ACKNOWLEDGE THAT, IN EXECUTING THIS AGREEMENT, I HAVE HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND I HAVE READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION OF THIS AGREEMENT.

[Signature Page Follows]

The parties have executed this Agreement on the respective dates set forth below:

COMPANY:

Z-Tech, Inc.

By: [signature]
Name:
Title: Chairman of the Brd
Date: april 1- 2011
Address: 6932 4th St. NW
Albuquerque NM 87107

EMPLOYEE or CONSULTANT:

Name: Lucia Gallegos
Signature [signature]
Date: 4/1/11
Address: 1036 Solar Rd NW
Albuquerque, NM
87107

EXHIBIT A

LIST OF PRIOR INVENTIONS AND ORIGINAL WORKS OF AUTHORSHIP EXCLUDED UNDER SECTION 2

Title	Date	Identifying Number or Brief Description

___ No inventions or improvements

___ Additional Sheets Attached

Signature of Employee/Consultant: ___________________

Print Name of Employee/Consultant: _________________

Date: ____

EXHIBIT B

TERMINATION CERTIFICATION

This is to certify that I do not have in my possession, nor have I failed to return, any devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, laboratory notebooks, flow charts, materials, equipment, other documents or property, or copies or reproductions of any aforementioned items belonging to Z-Tech, Inc., its subsidiaries, affiliates, successors or assigns (together the "Company").

I further certify that I have complied with all the terms of the Company's Confidential Information and Invention Assignment Agreement signed by me, including the reporting of any inventions and original works of authorship (as defined in that Agreement), conceived or made by me (solely or jointly with others) covered by that Agreement.

I further agree that, in compliance with the Confidential Information and Invention Assignment Agreement, I will preserve as confidential all trade secrets, confidential knowledge, data or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, customer lists, business plans, financial information or other subject matter pertaining to any business of the Company or any of its employees, clients, consultants or licensees.

I further acknowledge the Company's efforts to establish valuable business relationships with its clients, customers and suppliers. I recognize that the Company has invested resources in the training and the professional development of me, and I further recognize my responsibility to the Company when the Company entrusts me with Confidential Information. In view of the Company's efforts, I agree that unless the Company authorizes me to do so in writing, I will not, for a period of one year after termination of employment with the Company, solicit the purchase of products or services directly competing with products and services of the Company from any person, corporation, business organization or enterprise which: (i) has made any purchase of products or services from the Company within the two years immediately preceding termination of my former employment ("Customer"); or (ii) has been contacted by me during the last 12 months of my employment for the purpose of securing the purchase of products or services from the Company ("Prospective Customer").

Date: 4/1/11

M L Gallegos
(Employee's Signature)

Lucia M. Gallegos
(Type/Print Employee's Name

EXHIBIT 6(m)

COMMERCIAL LEASE

BETWEEN

Z-TECH, INC.

AND

ANDRES A. GALLEGOS

DATED

SEPTEMBER 22, 2010


COPY

COMMERCIAL LEASE

This commercial lease is entered into between **Andres A. Gallegos** (Landlord) and **Z-Tech, Inc. dba Z-CoiL Footwear** (Tenant). The Landlord hereby leases the below described commercial property to the Tenant. The Tenant hereby accepts the lease. The terms of the lease are as follows:

1. The lease pertains to the property located at: **6932 4th Street NW**.
2. The lease shall be for a period of 3 years, commencing on the first day of November 2010 and ending on the last day of October 2013.
3. The Tenant shall pay Landlord the monthly rent of $3,500.00 payable on the first day of every month. There will be a late fee of $50.00 if the rent is not paid by the 15th of the month. The Tenant agrees to pay to Landlord the sum of $2,000.00 as a security deposit, to be promptly returned upon the termination of the lease and compliance with all provisions of this lease.
4. The Tenant shall be responsible for providing all utilities.
5. The Tenant agrees to return possession of the premises at the conclusion of the lease in its present condition, except for normal wear and tear.
6. The premises shall be used for the purpose of conducting the following business activities: Administration offices and operation and storage facility for shoe distribution.
7. The Tenant shall not assign or sublease the premises without written permission of the Landlord.
8. No material or structural alterations of the premises will be made without the prior written permission of the Landlord.
9. The Tenant will comply with all zoning, health, and use ordinances.
10. This lease shall be subordinate to all present and future mortgages against the premises.
11. In the event that legal action is necessary to enforce any provisions of this contract, attorney fees may be recovered by the prevailing party.
12. Additional lease terms: None.

Signed this 27 day of September, 2010.

____
Andres A. Gallegos
Landlord

____
Z-Tech, Inc.
Tenant

COMMERCIAL LEASE

This commercial lease is entered into between **Andres A. Gallegos** (Landlord) and **Z-Tech, Inc. dba Z-CoiL Footwear** (Tenant). The Landlord hereby leases the below described commercial property to the Tenant. The Tenant hereby accepts the lease. The terms of the lease are as follows:

1. The lease pertains to the property located at: **6932 4th Street NW.**

2. The lease shall be for a period of 3 years, commencing on the first day of November 2007 and ending on the last day of October 2010.

3. The Tenant shall pay Landlord the monthly rent of $3,500.00 payable on the first day of every month. There will be a late fee of $50.00 if the rent is not paid by the 15th of the month. The Tenant agrees to pay to Landlord the sum of $2,000.00 as a security deposit, to be promptly returned upon the termination of the lease and compliance with all provisions of this lease.

4. The Tenant shall be responsible for providing all utilities.

5. The Tenant agrees to return possession of the premises at the conclusion of the lease in its present condition, except for normal wear and tear.

6. The premises shall be used for the purpose of conducting the following business activities: Administration offices and operation and storage facility for shoe distribution.

7. The Tenant shall not assign or sublease the premises without written permission of the Landlord.

8. No material or structural alterations of the premises will be made without the prior written permission of the Landlord.

9. The Tenant will comply with all zoning, health, and use ordinances.

10. This lease shall be subordinate to all present and future mortgages against the premises.

11. In the event that legal action is necessary to enforce any provisions of this contract, attorney fees may be recovered by the prevailing party.

12. Additional lease terms: None.

Signed this 9th day of October, 2007.

Andres A. Gallegos
Landlord

Z-Tech, Inc.
Tenant

EXHIBIT 6(n)

LEASE BETWEEN Z-TECH, INC.

AND

CKM DEVELOPMENT COMPANY, INC.

DATED MAY 19, 2010



LEASE

1. **Basic Provisions ("Basic Provisions").**

1.1 **Parties:** This Lease **("Lease"), dated** for reference purposes only, May 19, 2010, is made by and between CKM DEVELOPMENT COMPANY, INC., a New Mexico corporation **("Landlord")** and Z-TECH, INC., a New Mexico corporation d/b/a Z-Coil Footwear) **("Tenant"),** (collectively the **"Parties,"** or individually a **"Party").**

1.2(a) **Premises:** That certain portion of the Project (as defined below), including all improvements therein or to be provided by Landlord under the terms of this Lease, commonly known by the street address of **4101 Masthead Street, NE**, located in the City of **Albuquerque**, County of **Bernalillo**, State of **New Mexico** , with zip code **87109**, as outlined on Exhibit A attached hereto **("Premises")** and generally described as (describe briefly the nature of the Premises): **approximately 14,500 square feet of office and industrial space in a building containing approximately 29,000 square feet**.

In addition to Tenant's rights to use and occupy the Premises as hereinafter specified, Tenant shall have non-exclusive rights to the any utility raceways of the building containing the Premises (**"Building"**) and to the common Areas (as defined in Paragraph 2.7 below), but shall not have any rights to the roof or exterior walls of the Building or to any other buildings in the Project. The Premises, the Building, the Common Areas, the land upon which they are located, along with all other buildings and improvements thereon, are herein collectively referred to as the **"Project"**. (See also Paragraph 2)

1.2(b) **Parking: Fifteen (15)** unreserved vehicle parking spaces. (See also Paragraph 2.6)

1.3 **Term: Three (3) years ("Original Term")** commencing **August 1, 2010 ("Commencement Date")** and ending **July 31, 2013 ("Expiration Date")**. (See also Paragraph 3)

1.4 **Early Possession:** If the Premises are available Tenant may have non-exclusive possession of the Premises commencing **May 15, 2010 ("Early Possession Date")**. (See also Paragraphs 3.2 and 3.3)

1.5 **Base Rent: $282,750.00 payable on the 1st day of each month commencing August 1, 2010 as follows:**

August 1, 2010 - July 31, 2011	**$7,552.08 (at $6.25/sf)**
August 1, 2011 - July 31, 2012	**$7,854.17 (at $6.50/sf)**
August 1, 2012 - July 31, 2013	**$8,156.25 (at $6.75/sf)**

(See also Paragraph 4)

1.6 **Tenant's Share of Common Area Operating Expenses: 50%**. "Tenant's Share" has been calculated by dividing the approximate square footage of the Premises by the approximate square footage of the Project. In the event that the size of the Premises and/or the Project are modified during the term of this Lease, Landlord shall recalculate Tenant's Share to reflect such modification.

1.7 **Base Rent and Other Monies Paid Upon Execution:**

(a) **Base Rent: $7,552.08 for August 1, 2010**.

(b) **Common Area Operating Expenses: N/A**

(c) **Security Deposit: $8,156.25 ("Security Deposit")**. (See also Paragraph 5)

(d) **Other: N/A**

(e) **Total Due Upon Execution of this Lease: $15,708.33**

1.8 **Agreed Use: Assembly and warehousing of shoe products and related purposes and any other legal use**. (See also Paragraph 6)

1.9 **Insuring Party**. **Tenant** is the **"Insuring Party"**. (See also Paragraph 8)

1.10 **Real Estate Brokers:** (See also Paragraph 15)

(a) **Representation:** The following real estate brokers (the **"Brokers"**) and brokerage relationships exist in this transaction (check applicable boxes):

☑ **Maestas & Ward Commercial Real Estate (John Henderson)** represents Landlord exclusively (**"Landlord's Broker"**);

☑ **CB Richard Ellis|New Mexico (Jim Smith)** represents Tenant exclusively (**"Tenant's Broker"**); or

(b) **Payment to Brokers: Brokers shall be paid pursuant to separate agreement.**

1.11 **Intentionally Omitted**.

1.12 **Attachments**. Attached hereto are the following, all of which constitute a part of this Lease:

☑ a floor plan depicting the Premises: Exhibit A
☑ Option to Extend Lease: Exhibit B
☑ a Work Letter: Exhibit C

2. Premises.

2.1 **Letting.** Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the Premises, for the term, at the rental, and upon all of the terms, covenants and conditions set forth in this Lease. Unless otherwise provided herein, any statement of size set forth in this Lease, or that may have been used in calculating rental, is an approximation which the Parties agree is reasonable and the rental based thereon is not subject to revision whether or not the actual size is more or less.

2.2 **Condition.** Landlord shall deliver that portion of the Premises contained within the Building **('Unit")** to Tenant broom clean and free of debris on the Commencement Date **("Start Date")** and warrants that the existing electrical, plumbing, fire sprinkler, lighting, heating, ventilating and air conditioning systems **("HVAC")**, loading doors, sump pumps, if any, and all other such elements in the Unit, other than those constructed by Tenant, shall be in good operating condition on said date, that the structural elements of the roof, bearing walls and foundation of the Unit shall be free of material defects, and that the Unit does not contain hazardous levels of any mold or fungi defined as toxic under applicable state or federal law. If a non-compliance with such warranty exists as of the Start Date, or if one of such systems or elements should malfunction or fail during the Original Term and extended terms, Landlord shall, as Landlord's sole obligation with respect to such matter, except as otherwise provided in this Lease, promptly after receipt of written notice from Tenant setting forth with specificity the nature and extent of such non-compliance, malfunction or failure, rectify same at Landlord's expense. Landlord, at Landlord's sole cost and expense, shall complete the "tenant improvements" set forth on Exhibit C, attached hereto and incorporated herein by reference, on or before the Commencement Date, subject to delays caused by Tenant or force majeure. Landlord warrants that T-1 internet service is available to the Premises.

2.3 **Compliance.** Landlord warrants that the improvements on the Premises comply with all applicable laws, covenants or restrictions of record, building codes, regulations and ordinances **("Applicable Requirements")** in effect on the Start Date. Said warranty does not apply to the use to which Tenant will put the Premises or to any Alterations or Utility Installations (as defined in Paragraph 7.3(a)) made or to be made by Tenant. NOTE: Tenant is responsible for determining whether or not the zoning is appropriate for Tenant's intended use, and acknowledges that past uses of the Premises may no longer be allowed. If the Premises do not comply with said warranty, Landlord shall, except as otherwise, provided, promptly after receipt of written notice from Tenant setting forth with specificity the nature and extent of such non-compliance, rectify the same at Landlord's expense. If the Applicable Requirements are hereafter changed (as opposed to being in existence at the Start Date. which is addressed in Paragraph 6.2(e) below) so as to require during the term of this Lease the construction of an addition to or an alteration of the Building, the remediation of any Hazardous Substance, or the reinforcement or other physical modification of the **Building ("Capital Expenditure")**, Landlord and Tenant shall allocate the cost of such work as follows:

(a) Subject to Paragraph 2.3(c) below, if such Capital Expenditures are required as a result of the specific and unique use of the Premises by Tenant as compared with uses by tenants in general, Tenant shall be fully responsible for the cost thereof, provided, however that if such Capital Expenditure is required during the last two (2) years of this Lease and the cost thereof exceeds six (6) months' Base Rent, Tenant may instead terminate this Lease unless Landlord notifies Tenant, in writing, within ten (10) days after receipt of Tenant's termination notice that Landlord has elected to pay the difference between the actual cost thereof and the amount equal to six (6) months' Base Rent. If Tenant elects termination, Tenant shall immediately cease the use of the Premises which requires such Capital Expenditure and deliver to Landlord written notice specifying a termination date at least one hundred eighty (180) days thereafter. Such termination date shall, however, in no event be earlier than the last day that Tenant could legally utilize the Premises without commencing such Capital Expenditure.

(b) If Such Capital Expenditure is not the result of the specific and unique use of the Premises by Tenant (such as, governmentally mandated seismic modifications), then Landlord and Tenant shall allocate the obligation to pay for such costs pursuant to the provisions of Paragraph 7.1(c); provided, however, that if such Capital Expenditure is required during the last two years of this Lease or if Landlord reasonably determines that it is not economically feasible to pay its share thereof, Landlord shall have the option to terminate this Lease upon one hundred eighty (180) days prior written notice to Tenant unless Tenant notifies Landlord, in writing, within ten (10) days after receipt of Landlord's termination notice that Tenant will pay for such Capital Expenditure. If Landlord does not elect to terminate, and fails to tender its share of any such Capital Expenditure, Tenant may advance such funds and deduct same, with Interest, from Rent until Landlord's share of such costs have been fully paid. If Tenant is unable to finance Landlord's share, or if the balance of the Rent due and payable for the remainder of this Lease is not sufficient to fully reimburse Tenant on an offset basis, Tenant shall have the right to terminate this Lease upon thirty (30) days written notice to Landlord.

(c) Notwithstanding the above, the provisions concerning Capital Expenditures are intended to apply only to non-voluntary, unexpected, and new Applicable Requirements. If the Capital Expenditures are instead triggered by Tenant as a result of an actual or proposed change in use, change in intensity of use, or modification to the Premises then, and in that event, Tenant shall be fully responsible for the cost thereof. and Tenant shall not have any right to terminate this Lease.

2.4 **Acknowledgements.** Tenant acknowledges that: (a) it has been advised by Landlord and/or Brokers to satisfy itself with respect to the condition of the Premises (including but not limited to the electrical, HVAC and fire sprinkler systems, security, environmental aspects, and compliance with Applicable Requirements), and their suitability for Tenant's intended use; (b) Tenant has made such investigation as it deems necessary with reference to such matters and assumes all responsibility therefore as the same relate to its occupancy of the Premises; and (c) neither Landlord, Landlord's agents, nor any Broker has made any oral or written representations or warranties with respect to said matters other than as set forth in this Lease. In addition, Landlord acknowledges that: (a) Broker has made no representations, promises or warranties concerning Tenant's ability to honor the Lease or suitability to occupy the Premises and (b) it is Landlord's sole responsibility to investigate the financial capability and/or suitability of all proposed tenants.

3. **Term.**

3.1 **Term.** The Commencement Date, Expiration Date and Original Term of this Lease are as specified in Paragraph 1.3.

3.2 **Early Possession.** If Tenant totally or partially occupies the Premises prior to the Commencement Date, the obligation to pay Base Rent shall be abated for the period of such early possession. All other terms of this Lease (including, but not limited to, the obligations to pay Real Property Taxes and insurance premiums and to maintain the Premises) shall, however, be in effect during such period. Any such early possession shall not affect the Expiration Date.

3.3 **Delay In Possession.** Landlord agrees to use its best commercially reasonable efforts to deliver possession of the Premises to Tenant by the Commencement Date with the "tenant improvements" completed. If, despite said efforts, Landlord is unable to deliver possession as agreed, Landlord shall not be subject to any liability therefor, nor shall such failure affect the validity of this Lease. Tenant shall not, however, be obligated to pay Rent or perform its other obligations until it receives possession of the Premises. If possession is not delivered within thirty (30) days after the Commencement Date, Tenant may, at its option, by notice in writing within ten (10) days after the end of such sixty (60) day period, cancel this Lease, in which event the Parties shall be discharged from all obligations hereunder. If such written notice is not received by Landlord within said ten (10) day period, Tenant's right to cancel shall terminate. Except as

otherwise provided, if possession is not tendered to Tenant by the Start Date and Tenant does not terminate this Lease, as aforesaid, any period of rent abatement that Tenant would otherwise have enjoyed shall run from the date of delivery of possession and continue for a period equal to what Tenant would otherwise have enjoyed under the terms hereof, but minus any days of delay caused by the acts or omissions of Tenant. If possession of the Premises is not delivered within four (4) months after the Commencement Date, this Lease shall terminate unless other agreements are reached between Landlord and Tenant, in writing. Tenant acknowledges that if Landlord does not complete the "tenant improvements" on or before the Commencement Date due to delays caused by Tenant, or if Tenant does not complete its "Alterations" or installation of its "Trade Fixtures" (as both are hereinafter defined) on or before the Commencement Date due to delays in obtaining permits or satisfying other Applicable Requirements, that Tenant's obligation to pay Rent shall nonetheless start on August 1, 2010.

3.4 **Tenant Compliance.** Landlord shall not be required to tender possession of the Premises to Tenant until Tenant complies with its obligation to provide evidence of insurance (Paragraph 8.5). Pending delivery of such evidence, Tenant shall be required to perform all of its obligations under this Lease from and after the Start Date, including the payment of Rent, notwithstanding Landlord's election to withhold possession pending receipt of such evidence of insurance. Further, if Tenant is required to perform any other conditions prior to or concurrent with the Start Date, the Start Date shall occur but Landlord may elect to withhold possession until such conditions are satisfied.

4. **Rent.**

4.1. **Rent Defined.** All monetary obligations of Tenant to Landlord under the terms of this Lease (except for the Security Deposit) are deemed to be rent ("Rent").

4.2 **Payment.** Tenant shall cause payment of Rent to be received by Landlord in lawful money of the United States, without offset or deduction (except as specifically permitted in this Lease), on or before the day on which it is due. Rent for any period during the term hereof which is for less than one (1) full calendar month shall be prorated based upon the actual number of days of said month. Payment of Rent shall be made to Landlord at its address stated herein or to such other persons or place as Landlord may from time to time designate in writing. Acceptance of a payment which is less than the amount then due shall not be a waiver of Landlord's rights to the balance of such Rent, regardless of Landlord's endorsement of any check so stating.

4.3 **Common Area Operating Expenses.** Tenant's sole liability for common area operating expenses shall be limited to the cost of any refuse pick-ups in excess of one (1) per week, and any increases in Real Property Taxes and insurance premiums paid by Landlord over said costs for calendar year 2010 multiplied by Tenant's Share. Landlord may collect said Real Property Taxes and insurance payments above the 2010 Base Year either monthly when Base Rent is due or at the time said expenses are paid by Landlord.

5. **Security Deposit.** Tenant shall deposit with Landlord upon execution hereof the Security Deposit as security for Tenant's faithful performance of its obligations under this Lease. If Tenant fails to pay Rent, or otherwise Defaults under this Lease, Landlord may use, apply or retain all or any portion of said Security Deposit for the payment of any amount due Landlord or to reimburse or compensate Landlord for any liability, expense, loss or damage which Landlord may suffer or incur by reason thereof. If Landlord uses or applies all or any portion of said Security Deposit, Tenant shall within ten (10) days after written request therefor deposit monies with Landlord sufficient to restore said Security Deposit to the full amount required by this Lease. If the Base Rent increases during the term of this Lease, Tenant shall, upon written request from Landlord, deposit additional monies with Landlord so that the total amount of the Security Deposit shall at all times bear the same proportion to the increased Base Rent as the initial Security Deposit bore to the initial Base Rent. Should the Agreed Use be amended to accommodate a material change in the business of Tenant or to accommodate a sublessee or assignee, Landlord shall have the right to increase the Security Deposit to the extent necessary, in Landlord's reasonable judgment, to account for any increased wear and tear that the Premises may suffer as a result thereof. If a change in control of Tenant occurs during this Lease and following such change the financial condition of Tenant is, in Landlord's reasonable judgment, significantly reduced, Tenant shall deposit such additional monies with Landlord as shall be sufficient to cause the Security Deposit to be at a commercially reasonable level based on said change in financial condition. Landlord shall not be required to keep the Security Deposit separate from its general accounts. Within fourteen (14) days after the expiration or termination of this Lease, if Landlord elects to apply the Security Deposit only to unpaid Rent, and otherwise within thirty (30) days after the Premises have been vacated pursuant to Paragraph 7.4(c) below, Landlord shall return that portion of the Security Deposit not used or applied by Landlord. No part of the Security Deposit shall be considered to be held in trust, to bear interest or to be prepayment for any monies to be paid by Tenant under this Lease.

6. **Use.**

6.1 **Use**. Tenant shall use and occupy the Premises only for any legal use. Tenant shall not use or permit the use of the Premises in a manner that is unlawful, creates damage, waste or a nuisance, or that disturbs owners and/or occupants of, or causes damage to neighboring properties, Landlord shall not unreasonably withhold or delay its consent to any written request for a modification of the Agreed Use, so long as the same will not impair the structural integrity of the improvements on the Premises or the mechanical or electrical systems therein, is not significantly more burdensome to the Premises. If Landlord elects to withhold consent, Landlord shall within five (5), business days after such request give written notification of same, which notice shall include an explanation of Landlord's objections to the change in use.

6.2 **Hazardous Substances.**

(a) **Reportable Uses Require Consent.** The term **"Hazardous Substance"** as used in this Lease shall mean any product, substance, or waste whose presence, use, manufacture, disposal, transportation, or release, either by itself or in combination with other materials expected to be on the Premises, is either: (i) potentially injurious to the public health, safety or welfare, the environment or the Premises, (ii) regulated or monitored by any governmental authority, or (iii) a basis for potential liability of Landlord to any governmental agency or third party under any applicable statute or common law theory. Hazardous Substances shall include, but not be limited to, hydrocarbons, petroleum, gasoline, and/or crude oil or any products, by-products or fractions thereof. Tenant shall not engage in any activity in or on the Premises which constitutes a Reportable Use of Hazardous Substances without the express prior written consent of Landlord and timely compliance (at Tenant's expense) with all Applicable Requirements- **"Reportable Use"** shall mean (i) the installation or use of any above or below ground storage tank, (ii) the generation, possession, storage, use. transportation, or disposal of a Hazardous Substance that requires a permit from, or with respect to which a report, notice, registration or business plan is required to be filed with, any governmental authority, and/or (iii) the presence at the Premises of a Hazardous Substance with respect to which any Applicable Requirements requires that a notice be given to persons entering or occupying the Premises or neighboring properties. Notwithstanding the foregoing, Tenant may use any ordinary and customary materials reasonably required to be used in the normal course of the Agreed Use, so long as such use is in compliance with all Applicable Requirements. is not a Reportable Use, and does not expose the Premises or neighboring property to any meaningful risk of contamination or damage or expose Landlord to any liability therefor. In addition, Landlord may condition its consent to any Reportable Use upon receiving such additional assurances as Landlord reasonably deems necessary to protect itself, the public, the Premises and/or the environment against damage, contamination, injury and/or liability, including, but not limited to, the installation (and removal on or before Lease expiration or termination) of protective modifications (such as concrete encasements) and/or increasing the Security Deposit.

(b) **Reserved.**

(c) **Tenant Remediation.** Tenant shall not cause or permit any Hazardous Substance to be spilled or released in, on, under, or about the Premises Including through the plumbing or sanitary sewer system) and shall promptly, at Tenant's expense, take all investigatory and/or remedial action reasonably recommended, whether or not formally ordered or required, for the cleanup of any contamination of, and for the maintenance, security and/or monitoring of the Premises or neighboring properties, that was caused or materially contributed to by Tenant, or pertaining to or involving any Hazardous Substance brought onto the Premises during the term of this Lease, by or for Tenant, or any third party.

(d) **Tenant Indemnification.** Tenant shall indemnify, defend and hold Landlord, its agents, employees, lenders and ground lessor, if any, harmless from and against any and all loss of rents and/or damages, liabilities, judgments, claims, expenses, penalties, and attorneys' and consultants' fees arising out of or involving any Hazardous Substance brought onto the Premises by or for Tenant, or any third party contracted by Tenant (provided, however, that Tenant shall have no liability under this Lease with respect to underground migration of any Hazardous Substance under the Premises from adjacent properties). Tenant's obligations shall include, but not be limited to, the effects of any contamination or injury to person, property or the environment created or suffered by Tenant, and the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease. No termination, cancellation or release agreement entered into by Landlord and Tenant shall release Tenant from its obligations under this Lease with respect to Hazardous Substances, unless specifically so agreed by Landlord in writing at the time of such agreement.

(e) **Landlord Indemnification.** Landlord and its successors and assigns shall indemnify, defend, reimburse and hold Tenant, its employees and lenders, harmless from and against any and all environmental damages, including the cost of remediation, which existed as a result of Hazardous Substances on the Premises prior to the Start Date or which are caused by the negligence or willful misconduct of Landlord, its agents or employees. Landlord's obligations, as and when required by the Applicable Requirements, shall include, but not be limited to, the cost of investigation, removal, remediation, restoration and/or abatement, and shall survive the expiration or termination of this Lease.

(f) **Investigations and Remediations.** Landlord shall retain the responsibility and pay for any investigations or remediation measures required by governmental entities having jurisdiction with respect to the existence of Hazardous Substances on the Premises prior to the Start Date, unless such remediation measure is required as a result of Tenant's use (including "Alterations", as defined in Paragraph 7.3(a) below) of the Premises, in which event Tenant shall be responsible for such payment, Tenant shall cooperate fully in any such activities at the request of Landlord, including allowing Landlord and Landlord's agents to have reasonable access to the Premises at reasonable times in order to carry out Landlord's investigative and remedial responsibilities.

(g) **Landlord Termination Option.** If a Hazardous Substance Condition occurs during the term of this Lease, unless Tenant is legally responsible therefor (in which case Tenant shall make the investigation and remediation thereof required by the Applicable Requirements and this Lease shall continue in full force and effect, but subject to Landlord's rights under Paragraph 6.2(d) and Paragraph 13), Landlord may, at Landlord's option, either (i) investigate and remediate such Hazardous Substance Condition, if required, as soon as reasonably possible at Landlord's expense, in which event this Lease shall continue in full force and effect, or (ii) if the estimated cost to remediate such condition exceeds twelve (12) times the then monthly Base Rent or $100,000, whichever is greater, give written notice to Tenant, within thirty (30) days after receipt by Landlord of knowledge of the occurrence of such Hazardous Substance Condition, of Landlord's desire to terminate this Lease as of the date one hundred eighty (180) days following the date of such notice. In the event Landlord elects to give a termination notice, Tenant may, within ten (10) days thereafter, give written notice to Landlord of Tenant's commitment to pay the amount by which the cost of the remediation of such Hazardous Substance Condition exceeds an amount equal to twelve (12) times the then monthly Base Rent or $100,000, whichever is greater, Tenant shall provide Landlord with said funds or satisfactory assurance thereof Within thirty (30) days following such commitment. In Such event, this Lease shall continue in full force and effect, and Landlord shall proceed to make such remediation as soon as reasonably possible after the required funds are available. If Tenant does not give such notice and provide the required funds or assurance thereof within the time provided, this Lease shall terminate as of the date specified in Landlord's notice of termination.

6.3 **Tenant's Compliance with Applicable Requirements**. Except as otherwise provided in this Lease, Tenant shall, at Tenant's sole expense, fully, diligently and in a timely manner, materially comply with all Applicable Requirements, the requirements of any applicable fire insurance underwriter or rating bureau, and the recommendations of Landlord's engineers and/or consultants which relate in any manner to the Premises, without regard to whether said requirements are now in effect or become effective after the Start Date. Tenant shall, within ten (10) days after receipt of Landlord's written request, provide Landlord with copies of all permits and other documents, and other information evidencing Tenant's compliance with any Applicable Requirements specified by Landlord, and shall immediately upon receipt, notify Landlord in writing (with copies of any documents involved) of any threatened or actual claim, notice, citation, warning, complaint or report pertaining to or involving the failure of Tenant or the Premises to comply with any Applicable Requirements.

6.4 **Inspection; Compliance**. Landlord and Landlord's "Lender" (as defined in Paragraph 28 below) and consultants shall have the right to enter into Premises at any time, in the case of an emergency, and otherwise at reasonable times, for the purpose of inspecting the condition of the Premises and for verifying compliance by Tenant with this Lease. The cost of any such inspections shall be paid by Landlord, unless a violation of Applicable Requirements, or a contamination caused by Tenant or its agent is found to exist or be imminent, or the inspection is requested or ordered by a governmental authority. In such case, Tenant shall upon request reimburse Landlord for the cost of such inspections that are reasonably related to the violation or contamination caused by Tenant or its agents.

7. **Maintenance; Repairs, Utility Installations; Trade Fixtures and Alterations.**

7.1 **Tenant's Obligations.**

(a) **In General**. Subject to the provisions of Paragraph 2.2 (Condition), 2.3 (Compliance), 6.3 (Tenant's Compliance with Applicable Requirements), 7.2 (Landlord's Obligations), 9 (Damage or Destruction), and 14 (Condemnation), Tenant shall, at Tenant's sole expense, keep the interior of the Premises and the Alterations in good order, condition and repair including fixing clogged toilets and sinks, replacement of light bulbs, janitorial, interior walls, interior surfaces of exterior walls, ceilings, floors, windows, doors and plate glass, but excluding any items which are the responsibility of Landlord pursuant to Paragraph 7.2. Tenant, in keeping the Premises in good order, condition and repair, shall exercise and perform good maintenance practices. Tenant's obligations shall include restorations, replacements or renewals when necessary to keep the Premises and all improvements required to be maintained by Tenant in good order, condition and state of repair.

(b) **Intentionally Omitted**.

(c) **Failure to Perform**. If Tenant fails to perform Tenant's obligations under this Paragraph 7.1, Landlord may enter upon the Premises after 10 days' prior written notice to Tenant (except in the case of an emergency, in which case no notice shall be required), perform such obligations on Tenant's behalf, and put the Premises in good order, condition and repair, and Tenant shall promptly pay to Landlord a sum equal to 115% of the cost thereof.

(d) **Intentionally Omitted**.

7.2 **Landlord's Obligations**. Subject to the provisions of Paragraphs 2.2 (Condition), 2.3 (Compliance), 4.2 (Common Area Operating Expenses), 6 (Use), 7.1 (Tenant's Obligations), 9 (Damage or Destruction) and 14 (Condemnation), Landlord, subject to reimbursement pursuant to Paragraph 4.3, shall keep in good order, condition and repair the remaining portions of the Project, including foundations, exterior walls, structural condition of interior bearing walls, exterior roof, HVAC systems, fire sprinkler system, Common Area fire alarm and/or smoke detection systems, fire hydrants, parking lots, walkways, parkways, driveways, landscaping, fences, signs and utility systems serving the Common Areas and all parts thereof, as well as providing the services for which there is a Common Area Operating Expense pursuant to Paragraph 4.2. Landlord shall not be obligated to maintain, repair or replace windows, doors or plate glass of the Premises. If Landlord fails to perform Landlord's obligations under Paragraph 7.2 within ten (10) days of verbal or written notice from Tenant then Tenant may exercise Tenant's right to resolve such obligation to put the Premises in good order, condition and repair, and Landlord shall promptly pay Tenant a sum equal to 115% of the cost thereof.

7.3 **Utility Installations; Trade Fixtures; Alterations.**

(a) **Definitions; Consent Required.** The term **"Utility Installations"** refers to all floor and window coverings, air lines, power panels, electrical distribution, security and fire protection systems, communication systems, lighting fixtures, HVAC equipment, plumbing, and fencing in or on the Premises. The term "Trade Fixtures" shall mean Tenant's machinery and equipment (including pallet rack and shelving) that can be removed without doing material damage to the Premises. The term **"Alterations"** shall mean any modification of the improvements, other than Utility Installations or Trade Fixtures, whether by addition or deletion. **"Tenant Owned Alterations and/or Utility Installations"** are defined as Alterations and/or Utility Installations made by Tenant that are not owned by Landlord pursuant to Paragraph 7.4(a). Tenant shall not make any Alterations or Utility Installations to the Premises without Landlord's prior written consent except for Tenant's agreed use or required by law. Tenant may, however, make non-structural Utility Installations to the interior of the Premises (excluding the roof) without such consent but upon notice to Landlord, as long as they are not visible from the outside, do not involve puncturing, relocating or removing the roof or any existing walls, and the cumulative cost thereof during this Lease as extended does not exceed $100,000 in the aggregate or $25,000 in any one year.

(b) **Consent.** Any Alterations or Utility Installations that Tenant shall desire to make and which require the consent of the Landlord shall be presented to Landlord in written form with detailed plans. Consent shall be deemed conditioned upon Tenant's: (i) acquiring all applicable governmental permits, (ii) furnishing Landlord with copies of both the permits and the Plains and specifications prior to commencement of the work, and I compliance with all conditions of said permits and other Applicable Requirements in a prompt and expeditious manner. Any Alterations or Utility Installations shall be performed in a workmanlike manner with good and sufficient materials. Tenant shall promptly upon completion furnish Landlord with as-built plans and specifications. For work which costs an amount equal to the greater of one month's Base Rent, or $25,000, Landlord may condition its consent upon Tenant either providing a lien and completion bond in an amount equal to one and one-half times the estimated cost of such Alteration or Utility Installation or upon Tenant's posting an additional Security Deposit with Landlord.

(c) **Indemnification.** Tenant shall pay, when due, all claims for labor or materials furnished or alleged to have been furnished to or for Tenant at or for use on the Premises, which claims are or may be secured by any mechanic's or materialmen's lien against the Premises or any interest therein, Tenant shall give Landlord not less than ten (10) days' notice prior to the commencement of any work in, on or about the Premises, and Landlord shall have the right to post notices of non-responsibility. If Tenant shall contest the validity of any such lien, claim or demand, then Tenant shall, at its sole expense defend and protect itself, Landlord and the Premises against the same and shall pay and satisfy any such adverse judgment that may be rendered thereon before the enforcement thereof. If Landlord shall require, Tenant shall furnish a surety bond in an amount equal to one and one-half times the amount of such contested lien, claim or demand, indemnifying Landlord against liability for the same. If Landlord elects to participate in any such action, Tenant shall pay Landlord's attorneys' fees and costs.

7.4 **Ownership; Removal; Surrender; and Restoration.**

(a) **Ownership.** Subject to Landlord's right to require removal or elect ownership as hereinafter provided, all Alterations and Utility Installations made by Tenant shall be the property of Tenant, but considered a part of the Premises. Landlord may, at any time, elect in writing to be the owner of all or any specified part of the Tenant Owned Alterations and Utility Installations. Unless otherwise instructed per Paragraph 7.4(b) hereof, all Tenant Owned Alterations and Utility Installations shall, at the expiration or termination of this Lease, become the property of Landlord and be surrendered by Tenant with the Premises.

(b) **Removal.** By delivery to Tenant of written notice from Landlord not earlier than ninety (90) and not later than thirty (30) days prior to the end of the term of this Lease, Landlord may require that any or all Tenant Owned Alterations or Utility Installations be removed by the expiration or termination of this Lease. Landlord may require the removal at any time of all or any part of any Tenant Owned Alterations or Utility Installations made without the required consent.

(c) **Surrender/Restoration.** Tenant shall surrender the Premises by the Expiration Date or any earlier termination date, with all of the improvements, parts and surfaces thereof broom clean and free of debris, and in good operating order, condition and state of repair, ordinary wear and tear excepted. "Ordinary wear and tear' shall not include any damage or deterioration that would have been prevented by good maintenance practice. Tenant shall repair any damage occasioned by the installation, maintenance or removal of Trade Fixtures, Tenant Owned Alterations and/or Utility installations, furnishings, and equipment as well as the removal of any storage tank installed by or for Tenant, and the removal, replacement, or remediation of any soil, material or groundwater contaminated by Tenant, Trade Fixtures shall remain the property of Tenant and shall be removed by Tenant. The failure by Tenant to timely vacate the Premises pursuant to this Paragraph 7.4(c) without the express written consent of Landlord shall constitute a holdover under the provisions of Paragraph 25 below.

8. **Insurance; Indemnity.**

8.1 **Payment for Insurance.** Tenant shall pay its share of Landlord's insurance in excess of the 2010 Base Year pursuant to Section 4.3.

8.2 **Liability Insurance.**

(a) Carried by Tenant. Tenant shall obtain and keep in force a Commercial General Liability Policy of Insurance protecting Tenant and Landlord against claims for bodily injury, personal injury and property damage based upon or arising out of the ownership, use, occupancy or maintenance of the Premises and all areas appurtenant thereto. Such insurance shall be for an aggregate coverage of $2,000,000 and an amount not less than $1,000,000 per occurrence with an **"Additional Insured - Managers or Landlords of Premises Endorsement"** and contain the "Amendment of the Pollution Exclusion Endorsement" for damage caused by heat, smoke or fumes from a hostile fire. The Policy shall not contain any intra-insured exclusions as between insured persons or organizations, but shall include coverage for liability assumed under this Lease as an 'insured contract' for the performance of Tenant's indemnity obligations under this Lease. The limits of said insurance shall not, however, limit the liability of Tenant nor relieve Tenant of any obligation hereunder. All insurance carried by Tenant shall be primary to and not contributory with any similar insurance carded by Landlord, whose insurance shall be considered excess insurance only.

(b) Carried by Landlord. Landlord shall maintain liability insurance as described in Paragraph 8.2(a), in

addition to. and not in lieu of, the insurance required to be maintained by Tenant. Tenant shall not be named as an additional insured therein.

8.3 **Property Insurance - Building, Improvements and Rental Value.**

(a) **Building and Improvements.** The Insuring Party shall obtain and keep in force a policy or policies in the name of Landlord, with loss payable to Landlord, any ground landlord, and to any Lender(s) insuring loss or damage to the Premises. The amount of such insurance shall be equal to the full replacement cost of the Premises, as the same shall exist from time to time, or the amount required by any Lenders, but in no event more than the commercially reasonable and available insurable value thereof. If Landlord is the Insuring Party, however, Tenant Owned Alterations and Utility Installations, Trade Fixtures, and Tenant's personal property shall be insured by Tenant under Paragraph 8.4 rather than by Landlord. If the coverage is available and commercially appropriate, such policy or policies shall insure against all risks of direct physical loss or damage (except the perils of flood and/or earthquake unless required by a Lender), including coverage for debris removal and the enforcement of any Applicable Requirements requiring the upgrading, demolition, reconstruction or replacement of any portion of the Premises as the result of a covered loss. Said policy or policies shall also contain an agreed valuation provision in lieu of any coinsurance clause, waiver of subrogation, and inflation guard protection causing an increase in the annual property insurance coverage amount by a factor of not less than the adjusted U.S. Department of Labor Consumer Price Index for All Urban Consumers for the city nearest to where the Premises are located. If such insurance coverage has a deductible clause, the deductible amount shall not exceed $1,000 per occurrence, and Tenant shall be liable for such deductible amount in the event of an Insured Loss.

(b) **Rental Value**. Landlord shall obtain and keep in force a policy or policies in the name of Landlord with loss payable to Landlord and any Lender, insuring the loss of the full Rent for one (1) year. Said insurance shall provide that in the event the Lease is terminated by reason of an insured loss, the period of indemnity for such coverage shall be extended beyond the date of the completion of repairs or replacement of the Premises, to provide for one full years loss of Rent from the date of any such loss. Said insurance shall contain an agreed valuation provision in lieu of any coinsurance clause, and the amount of coverage shall be adjusted annually to reflect the projected Rent otherwise payable by Tenant, for the next twelve (12) month period. Tenant shall be liable for any deductible amount in the event of such loss.

(c) **Adjacent Premises.** If the Premises are part of a larger building, or of a group of buildings owned by Landlord which are adjacent to the Premises, the Tenant shall pay for any increase in the premiums for the property insurance of such building or buildings if said increase is caused by Tenant's acts, omissions, use or occupancy of the Premises.

8.4 **Tenant's Property/Business Interruption Insurance.**

(a) **Property Damage**. Tenant shall obtain and maintain insurance coverage on all of Tenant's personal property. Trade Fixtures, and Tenant Owned Alterations and Utility Installations. Such insurance shall be full replacement cost coverage with a deductible of not to exceed $1,000 per occurrence. The proceeds from any such insurance shall be used by Tenant for the replacement of personal property. Trade Fixtures and Tenant Owned Alterations and Utility Installations. Tenant shall provide Landlord with written evidence that such insurance is in force.

(b) **Business Interruption.** Tenant shall obtain and maintain loss of income and extra expense insurance in amounts as will reimburse Tenant for direct or indirect loss of earnings attributable to all perils commonly insured against by prudent tenants in the business of Tenant or attributable to prevention of access to the Premises as a result of such perils.

(c) **No Representation of Adequate Coverage.** Landlord makes no representation that the limits or forms of coverage of insurance specified herein are adequate to cover Tenant's property, business operations or obligations under this Lease.

8.5 **Insurance Policies**. Insurance required herein shall be by companies duly licensed or admitted to transact business in the state where the Premises are located, and maintaining during the policy term a "General Policyholders Rating" of at least A -, V. as set forth in the most current issue of "Best's Insurance Guide", or such other rating as may be required by a Lender. Tenant shall not do or permit to be done anything which invalidates the required insurance policies. Tenant shall, prior to the Start Date, deliver to Landlord certified copies of policies of such insurance or certificates evidencing the existence and amounts of the required insurance. No such policy shall be cancelable or subject to modification except after thirty (30) days prior written notice to Landlord. Tenant shall, at least thirty (30) days prior to

the expiration of such policies. furnish Landlord with evidence of renewals or "insurance binders" evidencing renewal thereof, or Landlord may order such insurance and charge the cost thereof to Tenant, which amount shall be payable by Tenant to Landlord upon demand. Such policies shall be for a term of at least one year, or the length of the remaining term of this Lease, whichever is less. If either Party shall fail to procure and maintain the insurance required to be carried by it, the other Party may, but shall not be required to, procure and maintain the same.

8.6 **Waiver of Subrogation.** Without affecting any other rights or remedies, Tenant and Landlord each hereby release and relieve the other, and waive their entire right to recover damages against the other, for loss of or damage to its property arising out of or incident to the perils required to be insured against herein. The effect of such releases and waivers is not limited by the amount of insurance carried or required, or by any deductibles applicable hereto. The Parties agree to have their respective property damage insurance carriers waive any right to subrogation that such companies may have against Landlord or Tenant, as the case may be, so long as the insurance is not invalidated thereby.

8.7 **Indemnity.** Except for Landlord's gross negligence or willful misconduct or as caused by Landlord default under this Lease, Tenant shall indemnify, protect, defend and hold harmless the Premises, Landlord and its agents, Landlord's master or ground landlord, partners and Lenders, from and against any and all claims, loss of rents and or damages. liens, judgments, penalties. attorneys' and consultants' fees, expenses and/or liabilities arising out of, involving, or in connection with, the use and/or occupancy of the Premises by Tenant. If any action or proceeding is brought against Landlord by reason of any of the foregoing matters, Tenant shall upon notice defend the same at Tenant's expense by counsel reasonably satisfactory to Landlord and Landlord shall cooperate with Tenant in such defense. Landlord need not have first paid any such claim in order to be defended or indemnified.

8.8 **Exemption of Landlord from Liability.** Unless caused by a Landlord default under this Lease or Landlord's gross negligence or willful misconduct, Landlord shall not be liable for injury or damage to the person or goods, wares. merchandise or other property of Tenant, Tenant's employees, contractors, invitees, customers, or any other person in or about the Premises, whether such damage or injury is caused by or results from fire, steam, electricity, gas, water or rain, or from the breakage, leakage, obstruction or other defects of pipes, fire sprinklers, wires, appliances, plumbing, HVAC or lighting fixtures, or from any other cause, whether the said injury or damage results or upon other portions of the Building of which the Premises are a part, or from other sources or places. Landlord shall not be liable for any damages arising from any act or neglect of any other tenant of Landlord. Notwithstanding Landlord's negligence or breach of this Lease, Landlord shall under no circumstances be liable for injury to Tenant's business or for any loss of income or profit therefrom.

8.9 **Failure to Provide Insurance.** Tenant acknowledges that any failure on its part to obtain or maintain the insurance required herein will expose Landlord to risks and potentially cause Landlord to incur costs not contemplated by this Lease, the extent of which will be extremely difficult to ascertain. Accordingly, for any month or portion thereof that Tenant does not maintain the required insurance and/or does not provide Landlord with the required binders or certificates within five (5) days of written notice evidencing the existence of the required insurance, the Base Rent shall be temporarily increased until Tenant complies and/or reimburses Landlord for out of pocket expenses related thereto without any requirement for notice to Tenant, by an amount equal to 10% of the then existing Base Rent or $100, whichever is greater. The parties agree that such increase in Base Rent represents fair and reasonable compensation for the additional risk/costs that Landlord will incur by reason of Tenant's failure to maintain the required insurance. Such increase in Base Rent shall in no event constitute a waiver of Tenant's Default or Breach with respect to the failure to maintain such insurance, prevent the exercise of any of the other rights and remedies granted hereunder, nor relieve Tenant of its obligation to maintain the insurance specified in this Lease.

9. **Damage or Destruction.**

Definitions.

(a) **"Premises Partial Damage"** shall mean damage or destruction to the improvements on the Premises, other than Tenant Owned Alterations and Utility Installations, which can reasonably be repaired in six (6) months or less from the date of the damage or destruction. Landlord shall notify Tenant in writing within thirty (30) days from the date of the damage or destruction as to whether or not the damage is Partial or Total.

(b) **"Premises Total Destruction"** shall mean damage or destruction to the Premises, other than Tenant Owned Alterations and Utility Installations and Trade Fixtures, which cannot reasonably be repaired in six (6) months or

less from the date of the damage or destruction. Landlord shall notify Tenant in writing within thirty (30) days from the date of the damage or destruction as to whether or not the damage is Partial or Total.

(c) **"Insured Loss"** shall mean damage or destruction to improvements on the Premises, other than Tenant Owned Alterations and Utility Installations and Trade Fixtures, which was caused by an event required to be covered by the insurance described in Paragraph 8.3(a), irrespective of any deductible amounts or coverage limits involved.

(d) **"Replacement Cost"** shall mean the cost to repair or rebuild the improvements owned by Landlord at the time of the occurrence to their condition existing immediately prior thereto, including demolition, debris removal and upgrading required by the operation of Applicable Requirements, and without deduction for depreciation.

(e) **"Hazardous Substance Condition"** shall mean the occurrence or discovery of a condition involving the presence of, or a contamination by, a Hazardous Substance as defined in Paragraph 6.2(a), in, on, or under the Premises.

9.2 **Partial Damage - Insured Loss.** If a Premises Partial Damage that is an Insured Loss occurs, then Landlord shall, at Landlord's expense, repair such damage (but not Tenant's Trade Fixtures or Tenant Owned Alterations and Utility Installations) as soon as reasonably possible and this Lease shall continue in full force and effect; provided, however, that Tenant shall, at Landlords election, make the repair of any damage or destruction the total cost to repair of which is $10,000 or less, and, in such event, Landlord shall make any applicable insurance proceeds available to Tenant on a reasonable basis for that purpose. Notwithstanding the foregoing, if the required insurance was not in force or the insurance proceeds are not sufficient to effect such repair, the Insuring Party shall promptly contribute the shortage in proceeds (except as to the deductible which is Tenant's responsibility) as and when required to complete said repairs. In the event, however, such shortage was due to the fact that, by reason of the unique nature of the improvements, full replacement cost insurance coverage was not commercially reasonable and available, Landlord shall have no obligation to pay for the shortage in insurance proceeds or to fully restore the unique aspects of the Premises unless Tenant provides Landlord with the funds to cover same, or adequate assurance thereof, within ten (10) days following receipt of written notice of such shortage and request therefor. If Landlord receives said funds or adequate assurance thereof within said ten (10) day period, the party responsible for making the repairs shall complete them as soon as reasonably possible and this Lease shall remain in full force and effect. If such funds or assurance are not received, Landlord may nevertheless elect by written notice to Tenant within ten (10) days thereafter to: (i) make such restoration and repair as is commercially reasonable with Landlord paying any shortage in proceeds, in which case this Lease shall remain in full force and effect, or have this Lease terminate thirty (30) days thereafter. Tenant shall not be entitled to reimbursement of any funds contributed by Tenant to repair any such damage or destruction. Premises Partial Damage due to flood or earthquake shall be subject to Paragraph 9.3, notwithstanding that there may be some insurance coverage, but the net proceeds of any such insurance shall be made available for the repairs if made by either Party.

9.3 **Partial Damage - Uninsured Loss.** If a Premises Partial Damage that is not an Insured Loss occurs. unless caused by a negligent or willful misconduct of Tenant (in which event Tenant shall make the repairs at Tenant's expense), Landlord may either: (I) repair such damage as soon as reasonably possible at Landlord's expense, in which event this Lease shall continue in full force and effect, or (ii) terminate this Lease by giving written notice to Tenant within thirty (30) days after receipt by Landlord of knowledge of the occurrence of such damage. Such termination shall be effective sixty (60) days following the date of such notice. In the event Landlord elects to terminate this Lease, Tenant shall have the right within ten (10) days after receipt of the termination notice to give written notice to Landlord of Tenant's commitment to pay for the repair of such damage without reimbursement from Landlord. Tenant shall provide Landlord with said funds or satisfactory assurance thereof within thirty (30) days after making such commitment. In such event this Lease shall continue in full force and effect, and Landlord shall proceed to make such repairs as soon as reasonably possible after the required funds are available. If Tenant does rot make the required commitment, this Lease shall terminate as of the date specified in the termination notice.

9.4 **Total Destruction.** Notwithstanding any other provision hereof, if a Premises Total Destruction occurs, this Lease shall terminate sixty (60) days following such Destruction. If the damage or destruction was caused by the gross negligence or willful misconduct of Tenant, Landlord shall have the right to recover Landlord's damages from Tenant, except as provided in Paragraph 8.6.

9.5 **Damage Near End of Term.** If at any time during the last six (6) months of this Lease there is damage for which the cost to repair exceeds one (1) month's Base Rent, whether or not an Insured Loss, Landlord may terminate this

Lease effective sixty (60) days following the date of occurrence of such damage by giving a written termination notice to Tenant within thirty (30) days after the date of occurrence of such damage. Notwithstanding the foregoing, it Tenant at that time has an exercisable option to extend this Lease or to purchase the Premises, then Tenant may preserve this Lease by, (a) exercising such option and (b) providing Landlord with any shortage in insurance proceeds (or adequate assurance thereof) needed to make the repairs on or before the earlier of (i) the date which is ten days after Tenant's receipt of Landlord's written notice purporting to terminate this Lease, or (ii) the day prior to the date upon which such option expires. If Tenant duly exercises such option during such period and provides Landlord with funds (or adequate assurance thereof) to cover any shortage in insurance proceeds, Landlord shall, at Landlord's commercially reasonable expense, repair such damage as soon as reasonably possible and this Lease shall continue in full force and effect. If Tenant fails to exercise such option and provide such funds or assurance during such period. then this Lease shall terminate on the date specified in the termination notice and Tenant's option shall be extinguished.

9.6 **Abatement of Rent; Tenant's Remedies.**

(a) **Abatement.** In the event of Premises Partial Damage or Premises Total Destruction or a Hazardous Substance Condition for which Tenant is not responsible under this Lease, the Rent payable by Tenant for the period required for the repair, remediation or restoration of such damage shall be abated in proportion to the degree to which Tenant's use of the Premises is impaired, but not to exceed the proceeds received from the Rental Value insurance. All other obligations of Tenant hereunder shall be performed by Tenant, and Landlord shall have no liability for any such damage, destruction. remediation, repair or restoration except as provided herein.

(b) **Remedies**. if Landlord shall be obligated to repair or restore the Premises and does not commence, in a substantial and meaningful way such repair or restoration within one hundred eighty (180) days after such obligation shall accrue, Tenant may, at any time prior to the commencement of such repair or restoration, give written notice to Landlord and to any Lenders of which Tenant has actual notice, of Tenant's election to terminate this Lease on a date not less than sixty (60) days following the giving of such notice. If Tenant gives such notice and such repair or restoration is not commenced within thirty (30) days thereafter, this Lease shall terminate as of the date specified in said notice. If the repair or restoration is commenced within said thirty (30) days, this Lease shall continue in full force and effect. **"Commence"** shall mean either the unconditional authorization of the preparation of the required plans, or the beginning of the actual work on the Premises, whichever first occurs.

9.7 **Termination - Advance Payments.** Upon termination of this Lease pursuant to Paragraph I or Paragraph 9, an equitable adjustment shall be made concerning advance Base Rent and any other advance payments made by Tenant to Landlord. Landlord shall, in addition, return to Tenant so much of Tenant's Security Deposit as has not been, or is not then required to be, used by Landlord.

9.8 **Waive Statutes.** Landlord and Tenant agree that the terms of this Lease shall govern the effect of any damage to or destruction of the Premises with respect to the termination of this Lease and hereby waive the provisions of any present or future statute to the extent inconsistent herewith.

10. **Real Property Taxes.**

10.1 **Definition of "Real Property Taxes."** As used herein, the term **"Real Property Taxes"** shall include any form of assessment; real estate, general, special, ordinary or extraordinary, or rental levy or tax (other than inheritance, personal income or estate taxes); improvement bond; and/or license fee imposed upon or levied against any legal or equitable interest of Landlord in the Premises, Landlord's right to other income therefrom, and/or Landlord's business of leasing, by any authority having the direct or indirect power to tax and where the funds are generated with reference to the Building address and where the proceeds So generated are to be applied by the city, county or other local taxing authority of a jurisdiction within which the Premises are located. The term **"Real Property Taxes"** shall also include any tax, fee, levy, assessment or charge, or any increase therein, imposed by reason of events occurring during the term of this Lease, including but not limited to, a change in the ownership of the Premises.

10.2 **Payment of Taxes.** Tenant shall pay its share of Real Property Taxes in excess of the 2010 Base Year pursuant to Section 4.3.

10.3 **Joint Assessment.** If the Premises are not separately assessed, Tenant's liability shall be an equitable proportion of the Real Property Taxes for all of the land and improvements included within the tax parcel assessed, such proportion to be conclusively determined by Landlord from the respective valuations assigned in the assessor's work

sheets or such other information as may be reasonably available.

10.4 **Personal Property Taxes.** Tenant shall pay, prior to delinquency, all taxes assessed against and levied upon Tenant Owned Alterations, Utility Installations, Trade Fixtures. furnishings, equipment and all personal property of Tenant. When possible, Tenant shall cause such property to be assessed and billed separately from the real property of Landlord. If any of Tenant's said personal property shall be assessed with Landlord's real property. Tenant shall pay Landlord the taxes attributable to Tenant's property within ten (10) days after receipt of a written statement.

11. **Utilities**. Tenant shall pay for all gas, heat, light, power, telephone, trash disposal and other utilities and services supplied to the Premises, together with any taxes thereon. If any such services are not separately metered to Tenant, Tenant shall pay a reasonable proportion, to be determined by Landlord, of all charges jointly metered.

12. **Assignment and Subletting.**

12.1 **Landlord's Consent Required.**

(a) Tenant shall not voluntarily or by operation of law assign, transfer, mortgage or encumber (collectively, "assign or assignment") or sublet all or any part of Tenant's interest in this Lease or in the Premises without Landlord's prior written consent, which shall not be unreasonably withheld or conditioned.

(b) A change in the control of Tenant shall constitute an assignment requiring consent. The transfer, on a cumulative basis, of forty-nine percent (49%) or more of the voting control of Tenant shall constitute a change in control for this purpose.

(c) The involvement of Tenant or its assets in any transaction, or series of transactions (by way of merger. sale, acquisition, financing, transfer, leveraged buy-out or otherwise), whether or not a formal assignment or hypothecation of this Lease or Tenant's assets occurs, which results or will result in a reduction of the Net Worth of Tenant by an amount greater than twenty-five percent (25%) of such Net Worth as it was represented at the time of the execution of this Lease or at the time of the most recent assignment to which Landlord has consented, or as it exists immediately prior to said transaction or transactions constituting such reduction, whichever was or is greater, shall be considered an assignment of this Lease to which Landlord May withhold its consent. **"Net Worth of Tenant"** shall mean the net worth of Tenant (excluding any guarantors) established under generally accepted accounting principles.

(d) An assignment or subletting without consent shall, at Landlord's option, be a Default curable after notice per Paragraph 13.1(c), or a noncurable Breach without the necessity of any notice and grace period. If Landlord elects to treat such unapproved assignment or subletting as a noncurable Breach, Landlord may either: (i) terminate this Lease, or (ii) upon thirty (30) days written notice, increase the monthly Base Rent to ore hundred ten percent (110%) of the Base Rent then in effect. Further, in the event of such Breach and rental adjustment, (l) the purchase price of any option to purchase the Premises held by Tenant shall be subject to similar adjustment to one hundred ten percent (110%) of the price previously in effect. and (ii) all fixed and non-fixed rental adjustments scheduled during the remainder of the Lease term shall be increased to One Hundred Ten Percent (l 10%) of the scheduled adjusted rent.

(e) Tenant's remedy for any breach of Paragraph 12.1 by Landlord shall be limited to compensatory damages and/or injunctive relief.

12.2 **Terms and Conditions Applicable to Assignment and Subletting.**

(a) Regardless of Landlord's consent, any assignment or subletting shall not: (l) be effective without the express written assumption by such assignee or sublessee of the obligations of Tenant under this Lease; (ii) release Tenant of any obligations hereunder; or (iii) alter the primary liability of Tenant for the payment of Rent or for the performance of any other obligations to be performed by Tenant.

(b) Landlord may accept Rent or performance of Tenant's obligations from any person other than Tenant pending approval or disapproval of an assignment. Neither a delay in the approval or disapproval of such assignment nor the acceptance of Rent or performance shall constitute a waiver or estoppel of Landlord's right to exercise its remedies for Tenant's Default or Breach.

(c) Landlord's consent to any assignment or subletting shall not constitute a consent to any subsequent

assignment or subletting.

(d) In the event of any Default or Breach by Tenant, Landlord may proceed directly against Tenant, any Guarantors or anyone else responsible for the performance of Tenant's obligations under this Lease, including any assignee or sublessee, without first exhausting Landlord's remedies against any other person or entity responsible therefore to Landlord, or any security held by Landlord.

(e) Each request for consent to an assignment or subletting shall be in writing, accompanied by information relevant to Landlord's determination as to the financial and operational responsibility and appropriateness of the proposed assignee or sublessee, including but not limited to the intended use and/or required modification of the Premises, if any, together with a fee not to exceed $500, plus applicable New Mexico gross receipt tax, as consideration for Landlord's considering and processing said request. Tenant agrees to provide Landlord with such other or additional information and/or documentation as may be reasonably requested.

(f) Any assignee of, or sublessee under, this Lease shall, by reason of accepting such assignment or entering into such sublease, be deemed to have assumed and agreed to conform and comply with each and every term, covenant, condition and obligation herein to be observed or performed by Tenant during the term of said assignment or sublease, other than such obligations as are contrary to or inconsistent with provisions of an assignment or sublease to which Landlord has specifically consented to in writing.

12.3 **Additional Terms and Conditions Applicable to Subletting.** The following terms and conditions shall apply to any subletting by Tenant of all or any part of the Premises and shall be deemed included in all subleases under this Lease whether or not expressly incorporated therein:

(a) Tenant hereby assigns and transfers to Landlord all of Tenant's interest in all Rent payable on any sublease, and Landlord may collect such Rent and apply same toward Tenant's obligations under this Lease; provided, however, that until a Breach shall occur in the performance of Tenant's obligations, Tenant may collect said Rent. Landlord shall not, by reason of the foregoing or any assignment of such sublease, nor by reason of the collection of Rent, be deemed liable to the sublessee for any failure of Tenant to perform and comply with any of Tenant's obligations to such sublessee. Tenant hereby irrevocably authorizes and directs any such sublessee, upon receipt of a written notice from Landlord stating that a Breach exists in the performance of Tenant's obligations under this Lease, to pay to Landlord all Rent due and to become due under the sublease. Sublessee shall rely upon any such notice from Landlord and shall pay all Rents to Landlord without any obligation or right to inquire as to whether such Breach exists, notwithstanding any claim from Tenant to the contrary.

(b) In the event of a Breach by Tenant, Landlord may, at its option, require sublessee to attorn to Landlord, in which event Landlord shall undertake the obligations of the sublessor under such sublease from the time of the exercise of said option to the expiration of such sublease; provided, however, Landlord shall not be liable for any prepaid rents or security deposit paid by such sublessee to such sublessor or for any prior Defaults or Breaches of such sublessor.

(c) Any matter requiring the consent of the sublessor under a sublease shall also require the consent of Landlord.

(d) No sublessee shall further assign or sublet all or any part of the Premises without Landlord's prior written consent.

(e) Landlord shall deliver a copy of any notice of Default or Breach by Tenant to the sublessee, who shall have the right to cure the Default of Tenant within the grace period, if any, specified in such notice. The sublessee shall have a right of reimbursement and offset from and against Tenant for any such Defaults cured by the sublessee.

13. Default; Breach; Remedies.

13.1 **Default; Breach.** A **"Default"** is defined as a failure by the Tenant to comply with or perform any of the terms, covenants, conditions or rules under this Lease. A **"Breach"** is defined as the occurrence of one or more of the following Defaults, and the failure of Tenant to cure such Default within any applicable grace period:

(a) The abandonment of the Premises; or the vacating of the Premises without providing a commercially

reasonable level of security, or where the coverage of the property insurance described in Paragraph 8.3 is jeopardized as a result thereof, or without providing reasonable assurances to minimize potential vandalism.

(b) The failure of Tenant to make any payment of Rent or any Security Deposit required to be made by Tenant hereunder, whether to Landlord or to a third party, when due, to provide reasonable evidence of insurance or surety bond, or to fulfill any obligation under this Lease which endangers or threatens life or property, where such failure continues for a period of three (3) business days following written notice to Tenant.

(c) The failure by Tenant to provide (i) reasonable written evidence of compliance with Applicable Requirements, (ii the service contracts, (iii) the rescission of an unauthorized assignment or subletting, (iv) a Estoppel Certificate, (v) a requested subordination, (vi) evidence concerning any guaranty and/or Guarantor, (vii) any document requested under Paragraph 41 (easements), or (viii) any other documentation or information which Landlord may reasonably require of Tenant under the terms of this Lease, where any such failure continues for a period of ten (10) days following written notice to Tenant.

(d) A Default by Tenant as to the terms, covenants, conditions or provisions of this Lease, or of the rules adopted under Paragraph 38 hereof, other than those described in subparagraphs 13.1(a), (b) or (c), above, where such Default continues for a period of thirty (30) days after written notice: provided, however, that if the nature of Tenant's Default is such that more than thirty (30) days are reasonably required for its cure, then it shall not be deemed to be a Breach if Tenant commences such cure within said thirty (30) day period and thereafter diligently prosecutes such cure to completion.

(e) The occurrence of any of the following events: (i) the making of any general arrangement or assignment for the benefit of creditors; (ii) becoming a "debtor" as defined in 11 U.S.C. § 101 or any successor statute thereto (unless, in the case of a petition filed against Tenant, the same is dismissed within sixty (60) days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, where possession is not restored to Tenant within thirty (30) days; or (iv) the attachment, execution or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, where such seizure is not discharged within thirty (30) days; provided, however, in the event that any provision of this Subparagraph 13.1 (e) is contrary to any Applicable Law, such provision shall be of no force or effect, and not affect the validity of the remaining provisions.

(f) The discovery that any financial statement of Tenant or of any Guarantor given to Landlord was materially false.

(g) If the performance of Tenant's obligations under this Lease is guaranteed: (1) the death of a Guarantor; (ii) the termination of a Guarantor's liability with respect to this Lease other than in accordance with the terms of such guaranty; (iii) 2 Guarantor's becoming insolvent or the subject of a bankruptcy filing; (iv) a Guarantor's refusal to honor the guaranty; or (v) a Guarantor's breach of its guaranty obligation on an anticipatory basis, and Tenant's failure, within sixty (60) days following written notice of any such event, to provide written alternative assurance or security, which, when coupled with the then existing resources of Tenant, equals or exceeds the combined financial resources of Tenant and the Guarantors that existed at the time of execution of this Lease.

13.2 **Remedies.** If Tenant fails to perform any of its affirmative duties or obligations, within ten (10) days after written notice (or in case of an emergency, without notice), Landlord may, at its option, perform such duty or obligation on Tenant's behalf, including but not limited to the obtaining of reasonably required bonds, insurance policies, or governmental licenses, permits or approvals. The costs and expenses of any such performance by Landlord shall be due and payable by Tenant upon receipt of invoice therefor. If any check given to Landlord by Tenant shall not be honored by the bank upon which it is drawn, Landlord, at its option, may require all future payments to be made by Tenant to be by cashier's check. In the event of a Breach, Landlord may, with or without further notice or demand, and without limiting Landlord in the exercise of any right or remedy which Landlord may have by reason of such Breach:

(a) Terminate Tenant's right to possession of the Premises by any lawful means, in which Case this Lease shall terminate and Tenant shall immediately surrender possession to Landlord. In such event Landlord shall be entitled to recover from Tenant: (i) the unpaid Rent which had been earned at the time of termination; (ii) the worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that the Tenant proves could have been reasonably avoided; (ii!) the worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds

the amount of such rental loss that the Tenant proves could be reasonably avoided; and (iv) any other amount necessary to compensate Landlord for all the detriment proximately caused by the Tenant's failure to perform its obligations under this Lease or which in the ordinary course of things would be likely to result therefrom, including but not limited to the cost of recovering possession of the Premises, expenses of reletting, including necessary renovation and alteration of the Premises, reasonable attorneys' fees, and that portion of any leasing commission paid by Landlord in connection with this Lease applicable to the unexpired term of this Lease. The worth at the time of award of the amount referred to in provision (iii) of the immediately preceding sentence shall be computed by discounting such amount at the discount rate of the Federal Reserve Bank of the District within which the Premises are located at the time of award plus one percent (1%). Efforts by Landlord to mitigate damages caused by Tenant's Breach of this Lease shall not waive Landlord's right to recover damages under Paragraph 12. If termination of this Lease is obtained through the provisional remedy of unlawful detainer, Landlord shall have the right to recover in such proceeding any unpaid Rent and damages as are recoverable therein, or Landlord may reserve the right to recover all or any part thereof in a separate suit. If a notice and grace period required under Paragraph 13.1 was not previously given, a notice to pay rent or quit, or to perform or quit given to Tenant under the unlawful detainer statute shall also constitute the notice required by Paragraph 13.1. In such case, the applicable grace period required by Paragraph 13.1 and the unlawful detainer statute shall run concurrently, and the failure of Tenant to cure the Default within the greater of the two such grace periods shall constitute both an unlawful detainer and a Breach of this Lease entitling Landlord to the remedies provided for in this Lease and/or by said statute.

(b) Continue the Lease and Tenant's right to possession and recover the Rent as it becomes due, in which event Tenant may sublet or assign, subject only to reasonable limitations. Acts of maintenance, efforts to relet, and/or the appointment of a receiver to protect the Landlord's interests, shall not constitute a termination of the Tenant's right to possession.

(c) Pursue any other remedy now or hereafter available under the laws or judicial decisions of the state wherein the Premises are located.

(d) The expiration or termination of this Lease and/or the termination of Tenant's right to possession shall not relieve Tenant from liability under any indemnity provisions of this Lease as to matters occurring or accruing during the term hereof or by reason of Tenant's occupancy of the Premises.

13.3 **Inducement Recapture.** Any agreement for free or abated rent or other charges, or for the giving or paying by Landlord to or for Tenant of any cash or other bonus, inducement or consideration for Tenant's entering into this Lease. all of which concessions are hereinafter referred to as **"Inducement Provisions,"** shall be deemed conditioned upon Tenant's full and faithful performance of all of the terms, covenants and conditions of this Lease. Upon Breach of this Lease by Tenant, any such Inducement Provision shall automatically be deemed deleted from this Lease and of no further force or effect. and any rent, other charge, bonus, inducement or consideration theretofore abated, given or paid by Landlord under such an Inducement Provision shall be immediately due and payable by Tenant to Landlord, notwithstanding any subsequent cure of said Breach by Tenant. The acceptance by Landlord of Rent or the cure of the Breach which initiated the operation of this paragraph shall not be deemed a waiver by Landlord of the provisions of this paragraph unless specifically so stated in writing by Landlord at the time of such acceptance.

13.4 **Late Charges.** Tenant hereby acknowledges that late payment by Tenant of Rent will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed upon Landlord by any Lender. Accordingly, if any Rent shall not be received by Landlord within five (5) days after such amount shall be due, then, without any requirement for notice to Tenant, Tenant shall pay to Landlord a one-time late charge equal to five percent (5%) of each such overdue amount. The Parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of such late payment. Acceptance of such late charge by Landlord shall in no event constitute a waiver of Tenant's Default or Breach with respect to such overdue amount, nor prevent the exercise of any of the other rights and remedies granted hereunder. In the event that a late charge is payable hereunder, whether or not collected, for three (3) consecutive installments of Base Rent, then notwithstanding any provision of this Lease to the contrary, Base Rent shall, at Landlord's option, become due and payable quarterly in advance.

13.5 **Interest.** Any monetary payment due Landlord hereunder, other than late charges, not received by Landlord, when due as to scheduled payments (such as Base Rent) or within thirty (30) days following the date on which it was due for non-scheduled payment, shall bear interest from the date when due, as to scheduled payments, or the thirty-first (31st) day after it was due as to non-scheduled payments. The interest **("Interest")** charged shall be equal to

the prime rate reported in the Wall Street Journal as published closest prior to the date when due plus four percent (4%), but shall not exceed the maximum rate allowed by law. Interest is payable in addition to the potential late charge provided for in Paragraph 13.4.

13.6 **Breach by Landlord.**

(a) **Notice of Breach.** Landlord shall not be deemed in breach of this Lease unless Landlord fails within a reasonable time to perform an obligation required to be performed by Landlord. For purposes of this Paragraph, a reasonable time shall in no event be less than thirty (30) days after receipt by Landlord, and any Lender whose name and address shall have been furnished Tenant in writing for such purpose, of written notice specifying wherein such obligation of Landlord has not been performed; provided, however, that if the nature of Landlord's obligation is such that more than thirty (30) days are reasonably required for its performance, then Landlord shall not be in breach if performance is commenced within such thirty (30) day period and thereafter diligently pursued to completion. As stated in Paragraph 7.2 Landlord Obligations related to maintenance must be performed within 10 days of verbal or written notice from tenant.

(b) **Performance by Tenant on Behalf of Landlord.** In the event that neither Landlord nor Lender cures said breach within thirty (30) days after receipt of said notice, or if having commenced said cure they do not diligently pursue it to completion, then Tenant may elect to cure said breach at Tenant's expense and offset from Rent an amount equal to the greater of one month's Base Rent or the Security Deposit, and to pay an excess of such expense under protest, reserving Tenant's right to reimbursement from Landlord. Tenant shall document the cost of said cure and supply said documentation to Landlord.

14. **Condemnation.** If the Premises or any portion thereof are taken under the power of eminent domain or sold under the threat of the exercise of said power (collectively **"Condemnation"),** this Lease shall terminate as to the part taken as of the date the condemning authority takes title or possession, whichever first occurs. If more than ten percent (10%) of any building portion of the Premises, or more than twenty-five percent (25%) of the land area portion of the Premises not occupied by any building, is taken by Condemnation, Tenant may, at Tenant's option, to be exercised in writing within ten (10) days after Landlord shall have given Tenant written notice of such taking (or in the absence of such notice, within ten (10) days after the condemning authority shall have taken possession) terminate this Lease as of the date the condemning authority takes such possession. If Tenant does not terminate this Lease in accordance with the foregoing, this Lease shall remain in full force and effect as to the portion of the Premises remaining, except that the Base Rent shall be reduced in proportion to the reduction in utility of the Premises caused by such Condemnation. Condemnation awards and/or payments shall be the property of Landlord, whether such award shall be made as compensation for diminution in value of the leasehold, the value of the part taken, or for severance damages; provided, however, that Tenant shall be entitled to any compensation for Tenant's relocation expenses, loss of business goodwill and/or Trade Fixtures. without regard to whether or not this Lease is terminated pursuant to the provisions of this Paragraph. All Alterations and Utility Installations made to the Premises by Tenant, for purposes of Condemnation only, shall be considered the property of the Tenant and Tenant shall be entitled to any and all compensation which is payable therefor. In the event that this Lease is not terminated by reason of the Condemnation, Landlord shall repair any damage to the Premises caused by such Condemnation.

15. **Brokers' Fee.**

15.1 **Procuring Cause.** The Broker(s) named in Paragraph 1.10 is/are the procuring cause of this Lease.

15.2 **Additional Terms.** Unless Landlord and Broker(s) have other wise agreed in writing, Landlord agrees that: (a) if Tenant exercises any Option, (b) if Tenant acquires any rights to the Premises or other premises owned by Landlord and located within the same Project, if any, within which the Premises is located, (c) if Tenant remains in possession of the Premises, with the consent of Landlord, after the expiration of this Lease, or (d) if Base Rent is increased, whether by agreement or operation of an escalation clause herein. then, Landlord shall pay Brokers a fee in accordance with the schedule of said Brokers in effect at the time of the execution of this Lease.

15.3 **Assumption of Obligations.** Any buyer or transferee of Landlord's interest in this Lease shall be deemed to have assumed Landlord's obligation hereunder. Each Broker shall be a third party beneficiary of the provisions of Paragraphs 1.10, 15, 21 and 30. If Landlord fails to pay to a Broker any amounts due as and for commissions pertaining to this Lease when due, then such amounts shall accrue Interest. In addition, if Landlord fails to pay any amounts to Tenant's Broker when due, Tenant's Broker may send written notice to Landlord and Tenant of such failure and if Landlord fails to pay such amounts within ten (10) days after said notice, Tenant shall pay said monies to its Broker and offset such amounts against Rent. In addition, Tenant's Broker shall be deemed to be a third party beneficiary of any

commission agreement entered into by and/or between Landlord and Landlord's Broker,

15.4 **Representations and Indemnities of Broker Relationships.** Tenant and Landlord each represent and warrant to the other that it has had no dealings with any person, firm, broker or finder (other than the Brokers, if any) in connection with this Lease, and that no one other than said named Brokers is entitled to any commission or finder's fee in connection herewith. Tenant and Landlord do each hereby agree to indemnify, protect, defend and hold the other harmless from and against liability for compensation or charges which may be claimed by any such unnamed broker, finder or other similar party by reason of any dealings or actions of the indemnifying Party, including any costs, expenses, and/or attorneys' fees reasonably incurred with respect thereto.

16. **Estoppel Certificates.**

(a) Each Party (as **"Responding Party")** shall within ten (10) days after written notice from the other Party (the **"Requesting Party")** execute, acknowledge and deliver to the Requesting Party a statement in writing in form similar to the then most current **"Estoppel Certificate"** form published by the American Industrial Real Estate Association, plus such additional information. confirmation and/or statements as may be reasonably requested by the Requesting Party.

(b) If the Responding Party shall fail to execute or deliver the Estoppel Certificate within such ten day period, the Requesting Party may execute an Estoppel Certificate stating that: (i) the Lease is in full force and effect without modification except as may be represented by the Requesting Party, (ii) there are no uncured defaults in the Requesting Party's performance, and (iii) if Landlord is the Requesting Party, not more than one month's Rent has been paid in advance. Prospective purchasers and encumbrances may rely upon the Requesting Party's Estoppel Certificate, and the Responding Party shall be estopped from denying the truth of the facts contained in said Certificate.

(c) If Landlord desires to finance, refinance, or sell the Premises, or any part thereof, Tenant and all Guarantors shall deliver to any potential lender or purchaser designated by Landlord such financial statements as may be reasonably required by such lender or purchaser, including, but not limited to, Tenant's financial statements for the past three (3) years. All such financial statements shall be received by Landlord and such lender or purchaser in confidence and shall be used only for the purposes herein set forth.

17. **Definition of Landlord.** The term **"Landlord"** as used herein shall mean the owner or owners at the time in question of the fee title to the Premises, or, if this is a sublease, of the Tenant's interest in the prior lease. In the event of a transfer of Landlord's title or interest in the Premises or this Lease, Landlord shall deliver to the transferee or assignee (in cash or by credit) any unused Security Deposit held by Landlord. Except as provided in Paragraph 15, upon such transfer or assignment and delivery of the Security Deposit, as aforesaid, the prior Landlord shall be relieved of all liability with respect to the obligations and/or covenants under this Lease thereafter to be performed by the Landlord. Subject to the foregoing, the obligations and/or covenants in this Lease to be performed by the Landlord shall be binding only upon the Landlord as hereinabove defined. Notwithstanding the above, and subject to the provisions of Paragraph 19 below, the original Landlord under this Lease, and all subsequent holders of the Landlords interest in this Lease shall remain liable and responsible with regard to the potential duties and liabilities of Landlord pertaining to Hazardous Substances as outlined in Paragraph 6 above.

18. **Severability**. The invalidity of any provision of this Lease. as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof. Unless otherwise specifically indicated to the contrary, the word "days" as used in this Lease shall mean and refer to calendar days.

19. **Limitation on Liability.** Subject to the provisions of Paragraph 17 above, the obligations of Landlord under this Lease shall not constitute personal obligations of Landlord, the individual partners of Landlord or its or their individual partners, directors, officers or shareholders, and Tenant shall took to the Premises, and to no other assets of Landlord, for the satisfaction of any liability of Landlord with respect to this Lease, and shall not seek recourse against the individual partners of Landlord, or its or their individual partners, directors, officers or shareholders, or any of their personal assets for such satisfaction.

20. **Time of Essence.** Time is of the essence with respect to the performance of all obligations to be performed or observed by the Parties under this Lease.

21. **No Prior or Other Agreements; Broker Disclaimer.** This Lease contains all agreements between the Parties with respect to any matter mentioned herein, and no other prior or contemporaneous agreement or understanding shall be

effective. Landlord and Tenant each represents and warrants to the Brokers that it has made, and is relying solely upon, its own investigation as to the nature, quality, character and financial responsibility of the other Party to this Lease and as to the nature, quality and character of the Premises. Brokers have no responsibility with respect thereto or with respect to any default or breach hereof by either Party. The liability (including court costs and Attorneys' fees), of any Broker with respect to negotiation, execution, delivery or performance by either Landlord or Tenant under this Lease or any amendment or modification hereto shall be limited to an amount up to the fee received by such Broker pursuant to this Lease; provided, however, that the foregoing limitation on each Broker's liability shall not be applicable to any gross negligence or willful misconduct of such Broker.

22. **Notices.**

22.1 **Notice Requirements.** All notices required or permitted by this Lease shall be in writing and may be delivered in person (by hand or by courier) or may be sent by regular, certified or registered mail or U.S. Postal Service Express Mail, with postage prepaid, or by facsimile transmission, and shall be deemed sufficiently given if served in a manner specified in this Paragraph 22. The addresses noted adjacent to a Party's signature on this Lease shall be that Party's address for delivery or mailing of notices. Either Party may by written notice to the other specify a different address for notice, except that upon Tenant's taking possession of the Premises, the Premises shall constitute Tenant's address for notice. A copy of all notices to Landlord shall be concurrently transmitted to such party or parties at such addresses as Landlord may from time to time hereafter designate in writing.

22.2 **Date of Notice.** Any notice sent by registered or certified mail, return receipt requested, shall be deemed given on the date of delivery shown on the receipt card, or if no delivery date is shown, the postmark thereon. If sent by regular mail the notice shall be deemed given five (5) days after the same is addressed as required herein and mailed with postage prepaid. Notices delivered by United States Express Mail or overnight courier that guarantee next day delivery shall be deemed given the day after delivery of the same to the Postal Service or courier. Notices transmitted by facsimile transmission or similar means shall be deemed delivered upon telephone confirmation of receipt, provided a copy is also delivered via delivery or mail. If notice is received on a Saturday, Sunday or legal holiday, it shall be deemed received on the next business day,

23. **Waivers.** No waiver by Landlord of the Default or Breach of any term, covenant or condition hereof by Tenant, shall be deemed a waiver of any other term, covenant or condition hereof, or of any subsequent Default or Breach by Tenant of the same or of any other term, covenant or condition hereof. Landlord's consent to, or approval of, any act shall not be deemed to render unnecessary the obtaining of Landlord's consent to, or approval of, any subsequent or similar act by Tenant, or be construed as the basis of an estoppel to enforce the provision or provisions of this Lease requiring such consent. The acceptance of Rent by Landlord shall not be a waiver of any Default or Breach by Tenant. Any payment by Tenant may be accepted by Landlord on account of monies or damages due Landlord, notwithstanding any qualifying statements or conditions made by Tenant in connection therewith. which such statements and/or conditions shall be of no force or effect whatsoever unless specifically agreed to in writing by Landlord at or before the time of deposit of such payment.

24. **Recording.** Either Landlord or Tenant shall, upon request of the other, execute, acknowledge and deliver to the other a short form memorandum of this Lease for recording purposes. The Party requesting recordation shall be responsible for payment of any fees applicable thereto.

25. **No Right To Holdover.** Tenant has no right to retain possession of the Premises or any part thereof beyond the expiration or termination of this Lease. In the event that Tenant holds over, then the Base Rent shall be increased to one hundred twenty-five percent (125%) of the Base Rent applicable during the month immediately preceding the expiration or termination. Nothing contained herein shall be construed as consent by Landlord to any holding over by Tenant.

26. **Cumulative Remedies.** No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

27. **Covenants and Conditions; Construction of Agreement.** All provisions of this Lease to be observed or performed by Tenant are both covenants and conditions. In construing this Lease, all headings and titles are for the convenience of the Parties only and shall not be considered a part of this Lease. Whenever required by the context, the singular shall include the plural and vice versa. This Lease shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if both Parties had prepared it.

28. **Binding Effect; Choice of Law.** This Lease shall be binding upon the parties, their personal representatives, successors and assigns and be governed by the laws of the State in which the Premises are located. Any litigation between the Parties hereto concerning this Lease shall be initiated in the county in which the Premises are located.

29. **Subordination; Attornment; Non-Disturbance.**

29.1 **Subordination.** This Lease and any Option granted hereby shall be subject and subordinate to any ground lease, mortgage, deed of trust, or other hypothecation or security device (collectively, **"Security Device"),** now or hereafter placed upon the Premises, to any and all advances made on the security thereof, and to all renewals, modifications, and extensions thereof. Tenant agrees that the holders of any such Security Devices (in this Lease together referred to as "Landlord's Lender") shall have no liability or obligation to perform any of the obligations of Landlord under this Lease. Any Lender may elect to have this Lease and/or any Option granted hereby superior to the lien of its Security Device by giving written notice thereof to Tenant, whereupon this Lease and such Options shall be deemed prior to such Security Device, notwithstanding the relative dates of the documentation or recordation thereof.

29.2 **Attornment.** Subject to the non-disturbance provisions of Paragraph 29.3, Tenant agrees to attorn to a Lender or any other party who acquires ownership of the Premises by reason of a foreclosure of a Security Device, and that in the event of such foreclosure, such new owner shall not: (i) be liable for any act or omission of any prior landlord or with respect to events occurring prior to acquisition of ownership, (ii) be subject to any offsets or defenses which Tenant might have against any prior landlord; or (iii) be bound by prepayment of more than one (1) month's rent.

29.3 **Non-Disturbance.** With respect to Security Devices entered into by Landlord after the execution of this Lease, Tenant's subordination of this Lease shall be subject to receiving a commercially reasonable non-disturbance agreement (a **"Non-Disturbance Agreement")** from the Lender which Non-Disturbance Agreement provides that Tenant's possession of the Premises, and this Lease, including any options to extend the term hereof, will not be disturbed so long as Tenant is not in Breach hereof and attorns to the record owner of the Premises. Further, within sixty (60) days after the execution of this Lease, Landlord shall use its commercially reasonable efforts to obtain a Non-Disturbance Agreement from the holder of any pre-existing Security Device which is secured by the Premises. In the event that Landlord is unable to provide the Non-Disturbance Agreement within said sixty (60) days, then Tenant may, at Tenant's option, directly contact Landlord's lender and attempt to negotiate for the execution and delivery of a Non-Disturbance Agreement.

29.4 **Self-Executing.** The agreements contained in this Paragraph 29 shall be effective without the execution of any further documents; provided, however, that, upon written request from Landlord or a Lender in connection with a sale, financing or refinancing of the Premises, Tenant and Landlord shall execute such further writings as may be reasonably required to separately document any subordination attornment and/or Non-Disturbance Agreement as is provided for herein.

30. **Attorneys' Fees.** If any Party or Broker brings an action or proceeding involving the Premises to enforce the terms hereof or to declare rights hereunder, the Prevailing Party (as hereafter defined) in any such proceeding, action, or appeal thereon, shall be entitled to reasonable attorneys' fees. Such fees may be awarded in the same suit or recovered in a separate suit, whether or not such action or proceeding is pursued to decision or judgment. The term, **"Prevailing Party"** shall include, without limitation, a Party or Broker who substantially obtains or defeats the relief sought, as the case may be, whether by compromise, settlement, judgment, or the abandonment by the other Party or Broker of its claim or defense. The attorneys' fees award shall not be computed in accordance with any court fee schedule, but shall be such as to fully reimburse all attorneys' fees reasonably incurred. In addition, Landlord shall be entitled to attorneys' fees, costs and expenses incurred in the preparation and service of notices of Default and consultations in connection therewith, whether or not a legal action is subsequently commenced in connection with such Default or resulting Breach.

31. **Landlord's Access; Showing Premises; Repairs.** Landlord and Landlord's agents shall have the right to enter the Premises at any time, in the case of an emergency, and otherwise at reasonable times for the purpose of showing the same to prospective purchasers, lenders, or lessees, and making such alterations, repairs, improvements or additions to the Premises as Landlord may deem necessary. All such activities shall be without abatement of rent or liability to Tenant (except as otherwise provided in this Lease). Landlord may at any time place on the Premises any ordinary **"For Sale"** signs and Landlord may during the last six (6) months of the term hereof place on the Premises any ordinary **"For Lease"** signs. Tenant may at any time place on or about the Premises any **ordinary "For Sublease"** sign.

32. **Auction.** Tenant shall not conduct, nor permit to be conducted, any auction upon the Premises without

Landlord's prior written consent.

33. **Signs.** Except for ordinary "For Sublease" signs, Tenant shall not place any sign upon the Premises without Landlord's prior written consent. All signs must comply with all Applicable Requirements.

34. **Termination; Merger.** Unless specifically stated otherwise in writing by Landlord, the voluntary or other surrender of this Lease by Tenant, the mutual termination or cancellation hereof, or a termination hereof by Landlord for Breach by Tenant, shall automatically terminate any sublease or lesser estate in the Premises; provided, however, that Landlord may elect to continue any one or all existing subtenancies. Landlord's failure within ten (10) days following any such event to elect to the contrary by written notice to the holder of any such lesser interest, shall constitute Landlord's election to have such event constitute the termination of such interest.

35. **Consents.** Except as otherwise provided herein, wherever in this Lease the consent of a Party is required to an act by or for the other Party, such consent shall not be unreasonably withheld or delayed. Landlord's actual reasonable costs and expenses (including, but not limited to, architects', attorneys'. engineers' and other consultants' fees) incurred in the consideration of, or response to, a request by Tenant for any Landlord consent. including, but not limited to, consents to an assignment, a subletting or the presence or use of a Hazardous Substance, shall be paid by Tenant upon receipt of an invoice and supporting documentation therefor. Landlord's consent to any act, assignment or subletting shall not constitute an acknowledgment that no Default or Breach by Tenant of this Lease exists, nor shall such consent be deemed a waiver of any then existing Default or Breach, except as may be otherwise specifically stated in writing by Landlord at the time of such consent. The failure to specify herein any particular condition to Landlord's consent shall not preclude the imposition by Landlord at the time of consent of such further or other conditions as are then reasonable with reference to the particular matter for which consent is being given. In the event that either Party disagrees with any determination made by the other hereunder and reasonably requests the reasons for such determination, the determining party shall furnish its reasons in writing and in reasonable detail within ten (10) business days following such request.

36. **Intentionally Omitted.**

37. **Quiet Possession.** Subject to payment by Tenant of the Rent and performance of all of the covenants, conditions and provisions on Tenant's part to be observed and performed under this Lease, Tenant shall have quiet possession and quiet enjoyment of the Premises during the term hereof.

38. **Options (Also, see Exhibit B).**

38.1 **Definition. "Option"** shall mean: (a) the right to extend the term of or renew this Lease or to extend or renew any lease that Tenant has on other property of Landlord: (b) the right of first refusal or first offer to lease either the Premises or other property of Landlord; (c) the right to purchase or the right of first refusal to purchase the Premises or other property of Landlord.

38.2 **Options Personal To Original Tenant.** Each Option granted to Tenant in this Lease is personal to the original Tenant, and cannot be assigned or exercised by anyone other than said original Tenant and only while the original Tenant is in full possession of the Premises and. if requested by Landlord, with Tenant certifying that Tenant has no intention of thereafter assigning or subletting.

38.3 **Multiple Options.** In the event that Tenant has any multiple Options to extend or renew this Lease, a later Option cannot be exercised unless the prior Options have been validly exercised.

38.4 **Effect of Default on Options.**

(a) Tenant shall have no right to exercise an Option: (i) during the period commencing with the giving of any notice of Default and continuing until said Default is cured, (ii) during the period of time any Rent is unpaid (without regard to whether notice thereof is given Tenant), (iii) during the time Tenant is in Breach of this Lease, or (iv) in the event that Tenant has been given three (3) or more notices of separate Default. whether or not the Defaults are cured. during the twelve (12) month period immediately preceding the exercise of the Option.

(b) The period of time within which an Option may be exercised shall not be extended or enlarged by reason of Tenant's inability to exercise an Option because of the provisions of Paragraph 38.4(a).

(c) An Option shall terminate and be of no further force or effect, notwithstanding Tenant's due and timely exercise of the Option, if, after such exercise and prior to the commencement of the extended term, (i) Tenant fails to pay Rent for a period of thirty (30) days after such Rent becomes due (without any necessity of Landlord to give notice thereof), (ii) Landlord gives to Tenant three (3) or more notices of separate Default during any twelve (12) month period, whether or not the Defaults are cured, or (iii) if Tenant commits a Breach of this Lease.

39. **Multiple Buildings.** If the Premises are a part of a group of buildings controlled by Landlord, Tenant agrees that it will observe all reasonable rules and regulations which Landlord may make from time to time, and of which Tenant has written notice, for the management, safety, and care of said properties, including the care and cleanliness of the grounds and including the parking, loading and unloading of vehicles, and that Tenant will pay its fair share of common expenses incurred in connection therewith, as provided for in this Lease.

40. **Security Measures.** Tenant hereby acknowledges that the rental payable to Landlord hereunder does not include the cost of guard service or other security measures, and that Landlord shall have no obligation whatsoever to provide same, Tenant assumes all responsibility for the protection of the Premises, Tenant, its agents and invitees and their property from the acts of third parties.

41. **Reservations**. Landlord reserves to itself the right, from time to time, to grant, without the consent or joinder of Tenant, such easements, rights and dedications that Landlord deems necessary, and to cause the recordation of parcel maps and restrictions, so long as such easements, rights, dedications, maps and restrictions do not unreasonably interfere with the use of the Premises by Tenant. Tenant agrees to sign any documents reasonably requested by Landlord to effectuate any such easement rights, dedication, map or restrictions.

42. **Performance Under Protest.** If at any time a dispute shall arise as to any amount or sum of money to be paid by one Party to the other under the provisions hereof, the Party against whom the obligation to pay the money is asserted shall have the right to make payment "under protest" and such payment shall not be regarded as a voluntary payment and there shall survive the right on the part of said Party to institute suit for recovery of such sum. If it shall be adjudged that there was no legal obligation on the part of said Party to pay such sum or any part thereof, said Party shall be entitled to recover such sum or so much thereof as it was not legally required to pay.

43. **Authority.** If either Party hereto is a corporation, trust, limited liability company, partnership, or similar entity, each individual executing this Lease on behalf of such entity represents and warrants that he or she is duly authorized to execute and deliver this Lease on its behalf. Each Party shall, within thirty (30) days after request, deliver to the other Party satisfactory evidence of such authority.

44. **Conflict.** Any conflict between the printed provisions of this Lease and the typewritten or handwritten provisions shall be controlled by the typewritten or handwritten provisions.

45. **Offer.** Preparation of this Lease by either Party or their agent and submission of same to the other Party shall not be deemed an offer to lease to the other Party. This Lease is not intended to be binding until executed and delivered by all Parties hereto.

46. **Amendments.** This Lease may be modified only in writing, signed by the Parties in interest at the time of the modification. As long as they do not materially change Tenant's obligations hereunder, Tenant agrees to make such reasonable non-monetary modifications to this Lease as may be reasonably required by Lender in connection with the obtaining of normal financing or refinancing of the Premises.

47. **Multiple Parties**. If more than one person or entity is named herein as either Landlord or Tenant, such multiple Parties shall have joint and several responsibility to comply with the terms of this Lease.

48. **Mediation and Arbitration of Disputes.** An Addendum requiring the Mediation and/or the Arbitration of all disputes between the Parties and/or Brokers arising out of this Lease is _____ or is not __X__ attached to this Lease.

49. **Limitations on Indemnities**. No indemnities contained herein shall extend to those matters for which indemnification is prohibited pursuant to Section 56-7-1 N.M.S.A. 1978, as amended.

LANDLORD AND TENANT HAVE CAREFULLY READ AND REVIEWED THIS LEASE AND EACH TERM AND PROVISION CONTAINED HEREIN, AND BY THE EXECUTION OF THIS LEASE SHOW THEIR INFORMED AND

VOLUNTARY CONSENT THERETO. THE PARTIES HEREBY AGREE THAT, AT THE TIME THIS LEASE IS EXECUTED, THE TERMS OF THIS LEASE ARE COMMERCIALLY REASONABLE AND EFFECTUATE THE INTENT AND PURPOSE OF LANDLORD AND TENANT WITH RESPECT TO THE PREMISES.

ATTENTION: NO REPRESENTATION OR RECOMMENDATION IS MADE BY THE AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION OR BY ANY BROKER AS TO THE LEGAL SUFFICIENCY, LEGAL EFFECT, OR TAX CONSEQUENCES OF THIS LEASE OR THE TRANSACTION TO WHICH IT RELATES. THE PARTIES ARE URGED TO:

1. SEEK ADVICE OF COUNSEL AS TO THE LEGAL AND TAX CONSEQUENCES OF THIS LEASE.

2. RETAIN APPROPRIATE CONSULTANTS TO REVIEW AND INVESTIGATE THE **CONDITION OF** THE PREMISES. SAID INVESTIGATION SHOULD INCLUDE BUT NOT BE LIMITED TO: THE POSSIBLE PRESENCE OF HAZARDOUS SUBSTANCES, THE ZONING OF THE PREMISES, THE STRUCTURAL INTEGRITY, THE CONDITION OF THE ROOF AND OPERATING SYSTEMS, AND THE SUITABILITY OF THE PREMISES FOR TENANT'S INTENDED USE.

The parties hereto have executed this Lease at the place and on the dates specified above their respective signatures.

Executed at: ____________	Executed at: 6932 4th St NW ALB, NM 87107
on: 5-19-10	on: 5.19.10
By LANDLORD:	**By TENANT:**
CKM DEVELOPMENT COMPANY, INC., a New Mexico corporation	Z-TECH, INC., a New Mexico corporation
Name Printed: Mason Mayhew	Name Printed: Andres Gallegos
Title: V.P.	Title: CEO & President
By: [signature]	By: [signature]
Address: P.O. Box 14868 Albuquerque, NM 87191	Address: 6932 4th St NW ALB, NM 87107
Telephone: (505) 296-5508	Telephone: (505) 345-2222
Facsimile: (505) 296-5500	Facsimile: (505) 938-5768
Federal ID No. 85-0388806	Federal ID No. 85-0432132

4101 Masthead NE

Floor Plan



210'
40'
45'
45'
45'
45'
45'
45'
100'
40'
100'
30'
10'
10'
10'
80'
40'
120'
20'

Exhibit A

6801 Jefferson NE, Albuquerque, NM 87109 www.gotspaceusa.com

Maestas & Ward COMMERCIAL REAL ESTATE

The information contained is believed reliable. While we do not doubt the accuracy, we have not verified it and make no guarantee, warranty or representation about it. It is your responsibility to independently confirm its accuracy and completeness. Any projection, opinion, assumption or estimated uses are for example only and do not represent the current or future performance of the property. The value of this transaction to you depends on many factors which should be evaluated by your tax, financial, and legal counsel. You and your counsel should conduct a careful independent investigation of the property to determine that it is suitable to your needs.

Exhibit B

Option to Extend Lease

Landlord hereby grants to Tenant the option to extend the Original Term of this Lease for two (2) additional three (3) year terms upon providing written notice to Landlord not less than six (6) months prior to expiration of the Original Term and six (6) months prior to the expiration of the first extended term, if applicable. Base Rent for the extended term(s) shall be as follows:

First Extended Term:

August 1, 2013 - July 31, 2014	$8,458.33 (at $7.00/sf)
August 1, 2014 - July 31, 2015	$8,760.42 (at $7.25/sf)
August 1, 2015 - July 31, 2016	$9,062.50 (at $7.50/sf)

Second Extended Term:

August 1, 2016 - July 31, 2017	$9,364.58 (at $7.75/sf)
August 1, 2017 - July 31, 2018	$9,666.67 (at $8.00/sf)
August 1, 2018 - July 31, 2019	$9,968.75 (at $8.25/sf)

(See also Paragraph 38 of the Lease)

Exhibit C

April 28, 2010



Star Construction, Inc.
8912 Adams NE
Albuquerque NM 87114
Phone – (505) 823-1100
Fax – (505) 821-2650

4101 Masthead Tenant Improvement

The intent of this scope narrative is to define the general scope of the work and to clarify any assumptions made for the project. This scope is based on a sketch and description provided by the tenant. Attached is a conceptual sketch of the tenant improvement.

Notes:

FIRE PROTECTION – No accommodations have been provided in this budget to fire protect the racking system. The racking system will have to be evaluated to determine if in-rack fire protection will be necessary. Because the racking is outside of Star Construction's scope of work this requirement cannot be identified or quantified.

HVAC – The heating system for the warehouse includes 1ea ceiling mounted 150,000 BTU gas fired infrared tube heater at the work area on the south wall and 2ea 150,000 BTU gas fired infrared tube heaters at the dock doors on the north wall. Unit heaters will not be efficient and will not operate properly when mounted 24' off of the floor. The infrared heater will provide better localized heating but are not guaranteed to keep the entire warehouse at 72 degrees the entire winter. The warehouse cooling system includes 4ea 10,000 CFM evaporative coolers with relief vents. Under ideal conditions this system will provide a 10-15 degree temperature reduction of the outside air. Baseboard electric heat is included at the new office, break room and restrooms. Cooling is provided at the new office and break room and exhaust fans will be provided at the restrooms.

ELECTRICAL SERVICE – No accommodations have been made for any tenant provided equipment such as conveyors or fork lift charging stations.

LIGHTING – Star Construction is proposing to provide high bay fluorescent lighting between the racking system. This will provide lighting in the isles between the racks and will be more efficient to operate than metal halide fixtures.

CONSTRUCION ACCESS – It is assumed that Star Construction will have complete access to the tenant space during construction. All roof penetrations for the HVAC system will have to be completed before racking is installed in the space. No merchandise will be permited in the space until a Certificate of Occupancy is issued by the City of Albuquerque.

Scope Continued on next page:

THE NARRATIVE, PREPARED BY STAR CONSTRUCTION, INC., IS CONFIDENTIAL AND PRIVILEGED. IT IS INTENDED FOR THE INDIVIDUAL OR ENTITY NAMED ON THE COVER LETTER AND TRANSMISSION SHEET, ONLY. ANY DISCLOSURE, PHOTOCOPYING OR DISTRIBUTION OF THIS NARRATIVE IS PROHIBITED.

April 28, 2010

Division 1 – General Conditions

- Architectural and engineering fees
- Site supervision and project management
- General liability, workers comp and builders risk Insurance
- Building permits
- Final clean up and trash removal
- Temporary facilities and utilities
- New Mexico Gross Receipts Tax @ 6.625%

Exclusions:

- *Bond*
- *City Impact Fees*
- *Utility Expansion Fees*
- *Meter Fees*

Division 2 – Demolition

- Demolition of floor slap to accommodate sewer line
- Demolition of roofing for evaporative coolers and relief vents

Division 3 – Concrete

- Patch slab at new sewer line

Division 4 – Masonry

- None included

Division 5 – Metals

- Angle frames as required to support evaporative coolers and relief vents

Division 6 – Wood and Plastics

- Lower cabinet units provided at break room
- Backing and blocking as required for toilet accessories

Division 7 – Thermal and Moisture Protection

- Batt Insulation at furred exterior walls
- Sound batt insulation at interior partitions
- Caulking & sealants
- Patch roofing at evaporative cooler and relief vent penetrations

Division 8 – Doors and Windows

- Interior hollow metal jambs and wood doors at new office, break room and restrooms
- Door hardware

STAR CONSTRUCTION INC

THE NARRATIVE, PREPARED BY STAR CONSTRUCTION, INC., IS CONFIDENTIAL AND PRIVILEGED. IT IS INTENDED FOR THE INDIVIDUAL OR ENTITY NAMED ON THE COVER LETTER AND TRANSMISSION SHEET, ONLY. ANY DISCLOSURE, PHOTOCOPYING OR DISTRIBUTION OF THIS NARRATIVE IS PROHIBITED.

Star Construction, Inc – 8912 Adams NE – Albuquerque, NM 87113
Phone (505) 823-1100 – Fax (505) 821-2650

April 28, 2010

Division 9 – Finishes
- Metal framed demising wall with gypsum drywall
- Metal framed interior partitions with gypsum drywall
- Painted gypsum board at demising wall, new office, break room and restroom
- Gypsum board ceiling at restroom
- Acoustical ceilings at office and break room
- VCT flooring with vinyl base at office, break room and restroom

Division 10 – Specialties
- Toilet accessories

Division 11 - Furnishings
- None included

Division 12 - Equipment
- None included

Division 13 – Special Construction
- None included

Division 14 – Conveying Equipment
- None included

Division 15 – Mechanical
- Modification of fire sprinkler system at new office, break room and restrooms
- Sink at break room
- Standard ADA fixtures at restrooms
- Mop sink as required by code
- Water fountain as required by code
- 3ea 150,000 BTU infrared tube heaters
- 4ea 10,000 CFM evaporative coolers
- Air conditioning at new office and break room
- Relief vents as required by evaporative coolers
- Exhaust fan at restrooms as required by code

Division 16 – Electrical
- New high bay fluorescent lighting at warehouse
- Standard fluorescent lighting at new office, break room and restroom
- Electric baseboard heaters at new office, break room and restrooms
- Power distribution at new office, break room and restrooms
- 4ea 110v electrical outlets at work area on south wall
- Rough in for phone and data at new office and at work area on south wall

THE NARRATIVE, PREPARED BY STAR CONSTRUCTION, INC., IS CONFIDENTIAL AND PRIVILEGED. IT IS INTENDED FOR THE INDIVIDUAL OR ENTITY NAMED ON THE COVER LETTER AND TRANSMISSION SHEET, ONLY. ANY DISCLOSURE, PHOTOCOPYING OR DISTRIBUTION OF THIS NARRATIVE IS PROHIBITED.

Star Construction, Inc – 8912 Adams NE – Albuquerque, NM 87113
Phone (505) 823-1100 – Fax (505) 821-2650



Proposed
Relief Air Vent
TYP.
Proposed
Evaporative Cooler
TYP.
Proposed
Infrared Tube
Heater TYP.
Proposed
Phone/Data Rough In
TYP.
Proposed
110V Outlet
TYP.
Mop Sink
Water Fountain
4101 MASTHEAD NE
SCALE 3/16"=1'-0"
Initial Schematic Floor Plan
4-28-10

EXHIBIT 6(o)

Z-TECH, INC.

2002 DIRECTOR, ORRICER AND

EMPLOYEE STOCK OPTION PLAN

Z-TECH, INC

2002 DIRECTOR, OFFICER AND EMPLOYEE STOCK OPTION PLAN

I. PURPOSE

The purpose of the 2002 Director, Officer and Employee Stock Option Plan (the "Plan") is to promote, through the award of options for Common Stock, the long term success of Z-Tech, Inc. and any successors ("Company") by: (i) providing a means through which the Company can attract and retain specified Eligible Employees who can contribute materially to that success and (ii) encouraging stock ownership by those specified Eligible Employees so that they may have a proprietary interest in the Company's success.

II. DEFINITIONS

The capitalized words appearing in this Plan are defined as follows:

A. CHANGE OF CONTROL means a change in control of the Company of a nature that would, were the Company subject to the Securities Exchange Act of 1934 ("1934 Act"), be required to be reported in response to Item 1(a) of the Current Report on Form 8-K, as in effect on the Effective Date, pursuant to Section 13 or 15(d) of the 1934 Act; provided that, without limitation, a Change of Control shall be deemed to have occurred when a "person" (as used in Section 14(d) of the 1934 Act), is or becomes the beneficial owner (as defined in Rule 13d-3 of the 1934 Act), directly or indirectly, of 50% or more of the combined voting power of the Company's outstanding securities ordinarily having the right to vote in elections of Directors; or (b) individuals who constitute the Board of Directors of the Company on the Effective Date (the "incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a Director subsequent to the date hereof whose election or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Directors comprising the Incumbent Board shall be, for purposes of this subsection (b), considered as though that person were a member of the Incumbent Board. However, no Change of Control shall be deemed to have occurred unless and until the Optionee has actual knowledge from written notice provided by the Company's President.

B. COMMITTEE means the Committee, if any, appointed by the Board of Directors of the Company to administer the Plan, as more fully described in the Plan.

C. COMMON STOCK means the common stock of Z-Tech, Inc.

D. COMPANY means Z-Tech, Inc., and any subsidiaries or parents.

E. DIVESTITURE means the sale of, or closing by, the Company of substantially all of the business operations of the Company, including without limitation any sale of assets, exchange of

shares, merger, dissolution, or other corporate event which would require shareholder approval to effectuate.

F. ELIGIBLE EMPLOYEE means an employee, director or officer, eligible to receive Options under the Plan as defined elsewhere in the Plan.

G. EFFECTIVE DATE means the date the Plan becomes effective, as provided in the Plan.

H. INCENTIVE STOCK OPTION means an option to purchase stock, which is an incentive stock option and is intended to meet the requirements of Section 422 of the Internal Revenue Code.

I. ISSUED, when used with respect to Plan Shares, means Common Stock actually issued and outstanding.

J. NONQUALIFIED STOCK OPTION or "NQSO" means an option to purchase stock which is not intended to be an Incentive Stock Option.

K. OPTION means the right to acquire Common Stock conferred pursuant to this Plan.

L. OPTION SHARES means shares of Common Stock which may be acquired under an Option.

M. OPTIONEE means the individual entitled to acquire Option Shares under an Option.

N. PLAN means the 2002 Director, Officer and Employee Stock Option Plan of the Company.

O. PLAN SHARES means the aggregate amount of Common Stock which may be purchased pursuant to Options under the Plan.

III. ELIGIBLE PARTICIPANTS

Any one or more of the Company's directors, officers or employees are eligible to participate in the Plan.

IV. THE COMMITTEE

The Committee, if appointed by the Board of Directors, will be composed of two or more Directors designated by the Board of Directors of the Company. The Board of Directors (or, if appointed, the Committee), will administer the Plan and, from time to time and in its sole discretion, select from the Eligible Employees those to whom Options will be granted and the number of Option Shares for each Option.

V. PLAN SHARES

The aggregate number of Plan Shares is 3,000,000. The Company will at all times during the term of the Plan reserve and keep available a number of shares of Common Stock sufficient to satisfy the requirements of the Plan and will pay all fees and expenses necessarily incurred by the Company in connection with the exercise of Options. The number of Plan Shares will be adjusted if a reclassification, consolidation or merger should occur, as provided elsewhere in the Plan. The shares underlying any terminated or expired Option awarded under the Plan will be added back to the Plan Shares available for Options, as if the terminated or expired Option had not been granted.

VI. TERMS AND CONDITIONS OF OPTIONS

A. Terms, Conditions and Limitations in All Options.

Except as otherwise provided in the Plan, one or more Options may be granted to any Eligible Employee. The Committee shall have sole and complete discretion in determining whether the Option granted is an Incentive Stock Option or an NQSO. Each Option grant to a Director must be approved by the full Board of Directors. Each Option must be evidenced by a written stock option agreement between the Company and the Optionee, in such form or forms as the Board of Directors (or, if appointed, the Committee) from time to time may prescribe and shall specify whether the Option is intended to be an Incentive Stock Option or an NQSO. The date of grant of an Option will be determined by the Committee. Option agreements need not be identical to each other but must comply with and be subject to the following terms and conditions:

1. Purchase Price. The purchase price for an Option Share will not be less than the fair market value per share of the Common Stock on the date of grant of the Option. In each case, the fair market value used in determining the purchase price of an Option Share will be determined in good faith at the time of grant of the Option by decision of the Board of Directors (or, if appointed, the Committee).

2. Term and Exercise. Any Option granted will contain provisions established by the Board of Directors, (or the Committee, if any) setting forth the term of the Option and manner and timing of exercise of the Option. However, no Option may be exercisable by its terms after the earlier of:

a. ten years from the date of the grant of the Option; or

b. three months from termination of Optionee's employment (full-time or part-time) with the Company for any reason other than by Disability; or

c. the expiration of three years from the date on which Optionee's termination of employment occurs as a result of Disability;

d. if Optionee dies while in Company's employ, the earlier of one year from the date of issuance of letters testamentary or letters of administration to the executor or administrator of a deceased Optionee, or two years after Optionee's death; or

e. violation of any noncompete or nondisclosure agreements with the Company or violation of any noncompete or nondisclosure policies of the Company.

The Board of Directors may provide for shorter time periods in any Option in its discretion. However, Options shall become immediately exercisable upon the occurrence of (i) a Change of Control or Divestiture, or (ii) the effective date of a public offering of the Company's securities registered under the Securities Act of 1933 or the registration of the Company's securities under Section 12 of the 1934 Act.

3. Method of Payment. Options must be exercised by the delivery of a written notice from the Eligible Employee to the Company in the form prescribed by the Committee setting forth the number of Option Shares to be exercised, accompanied by full payment for the Shares. The Option Price shall be payable to the Company in full in cash, or its equivalent, in the sole discretion of the Board, or by delivery of shares of Stock (not subject to any security interest or pledge) or according to a deferred payment or other arrangement with the person to whom the Option is granted or to whom the Option is transferred pursuant to the terms of this Plan or in any other form of legal consideration that may be acceptable to the Board. As soon as practicable after receipt of the notice and payment, the Company shall deliver to the participant stock certificates in the appropriate amount, based upon the number of Option Shares exercised, issued in the Eligible Employee's name.

4. Payment for Option Shares. Payment may be made, in the discretion of the Board of Directors (or, if appointed, the Committee), as determined in good faith by the Board of Directors (or, if appointed, the Committee), in cash or in stock of the Company having a fair market value on the date of exercise, equal to the price for which the Option Shares may be purchased.

5. Nontransferability. The terms of any Option granted must include provisions making the Option nontransferable by the Optionee otherwise than by will or the laws of descent and distribution and prohibiting exercise by anyone other than the Optionee during the Optionee's lifetime. Option Shares which are issued may be subject to restrictions on transfer as determined by the Board of Directors of the Company (or, if appointed, the Committee).

B. Other Terms.

Any Option granted under the Plan will contain such other and additional terms, not inconsistent with the terms of the Plan, which are deemed necessary or desirable by the Board of Directors (or, if appointed, the Committee).

C. Compliance with Securities Laws.

No Option or Option Shares will be issued to an Eligible Employee or Optionee except in compliance with applicable state and federal securities laws, and the Company will have no obligation to issue Option Shares under an Option if compliance with those laws has not been achieved.

VII. RECLASSIFICATION, CONSOLIDATION, MERGER OR EXCHANGE

If and to the extent that the number of Issued shares of Common Stock is increased or reduced by change in par value, split up, reclassification, distribution of a dividend payable in Common Stock, or the like, in the discretion of the Board the number of Plan Shares, Option Shares, and the purchase price per Option Share may, but need not be proportionately adjusted. If the Company is reorganized, consolidated, or merged, or shares of Common Stock are exchanged, with another corporation (an "Event"), the Optionee will be entitled to receive options covering shares of the reorganized, consolidated, or merged company, or shares exchanged, in the same proportion, at an equivalent price, and subject to the same conditions except as otherwise specified in this Plan with respect to exercisability upon certain specified occurrences.

VIII. RIGHTS AS SHAREHOLDER AND EMPLOYEE

No Optionee will have any rights as a Shareholder of the Company with respect to any Option Shares before the date of issuance to the Optionee of the certificates for the Option Shares. Neither the Plan nor any Option granted under the Plan will confer upon an Optionee any right to continue in the employment or service of the Company.

IX. EFFECTIVE DATE

The Effective Date of the Plan is the date of its adoption by the Board of Directors of the Company.

X. TERM OF THE PLAN

The Plan will terminate not later than, and no Options will be granted after, the tenth anniversary of the Effective Date. The provisions of the Plan will, however, continue after termination of the Plan to govern all Options granted under the Plan until the exercise or expiration of the Options. The Plan may be terminated at any time by the Board of Directors.

XI. CONSTRUCTION

The Plan and Options granted under the Plan will be interpreted and administered under the laws of the State of New Mexico.

XII. INTERPRETATION

All questions of interpretation and application of the Plan and any Options will be determined solely by the Board of Directors and the determination of the Board of Directors will be final and binding upon all parties.

XIII. STOCKHOLDER APPROVAL

If required by applicable law or regulation, this Plan will by presented for consideration and approval of the shareholders of the Company at a meeting, special or regular, of the shareholders of the Company. If approval is necessary and the Plan is not approved by the shareholders, the Plan shall terminate and all Options granted under it shall be immediately forfeited.

XIV. AMENDMENT OF PLAN AND OPTIONS

This Plan and Options granted under it (with approval of the Optionee unless the change is required by law or is applicable to all Optionees) may be amended or modified by the Board of Directors of Company at any time and from time to time without further action by shareholders, except insofar as shareholder approval of the amendment is required by applicable law.

EXHIBIT 6(P)

Z-TECH, INC.

2003 DIRECTOR AND OFFICER STOCK PLAN

Z-TECH, INC.
2003 DIRECTOR AND OFFICER STOCK PLAN

I. PURPOSE

The purpose of the 2003 Director And Officer Stock Plan is to promote the long-term success of Z-Tech, Inc. ("Z-Tech") by: (i) providing a means by which Z-Tech can attract, retain and compensate Directors and Executive Officers who can materially contribute to the success of Z-Tech and (ii) encourage stock ownership by Directors and Executive Officers so that they may have a proprietary interest in Z-Tech's success.

II. DEFINITIONS

The capitalized words appearing in this Plan are defined as follows:

A. "Award" means any award or benefit granted under the Plan, including, without limitation, the grant of Options or Restricted Stock.

B. "Change Of Control" means a change of control of Z-Tech of a nature that would be required to be reported in response to Item I(a) of the Current Report on Form 8-K, as in effect on the date of this Plan, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"). A Change of Control shall be deemed to have occurred at the time a "person" (as used in Section 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Section 13(d) of the Exchange Act), directly or indirectly, of 50% or more of the combined voting power of Z-Tech's outstanding securities ordinarily having the right to vote in elections of directors; or (b) individuals who constitute the Board of Directors of Z-Tech on the date of this Plan ("Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors. However, any person becoming a Director subsequent to the date of this Plan whose election, or nomination for election by Z-Tech's shareholders, was approved by a vote of at least a majority of the Directors comprising the Incumbent Board shall be, for purposes of subsection (b), considered as though that person were a member of the Incumbent Board. No Change in Control shall be deemed to have occurred unless and until the participant has actual knowledge from one of the following sources: a report filed with the Securities and Exchange Commission, a public statement issued by Z-Tech, or a periodical of general circulation, including but not limited to the New York Times or The Wall Street Journal.

C. "Committee" means the Committee appointed by the Board of Directors of Z-Tech ("Board") to administer the Plan as to officers, as more fully described in the Plan.

D. “Common Stock” means the no par value common stock of the Z-Tech, Inc.

E. “Company” means Z-Tech, Inc., and any subsidiaries.

F. “Date of Grant” means the date the Board of Directors or Committee approves a grant of an Award.

G. “Option” means the right to acquire Common Stock, conferred pursuant to this Plan. All Options will be nonqualified stock options for tax purposes.

H. “Option Shares” means shares of Common Stock which may be acquired under an Option.

I. “Optionee” means the person entitled to acquire Option Shares under an Option.

J. “Effective Date” means the date the Plan was adopted by the Board of Directors of Z-Tech, assuming approval by the Board of Directors.

K. “Participant” means those Eligible Officers and Eligible Directors who are eligible to receive Awards under the Plan.

L. “Plan” means the 2003 Director and Officer Stock Plan.

M. “Plan Shares” means the aggregate amount of Common Stock which may be awarded under the Plan.

N. “Restricted Stock” means an award of Common Stock granted to a participant pursuant to Section IX of this Plan.

III. ELIGIBLE DIRECTORS AND OFFICERS

All Directors of Z-Tech (who are not employees of Z-Tech), whether elected or appointed, ("Eligible Directors") and all Executive Officers of Z-Tech subject to (or who may become subject to) Section 16 of the Securities Exchange Act of 1934 or who may be designated by the Board of Directors as eligible ("Eligible Officers"), are eligible for awards under the Plan.

IV. THE COMMITTEE

The Committee will consist of two or more "disinterested" Directors as that term is defined from time to time in Rule 16b-3(c)(2)(i) of the Securities Exchange Act of 1934 ("Exchange Act"). No member of the Committee will be an Eligible Officer. The Committee will administer the Plan.

V. OPTION AWARDS TO ELIGIBLE OFFICERS

The Committee will, from time to time and in its sole discretion, select from Eligible Officers those to whom Options will be awarded and make those Awards. The number of Option Shares covered by an Option will be determined by the Committee in accordance with the criteria determined by the Committee, including Z-Tech performance. The exercise price will be determined by the Committee and, if not otherwise determined, will be the closing price for the Common Stock on the trading day immediately preceding the Date of Grant, or, if the Common Stock is not publicly traded, the fair market value as determined by the Committee on the Date of Grant. The Committee will determine, in its sole discretion, the terms of vesting, exercise and termination or expiration of the Options. However, no Options shall terminate later than the earliest of (i) failure to vest, (ii) 10 years from the Date of Grant, or (iii) to the extent the options are not vested, upon the termination of employment of a Participant. Payment for Option Shares upon exercise of an Option will be made in cash or, in the discretion of the Committee determined as of the grant of (or by amendment to) the Option and incorporated in it, (i) in Common Stock (valued as determined by the Committee) or (ii) through a net exercise of the Option.

VI. PLAN SHARES

The maximum number of Plan Shares for which Awards may be awarded each fiscal year is 5 percent of the number of shares of Common Stock outstanding at the first day of that fiscal year. Those Plan Shares underlying expired or terminated Awards issued under the Plan, and Plan Shares not delivered because the Award was used to satisfy the applicable tax withholding deduction, shall be added to the maximum number of Plan Shares available in any fiscal year subsequent to the year of the Award.

If the exercise price of any Award granted under the Plan or any prior Plan is satisfied by tendering shares of Common Stock to Z-Tech (by either actual delivery or by attestation), only the number of shares of Common Stock issued net of the shares of Common Stock tendered shall be deemed delivered for purposes of determining the maximum number of shares of Common Stock available for delivery under the Plan.

VII. GRANTS TO DIRECTORS

Each Eligible Director, upon his or her appointment or election as a Director, shall automatically be awarded an option for 10,000 Option Shares. An Eligible Director serving at the Effective Date of the Plan who did not receive a grant of 10,000 Option Shares upon becoming a Director will receive an Option for 10,000 Option Shares upon the Effective Date of the Plan. Thereafter, at the beginning of each service year of an Eligible Director, that Eligible Director shall automatically receive an Option for 10,000 Option Shares.

The exercise price per Option Share shall be the closing price for the trading day immediately

preceding the Date of Grant, or if the Common Stock is not publicly traded, the fair market value of the Common Stock as determined by the Board of Directors on the Date of Grant. The Option will vest and become exercisable at 5:00 p.m., New Mexico time, on the day before the next meeting of shareholders of Z-Tech at which Directors are elected following the grant of the Option, if the Eligible Director still holds office. The Option may be exercised, if vested, until ten years from the Date of Grant. The Option shall terminate the earlier of (i) failure to vest, (ii) ten years from the Date of Grant, or (iii) twelve months from the date the Optionee ceases to be a member of the Board of Directors. Payment for Option Shares upon exercise of an Option will be made in cash, or in the discretion of the Board of Directors determined as of the Date of Grant (or upon amendment) of the Option and incorporated in it, (i) in Common Stock valued as determined by the Board of Directors, or (ii) through net exercise of the Option.

VIII. EXERCISE OF OPTIONS

Options shall be exercised by the delivery of a written notice from the Participant to Z-Tech in the form prescribed by the Committee setting forth the number of Option Shares with respect to which the Option is to be exercised, accompanied by full payment for the Option Shares and the amount of applicable taxes due or required to be withheld. At the request of the Participant, and subject to applicable laws and regulations, Z-Tech may (but shall not be required to) cooperate in a Cashless Exercise of the Option. As soon as practicable, after receipt of written notice and payment, Z-Tech shall deliver to the Participant, stock certificates in the appropriate amount based upon the number of Option Shares with respect to which the Option is exercised, issued in the Participant's name.

IX. RESTRICTED STOCK

A. Grant of Restricted Stock. Subject to the terms and provisions of the Plan and applicable law, the Committee may, at any time and from time to time, grant shares of Restricted Stock under the Plan to those Participants, and in the amounts and for the duration and/or consideration, as the Committee shall determine. Participants who receive Restricted Stock are not, unless otherwise determined by the Committee, required to pay Z-Tech for that Restricted Stock (except for applicable tax withholding) other than the rendering of services and/or until other considerations are satisfied as determined by the Committee in its sole discretion.

B. Restricted Stock Agreement. Each Restricted Stock grant shall be evidenced by an agreement ("Award Agreement") that shall specify the period of restriction, the conditions which must be satisfied before removal of the restriction, the number of Shares of Restricted Stock granted, and any other provisions as the Committee shall determine. The Committee may specify, but is not limited to, the following types of restrictions in the Award Agreement: (i) restrictions on acceleration or achievement of terms or vesting based on any business or financial goals of Z-Tech, including performance standards, and (ii) any other further restrictions that may be advisable under the law.

C. Removal of Restrictions. Except as otherwise noted in this Section, Restricted Stock covered by each Award made under the Plan shall become freely transferable (subject to applicable securities laws) by the Participant after the last day of the period of restriction and/or upon the satisfaction of other conditions as determined by the Committee. Except as specifically provided in this Section, the Committee shall have no authority to reduce or remove the restrictions or to reduce or remove the period of restriction without the express consent of the shareholders of Z-Tech. If the grant of Restricted Stock is performance-based, the total restricted period for any or all shares of Restricted Stock granted shall be no less than 1 year unless a Change in Control occurs. Any other shares of Restricted Stock issued pursuant to this Section shall provide that the minimum Period of Restriction, unless a Change of Control occurs, shall be three years, which Period of Restriction may permit the removal of restrictions on no more than 1/3 of the shares of Restricted Stock at the end of the first year following the Grant Date, and the removal of the restrictions on an additional 1/3 of the Shares at the end of each subsequent year. No restrictions shall be removed from shares of Restricted Stock during the first year following the Grant Date, except if a Change in Control occurs.

D. Voting Rights. During the Period of Restriction, a Participant in whose name Restricted Stock is granted under the Plan may exercise full voting rights with respect to those Shares.

E. Dividends and Other Distributions. During the Period of Restriction, a Participant in whose name Restricted Stock is granted under the Plan shall be entitled to receive all dividends and other distributions paid with respect to those Shares. If any dividends or distributions are paid in Common Stock, the Common Stock shall be subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed.

F. Maximum Award. Each Participant's Award shall be limited to the maximum Award determined by the Committee.

X. RESTRICTIONS ON TRANSFER

Unless and until Z-Tech registers the Plan Shares under the Securities Act of 1933 and as required by the securities laws of other applicable jurisdictions, the Option Shares and Restricted Stock awarded under the Plan will be "restricted securities" as that term is defined under Rule 144 of that 1933 Act and may only be transferred upon registration or in reliance on an exemption, established to the satisfaction of Z-Tech, under that 1933 Act. Except as otherwise provided by the Committee, no Option Award will be transferable by the Participant other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, or Title I of the Employee Retirement Income Security Act, or the rules thereunder. Moreover, all Option Shares and Restricted Stock shares are subject to the transferability restrictions imposed by Section 16 of the Securities Exchange Act of 1934 if securities of Z-Tech are registered under that 1934 Act. **No Option (other than upon exercise), or Option Share or share of Restricted Stock may be transferred or otherwise alienated in any way for a period of six months from the Date of Grant**, as provided in Rule 16b-3(c)(1) if securities of Z-

Tech are registered under that 1934 Act.

XI. RECLASSIFICATION, CONSOLIDATION, MERGER OR EXCHANGE, CHANGE IN CONTROL

If a corporate transaction involving Z-Tech (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares) occurs, the Committee may, but is not required to, adjust Awards to preserve the benefits or potential benefits of the Awards. Action by the Committee may include: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the Exercise Price of outstanding Options; and (iv) any other adjustments that the Committee determines to be equitable. If a Change of Control occurs, the Board of Directors, as to Awards to Eligible Directors, and the Committee, as to Awards to Eligible Officers, may, in its sole discretion, accelerate the payment or vesting of any Award and release any restrictions on any Awards.

XII. TAX WITHHOLDING

All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares or other benefits under the Plan on satisfaction of the applicable withholding obligations. The Committee, in its discretion, and subject to such requirements as the Committee may impose before the occurrence of withholding, may permit withholding obligations to be satisfied through cash payment by the Participant, through the surrender of the shares of Common Stock that the Participant already owned, or through the surrender of shares of Common Stock to which the Participant is otherwise entitled under the Plan.

XIII. AMENDMENT TO AWARD FORMULAS

The formulas provided in this Plan for award of Option Shares to Eligible Directors may not be amended more than once every six months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act, or the rules thereunder.

XIV. SHAREHOLDER APPROVAL

This Plan will be presented for consideration and approval of the shareholders of Z-Tech at a meeting, special or regular, of the shareholders of Z-Tech. If the Plan is not approved by the shareholders, the Plan shall terminate. Awards made under the Plan before shareholder approval will terminate if the Plan is not approved by the shareholders.

XV. RIGHTS AS SHAREHOLDER AND EMPLOYEE

No person eligible to participate in this Plan will have any rights as a Shareholder of Z-Tech with respect to the Option Shares before the date of issuance to that person of certificates for awarded Option Shares. Neither the Plan nor any awards granted under the Plan will confer upon a participant any right to continue in the employ or to continue as a Director of Z-Tech.

XVI. TERM OF THE PLAN

The Plan will terminate on the earlier of (i) the award and issuance of all of the Plan Shares, (ii) termination by the Board of Directors, or (iii) 10 years from the Effective Date of the Plan.

XVII. CONSTRUCTION

The Plan will be interpreted and administered under the laws of the State of New Mexico. The Plan is intended to qualify under and comply with all applicable conditions of Rule 16b-3, or its successors, of the Securities Exchange Act of 1934. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and, with respect to actions by the Committee or Board of Directors, deemed advisable by the Committee or Board of Directors.

XVIII. INTERPRETATION

All questions of interpretation and application of the Plan will be determined, as they relate to the Eligible Officers, solely by the Committee, as they relate to the Board of Directors, solely by the Board of Directors, the determination of which will be final and binding upon all parties.

XIX. AMENDMENT OF PLAN

The Plan may be amended by a majority vote of the Board of Directors at any time and from time to time, except shareholder approval of an amendment will be required if required by applicable law or regulation or the requirements of any stock exchange or Nasdaq System with which the Common Stock is registered.

EXHIBIT 9

ESCROW AGREEMENTS

ESCROW AGREEMENT

BETWEEN

Z-TECH, INC.

AND

SUNWEST TRUST, INC.

ESCROW AGREEMENT

Z-Tech, Inc., a New Mexico corporation ("Issuer"), and Sunwest Trust, Inc., an escrow company ("Escrow Agent"), agree:

1. Recitals. Issuer will offer and sell (the "Offering") for its account a minimum (the "Minimum") of 162,500 and up to a maximum (the "Maximum") of 2,500,000 shares of common stock (the "Shares") on a 162,500 shares all-or-none basis. To protect the subscribers of the Shares if at least the Minimum is not sold, the parties desire that the proceeds from the sale of the Shares be held in escrow until the Escrow Termination Date.

2. Delivery of funds and Confirmation. The purchase price paid by the subscribers of the Shares and received by the Issuer (whether that purchase price is paid in cash or by check draft, money order, or any other instrument for the payment of money, all of which payment are collectively referred to as the "Funds") will be delivered by the Issuer to Escrow Agent. With each transmittal of Funds, the Issuer will deliver to Escrow Agent two copies of each confirmation of sale of any Shares indicating the name and address of the purchaser, the number of Shares purchased, and the total price paid for the Shares.

3. Deposit in Escrow. All Funds received by the Issuer for the purchase of the Shares will be promptly deposited with Escrow Agent in an interest-bearing account entitled "Sunwest Trust, Inc., Escrow Agent for Z-Tech, Inc., the principal of which will be held for the benefit of the subscribers and not to be subject to claims of creditors of Issuer or expenses of the Offering upon the following terms and conditions:

a. The Funds will be held by Escrow agent until the first to occur of _________________or (ii) the sale of the Minimum, 162,500 Shares, or (iii) the termination of the Offering at any time in the Issuer's sole discretion. The date of the first event shall be the "Escrow Termination Date." The Issuer will give written notice to Escrow Agent advising it of the date of the Issuer's Regulation A Stock Offering Circular.

b. When Escrow Agent has received, with respect to all of the Shares sold, transmittal of all the Funds and all information required by Paragraph 2 and if at least the Minimum has been sold, Escrow Agent will promptly give written notice of that receipt to the Issuer, and on the closing date, which is a date to be specified in writing by the Issuer or counsel to the Issuer, Escrow Agent will pay over to the Issuer the Funds held in escrow.

c. The Shares will not be deemed to have been sold until funds received from or on behalf of subscribers and delivered to Escrow Agent have been collected by Escrow Agent.

d. If Escrow Agent has not received, on or before the Escrow Termination Date, all the funds and information required by Paragraph 2 above for at least the Minimum because at least the Minimum has not been sold by that date, Escrow Agent will repay directly to each subscriber, with interest and without deduction from, the total purchase price paid by that subscriber for the purchase of the Shares, at the address shown on the

copy of confirmation of sale delivered to Escrow Agent under the provisions of Paragraph 2. Escrow Agent will send a copy of each transmittal letter to Issuer.

e. If Escrow Agent received funds for sales of Shares in excess of the Minimum, Escrow Agent will hold these Funds and promptly pay out these Funds in the same manner as, and in addition to, the payment of the Funds received for sales of at least the Minimum.

f. All interest earned on the Funds will be (i) paid to the issuer at the time that the funds are completely disbursed as provided in Paragraph e above, or (ii) paid to subscribers at the same rate it was accumulated in the escrow account, taking into consideration the length of time the money was in escrow as provided in Paragraph d above.

4. Escrow Fee. Escrow Agent will charge and Issuer will pay Escrow Agent an escrow fee ("Escrow Fee") for acting as escrow agent under this Agreement will be $1500.00

5. Right to Inspect and Copy. The securities department, division, commission, bureau or agency, however designated, of each state in which this Offering is made, shall be entitled to inspect and make copies of the records of Escrow Agent at any reasonable time, wherever the records are located.

6. Limitation of Liability. Escrow Agent will be liable as a depository only and will not be responsible for the sufficiency, accuracy, form, execution or validity of documents deposited under this Agreement, or for any description of property or other matter therein, or on account of the identity, authority or rights of the person executing or delivering or purporting to execute or deliver any such instruments. In performing its duties under this Agreement, Escrow Agent will not incur liability to anyone for any damages, losses, or expenses, except due to a willful default or gross negligence. Accordingly, Escrow Agent will not incur liability with respect to (i) any action taken or omitted in good faith upon advice of its counsel or counsel for Issuer given with respect to any questions relating to the duties and responsibilities of Escrow Agent under this Agreement, or (ii) any action taken or omitted in reliance upon any instrument, as to its due execution, the validity and effectiveness of its provisions, and the accuracy of any information contained therein, which Escrow Agent in good faith believes to be genuine, to have been signed or presented by a proper person or persons and to confirm with the provisions of this Agreement.

7. Indemnity. This Issuer will indemnify Escrow Agent and hold it harmless against all losses, claims, damages, liabilities and extraordinary expenses which may be imposed upon or incurred by Escrow Agent in connection with its acceptance of appointment, or the performance of its duties, as escrow agent under this Agreement, except arising out of its willful default or gross negligence.

ISSUER:	ESCROW AGENT:
Z-TECH, INC. 6932 4TH Street NW Albuquerque, New Mexico 87107	SUNWEST TRUST, INC. 3240 Juan Tabo NE – Building D Albuquerque, New Mexico 87111
By: ____________________________	By: ____________________________
Andres A. Gallegos	Arthur Dougherty
Its: President, CEO	Its: ____________________________
Date: __________________________	Date: __________________________

EXHIBIT 10

CONSENTS OF EXPERTS

CONSENT OF PULAKOS, LLC



Tax • Audit • Advisory Since 1960
5921 Jefferson Street NE
Albuquerque, NM 87109
(505) 338-1500
(505) 338-1515 fax
www.pulakos.com

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the stockholders and Board of Directors of Z-Tech, Inc.:

We consent to the use of our reports dated August 27, 2010, except for Note 11 to the financial statements discussing subsequent events and liquidity which is dated as of April 8, 2011, with respect to the balance sheets of Z-Tech, Inc. as of June 30, 2010, 2009 and 2008, and the related statements of income, stockholders' equity, and cash flows for the years then ended.

Pulakos CPAs, PC

Pulakos CPAs, PC
Albuquerque, NM
April 8, 2011

EXHIBIT 11

OPINION RE LEGALITY

OPINION OF SCHULER.DALY

SCHULER.DALY

LAW FOR THE ENTITY, ENTREPRENEUR, AND INVESTOR

April 11, 2011

Z-Tech, Inc.
6932 Fourth Street NW
Albuquerque, NM 87107

Re: Offering pursuant to Regulation A

Ladies and Gentlemen:

We refer to the Offering Statement under Regulation A being filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (the "Act") on or about the date of this letter, covering the offer and sale of up to 2,500,000 shares ("Shares") of the no par value common stock of Z-Tech, Inc., a New Mexico corporation, (the "Company").

We have examined copies, certified or otherwise identified to our satisfaction, of such corporate records and other documents as we have considered necessary or appropriate for the purposes of this opinion and have made such inquiries of officers and representatives of the Company as to factual matters as we have considered relevant and necessary as a basis for this opinion.

In connection with our examination, we have assumed the authenticity of all documents submitted to us as originals, and the conformity to the originals of all documents submitted to us as copies. We have also assumed the genuineness of all signatures that we have reviewed and the legal capacity of all natural persons. In addition, we have assumed the accuracy of the factual matters set forth in each document, and have relied upon statements of officers of the Company and others with respect to certain questions of fact.

In rendering this opinion, we have assumed that before the issuance of any of the Shares, the Offering Statement will have been qualified under Regulation A under the Act and that qualification has not been terminated or rescinded.

Based on the foregoing, we are of the opinion that the Shares have been validly authorized and, when issued and sold in accordance with the terms of the Offering Statement, will be legally issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Offering Statement. This consent is not to be construed as an admission that we are persons whose consent is to be filed with the Offering Statement under the provisions of the Act.

Very truly yours,

s/ Schuler.Daly

Schuler.Daly

10611 4th Street NW, Albuquerque, New Mexico 87114
Telephone 505.872.0800 Facsimile 505.872.0900
www.schulerdaly.com

EXHIBIT 12

SALES MATERIAL

This announcement does not constitute an offer to sell, nor a solicitation to purchase Z-Tech, Inc. shares. Any such offer must be made through the official Offering Circular, available upon written request. The Commissioner of Corporations of the State of California does not recommend or endorse the purchase of these securities.

$5,000,000

Z-Tech, Inc. dba


Z-COiL®
FOOTWEAR

A New Mexico corporation dedicated to the design and manufacture of pain relief footwear products.

2,500,000 Shares
of Common Stock

PRICE: $2.00 PER SHARE

Please complete and return the form below to receive a copy of the Offering Circular.

☐ Please mail me a printed copy. ☐ Please e-mail me a digital copy.

Name____

Street Address________________________________

City, State, Zip_______________________________

Phone Number_________________________________

Email Address_________________________________

Z-Tech, Inc. – Attn: Lucia Gallegos, Shareholder Relations

6932 4th Street NW • Albuquerque, NM 87107 • 505.345.2222 • www.zcoil.com • ShareholderRelations@zcoil.com

This announcement does not constitute an offer to sell, nor a solicitation to purchase Z-Tech, Inc. shares. Any such offer must be made through the official Offering Circular, available upon written request. The Commissioner of Corporations of the State of California does not recommend or endorse the purchase of these securities.

$5,000,000

Z-Tech, Inc. dba


Z-COiL®

FOOTWEAR


Z-C

A New Mexico corporation dedicated to the design and manufacture of pain relief footwear products.

2,500,000 Shares
of Common Stock

PRICE: $2.00 PER SHARE

Please complete and return the form below to receive a copy of the Offering Circular.

- ☐ Please mail me a printed copy.
- ☐ Please e-mail me a digital copy.

Name______________________________

Street Address______________________________

City, State, Zip______________________________

Phone Number______________________________

Email Address______________________________

Z-Tech, Inc. – Attn: Lucia Gallegos, Shareholder Relations

6932 4th Street NW • Albuquerque, NM 87107 • 505.345.2222 • www.zcoil.com • ShareholderRelations@zcoil.com

This announcement does not constitute an offer to sell, nor a solicitation to purchase Z-Tech, Inc. shares. Any such offer must be made through the official Offering Circular, available upon written request.

Z-Tech, Inc. dba


Z-CoiL
FOOTWEAR


Z-CoiL

A New Mexico corporation dedicated to the design and manufacture of pain relief footwear products.


BIO-TREK

Built-In-Orthotic footwear


BellaViv

Fashionable spring heels for women


ZOLES

Insoles designed exclusively for Z-CoiL

2,500,000 Shares
of Common Stock

PRICE: $2.00 PER SHARE

Please complete and return the form below to receive a copy of the Offering Circular.

☐ Please mail me a printed copy. ☐ Please e-mail me a digital copy.

Name________________________________

Street Address__________________________

City, State, Zip_________________________

Phone Number___________________________

Email Address__________________________

Z-Tech, Inc. – Attn: Lucia Gallegos, Shareholder Relations

6932 4th Street NW • Albuquerque, NM 87107 • 505.345.2222 • www.zcoil.com • ShareholderRelations@zcoil.com